2006



Amkor
Technology®



07071563



SEC MAIL PROCESSING
RECEIVED
WASH, DC
209

ENABLING A MICROELECTRONIC WORLD®





Amkor®
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ENABLING A MICROELECTRONIC WORLD®

Amkor is one of the world's largest providers of contract semiconductor assembly and test services. Founded in 1968, Amkor pioneered the concept of having a highly focused third party provide assembly and test to semiconductor manufacturers. By capitalizing on strong outsourcing trends and consistently meeting customer needs, Amkor has enjoyed significant growth over its nearly 40-year history.

Today we are a strategic manufacturing partner for many of the world's leading semiconductor companies and electronics OEMs, providing our customers with a broad array of package design, assembly and test solutions. Amkor's operational base encompasses more than 5 million square feet of manufacturing facilities, product development centers, and sales and support offices located in key electronics manufacturing regions in Asia, Europe and the United States.


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Semiconductor manufacturing is generally defined in two stages. In the first stage, called the "front end", complex electronic circuitry is deposited onto silicon wafers through a process called wafer fabrication. In the "back end", also known as packaging (or assembly) and test, the silicon wafer is cut into individual chips, and each chip is placed in a protective housing that provides a proper electrical connection between the chip and the system board. For most advanced semiconductor devices, these packages are custom designed for specific applications. The packages are then tested to ensure that they meet appropriate performance criteria.

The assembly process is responsible for managing the electrical connections between the very fine pitch of the chip and the larger geometry of the system board. Amkor's industry-leading technology, design, assembly and test capabilities represent critical operational requirements for many of the world's leading semiconductor companies.

If you look inside a microelectronic product you won't see Amkor's name on many of the actual packages, but you will see the names of our customers – more than 175 of the world's leading semiconductor suppliers.



Enabling a Microelectronic World®



2006 ANNUAL REPORT LETTER TO SHAREHOLDERS

In last year's report to shareholders I voiced a personal commitment to a process of transforming Amkor into a company that is consistently profitable, and I outlined several key management objectives for 2006 and beyond:

- That Amkor achieve sustainable gross margins in the mid-20% range, depending on the magnitude of inventory corrections;
- That we better align our factory operations and support structures to reduce operating costs;
- That we exercise strict financial discipline in our capital spending and generate levels of free cash flow that will permit us to take affirmative steps to de-lever our balance sheet.

I am pleased to say that we entered 2007 having made excellent progress toward achieving these objectives.

Following the industry correction of 2004, we enjoyed a strong business recovery that continued through most of 2006. During the six quarters of this upcycle, our quarterly sales grew by 70%, representing the greatest 18-month sales increase in Amkor's history as a public company.

Our full year 2006 revenue rose 30% to a record $2.7 billion from $2.1 billion in 2005. We achieved record net income of $170 million, or $0.90 per diluted share, compared with a loss of $137 million, or ($.78) per share, in 2005. Our 2005 loss included a charge of $50 million for legal settlements.

An Outstanding Year

Let's take a closer look at our 2006 operating performance:

We achieved gross margin in the mid-20% range in each quarter of 2006. We improved factory alignment and achieved a meaningful reduction in our controllable operating costs. We generated $208 million of free cash flow and retired $136 million of debt. In addition, we retired an additional $142 million of debt at maturity in March 2007. All of these accomplishments are consistent with the objectives we established last year.

In more tangible terms, Amkor assembled nearly nine billion ICs in 2006, an increase of 18% over the prior year, and the fifth consecutive year of record unit shipments following the 2001 downturn. This growth was driven by strong performance in both traditional and advanced product areas, with noteworthy gains in 3D and Chip Scale Packaging, MicroLeadFrame®, Flip Chip and System-in-Package Modules.



Courtesy of Sony Computer Entertainment Inc.

Our strategic alliance with IBM has evolved into a broader set of relationships through our affiliation in the Common Platform™ technology ecosystem. We are leveraging our strong capabilities for turnkey wafer bump, wafer probe, flip chip assembly and test services to support next-generation gaming consoles and other applications requiring advanced IC packaging and test.

Amkor Technology®



The inexorable march to increased silicon integration has stimulated the growth of 3D packaging and System-in-Package modules. These formats are vital to supporting increased functionality, such as multimedia processing, that is being designed into cell phones and other handheld products. During 2006 we strengthened our leadership position in advanced die stacking, Package-on-Package and module solutions to enable higher levels of functionality in these devices.

These achievements resulted from an unwavering focus amongst Amkor's management and 22,000 employees to maintain financial discipline, enhance our operational effectiveness, improve productivity, enrich our product mix, and most important, to work closely with our customers, suppliers and technology partners in the furtherance of our mutual goals. In May 2006 we completed a series of financing transactions designed to improve our

CORE STRATEGIES FOR GROWTH

- **Maintain our technology and product leadership in key market segments with Tier 1 customers and technology partners.**

  Two of Amkor's strengths have been our visibility into evolving semiconductor technology and our ability to forge co-development relationships with customers and technology partners across the supply chain. These capabilities have allowed Amkor to remain at the forefront in the development of advanced semiconductor packaging technology and processes.

- **Conduct a focused business strategy that recognizes our operational strengths and positions Amkor to profitably support growth applications.**

  IC assembly and test is a competitive industry that encompasses a broad spectrum of technologies, processes and equipment supporting a wide range of device and end-market applications. By understanding how semiconductors are being designed and consumed, we can identify market drivers and ensure that our business resources are properly focused on attractive growth opportunities.

- **Drive operational effectiveness.**

  During 2006 we commenced the integration of our diverse geographic operations under a single management structure. We are also taking advantage of our large asset base to redeploy equipment from underperforming lines to other product lines or locations that offer better economics, while minimizing incremental capital investments. These measures are designed to allow Amkor to optimize asset productivity and increase the return on our investments.

- **Exercise financial discipline in the way we manage our business mix and capital investments.**

  We operate in a capital intensive industry. Over the past year we have taken a hard look at our product portfolio, our business mix, and our production capacity with a view towards increasing productivity and unit throughput without sacrificing quality. The success of these efforts is evident in our improved gross margin and free cash flow generation. Our goal is to consistently achieve consolidated gross margin in the mid-20% range and maintain a sustainable business model.

liquidity and reduce ongoing interest expense. We refinanced $352 million of 9.25% senior notes due 2008 with an issue of similarly priced notes due 2016. We also repurchased $178 million of 10.5% senior subordinated notes with the proceeds from an offering of 2.5% convertible notes due 2011. As evidence of the potential interest savings, our cash interest expense fell from $44 million in the first quarter of 2006 to $40 million in the fourth quarter.

A Global Company in a Global Economy



As a participant in a growth industry, Amkor is benefiting from several important vectors. First, we are in the midst of a broad expansion of economic growth beyond the traditionally dominant Western economies. Second, advancing technology is fostering a dramatic increase in the integration of semiconductors to achieve higher levels of functionality and performance. Third, as standards of living rise in emerging economies, the demand for consumer goods has increased, and accordingly, consumers now represent the single largest market for semiconductors.


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With this "democratization" of the semiconductor industry, the geographical base of our customers, suppliers and technology partners has become increasingly diversified. We have accommodated this dynamic by prudently expanding our operational base so we can optimize Amkor's role in the semiconductor supply chain and provide the highest level of service and value to our customers.

The successes we achieved in 2006 represent a validation of our corporate strategies and should serve as a solid foundation for future growth. We remain committed to our strategic objectives and believe that the process of accomplishing these goals will enhance long term value for our shareholders.

Sincerely,

James J. Kim
Chairman and Chief Executive Officer


Amkor
technology

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2006

Commission File Number 000-29472

Amkor Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**23-1722724**
(State of incorporation)	*(I.R.S. Employer Identification Number)*

1900 South Price Road
Chandler, AZ 85248
(480) 821-5000
(Address of principal executive offices and zip code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $0.001 par value	NASDAQ Global Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a nonaccelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter, June 30, 2006, was approximately $772,934,635.

The number of shares outstanding of each of the issuer's classes of common equity, as of January 31, 2007, was as follows: 178,109,034 shares of Common Stock, $0.001 par value.

DOCUMENTS INCORPORATED BY REFERENCE:

The Registrant intends to file a definitive proxy statement pursuant to Regulation 14A within 120 days after the end of the registrant's fiscal year ended December 31, 2006. Information required in Part III of this Annual Report on Form 10-K is incorporated herein by reference to such definitive proxy statement.

* This Annual Report on Form 10-K was amended on April 27, 2007 (the "Amendment") to include information required by Items 10, 11, 12, 13 and 14, because our definitive proxy statement was not filed within 120 days after our year ended December 31, 2006. The information referred to in these Items may be found in the Amendment and in our definitive proxy statement being provided to stockholders on or about July 13, 2007.

TABLE OF CONTENTS

All references in this Annual Report to "Amkor," "we," "us," "our" or the "company" are to Amkor Technology, Inc. and its subsidiaries. We refer to the Republic of Korea, which is also commonly known as South Korea, as "Korea." All references in this Annual Report to "ASI" are to Anam Semiconductor, Inc. and its subsidiaries which is succeeded by Dongbu Electronics Inc. As of December 31, 2006, we owned 1% of Dongbu Electronics' outstanding voting stock. CSP$^{nl(TM)}$, PowerQuad®, *Super*BGA®, *fle*XBGA®, ChipArray®, PowerSOP®, *Micro*LeadFrame®, ETCSP®, TapeArray®, VisionPak®, Unitive®, Amkor® and Amkor Technology® are either trademarks or registered trademarks of Amkor Technology, Inc. All other trademarks appearing herein are held by their respective owners. MultiMedia- Card®, MMCmobile® and MMCplus® are a registered trademarks of MultipleMediaCards Association. MicroSD™ and miniSD™ are trademarks of SD Card Association.

PART I

Item 1. *Business*

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This business section contains forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intend" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors that May Affect Future Operating Performance" in Item 1A of this Annual Report. These factors may cause our actual results to differ materially from any forward-looking statement.

OVERVIEW

Amkor is one of the world's largest subcontractors of semiconductor packaging (sometimes referred to as assembly) and test services. Amkor pioneered the outsourcing of semiconductor packaging and test services through a predecessor in 1968, and over the years we have built a leading position by:

- Offering a broad portfolio of packaging and test technologies and services;
- Designing and developing new package and test technologies;
- Cultivating long-standing relationships with customers, including many of the world's leading semiconductor companies;
- Cultivating strategic relationships with leading original equipment manufacturers (OEMs) and technology providers;
- Developing expertise in high-volume manufacturing processes to provide our services; and
- Having a diversified operational scope, with production capabilities in China, Korea, Japan, the Philippines, Singapore, Taiwan and the United States ("U.S.").

Packaging and test are integral parts of the process of manufacturing semiconductor devices. This process begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating large numbers of individual chips on the wafers. The fabricated wafers are then probed to ensure the individual devices meet design specifications. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, individual chips are separated from the fabricated semiconductor wafers, and typically attached through wire bond or wafer bump technologies to a substrate or leadframe, and then encased in a protective material. Packages are designed to provide optimal electrical connectivity and thermal performance. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design specifications. Increasingly, packages are custom designed for specific chips and specific end-market applications. We are able to provide turnkey solutions including semiconductor wafer bump, wafer probe, wafer backgrind, package design and assembly, test and drop shipment services. The packaging and test services provided by Amkor are more fully described below under "Packaging and Test Services."

The semiconductors that we package and test for our customers ultimately become components in electronic systems used in communications, computing, consumer, industrial and automotive applications. Our customers include, among others: Altera Corporation; Atmel Corporation; Conexant Systems, Inc; Freescale Semiconductor, Inc.; Intel Corporation; International Business Machines Corporation ("IBM"); Samsung Electronics Corporation, Ltd.; ST Microelectronics, Pte, Ltd.; Texas Instruments, Inc.; and Toshiba Corporation. The outsourced semiconductor packaging and test market is very competitive. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

AVAILABLE INFORMATION

Amkor files annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the "SEC"). You may read and copy any document we file at the SEC's Public Reference Room at Room 1580, 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the Public Reference Room. The SEC maintains a Web site that contains annual, quarterly and current reports, proxy statements and other information that issuers (including Amkor) file electronically with the SEC. The SEC's Web site is *http://www.sec.gov.*

Amkor's web site is *http://www.amkor.com.* Amkor makes available free of charge through its internet site, its annual reports on Form 10-K; quarterly reports on Form 10-Q; current reports on Form 8-K; Forms 3, 4 and 5 filed on behalf of directors and executive officers; and any amendments to those reports filed or furnished pursuant to the Securities Exchange Act of 1934 as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. These documents are not available on our site as soon as they are available on the SEC's site. The information on Amkor's web site is not incorporated by reference into this report.

As a result of the findings of the Special Committee as well as our internal review, we amended our Annual Report on Form 10-K for the year ended December 31, 2005, filed on October 6, 2006, to restate our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and the related disclosures. The amended 2005 Form 10-K/A included restated balance sheet and income statement data for 1998 through 2002 within Item 7. That amended filing also included the restated selected consolidated financial data as of and for each of the five years ended December 31, 2005, which is included in Item 6 of the 2005 Form 10-K/A, and the unaudited quarterly financial data for each of the quarters in the years ended December 31, 2005 and 2004, which is included in Item 7 of the 2005 Form 10-K/A. We amended our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on October 6, 2006 to restate our condensed consolidated financial statements for the quarters ended March 31, 2006 and 2005 and the related disclosures. We also restated the June 30, 2005 condensed consolidated financial statements and related disclosures included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on October 6, 2006. We restated the condensed consolidated financial statements and related disclosures for the periods ended September 30, 2005 included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed on November 8, 2006; however, such information was also previously filed on Exhibit 99.1 included in our 2005 Form 10-K/A.

INDUSTRY BACKGROUND

Semiconductor devices are the essential building blocks used in most electronic products. As semiconductor devices have evolved, there have been several important consequences, including: (1) an increase in demand for computers and consumer electronics fostered by declining prices for such products; (2) the proliferation of semiconductor devices into diverse end products such as consumer electronics, wireless communications equipment and automotive systems; and (3) an increase in the semiconductor content within electronic products in order to provide greater functionality and higher levels of performance. These consequences have fueled the growth of the overall semiconductor industry, as well as the market for outsourced semiconductor packaging and test services.

Outsourcing Trends

Historically, semiconductor companies packaged semiconductors primarily in their own factories and relied on subcontract providers to handle overflow volume. Over the past twenty years, semiconductor companies have increasingly outsourced their packaging and test to subcontract providers, such as Amkor, for the following reasons:

Subcontract providers have developed expertise in advanced packaging and test technologies.

Semiconductor companies face increasing demands for miniaturization, increased functionality and improved thermal and electrical performance in semiconductor devices. This trend, along with greater complexity in the design of semiconductor devices and the increased customization of interconnect packages, has led many semiconductor companies to view packaging and test as an enabling technology requiring sophisticated expertise and technological innovation. As packaging and test technology becomes more advanced, many semiconductor companies have had difficulty developing adequate internal packaging and test capabilities and are relying on subcontract providers of packaging and test services as a key source of new package design and production.

Subcontract providers can facilitate a more efficient supply chain and thus help shorten time-to-market for new products.

We believe that semiconductor companies, together with their customers, are seeking to shorten the time-to-market for their new products, and that having an effective supply chain is a critical factor in facilitating timely and successful product introductions.

Semiconductor companies frequently do not have sufficient time to develop their packaging and test capabilities or deploy the equipment and expertise to implement new packaging technology in volume. For this reason, semiconductor companies are leveraging the resources and capabilities of subcontract packaging and test companies to deliver their new products to market more quickly.

Many semiconductor manufacturers are not able to efficiently use their packaging and test assets across industry cycles.

Semiconductor packaging is a complex process requiring substantial investment in specialized equipment and factories. As a result of the large capital investment required, this manufacturing equipment must operate at a high capacity level for an extended period of time to be cost effective. Shorter product life cycles, coupled with the need to update or replace packaging equipment to accommodate new package types, makes it more difficult for semiconductor companies to maintain cost effective utilization of their packaging and test assets throughout semiconductor industry cycles. Subcontract providers of packaging and test services, on the other hand, can typically use their equipment to support a broad range of customers, potentially generating more efficient use of their production assets.

The availability of high quality packaging and test services from subcontractors allows semiconductor manufacturers to focus their resources on semiconductor design and wafer fabrication.

As semiconductor process technology migrates to larger wafers and smaller feature size, the cost of building a state-of-the-art wafer fabrication factory has risen significantly, and can be several billions of dollars. Subcontractors have demonstrated the ability to deliver advanced packaging and test solutions at a competitive price, thus allowing semiconductor companies to focus their capital resources on core wafer fabrication activities rather than invest in advanced packaging and test technology.

There are many semiconductor companies without factories, known as "fabless" companies, which design semiconductor chips and outsource all of the associated manufacturing.

Fabless semiconductor companies focus exclusively on the semiconductor design process and outsource virtually every step of the manufacturing process. We believe that fabless semiconductor companies will continue to be a significant driver of growth in the subcontract packaging and test industry.

There is a trend for semiconductor manufacturers to reduce or eliminate their investment in wafer fabrication factories and thus operate more like a "fabless" company.

The high cost of investing in next generation silicon technology and equipment is causing many semiconductor manufacturers to adopt a "fab lite" strategy in which they reduce or eliminate their investment in wafer fabrication and associated packaging and test assets, thus increasing the reliance on outsourced providers of semiconductor manufacturing services, including packaging and test.

These outsourcing trends, combined with the growth in the number of semiconductor devices being produced and sold, are increasing demand for subcontracted packaging and test services. Nearly all of the world's major semiconductor companies use packaging and test service subcontractors for at least a portion of their needs.

COMPETITIVE STRENGTHS

We believe our competitive strengths include the following:

Broad Offering of Package Design, Assembly and Test Services

Creating successful interconnect solutions for advanced semiconductor devices often poses unique thermal electrical and other design challenges, and Amkor employs a large number of package design engineers to solve these challenges. Amkor produces more than 1,000 package types, representing one of the broadest package offerings in the semiconductor industry. We provide customers with a wide array of packaging solutions including leadframe and laminate packages, using wirebond and flip chip formats. We are a leading outsourced assembler of (1) Three-dimensional (3D) packages, in which the individual chips or individual packages are stacked vertically to provide greater performance while preserving space on the system board; (2) multi-chip modules used in cell phones and other handheld end-products; (3) chip scale packages, in which the package is only slightly larger than the underlying semiconductor device, thus ensuring a small package "footprint" necessary in handheld products; (4) flip chip and wafer level packages, in which the semiconductor die is connected directly to the package substrate or system board; (5) packages for micro-electromechanical system ("MEMS") devices, which are used in a variety of end markets including automotive, industrial and personal entertainment. We are also a leading provider of wafer bump services used in the production of flip chip and wafer level packages. We also offer an extensive line of test services for analog, digital, logic, mixed signal and radio frequency semiconductor devices. We believe that the breadth of our design, packaging and test services is important to customers seeking to reduce the number of their suppliers.

Leading Technology Innovator

We have been at the forefront in developing advanced wafer bump, and semiconductor packaging and test solutions. We have designed and developed several state-of-the-art package formats including our *Micro*LeadFrame, PowerQuad, Super BGA, fleXBGA, ChipArray and Package on Package packages. Through our acquisition of Unitive, Inc. ("Unitive") and Unitive Semiconductor Taiwan ("UST") in August 2004, we offer advanced, electroplated wafer bump and wafer level processing technologies. We have also been at the forefront in developing environmentally friendly ("Green") IC packaging, which involves the elimination of lead and certain other materials. To maintain our leading industry position, we have 400 employees engaged in research and development focusing on the design and development of new semiconductor packaging and test technologies. We work closely with customers and technology partners to develop new and innovative package designs.

Long-Standing Relationships With Prominent Semiconductor Companies

Our customers include most of the world's largest semiconductor companies and over the last three decades, Amkor has developed long-standing relationships with many of these companies. In 2004, we entered into a long-term supply agreement with IBM in which we expect to provide a substantial majority of IBM's outsourced semiconductor packaging and test through 2010.

Advanced Production Processes

We believe that our production excellence has been a key factor in our success in attracting and retaining customers. We have worked with our customers and our suppliers to develop proprietary process technologies to enhance our existing capabilities, reduce time-to-market, increase quality and lower our costs. We believe our cycle times are among the fastest available from any subcontractor of packaging and test services.

Geographically Diversified Operational Base

Since 2001, we have expanded our historical base of packaging and test operations in Korea and the Philippines to include China, Japan, Singapore, Taiwan and the U.S., and as a result, we now have a broad geographical base strategically located in many of the world's important electronics manufacturing regions.

COMPETITIVE DISADVANTAGES

You should be aware that our competitive strengths may be diminished or eliminated due to certain challenges faced by us and which our principal competitors may or may not face, including the following:

- High Leverage — We have substantial indebtedness, and the associated interest expense significantly increases our cost structure. Our substantial indebtedness could limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements.

- Difficulties Integrating Acquisitions — During 2004, we acquired test operations from IBM located in Singapore and acquired Unitive and UST. We face challenges as we integrate new and diverse operations and try to attract qualified employees to support our growth plans.

In addition, we and our competitors face a variety of operational and industry risks inherent to the industry in which we operate. For a complete discussion of risks associated with our business, please read "Risk Factors that May Affect Future Operating Performance" in Item 1A "Risk Factors" of this Annual Report.

STRATEGY

To build upon our industry position and to remain one of the preferred subcontractors of semiconductor packaging and test services, we are pursuing the following strategies:

Capitalize on Outsourcing Trend

We believe there is a long-term trend towards more outsourcing on the part of semiconductor companies and that this trend generally transcends the cyclical nature of the semiconductor industry. We believe that many vertically integrated semiconductor companies reduce their investments in advanced packaging and test technology during industry downturns and increase their reliance on outsourced packaging and test suppliers for advanced package and test requirements. We also believe that as the semiconductor content of electronic end products increases in complexity, so will the need for the advanced package and test solutions. Accordingly, we expect semiconductor companies will continue to expand their outsourcing of advanced semiconductor packaging and test services and we intend to capitalize on this growth. We believe semiconductor companies will increasingly outsource packaging and test services to companies who can provide advanced technology and high-quality, high-volume packaging and test expertise.

Leverage Scale and Scope of Packaging and Test Capabilities

We plan to accommodate the long-term outsourcing trend by expanding the scale of our operations and the scope of our packaging and test services. We believe that our scale and scope allow us to provide cost effective solutions to our customers in the following ways:

- By having capacity to absorb large orders and accommodate quick turn-around times;

- By using our size and industry position to obtain favorable pricing, where possible, on materials and equipment; and

- By offering an exceptionally broad range of packaging and test services so that we can serve as the primary supplier of such services for many of our customers.

Maintain Our Technology Leadership

We intend to continue to develop or commercialize leading-edge packaging technologies, including flip chip, System-in-Package, package-on-package, stacked chip, chip scale and wafer level packaging. We believe that as semiconductor technology continues to achieve smaller device geometries with higher levels of speed and performance, packages will increasingly require flip chip and wafer bump-based interconnect versus the traditional method based on wirebond technology. We intend to maintain our leadership in electroplated wafer bump and wafer level processing through ongoing research, development and technology innovation.

We believe that our focus on research and product development will enable us to enter new markets early, capture market share and promote the adoption of our new package designs as industry standards. We seek to enhance our in-house research and development capabilities by collaborating with:

- Semiconductor manufacturer customers, such as IBM and its common platform technology manufacturing partners, to gain access to technology roadmaps for next generation semiconductor designs and to develop new packages that satisfy their future requirements;

- Original equipment manufacturers ("OEMs"), such as Toshiba Corporation, Sony Ericsson Corporation and Nokia Group, to design new packages that function with the next generation of electronic products; and

- Companies who produce substrates and other materials used in semiconductor packaging to facilitate the development and supply of materials necessary for advanced packages.

Enhance the Geographical Scope of our Operations

Prior to 2001, our operations were centered in Korea and the Philippines. In order to diversify our operational footprint and better serve our customers, we adopted a strategy of expanding our operational base to other key microelectronic areas of Asia. During 2001, we commenced a joint venture with Toshiba Corporation in Japan and we established a presence in Taiwan and China. In January 2004, we purchased the remaining interest in our joint venture from Toshiba Corporation. In May 2004, we acquired from IBM a testing facility in Singapore. In August 2004, we acquired Unitive, and approximately 60% of UST, leading providers of wafer bump and wafer level packaging services, with operations in North Carolina and Taiwan, respectively. In January 2006, we acquired 39.6% of UST and now own 99.86%. During 2006, we commenced operations in our new Singapore wafer bump factory and our new factory in China. Our goal is to build operational scale in China, Singapore and Taiwan and capitalize on growth opportunities that may arise from our presence in these markets.

Provide Integrated Turnkey Solutions

We are able to provide turnkey solutions including semiconductor wafer bump, wafer probe, wafer backgrind, package design, assembly, test and drop shipment services. We believe that our turnkey capabilities facilitate the outsourcing model by improving cycle time and by enabling our customers to achieve faster time-to-market for new products.

Strengthen Customer Relationships

We intend to enhance our long-standing customer relationships and develop collaborative supply and technology agreements. We believe that shorter technology life cycles and faster new product introductions require integrated communications within the supply chain. We have customer support personnel located near or at the facilities of major customers and in important technology centers. Our support personnel work closely with our customers and suppliers to plan production for existing packages as well as to develop requirements for the next generation of packaging technology. In addition, we implement direct electronic links with our customers to enhance communication and facilitate the flow of real-time engineering data and order information.

Pursue Strategic Acquisitions

We evaluate candidates for strategic acquisitions to strengthen our business and expand our geographic reach. We believe that there are opportunities to acquire in-house packaging operations of our customers and competitors. To the extent we acquire operations of our customers, we intend to structure any such acquisition to include long-term supply contracts with those customers. For example, in May 2004 we acquired the Singapore test operations of IBM and contemporaneously entered into a long-term supply agreement with IBM. Under this long-term supply agreement, we will receive a majority of IBM's outsourced semiconductor packaging and test business through 2010.

PACKAGING AND TEST SERVICES

Packaging Services

We offer a broad range of package formats and services designed to provide our customers with a full array of packaging solutions. Our package services are divided into three families: leadframe, laminate and other.

In response to the increasing demands of today's high-performance electronic products, semiconductor packages have evolved from traditional leadframe packages and now include advanced leadframe and laminate formats. The differentiating characteristics of these package formats include (1) the size of the package, (2) the number of electrical connections the package can support, (3) the thermal and electrical characteristics of the package, and (4) in the case of our System-in-Package family of laminate packages, the integration of multiple active and passive components in a single package.

As semiconductor devices increase in complexity, they often require a larger number of electrical connections. Leadframe packages are so named because they connect the electronic circuitry on the semiconductor device to the system board through metal leads on the perimeter of the package. Our laminate products, typically called ball grid array ("BGA"), use balls on the bottom of the package to support larger numbers of electrical connections.

Evolving semiconductor technology has allowed designers to increase the level of performance and functionality in portable and handheld electronics products and this has led to the development of smaller package sizes. In some leading-edge packages, the size of the package is reduced to approximately the size of the individual chip itself in a process known as chip scale packaging.

The following table sets forth by product type, for the periods indicated, the amount of our net sales in millions of dollars and the percentage of such net revenues:

	Year Ended December 31,			
	2006		2005	
Packaging				
Leadframe	$1,015	37.2%	$ 834	39.7%
Laminate	1,313	48.1%	987	47.0%
Other	120	4.4%	82	3.9%
Test	281	10.3%	197	9.4%
Total sales	$2,729	100.0%	$2,100	100.0%

Leadframe Packages

Traditional leadframe-based packages are the most widely used package family in the semiconductor industry and are typically characterized by a chip encapsulated in a plastic mold compound with metal leads on the perimeter. Two of our most popular traditional leadframe package types are SOIC and QFP, which support a wide variety of device types and applications. The traditional leadframe package family has evolved from "through hole design," where the leads are plugged into holes on the circuit board to "surface mount design," where the leads are soldered to the surface of the circuit board. We offer a wide range of lead counts and body sizes to satisfy variations in the size of customers' semiconductor devices.

Through a process of continuous engineering and customization, we have designed several advanced leadframe package types that are thinner and smaller than traditional leadframe packages, with the ability to accommodate more leads on the perimeter of the package. These advanced leadframe packages typically have superior thermal and electrical characteristics, which allow them to dissipate heat generated by high-powered semiconductor devices while providing enhanced electrical connectivity. We plan to continue to develop increasingly smaller versions of these packages to keep pace with continually shrinking semiconductor device sizes and demand for miniaturization of portable electronic products.

One of our most successful advanced leadframe package offerings is the MicroLeadFrame® family of QFN, or Quad Flat No-lead packages. This package family is particularly well suited for radio frequency ("RF") and wireless applications.

We are an industry leader in providing complete solutions to lower the total cost for our customers. One example is the integration of high-density leadframe packaging, in which nearly 200 leadframe packages can be produced at one time and strip tested. With strip test, electronically isolated packaged units are tested in parallel, resulting in faster handler index times and higher throughput rates, thus reducing test cost and increasing test yield. In 2006, we strip tested approximately 1.4 billion units or 16% of units packaged.

Laminate Packages

The laminate family typically employs the ball grid array design, which utilizes a plastic or tape laminate substrate rather than a leadframe substrate, and places the electrical connections on the bottom of the package rather than around the perimeter.

The ball grid array format was developed to address the need for higher lead counts required by many advanced semiconductor devices. As the number of leads on leadframe packages increased, leads were placed closer to one another in order to maintain the small size of the package. The increased lead density resulted in shorting and other electrical challenges, and required the development of increasingly sophisticated and expensive techniques for producing circuit boards to accommodate the high number of leads.

The ball grid array format solved this problem by effectively creating leads on the bottom of the package in the form of small bumps or balls that can be evenly distributed across the entire bottom surface of the package, allowing greater distance between the individual leads.

Our first package format in this family was the plastic ball grid array ("PBGA"). We have subsequently designed or licensed additional ball grid array package formats that have superior performance characteristics and features that enable low-cost, high-volume manufacturing. These laminate products include:

- *Super*BGA, which includes a copper layer to dissipate heat and is designed for low-profile, high-power applications; and

- TEPBGA-2, which is a standard PBGA with thicker copper layers plus an integrated heat spreader and is designed for enhanced thermal performance in high power applications.

Another advanced package technology offered to help our customers create smaller and more powerful versions of semiconductor devices is flip chip package technology. Flip chip technology packages use solder bumps instead of gold wire to form the electrical interconnect between the device and the package. In order to create the best solutions for our customers, we work collaboratively during the silicon design to enable high performance flip chip solutions. Flip chip packages provide a higher density interconnection capability than wire bond. These packages enable silicon with interconnect requirements from several hundred, to many thousands of electrical connections located in an array on the face of the silicon die. Flip chip packaging can usually create a higher performance electrical connection between the silicon and substrate and enables additional miniaturization of portable electronic products, higher performance applications, and converging functionality for advanced silicon geometries. Amkor offers several different flip chip package families including: FcBGA™, SuperFC™, FcCSP, FcSiP, and FcMCM. Amkor provides flip chip packages into many markets including: application specific integrated circuits (ASIC), CPU, cellular phone, gaming, network infrastructure, PC graphics, and wireless networking. Flip chip is typically sold as more than a "package". Flip chip packages represent a turnkey solution for our customers including: design services, wafer bump, wafer probe, package assembly, test, and drop ship.

Our Laminate package service offering also includes "System-in-Package" ("SiP") modules. SiP modules integrate various system elements into a single-function block, thus enabling space and power efficiency, high performance and lower production costs. Our SiP technology is being used to produce a variety of devices including power amplifiers for cellular phones and other portable communication devices, wireless local area network ("WLAN") modules for networking applications, camera modules, sensors, such as fingerprint recognition devices, and memory cards. Our memory cards are used for a variety of detachable non-volatile memory applications.

Manufactured formats include, MultiMediaCard, SecureDigital Card, MMCMobile, MMCplus, microSD and miniSD.

We have also designed a variety of packages, commonly referred to as chip scale packages ("CSP"), which are not much larger than the chip itself. Chip scale packages are becoming widely adopted as designers and manufacturers of consumer electronics seek to achieve higher levels of performance while shrinking the product size. Some of our chip scale packages include ChipArray and TapeArray, in which the package is only 1.5mm larger than the chip itself.

Advances in packaging technology now allow the placing of two or more chips on top of each other within an individual package. This concept, known as stacked packaging, permits a higher level of semiconductor density and more functionality. In addition, advanced wafer thinning technology has fostered the creation of extremely thin packages that can be placed on top of each other within standard height restrictions used in microelectronic system boards. Some of our stacked packages include:

- Stacked CSP, which is similar to our ChipArray®, except that Stacked SCSP contains two or more chips placed on top of each other; and
- Package-on-Package, which are extremely thin chip scale packages that can be stacked on top of each other.

Other

Our customers are creating smaller and more powerful versions of semiconductor devices to meet demands for miniaturization of portable electronic products every day. An increasing number of devices, from diodes to DRAMs, use wafer level packaging. A wafer level package is nearly the same size as the silicon die. Majority of these devices are small in size, with a few thousand to over thirty thousand fabricated on each wafer. Our wafer level chip scale packaging technology allows chip designers to integrate more technology at the wafer level, on a smallest possible footprint, with exceptional performance and reliability. Amkor wafer level package offerings include turnkey packages such as CSP[nl] and individual wafer processing services including; various types of bumping, creation of interconnect redistribution layer, and wafer or die singulation services.

We are also a leading outsourced provider of packages based on MEMS that are used in a broad range of industrial and consumer applications, including automobiles and home entertainment.

Test Services

Amkor provides a complete range of test solutions including wafer probe, final test, strip test, marking, bake, dry pack, and tape and reel as well as drop shipment to final users as directed by our customers. A significant portion of units tested at Amkor are drop shipped to the end user. Direct shipment eliminates one extra inspection step and improves overall cycle time. The devices we test encompass nearly all technologies produced in the industry today including digital, linear, mixed signal, memory, radio frequency and integrated combinations of these technologies. In 2006, we tested over 2.5 billion units (excluding strip test which is discussed above in Leadframe packages) making us one of the highest volume testing companies in the subcontract packaging and test business. We tested 28%, 27% and 34% of the units that we packaged in 2006, 2005 and 2004, respectively. We have recently expanded our operations in Taiwan to offer turnkey services including wafer bump, wafer probe, packaging, final test and drop ship. Amkor test operations complement traditional wire bond as well as flip chip packaging technologies.

We are also an industry leader in providing innovative testing solutions for cellular and wireless connectivity products that help to lower the total cost of test for our customers. An example of this innovation is our low cost radio frequency tester. We have developed a variety of test services that range from testing low level integration radio frequency devices to highly integrated multi-chip SiP modules. In late 2004 and 2005, investments were made to bring in a comprehensive line of automated test equipment from: Agilent Technologies, Teradyne, LTX Corporation and Credence Systems Corporation to address the growing cellular and wireless connectivity products. We also offer radio frequency probe services, which can be critical in lowering overall module costs.

Amkor provides value added engineering services in addition to basic device testing. These services include conversion of single site to multisite, test program development, test hardware development, and test program conversion to lower cost test systems. We can provide the test engineering services needed by our customers to get their products ready for high volume production. We believe that these services will continue to become more valuable to our customers as they face resource constraints not only in their production testing, but also in their test engineering and development areas.

For segment information, see Note 18 to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

RESEARCH AND DEVELOPMENT

Our research and development efforts focus on developing new package products, test services and improving the efficiency and capabilities of our existing production processes. We believe that technology development is one of the key success differentiators in the semiconductor packaging and test market. Our focus on research and development efforts enable us to enter markets early, capture market share and promote the adoption of our new package offerings as industry standards. These efforts also support our customers' needs for smaller packages, increased performance, and lower cost. In addition, we license our leading edge technology, such as *Micro*LeadFrame, to customers and competitors. We continue to invest our research and development resources to further the development of flip chip interconnection solutions, chip scale and stack packages, *Micro*LeadFrame and System-in-Package technologies.

As of December 31, 2006, we had 400 employees in research and development activities. In addition, we involve management and operations personnel in research and development activities. In 2006, 2005 and 2004, we spent $38.7 million, $37.3 million and $36.7 million, respectively, on research and development.

MARKETING AND SALES

Our Marketing and Sales offices manage and promote our packaging and test services and provide key customer and technical support. To better serve our customers, our offices are located near our largest customers or areas where there is customer concentration. Our marketing and sales office locations include sites in the U.S. (Chandler, Arizona; Irvine, Santa Clara and San Diego, California; Boston, Massachusetts; Greensboro, North Carolina; and Austin and Dallas, Texas), China, France, Japan, Korea, the Philippines, Singapore, Taiwan and the United Kingdom.

To provide comprehensive sales and customer service, we typically assign our customers a direct support team consisting of an account manager, technical program manager, test program manager and both field and factory customer support representatives. We also support our largest multinational customers from multiple office locations to ensure that we are aligned with their global operational and business requirements.

Our direct support teams are further supported by an extended staff of product, process, quality and reliability engineers, as well as marketing and advertising specialists, information systems technicians and factory personnel. Together, these direct and extended support teams deliver an array of services to our customers. These services include:

- Managing and coordinating ongoing manufacturing activity;
- Providing information and expert advice on our portfolio of packaging and test solutions and related trends;
- Managing the start-up of specific packaging and test programs thus improving customers' time-to-market;
- Providing a continuous flow of information to our customers regarding products and programs in process;
- Partnering with customers on concurrent design solutions;
- Researching and assisting in the resolution of technical and logistical issues;
- Aligning our technologies and research and development activities with the needs of our customers and OEMs;
- Providing guidance and solutions to customers in managing their supply chains;

- Driving industry standards;
- Providing design and simulation services to insure package reliability; and
- Collaborating with our customers on continuous quality improvement initiatives.

Further, we implement direct electronic links with our customers to:

- Achieve near real time and automated communications of order fulfillment information, such as inventory control, production schedules and engineering data, including production yields, device specifications and quality indices, and
- Connect our customers to our sales and marketing personnel worldwide and to our factories.

Web-enabled tools provide our customers real time access to the status of their products, the performance of our manufacturing lines, and technical data they require to support their new product introductions.

CUSTOMERS

As of January 31, 2007, we had more than 300 customers, including many of the largest semiconductor companies in the world. More than half of our overall net sales come from outside of the United States. The table below lists our top 25 customers in 2006 based on net sales:

Advanced Micro Devices, Inc.	Intel Corporation
Agere Systems, Inc.	LSI Logic Corporation
Altera Corporation	Marvell Technology Group, Ltd.
AMI Semiconductor	Maxim Integrated Products, Inc.
Analog Devices, Inc.	Mediatek, Inc.
Atmel Corporation	NXP Semiconductors
Avago Technologies, Pte	RF Micro Devices, Inc.
Broadcom Corporation	Samsung Electronics Corporation, Ltd.
Conexant Systems, Inc.	Sony Semiconductor Corporation
Freescale Semiconductor, Inc.	ST Microelectronics, Pte
International Business Machines Corporation ("IBM")	Texas Instruments, Inc.
	Toshiba Corporation
Infineon Technologies AG	Xilinx, Inc.

For a discussion of risks attendant to our foreign operations, see "Risk Factors That May Affect Future Operating Performance — Risks Associated with International Operations — We Depend on Our Factories and Operations in China, Japan, Korea, the Philippines, Singapore and Taiwan. Many of Our Customers' and Vendors' Operations Are Also Located and Operations Outside of the U.S." in Item 1A "Risk Factors" of this Annual Report.

No customer accounted for more than 10% of our consolidated net sales in 2006, 2005 or 2004.

For more detailed information, see Note 18 to our Consolidated Financial Statements in Part II, Item 8 of this Annual Report.

MATERIALS AND EQUIPMENT

Our packaging operations depend upon obtaining adequate supplies of materials and equipment on a timely basis. The principal materials used in our packaging process are leadframes or laminate substrates, gold wire and mold compound. We purchase materials based on customer forecasts, and our customers are generally responsible for any unused materials which we purchased based on such forecasts.

We work closely with our primary material suppliers to insure that materials are available and delivered on time. Moreover, utilizing commodity managers to globally manage specific commodities, we also negotiate worldwide pricing agreements with our major suppliers to take advantage of the scale of our operations. We are not dependent on any one supplier for a substantial portion of our material requirements.

Our packaging operations depend on obtaining manufacturing equipment on a timely basis. We work closely with major equipment suppliers to insure that equipment is delivered on time and that the equipment meets our stringent performance specifications.

For a discussion of additional risks associated with our materials and equipment suppliers, see "Risk Factors that May Affect Future Operating Performance" in Item 1A "Risk Factors" of this Annual Report.

ENVIRONMENTAL MATTERS

The semiconductor packaging process uses chemicals, materials and gases and generates byproducts that are subject to extensive governmental regulations. For example, we produce liquid waste when silicon wafers are diced into chips with the aid of diamond saws, then cooled with running water. In addition, semiconductor packages have historically utilized metallic alloys containing lead (Pb) within the interconnect terminals typically referred to as leads, pins or balls. The usage of lead (Pb) has decreased over the past few years, as we have ramped volume production of alternative lead (Pb)-free processes. Federal, state and local regulations in the U.S., as well as environmental regulations internationally, impose various controls on the storage, handling, discharge and disposal of chemicals and materials used in our manufacturing processes and on the factories we occupy.

We are engaged in a continuing program to assure compliance with federal, state and local environmental laws and regulations. We currently do not expect that capital expenditures or other costs attributable to compliance with environmental laws and regulations will have a material adverse effect on our business, results of operations, financial condition or cash flows.

For a discussion of additional risks associated with environmental issues, see "Risk Factors that May Affect Future Operating Performance — Environmental Regulations — Future Environmental Regulations Could Place Additional Burdens on Our Manufacturing Operations" in Item 1A "Risk Factors" of this Annual Report.

COMPETITION

The subcontracted semiconductor packaging and test market is very competitive. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant manufacturing capacity, financial resources, research and development operations, marketing and other capabilities. These companies include Advanced Semiconductor Engineering, Inc. and its subsidiary ASE Test Ltd., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd. Such companies have also established relationships with most of the world's largest semiconductor companies, including current or potential customers of Amkor. We also compete with the internal semiconductor packaging and test capabilities of many of our customers.

The principal elements of competition in the subcontracted semiconductor packaging market include: (1) price, (2) available capacity, (3) quality, (4) breadth of package offering, (5) technical competence, (6) new package design and implementation, (7) cycle times and (8) customer service. We believe that we generally compete favorably with respect to each of these factors.

For a discussion of additional risks associated with competition issues, see "Risk Factors that May Affect Future Operating Performance — Competition — We Compete Against Established Competitors in the Packaging and Test Business as Well as Internal Customer Capabilities" in Item 1A "Risk Factors" of this Annual Report.

INTELLECTUAL PROPERTY

We maintain an active program to protect our investment in technology by augmenting and enforcing our intellectual property rights. Intellectual property rights that apply to our various products and services include patents, copyrights, trade secrets and trademarks. We have filed and obtained a number of patents in the U.S. and abroad the duration of which varies depending on the jurisdiction in which the patent is filed. While our patents are an important element of our intellectual property strategy and our success, as a whole we are not materially dependent on any one patent or any one technology. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications. In addition, any patents we obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us.

We also protect certain details about our processes, products and strategies as trade secrets, keeping confidential the information that we believe provides us with a competitive advantage. We have ongoing programs designed to maintain the confidentiality of such information. Further, to distinguish our products from our competitors' products, we have obtained certain trademarks and service marks. We have promoted and will continue to promote our particular product brands through advertising and other marketing techniques.

For a discussion of additional risks associated with intellectual property issues, see "Risk Factors that May Affect Future Operating Performance — Intellectual Property — We May Become Involved in Intellectual Property Litigation." in Item 1A "Risk Factors" of this Annual Report.

EMPLOYEES

As of December 31, 2006, we had 22,700 full-time employees. Of the total employee population, 17,100 were engaged in processing, 3,400 were engaged in processing support, 400 were engaged in research and development, 600 were engaged in marketing and sales and 1,200 were engaged in finance, business management and administration. We believe that our relations with our employees are good and we have never experienced a work stoppage in any of our factories. Our employees in the U.S., China, the Philippines, Singapore, France and Taiwan are not represented by any union. Certain members of our factories in Korea and Japan are members of a union, and those that are members of a union are subject to collective bargaining agreements.

Item 1A. *Risk Factors*

RISK FACTORS THAT MAY AFFECT FUTURE OPERATING PERFORMANCE

The factors discussed below are cautionary statements that identify important factors that could cause actual results to differ materially from those anticipated by the forward-looking statements contained in this report. For more information regarding the forward-looking statements contained in this report, see the introductory paragraph to Part II, Item 7 of this Annual Report. You should carefully consider the risks and uncertainties described below, together with all of the other information included in this report, in considering our business and prospects. The risks and uncertainties described below are not the only ones facing Amkor. Additional risks and uncertainties not presently known to us also may impair our business operations. The occurrence of any of the following risks could affect our business, financial condition or results of operations.

The matters relating to the Special Committee's review of our historical stock option granting practices and the restatement of our consolidated financial statements has resulted in expanded litigation and regulatory proceedings against us and may result in future litigation, which could have a material adverse effect on us.

On July 24, 2006, we established a Special Committee, consisting of independent members of the Board of Directors, to conduct a review of our historical stock option granting practices during the period from our initial public offering on May 1, 1998 through the present. As described in Part II, Item 7, the Special Committee identified a number of occasions on which the measurement date used for financial accounting and reporting purposes for stock options granted to certain of our employees was different from the actual grant date. To correct these accounting errors, we amended our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2006, to restate our financial information from 1998 through March 31, 2006. The review of our historical stock option granting practices, related activities and the resulting restatements, required us to incur substantial expenses for legal, accounting, tax and other professional services and diverted our management's attention from our business and could in the future adversely affect our business, financial condition, results of operations and cash flows.

Our historical stock option granting practices and the restatement of our prior financial statements have exposed us to greater risks associated with litigation and regulatory proceedings. As described in Note 16 to our consolidated financial statements, the complaints in several of our existing litigation matters were subsequently amended to include allegations relating to stock option grants. In addition, the scope of the existing SEC investigation that began in August 2005 has been expanded to include an investigation into our historical stock option grant practices. We cannot assure you that this current litigation, the SEC investigation or any future litigation or regulatory action will result in the same conclusions reached by the Special Committee. The conduct and resolution of these matters will be time consuming, expensive and distracting from the conduct of our business. Furthermore, if we are subject to adverse findings in any of these matters, we could be required to pay damages or penalties or have other remedies imposed upon us which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We could also become subject to litigation brought on behalf of purchasers of the debt securities issued in our May 2006 public offering because of the subsequent restatement of the consolidated financial statements contained in the related registration statements as a result of the stock option accounting errors mentioned above. Finally, as a result of our delayed filing of Form 10-Q for the quarter ended June 30, 2006, we will be ineligible to register our securities on Form S-3 for sale by us or resale by others until we have timely filed all periodic reports under the Securities Exchange Act of 1934 for one year from the date the Form 10-Q for the quarter ended June 30, 2006 was due. We may use Form S-1 to raise capital or complete acquisitions, which could increase transaction costs and adversely impact our ability to raise capital or complete acquisitions of other companies in a timely manner.

Pending SEC Investigation — The Pending SEC Investigation Could Adversely Affect Our Business and the Trading Price of Our Securities.

In August 2005, the SEC issued a formal order of investigation regarding certain activities with respect to Amkor securities. We previously announced that the primary focus of the investigation appears to be activities during the period from June 2003 to July 2004. We believe that the investigation in part relates to transactions in Amkor's securities by certain individuals, and that the investigation may in part relate to whether tipping with respect to trading in Amkor securities occurred. The matters at issue involve activities with respect to Amkor securities during the subject period by certain insiders or former insiders and persons or entities associated with them, including activities by or on behalf of certain current and former members of the Board of Directors and Amkor's Chief Executive Officer. We have learned that our former general counsel, whose employment with us terminated in March of 2005, has been indicted by the United States Attorney's Office for the Eastern District of Pennsylvania for violation of the securities laws. The indictment alleges that the former general counsel traded in Amkor securities on the basis of material non-public information.

In July 2006, the Board of Directors established a Special Committee to review Amkor's historical stock option practices and informed the SEC of these efforts. The SEC subsequently informed us that it is expanding the scope of its investigation and has requested that Amkor provide documentation related to these matters. We have cooperated fully with the SEC on the formal investigation and the informal inquiry that preceded it. We cannot predict the outcome of the investigation. In the event that the investigation leads to SEC action against any current or former officer or director of Amkor, or Amkor itself, our business (including our ability to complete financing transactions) or the trading price of our securities may be adversely impacted. In addition, if the SEC investigation continues for a prolonged period of time, it may have the same impact regardless of the ultimate outcome of the investigation. Additionally, we have voluntarily provided information to the Department of Justice relating to our historical stock option practices.

Fluctuations in Operating Results and Cash Flows — Our Operating Results and Cash Flows Have Varied and May Vary Significantly as a Result of Factors That We Cannot Control.

Many factors could materially and adversely affect our net sales, gross profit, operating results and cash flows, or lead to significant variability of quarterly or annual operating results. Our profitability and ability to generate cash from operations is principally dependent upon demand for semiconductors, the utilization of our capacity, semiconductor package mix, the average selling price of our services and our ability to control our costs including labor, material, overhead and financing costs.

Our operating results and cash flows have varied significantly from period to period. Our net sales, gross margins, operating income and cash flows have historically fluctuated significantly as a result of many of the following factors, for which we have little or no control over and which we expect to continue to impact our business:

- Fluctuation in demand for semiconductors and conditions in the semiconductor industry;
- changes in our capacity utilization;
- changes in average selling prices;
- changes in the mix of semiconductor packages;
- evolving package and test technology;
- absence of backlog and the short-term nature of our customers' commitments and the impact of these factors on the timing and volume of orders relative to our production capacity;
- changes in costs, availability and delivery times of raw materials and components;
- changes in labor costs to perform our services;
- the timing of expenditures in anticipation of future orders;
- changes in effective tax rates;
- the availability and cost of financing;
- intellectual property transactions and disputes;
- high leverage and restrictive covenants;
- warranty and product liability claims;
- costs associated with litigation judgments and settlements;
- international events or environmental or natural events, such as earthquakes, that impact our operations;
- difficulties integrating acquisitions; and
- our ability to attract qualified employees to support our geographic expansion.

We have historically been unable to accurately predict the impact of these factors upon our results for a particular period. These factors, as well as the factors set forth below which have not significantly impacted our recent historical results, may impair our future business operations and may materially and adversely affect our net sales, gross profit, operating results and cash flows, or lead to significant variability of quarterly or annual operating results:

- loss of key personnel or the shortage of available skilled workers;
- rescheduling and cancellation of large orders; and
- fluctuations in our manufacturing yields.

Dependence on the Highly Cyclical Semiconductor and Electronic Products Industries — We Operate in Volatile Industries, and Industry Downturns Harm Our Performance.

Our business is tied to market conditions in the semiconductor industry, which is cyclical by nature. The semiconductor industry has experienced significant, and sometimes prolonged, downturns. Because our business is, and will continue to be, dependent on the requirements of semiconductor companies for subcontracted packaging and test services, any downturn in the semiconductor industry or any other industry that uses a significant number of semiconductor devices, such as consumer electronic products, telecommunication devices, or computing devices could have a material adverse effect on our business and operating results. If current industry conditions deteriorate, we could suffer significant losses, as we have in the past, which could materially impact our business, results of operations and financial condition.

High Fixed Costs — Due to Our High Percentage of Fixed Costs, We Will Be Unable to Maintain Our Gross Margin at Past Levels if We Are Unable to Achieve Relatively High Capacity Utilization Rates.

Our operations are characterized by relatively high fixed costs. Our profitability depends in part not only on pricing levels for our products and services, but also on the utilization rates for our testing and packaging equipment, commonly referred to as "capacity utilization rates." In particular, increases or decreases in our capacity utilization rates can significantly affect gross margins since the unit cost of testing and packaging services generally decreases as fixed costs are allocated over a larger number of units. In periods of low demand, we experience relatively low capacity utilization rates in our operations, which lead to reduced margins during that period. From time to time we have experienced lower than optimum utilization rates in our operations due to a decline in worldwide demand for our testing and packaging services. This can lead to significantly reduced margins during that period. Although our capacity utilization rates have been strong during 2006, we cannot assure you that we will be able to continue to achieve or maintain relatively high capacity utilization rates, and if we fail to do so, our gross margins may decrease. If our gross margins decrease, our results of operations and financial condition could be materially adversely affected.

In addition, our fixed operating costs have increased in part as a result of our efforts to expand our capacity through acquisitions, including the acquisition of certain operations and assets in Shanghai, China and Singapore from IBM and Xin Development Co., Ltd. in May 2004, and the acquisition of capital stock of Unitive and UST in August 2004 and January 2006. We have also expended significant capital resources in connection with the opening of a wafer bump facility in Singapore in 2006, which will further increase our fixed costs. In the event that forecasted customer demand for which we have made and, on a more limited basis, expect to make advance capital expenditures does not materialize, our sales may not adequately cover our substantial fixed costs resulting in reduced profit levels or causing significant losses, both of which may adversely impact our liquidity, results of operations and financial condition. Additionally, we could suffer significant losses if current industry conditions deteriorate, which could materially impact our business including our liquidity.

Guidance — Our Failure to Meet Our Guidance or Analyst Projections Could Adversely Impact the Trading Prices of Our Securities.

We periodically provide guidance to investors with respect to certain financial information for future periods. Securities analysts also periodically publish their own projections with respect to our future operating results. As discussed above under "Fluctuations in Operating Results and Cash Flows — Our Operating Results and Cash Flows Have Varied and May Vary Significantly as a Result of Factors That We Cannot Control," our operating results and cash flow vary significantly and are difficult to accurately predict. To the extent we fail to meet or exceed our own guidance or the analyst projections for any reason, the trading prices of our securities may be adversely impacted. Moreover, even if we do meet or exceed that guidance or those projections, the analysts and investors may not react favorably, and the trading prices of our securities may be adversely impacted.

Declining Average Selling Prices — The Semiconductor Industry Places Downward Pressure on the Prices of Our Products.

Prices for packaging and test services have generally declined over time. Historically, we have been able to partially offset the effect of price declines by successfully developing and marketing new packages with higher prices, such as advanced leadframe and laminate packages, by negotiating lower prices with our material vendors, recovering material cost increases from our customers, and by driving engineering and technological changes in our packaging and test processes which resulted in reduced manufacturing costs. Although the average selling prices of some of our products have increased in recent periods, we expect general downward pressure on average selling prices for our packaging and test services in the future. If we are unable to offset a decline in average selling prices, including developing and marketing new packages with higher prices, reducing our purchasing costs, recovering more of our material cost increases from our customers and reducing our manufacturing costs, our future operating results will suffer.

Decisions by Our IDM Customers to Curtail Outsourcing May Adversely Affect Our Business.

Historically, we have been dependent on the trend in outsourcing of packaging and test services by integrated device manufacturers ("IDM"). Our IDM customers continually evaluate the outsourced services against their own in-house packaging and test services. As a result, at any time, and for a variety of reasons, IDMs may decide to shift some or all of their outsourced packaging and test services to internally sourced capacity.

The reasons IDMs may shift their internal capacity include:

- their desire to realize higher utilization of their existing test and packaging capacity, especially during downturns in the semiconductor industry;
- their unwillingness to disclose proprietary technology;
- their possession of more advanced packaging and testing technologies; and
- the guaranteed availability of their own packaging and test capacity.

Furthermore, to the extent we continue to limit capacity commitments for certain customers, these customers may begin to increase their level of in-house packaging and test capabilities, which could adversely impact our sales and profitability and make it more difficult for us to regain their business when we have available capacity. Any shift or a slowdown in this trend of outsourcing packaging and test services is likely to adversely affect our business, financial condition and results of operations.

In a downturn in the semiconductor industry, IDMs may be especially likely to respond by shifting some outsourced packaging and test services to internally serviced capacity on a short term basis. This would have a material adverse effect on our business, financial condition and results of operations, especially during a prolonged industry downturn.

High Leverage and Restrictive Covenants — Our Substantial Indebtedness Could Adversely Affect Our Financial Condition and Prevent Us from Fulfilling Our Obligations.

Substantial Leverage. We now have, and for the foreseeable future will continue to have, a significant amount of indebtedness. As of December 31, 2006, our total debt balance was $2,005.3 million, of which $185.4 million was classified as a current liability. In addition, despite current debt levels, the terms of the indentures governing our indebtedness allow us or our subsidiaries to incur more debt, subject to certain limitations. If new debt is added to our consolidated debt level, the related risks that we now face could intensify.

Covenants in the agreements governing our existing debt, and debt we may incur in the future, may materially restrict our operations, including our ability to incur debt, pay dividends, make certain investments and payments, and encumber or dispose of assets. The agreements also impose affirmative covenants on us including financial reporting obligations. In addition, financial covenants contained in agreements relating to our existing and future debt could lead to a default in the event our results of operations do not meet our plans and we are unable to amend such financial covenants. Bondholder groups may be aggressive and may attempt to call defaults for technical violations of covenants that have little or nothing to do with our financial performance in an effort to extract consent fees from us or to force a refinancing. A default and acceleration under one debt instrument may also trigger cross-acceleration under our other debt instruments. A default or event of default under one or more of our revolving credit facilities would also preclude us from borrowing additional funds under such facilities. An event of default under any debt instrument, if not cured or waived, could have a material adverse effect on us.

For example, on August 11, 2006, we received a letter dated August 10, 2006 from U.S. Bank National Association ("US Bank") as trustee for the holders of our 5% Convertible Subordinated Notes due 2007, 10.5% Senior Subordinated Notes due 2009, 9.25% Senior Notes due 2008, 9.25% Senior Notes due 2016, 6.25% Convertible Subordinated Notes Due 2013, 7.75% Senior Notes due 2013 and 2.5% Convertible Senior Subordinated Notes due 2011 stating that US Bank, as trustee, had not received our financial statements for the quarter ended June 30, 2006, and that we have 60 days from the date of the letter to file our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006 or it will be considered an "Event of Default" under the indentures governing each of the above-listed notes. On the same day, we received a letter from Wells Fargo Bank

National Association ("Wells Fargo"), as trustee for our 7.125% Senior Notes due 2011, stating that we failed to file our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, demanding that we immediately file such quarterly report and indicating that unless we file a Form 10-Q within 60 days after the date of such letter, it will ripen into an "Event of Default" under the indenture governing our 7.125% Senior Notes due 2011.

We cured the alleged defaults described in the US Bank and Wells Fargo letters by filing our Quarterly Report for the quarter ended June 30, 2006 within the 60 day period and avoided the occurrence of an alleged "Event of Default." However, had we not filed our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 within the requisite period, the bondholders may have been able to accelerate all outstanding amounts under the above listed notes and trigger acceleration under our other debt agreements, which could have resulted in a material adverse effect.

Our substantial indebtedness could:

- make it more difficult for us to satisfy our obligations with respect to our indebtedness;
- increase our vulnerability to general adverse economic and industry conditions;
- limit our ability to fund future working capital, capital expenditures, research and development and other general corporate requirements;
- require us to dedicate a substantial portion of our cash flow from operations to service payments on our debt;
- limit our flexibility to react to changes in our business and the industry in which we operate;
- place us at a competitive disadvantage to any of our competitors that have less debt; and
- limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds.

History of Losses.

Although we achieved net income and positive operating cash flow in 2006, we have had net losses in four of the previous five years and negative operating cash flow in several previous quarters. There is no assurance that we will be able to sustain our current profitability or avoid net losses in the future.

Ability to Fund Liquidity Needs.

We operate in a capital intensive industry. Servicing our current and future customers requires that we incur significant operating expenses and continue to make significant capital expenditures, which are generally made in advance of the related revenues and without any firm customer commitments. During 2006, we had capital additions of $299 million and in 2007 we currently anticipate making capital additions of approximately $250 to $300 million, which estimate is subject to adjustment based on business conditions. In addition, we have a significant level of debt, with $2,005.3 million outstanding at December 31, 2006, $185.4 million of which is current. The terms of such debt require significant scheduled principal payments in the coming years, including $185.4 million due in 2007, $109.5 million due in 2008, $33.7 million due in 2009, $311.9 million due in 2010, $439.6 million due in 2011 and $925.2 million due thereafter. The interest payments required on our debt are also substantial. For example, for the year ended December 31, 2006, our total interest paid was $172.1 million. (See Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Additions and Contractual Obligations" for a summary of principal and interest payments.) The source of funds to fund our operations, including making capital expenditures and servicing principal and interest obligations with respect to our debt, are cash flows from our operations, current cash and cash equivalents, borrowings under available debt facilities, or proceeds from any additional debt or equity financing. As of December 31, 2006, we had cash and cash equivalents of $244.7 million and $99.8 million available under our senior secured revolving credit facility.

We assess our liquidity based on our current expectations regarding sales, operating expenses, capital spending and debt service requirements. Based on this assessment, we believe that our cash flow from operating activities together with existing cash and cash equivalents and availability under our senior secured revolving credit facility will be sufficient to fund our working capital, capital expenditure and debt service requirements through December 31, 2007, including retiring the remaining $142.4 million of our 5.0% convertible subordinated notes at maturity in March 2007. Thereafter, our liquidity will continue to be affected by, among other things, the performance of our business, our capital expenditure levels and our ability to repay debt out of our operating cash flow or refinance the debt with the proceeds of debt or equity offerings at or prior to maturity. If our performance or access to the capital markets differs materially from our expectations, our liquidity may be adversely impacted.

There is no assurance that we will generate the necessary net income or operating cash flows to meet the funding needs of our business in the future due to a variety of factors, including the cyclical nature of the semiconductor industry and the other factors discussed in this "Risk Factors" section. If we are unable to do so, our liquidity would be adversely affected and we would consider taking a variety of actions, including: attempting to reduce our high fixed costs (for example, closing facilities and reducing the size of our work force), curtailing or reducing planned capital additions, raising additional equity, borrowing additional funds, refinancing existing indebtedness or taking other actions. There can be no assurance, however, that we will be able to successfully take any of these actions, including adjusting our expenses sufficiently or in a timely manner, or raising additional equity, increasing borrowings or completing refinancings on any terms or on terms that are acceptable to us. Our inability to take these actions as and when necessary would materially adversely affect our liquidity, results of operations and financial condition.

Absence of Backlog — The Lack of Contractually Committed Customer Demand May Adversely Affect Our Sales.

Our packaging and test business does not typically operate with any material backlog. Our quarterly net sales from packaging and test services are substantially dependent upon our customers' demand in that quarter. None of our customers have committed to purchase any significant amount of packaging or test services or to provide us with binding forecasts of demand for packaging and test services for any future period, in any material amount. In addition, our customers often reduce, cancel or delay their purchases of packaging and test services for a variety of reasons including industry-wide, customer-specific and Amkor-related reasons. Recently, our customers' demand for our services has been strong; however, we cannot predict if this demand trend will continue. Because a large portion of our costs is fixed and our expense levels are based in part on our expectations of future revenues, we may not be able to adjust costs in a timely manner to compensate for any sales shortfall. If we are unable to do so, it would adversely affect our margins, operating results, cash flows and financial condition. If customer demand does not materialize as anticipated, our net sales, margins, operating results, cash flows and financial condition will be materially and adversely affected.

Risks Associated With International Operations — We Depend on Our Factories and Operations in China, Japan, Korea, the Philippines, Singapore and Taiwan. Many of Our Customers' and Vendors' Operations Are Also Located Outside of the U.S.

We provide packaging and test services through our factories and other operations located in the China, Japan, Korea, the Philippines, Singapore and Taiwan. Moreover, many of our customers' and vendors' operations are located outside the U.S. The following are some of the risks inherent in doing business internationally:

- regulatory limitations imposed by foreign governments;
- fluctuations in currency exchange rates;
- political, military and terrorist risks;
- disruptions or delays in shipments caused by customs brokers or government agencies;
- unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers;
- difficulties in staffing and managing foreign operations; and
- potentially adverse tax consequences resulting from changes in tax laws.

Our Management Information Systems May Prove Inadequate — We Face Risks in Connection With Our Current Project to Install a New Enterprise Resource Planning System For Our Business.

We depend on our management information systems for many aspects of our business. Some of our key software has been developed by our own programmers and this software may not be easily integrated with other software and systems. We are implementing a new enterprise resource planning system to replace many of our existing systems at significant locations. We face risks in connection with our current project to install a new enterprise resource system for our business. These risks include:

- We may face delays in the design and implementation of that system.
- The cost of the system may exceed our plans and expectations.
- Such system may damage our ability to process transactions or harm our control environment.

Our business will be materially and adversely affected if our management information systems are disrupted or if we are unable to improve, upgrade, integrate or expand upon our systems, particularly in light of our intention to implement a new enterprise resource planning system.

Difficulties Expanding and Evolving Our Operational Capabilities — We Face Challenges as We Integrate New and Diverse Operations and Try to Attract Qualified Employees to Support Our Operations.

We have experienced, and expect to continue to experience, growth in the scope and complexity of our operations. For example, each business we have acquired had, at the time of acquisition, multiple systems for managing its own production, sales, inventory and other operations. Migrating these businesses to our systems typically is a slow, expensive process requiring us to divert significant amounts of resources from multiple aspects of our operations. This growth has strained our managerial, financial, plant operations and other resources. Future expansions may result in inefficiencies as we integrate new operations and manage geographically diverse operations. Our success depends to a significant extent upon the continued service of our key senior management and technical personnel, any of whom may be difficult to replace. Competition for qualified employees is intense, and our business could be adversely affected by the loss of the services of any of our existing key personnel, including senior management, as a result of competition or for any other reason. We evaluate our management team and engage in long-term succession planning in order to ensure orderly replacement of key personnel. We cannot assure you that we will be successful in these efforts or in hiring and properly training sufficient numbers of qualified personnel and in effectively managing our growth. Our inability to attract, retain, motivate and train qualified new personnel could have a material adverse effect on our business.

Dependence on Materials and Equipment Suppliers — Our Business May Suffer If The Cost, Quality or Supply of Materials or Equipment Changes Adversely.

We obtain from various vendors the materials and equipment required for the packaging and test services performed by our factories. We source most of our materials, including critical materials such as leadframes, laminate substrates and gold wire, from a limited group of suppliers. Furthermore, we purchase the majority of our materials on a purchase order basis. From time to time, we enter into supply agreements, generally up to one year in duration, to guarantee supply to meet projected demand. Our business may be harmed if we cannot obtain materials and other supplies from our vendors in a timely manner, in sufficient quantities, in acceptable quality or at competitive prices.

We need to purchase new packaging and testing equipment if we decide to expand our operations (sometimes in anticipation of expected market demand), to manufacture some new types of packaging, perform some different testing or to replace equipment that breaks down or wears out. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by equipment vendors. For example, in the past, increased demand for equipment caused some equipment suppliers to only partially satisfy our equipment orders in the normal lead time frame or increase prices during market upturns for the semiconductor industry. The unavailability of equipment or failures to deliver equipment could delay implementation of our future expansion plans and impair our ability to meet customer orders. If we are unable to implement our future expansion plans or meet customer orders, we could lose potential and existing customers. Generally, we do not enter into binding, long-term equipment purchase agreements and we acquire our equipment on a purchase order basis, which exposes us to substantial risks. For example, sudden changes in foreign currency exchange rates, particularly the U.S. dollar and Japanese yen, could result in increased prices for equipment purchased by us, which could have a material adverse effect on our results of operations.

We are a large buyer of gold and other commodity materials including substrates and copper. The price of gold and other commodities used in our business fluctuate. Historically, we have been able to partially offset the effect of commodity price increases through price adjustments to some customers and changes in our product designs. Significant price increases may adversely impact our gross margin in future quarters to the extent we are unable to pass along past or future commodity price increases to our customers.

Loss of Customers — The Loss of Certain Customers May Have a Significant Adverse Effect on the Operations and Financial Results.

The loss of a large customer or disruption of our strategic partnerships or other commercial arrangements may result in a decline in our sales and profitability. Although we have over 300 customers, we have derived and expect to continue to derive a large portion of our revenues from a small group of customers during any particular period due in part to the concentration of market share in the semiconductor industry. Our five largest customers together accounted for approximately 28.3%, 25.2% and 26.0% of our net sales in 2006, 2005 and 2004, respectively. No customer accounts for more than 10% of our net sales.

The demand for our services from each customer is directly dependent upon that customer's level of business activity, which could vary significantly from year to year. The loss of a large customer may adversely affect our sales and profitability. Our key customers typically operate in the cyclical semiconductor business and, in the past, have varied, and may vary in the future, order levels significantly from period to period based on industry-, customer- or Amkor-specific factors. We cannot assure you that these customers or any other customers will continue to place orders with us in the future at the same levels as in past periods. The loss of one or more of our significant customers, or reduced orders by any one of them, and our inability to replace these customers or make up for such orders could reduce our profitability. For example, our facility in Iwate, Japan, is primarily dedicated to a single customer, Toshiba Corporation. If we were to lose Toshiba as a customer or if it were to materially reduce its business with us, it could be difficult for us to find one or more new customers to utilize the capacity, which could have a material adverse effect on our operations and financial results.

Capital Additions — We Believe We Need To Make Substantial Capital Additions, Which May Adversely Affect Our Business If Our Business Does Not Develop As We Expect.

We believe that our business requires us to make significant capital additions in order to capitalize on what we believe is an overall trend to outsource packaging and test services. The amount of capital additions will depend on several factors, including the performance of our business, our assessment of future industry and customer demand, our capacity utilization levels and availability, our liquidity position and the availability of financing. Our ongoing capital addition requirements may strain our cash and short-term asset balances, and we expect that depreciation expense and factory operating expenses associated with our recent capital additions to increase production capacity will put downward pressure on our gross margin, at least over the near term.

Furthermore, if we cannot generate or borrow additional funds to pay for capital additions as well as research and development activities, our growth prospects and future profitability may be adversely affected. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:

- our future financial condition, results of operations and cash flows;
- general market conditions for financing activities by semiconductor companies; and
- economic, political and other global conditions.

The lead time needed to order, install and put into service various capital additions is often significant, and as a result we often need to commit to capital additions in advance of our receipt of firm orders or advance deposits based on our view of anticipated future demand with only very limited visibility. Although we seek to limit our exposure in this regard, in the past we have often expended significant capital for additions for which the anticipated demand did not materialize for a variety of reasons, many of which were outside of our control. To the extent this occurs in the future, our margins, liquidity, results of operations and financial condition could be materially adversely affected.

Impairment Charges — Any Impairment Charges Required Under Generally Accepted Accounting Principles (GAAP) May Have a Material Adverse Effect on Our Net Income.

Under GAAP, we are required to review our long-lived assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. In addition, goodwill and other intangible assets with indefinite lives are required to be tested for impairment at least annually. We may be required in the future to record a significant charge to earnings in our financial statements during the period in which any impairment of our long-lived assets is determined. Such charges have a significant adverse impact on our results of operations and financial condition.

Increased Litigation Incident to Our Business — Our Business May Suffer as a Result of Our Involvement in Various Lawsuits.

We are currently a party to various legal proceedings, including those described in Note 16 to the Consolidated Financial Statements in this Annual Report on Form 10-K. For example, we are engaged in an arbitration proceeding entitled *Tessera, Inc. v. Amkor Technology, Inc.* We were also named as a party in a purported securities class action suit entitled *Nathan Weiss et al. v. Amkor Technology, Inc. et al.* (and several similar cases which have now been consolidated), and in purported shareholder derivative lawsuits entitled *Scimeca v. Kim, et al., Kahn v. Kim, et al. and Feldgus v. Kim, et al.* If an unfavorable ruling or outcome were to occur in arbitration or litigation, there exists the possibility of a material adverse impact on our results of operations, financial condition or cash flows. An unfavorable ruling or outcome could also have a negative impact on the trading price of our securities. The estimate of the potential impact from the legal proceedings referred to in this annual report on our financial condition, results of operations or cash flows could change in the future.

We Could Suffer Adverse Tax and Other Financial Consequences if Taxing Authorities Do Not Agree with Our Interpretation of Applicable Tax Laws.

Our corporate structure and operations are based, in part, on interpretations of various tax laws, including withholding tax and other relevant laws of applicable taxing jurisdictions. From time to time, the taxing authorities of the relevant jurisdictions may conduct examinations of our income tax returns and other regulatory filings. We cannot assure you that the taxing authorities will agree with our interpretations. To the extent they do not agree, we may seek to enter into settlements with the taxing authorities which require significant payments or otherwise adversely affect our results of operations or financial condition. We may also appeal the taxing authorities' determinations to the appropriate governmental authorities, but we can not be sure we will prevail. If we do not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that adversely affect our results of operations or financial condition.

For example, during 2003 the Internal Revenue Service ("IRS") conducted an examination of our U.S. federal income tax returns relating to years 2000 and 2001, which resulted in a settlement pursuant to which various adjustments were made, including reductions in our U.S. net operating loss carryforwards. In addition, during 2005, the IRS conducted a limited scope examination of our U.S. federal income tax returns relating to years 2002 and 2003, primarily reviewing inter-company transfer pricing and cost-sharing issues carried over from the 2000 and 2001 examination cycle, as a result of which we agreed to further reductions in our net operating loss carryforwards. Future examinations by the taxing authorities in the United States or other jurisdictions may result in additional adverse tax consequences. Our tax examinations and the related adjustments are described in greater detail in Note 4 to the Consolidated Financial Statements.

Rapid Technological Change — Our Business Will Suffer If We Cannot Keep Up With Technological Advances in Our Industry.

The complexity and breadth of semiconductor packaging and test services are rapidly increasing. As a result, we expect that we will need to offer more advanced package designs in order to respond to competitive industry conditions and customer requirements. Our success depends upon our ability to acquire, develop and implement new manufacturing processes and package design technologies and tools. The need to develop and maintain advanced packaging capabilities and equipment could require significant research and development and capital expenditures and acquisitions in future years. In addition, converting to new package designs or process methodologies could result in delays in producing new package types, which could adversely affect our ability to meet customer orders and adversely impact our business.

Technological advances also typically lead to rapid and significant price erosion and may make our existing products less competitive or our existing inventories obsolete. If we cannot achieve advances in package design or obtain access to advanced package designs developed by others, our business could suffer.

Packaging and Testing — The Packaging and Testing Process Is Complex and Our Production Yields and Customer Relationships May Suffer from Defects in the Services We Provide.

Semiconductor packaging and testing are complex processes that require significant technological and process expertise. The packaging process is complex and involves a number of precise steps. Defective packages primarily result from:

- contaminants in the manufacturing environment;
- human error;
- equipment malfunction;
- changing processes to address environmental requirements;
- defective raw materials; or
- defective plating services.

Testing is also complex and involves sophisticated equipment and software. Similar to most software programs, these software programs are complex and may contain programming errors or "bugs." The testing equipment is also subject to malfunction. In addition, the testing process is subject to operator error by our employees who operate our testing equipment and related software.

These and other factors have, from time to time, contributed to lower production yields. They may also do so in the future, particularly as we expand our capacity or change our processing steps. In addition, to be competitive we must continue to expand our offering of packages. Our production yields on new packages typically are significantly lower than our production yields on our more established packages.

Our failure to maintain high standards or acceptable production yields, if significant and prolonged, could result in loss of customers, increased costs of production, delays, substantial amounts of returned goods and claims by customers relating thereto. Any of these problems could have a material adverse effect on our business, financial condition and results of operations.

In addition, in line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process that may take several months, at a significant cost to the customer. If we fail to qualify packages with potential customers or customers with which we have recently become qualified, our operating results and financial condition could be adversely affected.

Competition — We Compete Against Established Competitors in the Packaging and Test Business as Well as Internal Customer Capabilities.

The subcontracted semiconductor packaging and test market is very competitive. We face substantial competition from established packaging and test service providers primarily located in Asia, including companies with significant processing capacity, financial resources, research and development operations, marketing and other capabilities. These companies also have established relationships with many large semiconductor companies that are our current or potential customers.

We also face competition from the internal capabilities and capacity of many of our current and potential IDM customers.

In addition, we may in the future have to compete with a number of companies that may enter the market and with companies that may offer new or emerging technologies that compete with our products and services.

We cannot assure you that we will be able to compete successfully in the future against our existing or potential competitors or that our customers will not rely on internal sources for packaging and test services, or that our business, financial condition and results of operations will not be adversely affected by such increased competition.

Environmental Regulations — Future Environmental Regulations Could Place Additional Burdens on Our Manufacturing Operations.

The semiconductor packaging process uses chemicals, materials and gases and generates byproducts that are subject to extensive governmental regulations. For example, at our foreign facilities we produce liquid waste when silicon wafers are diced into chips with the aid of diamond saws, then cooled with running water. In addition, semiconductor packages have historically utilized metallic alloys containing lead (Pb) within the interconnect terminals typically referred to as leads, pins or balls. Federal, state and local regulations in the U.S., as well as international environmental regulations, impose various controls on the storage, handling, discharge and disposal of chemicals used in our production processes and on the factories we occupy and are increasingly imposing restrictions on the materials contained in semiconductor products.

Increasingly, public attention has focused on the environmental impact of semiconductor operations and the risk to neighbors of chemical releases from such operations and to the materials contained in semiconductor products. For example, the European Union's recently enacted Directives on Waste Electrical and Electronic Equipment ("WEEE"), and Restriction of Use of Certain Hazardous Substances ("RoHS") impose strict restrictions on the use of lead and other hazardous substances in electrical and electronic equipment. WEEE and RoHS became effective on July 1, 2006. In response to these directives, we have implemented changes in a number of our manufacturing processes in an effort to achieve RoHS compliance across all of our package types. Complying with existing and future environmental regulations may impose upon us the need for additional capital equipment or other process requirements, restrict our ability to expand our operations, disrupt our operations, subject us to liability or cause us to curtail our operations.

Intellectual Property — We May Become Involved in Intellectual Property Litigation.

We maintain an active program to protect our investment in technology by augmenting and enforcing our intellectual property rights. Intellectual property rights that apply to our various products and services include patents, copyrights, trade secrets and trademarks. We have filed and obtained a number of patents in the U.S. and abroad the duration of which varies depending on the jurisdiction in which the patent is filed. While our patents are an important element of our intellectual property strategy and our success, as a whole we are not materially dependent on any one patent or any one technology. We expect to continue to file patent applications when appropriate to protect our proprietary technologies, but we cannot assure you that we will receive patents from pending or future applications.

Any patents we do obtain may be challenged, invalidated or circumvented and may not provide meaningful protection or other commercial advantage to us. In fact, the semiconductor industry is characterized by frequent claims regarding patent and other intellectual property rights. If any third party makes an enforceable infringement claim against us or our customers, we could be required to:

- discontinue the use of certain processes;
- cease to provide the services at issue;
- pay substantial damages;

- develop non-infringing technologies; or
- acquire licenses to the technology we had allegedly infringed.

We may need to enforce our patents or other intellectual property rights or defend ourselves against claimed infringement of the rights of others through litigation, which could result in substantial cost and diversion of our resources. Furthermore, if we fail to obtain necessary licenses, our business could suffer. We are currently involved in three legal proceedings involving the acquisition of intellectual property rights, the enforcement of our existing intellectual property rights or the enforcement of the intellectual property rights of others. We refer you to the matters of *Tessera, Inc. v. Amkor Technology, Inc., Amkor Technology, Inc. v. Motorola, Inc., and Amkor Technology, Inc. v. Carsem, et al.*, which are described in more detail in Note 16 to the Consolidated Financial Statements included in this Annual Report. Unfavorable outcomes in one or more of these matters could result in significant liabilities and could have a material adverse effect on our financial condition, results of operations or cash flows. An unfavorable ruling or outcome could also have a negative impact on the trading price of our securities. The estimate of the potential impact from the legal proceedings referred to in this report on our financial condition, results of operations, or cash flows could change in the future.

Fire, Flood or Other Calamity — With Our Operations Conducted in a Limited Number of Facilities, a Fire, Flood or Other Calamity at one of Our Facilities Could Adversely Affect Us.

We conduct our packaging and testing operations at a limited number of facilities. Significant damage or other impediments to any of these facilities, whether as a result of fire, weather, disease, civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining materials and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have a material adverse effect on our business, financial condition and results of operations. In the event of such a disruption or shutdown, we may be unable to reallocate production to other facilities in a timely or cost-effective manner (if at all) and may not have sufficient capacity to service customer demands in our other facilities. For example, our operations in Asia are vulnerable to regional typhoons that can bring with them destructive winds and torrential rains, which could in turn cause plant closures and transportation interruptions. In addition, some of the processes that we utilize in our operations place us at risk of fire and other damage. For example, highly flammable gases are used in the preparation of wafers holding semiconductor devices for flip-chip packaging. While we maintain insurance policies for various types of property, casualty and other risks, we do not carry insurance for all the above referred risks and with regard to the insurance we do maintain, we cannot assure you that it would be sufficient to cover all of our potential losses.

SARS, Avian Flu and Other Contagious Diseases — Any Recurrence of SARS or Outbreak of Avian Flu or Other Contagious Disease May Have an Adverse Effect on the Economies and Financial Markets of Certain Asian Countries and May Adversely Affect Our Results of Operations.

In the first half of 2003, various countries encountered an outbreak of severe acute respiratory syndrome, or SARS, which is a highly contagious form of atypical pneumonia. In addition, there have been outbreaks of avian flu and other contagious diseases in various parts of the world. There is no guarantee that an outbreak of SARS, avian flu or other contagious disease will not occur again in the future (and maybe with much more widespread and devastating effects) and that any such future outbreak of SARS, avian flu or other contagious disease, or the measures taken by the governments of the affected countries against such potential outbreaks, will not seriously disrupt our production operations or those of our suppliers and customers, including by resulting in quarantines or closures. In the event of such a facility quarantine or closure, if we were unable to quickly identify alternate manufacturing facilities, this would have a material adverse effect on our financial condition and results of operations, as would the inability of our suppliers to continue to supply us and our customers continuing to purchase from us.

Continued Control By Existing Stockholders — Mr. James J. Kim and Members of His Family Can Substantially Control The Outcome of All Matters Requiring Stockholder Approval.

As of December 31, 2006, Mr. James J. Kim, our Chief Executive Officer and Chairman of the Board, and certain Family trusts beneficially owned approximately 46% of our outstanding common stock. This percentage includes beneficial ownership of the securities underlying our 6.25% convertible subordinated notes due 2013. Mr. James J. Kim's family, acting together, have the ability to effectively determine matters (other than interested party transactions) submitted for approval by our stockholders by voting their shares, including the election of all of the members of our Board of Directors. There is also the potential, through the election of members of our Board of Directors, that Mr. Kim's family could substantially influence matters decided upon by the Board of Directors. This concentration of ownership may also have the effect of impeding a merger, consolidation, takeover or other business consolidation involving us, or discouraging a potential acquirer from making a tender offer for our shares, and could also negatively affect our stock's market price or decrease any premium over market price that an acquirer might otherwise pay.

Item 1B. *Unresolved Staff Comments*

None

Item 2. *Properties*

We provide packaging and test services through our factories in China, Japan, Korea, the Philippines, Singapore, Taiwan and the U.S. We believe that total quality management is a vital component of our advanced processing capabilities. We have established a comprehensive quality operating system designed to promote continuous improvements in our products and maximize yields at high volume production without sacrificing the highest quality standards. The majority of our factories are ISO9001:2000, ISO/TS 16949:2002, ISO EMS 14001:2004, and ISO OHSAS 18001:1999 certified. Additionally, as we acquire or construct additional factories, we commence the quality certification process to meet the certification standards of our existing facilities. We believe that many of our customers prefer to purchase from quality certified suppliers. The size, location and manufacturing services provided by each of our factories are set forth in the table below.

Location	Approximate Factory Size (Square feet)	Services
Korea		
Seoul, Korea-K1(2)	670,000	Packaging services Package and process development
Pupyong, Korea-K3(2)	432,000	Packaging and test services
Kwangju, Korea-K4(2)	888,000	Packaging and test services
Philippines		
Muntinlupa, Philippines-P1(1)	576,000	Packaging and test services Package and process development
Muntinlupa, Philippines-P2(1)	155,000	Packaging services
Province of Laguna, Philippines-P3(1)	400,000	Packaging services
Province of Laguna, Philippines-P4(1)	225,000	Test services
Taiwan		
Lung Tan, Taiwan(2)	307,000	Packaging and test services
Hsinchu, Taiwan(2)	314,000	Packaging and test services
Hsinchu, Taiwan(2)	101,000	Wafer bump services
China		
Shanghai, China(3)	170,000	Packaging and test services
Shanghai, China(4)	953,000	Packaging and test services

Location	Approximate Factory Size (Square feet)	Services
Japan		
Kitakami, Japan(3)	120,000	Packaging and test services
Singapore		
Kaki Bukit, Singapore(3)	141,000	Test services
Science Park, Singapore(5)	165,000	Wafer bump services
United States		
Raleigh-Durham, NC(3)	37,000	Wafer bump services

(1) As a result of foreign ownership restrictions in the Philippines, the land associated with our Philippine factories is leased from realty companies in which we own a 40% interest. Beginning July 1, 2003, these entities have been consolidated within the financial statements of Amkor, in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46. We own the buildings at our P1, P3 and P4 facilities and lease the buildings at our P2 facility from one of the aforementioned realty companies.

(2) Owned facility and land.

(3) Leased facility.

(4) Property acquired in May 2004 and is expected to house both packaging and test operations when completed. We finished construction on Phase 1 during 2006. Phase 1 completed approximately 30% of the building space and in July 2006 began operations. Land is leased.

(5) Facility acquired in February 2006. Sale office was consolidated into this factory site in August 2006. Land is leased.

We believe that our existing properties are in good condition and suitable for the conduct of our business. At the end of 2006, we were productively utilizing the majority of the space in our facilities. We intend to expand our production capacity in 2007 and beyond as necessary to meet customer demand.

Our principal executive office and operational headquarters is located in Chandler, Arizona. In addition to executive staff, the Chandler, Arizona campus houses sales and customer service for the southwest region, product management, finance, information systems, planning and marketing. During 2005, the majority of the West Chester, Pennsylvania corporate functions were transitioned to the Chandler, Arizona location. The West Chester location now serves primarily as an additional executive office which our current plans are to close in June 2007. Our marketing and sales office locations include sites in the U.S. (Chandler, Arizona; Irvine, Santa Clara and San Diego, California; Boston, Massachusetts; Greensboro, North Carolina; West Chester, Pennsylvania; and Austin and Dallas, Texas), China, France, Japan, Korea, the Philippines, Singapore and Taiwan.

Item 3. *Legal Proceedings*

We are involved in claims and legal proceedings and we may become involved in other legal matters arising in the ordinary course of our business. We evaluate these claims and legal matters on a case-by case basis to make a determination as to the impact, if any, on our business, results of operations or financial condition. Except as discussed below, we currently believe that the ultimate outcome of these claims and proceedings, individually and in the aggregate, will not have a material adverse impact on our financial position, results of operations or cash flows. The estimate of the potential impact of these claims and legal proceedings on our financial position, results of operations or cash flows could change in the future.

We are currently party to the legal proceedings described below. Attorney fees related to legal matters are expensed as incurred.

For a discussion of additional risks associated with litigation, see "Risk Factors that May Affect Future Operating Performance — Increased Litigation Incident to Our Business" in Item 1A "Risk Factors" of this Annual Report.

Tessera, Inc. v. Amkor Technology, Inc.

On March 2, 2006, Tessera, Inc. filed a Request for Arbitration (the "Request") with the International Court of Arbitration of the International Chamber of Commerce, captioned *Tessera, Inc. v. Amkor Technology, Inc.* The subject matter of the arbitration is a license agreement entered into between Tessera and our predecessor in 1996. The license agreement pertains to certain patents and know-how relating to semiconductor packaging. In their Request, Tessera alleges that Amkor owes Tessera royalties under the license agreement in an amount between $85 and $115 million for semiconductor packages assembled by us through 2005. In our Answer and Counterclaim, we denied that any royalties were owed, and asserted that we are not using any of the licensed Tessera patents or know-how. We also asserted defenses and counterclaims of invalidity and unenforceability of the four patents identified by Tessera in their Request as the basis for their claim (U.S. Patent Nos. 5,697,977, 5,852,326, 6,433,419 and 6,465,893). On November 10, 2006, Tessera provided their Preliminary Claim Charts and added two additional patents to the proceeding, U.S. Patent Nos. 6,133,627 and 5,861,666. Discovery is proceeding, and the arbitration is currently set for a hearing beginning October 2007. Although we believe that we have meritorious defenses and counterclaims in this matter and will seek a judgment in our favor, as of the date of this Annual Report, it is not possible to predict the outcome or likely outcome of the arbitration or the total cost of resolving this controversy including the impact of possible future claims of additional royalties by Tessera. The final resolution of this controversy could result in significant liabilities and could have a material adverse effect on our financial condition, results of operations and cash flows.

Securities Class Action Litigation

On January 23, 2006, a purported securities class action suit entitled *Nathan Weiss et al. v. Amkor Technology, Inc.* et al., was filed in U.S. District Court for the Eastern District of Pennsylvania against Amkor and certain of its current and former officers. Subsequently, other law firms filed two similar cases, which were consolidated with the initial complaint. In August 2006 and again in November 2006, the plaintiffs amended the complaint. The plaintiffs added additional officer, director and former director defendants and allege improprieties in certain option grants. The amended complaint further alleges that defendants improperly recorded and accounted for the options in violation of generally accepted accounting principles and made materially false and misleading statements and omissions in its disclosures in violation of the federal securities laws, during the period from July 2001 to July 2006. The amended complaint seeks certification as a class action pursuant to Fed. R. Civ. Proc. 23, compensatory damages, costs and expenses, and such other further relief as the Court deems just and proper. On December 28, 2006, pursuant to motion by defendants, the U.S. District Court for the Eastern District of Pennsylvania transferred this action to the U.S. District Court for the District of Arizona.

Shareholder Derivative Lawsuits

On February 23, 2006, a purported shareholder derivative lawsuit entitled *Scimeca v. Kim, et al.* was filed in the U.S. District Court for the District of Arizona against certain of Amkor's current and former officers and directors. Amkor is named as a nominal defendant. In September 2006 and again in November 2006, the plaintiff amended the complaint to add allegations relating to option grants and added additional defendants, including the remaining members of the current board, former board members, and former officers. The complaint includes claims for violation of Section 14(a) of the Exchange Act, breach of fiduciary duty, abuse of control, waste of corporate assets, unjust enrichment and mismanagement, and is generally based on the same allegations as in the securities class action litigation described above.

On March 2, 2006, a purported shareholder derivative lawsuit entitled *Kahn v. Kim, et al.* was filed in the Superior Court of the State of Arizona against certain of Amkor's current and former officers and directors. Amkor is named as a nominal defendant. The complaint includes claims for breach of fiduciary duty and unjust enrichment, and is based on allegations similar to those made in the previously filed federal shareholder derivative action. This action has been stayed pending resolution of the federal derivative suit referenced above.

On or about October 10, 2006, a purported shareholder derivative lawsuit entitled *Feldgus v. Kim, et al.* was filed in the Superior Court of the State of Arizona against certain of Amkor's current and former officers and directors. Amkor is named as a nominal defendant. The complaint includes claims for breach of fiduciary duty and unjust enrichment and contains allegations relating to option grants similar to those made in the previously filed federal shareholder derivative action referred to above. This action has been stayed pending resolution of the federal derivative suit referenced above.

The derivative complaints seek monetary damages, an order directing the Company to take all necessary actions to improve corporate governance as may be necessary, equitable and/or injunctive relief as permitted by law, disgorgement, restitution, costs, fees, expenses and such other relief as the Court deems just and proper.

Securities and Exchange Commission Investigation

In August 2005, the Securities and Exchange Commission ("SEC") issued a formal order of investigation regarding certain activities with respect to Amkor securities. The primary focus of the investigation appears to be activities during the period from June 2003 to July 2004. We believe that the investigation continues to relate primarily to transactions in our securities by certain individuals, and that the investigation may in part relate to whether tipping with respect to trading in Amkor securities occurred. The matters at issue involve activities with respect to Amkor securities during the subject period by certain insiders or former insiders and persons or entities associated with them, including activities by or on behalf of certain current and former members of the Board of Directors and Amkor's Chief Executive Officer. Amkor has cooperated fully with the SEC on the formal investigation and the informal inquiry that preceded it. Amkor cannot predict the outcome of the investigation. We have learned that our former general counsel, whose employment with us terminated in March of 2005, has been indicted by the United States Attorney's Office for the Eastern District of Pennsylvania for violation of the securities laws. The indictment alleges that the former general counsel traded in Amkor securities on the basis of material non-public information.

As described in Note 2, "Restatement of Stock-based Compensation Expense from 1998 through March 2006, Special Committee and Company Findings Relating to Stock Options", in July 2006, the Board of Directors established a Special Committee to review our historical stock option practices and informed the SEC of these efforts. The SEC informed us that it is expanding the scope of its investigation and has requested that we provide documentation related to these matters. We intend to continue to cooperate with the SEC. Additionally, we have voluntarily provided information to the Department of Justice relating to our historical stock option practices.

Amkor Technology, Inc. v. Motorola, Inc.

In August 2002, we filed a complaint against Motorola, Inc. ("Motorola") seeking declaratory judgment relating to a controversy between us and Motorola concerning: (i) the assignment by Citizen Watch Co., Ltd. ("Citizen") to us of a Patent License Agreement dated January 25, 1996 between Motorola and Citizen (the "License Agreement") and concurrent assignment by Citizen to us of Citizen's interest in U.S. Patents 5,241,133 and 5,216,278 (the "'133 and '278 Patents") which patents relate to BGA packages; and (ii) our obligation to make certain payments pursuant to an immunity agreement (the "Immunity Agreement") dated June 30, 1993 between us and Motorola, pending in the Superior Court of the State of Delaware in and for New Castle County.

We and Motorola resolved the controversy with respect to all issues relating to the Immunity Agreement, and all claims and counterclaims filed by the parties in the case relating to the Immunity Agreement were dismissed or otherwise disposed of without further litigation. The claims relating to the License Agreement and the '133 and '278 Patents remained pending.

We and Motorola both filed motions for summary judgment on the remaining claims, and oral arguments were heard in September 2003. On October 6, 2003, the Superior Court of Delaware ruled in favor of us and issued an Opinion and Order granting our motion for summary judgment and denying Motorola's motion for summary judgment. Motorola filed an appeal in the Supreme Court of Delaware. In May 2004, the Supreme Court reversed the Superior Court's decision, and remanded for further development of the factual record. The bench trial in this matter was concluded on January 27, 2006. Post-trial briefs were submitted and post-trial oral arguments were heard by the Court in April 2006. Additional post-trial oral arguments were heard by the Court on September 11, 2006. A decision from the Court is still pending. Although we believe that we have meritorious claims in this matter and will continue to seek judgment in our favor, as of the date of this Annual Report, it is not possible to predict the outcome of this litigation or the total cost of resolving this controversy, including the impact of possible future claims for royalties which may be made by Motorola if the final outcome is unfavorable. The final resolution of this controversy could result in potential liabilities that could have a material adverse effect on our financial condition, results of operations and cash flows.

Alcatel Business Systems v. Amkor Technology, Inc., Anam Semiconductor, Inc.

On November 5, 1999, we agreed to sell certain semiconductor parts to Alcatel Microelectronics, N.V. ("AME"), a subsidiary of Alcatel S.A. The parts were manufactured for us by Anam Semiconductor, Inc. ("ASI") and delivered to AME. AME transferred the parts to another Alcatel subsidiary, Alcatel Business Systems ("ABS"), which incorporated the parts into cellular phone products. In early 2001, a dispute arose as to whether the parts sold by us were defective.

Paris Commercial Court. On March 18, 2002, ABS and its insurer filed suit against us and ASI in the Paris Commercial Court of France, claiming damages of approximately 50.4 million Euros (approximately $66.5 million based on the spot exchange rate at December 31, 2006.) We have denied all liability and have not established a loss accrual associated with this claim. Additionally, we have entered into a written agreement with ASI whereby ASI has agreed to indemnify us fully against any and all loss related to the claims of AME, ABS and ABS' insurer. Dongbu Electronics, successor in interest to ASI, has acknowledged that it is the indemnifying party with respect to claims against us in this matter and in the Arbitration matter described below. The Paris Commercial Court commenced a special proceeding before a technical expert to report on the facts of the dispute. The report of the court-appointed expert was put forth on December 31, 2003. The report does not specifically allocate liability to any particular party. On May 18, 2004, the Paris Commercial Court of France declared that it did not have jurisdiction over the matter. The Court of Appeal of Paris heard the appeal regarding jurisdiction during October 2004, confirmed the first tier ruling and dismissed the appeal on November 3, 2004. A motion was filed by ABS and its insurer before the French Supreme Court to challenge the lack of jurisdiction ruling and a brief was filed by ABS and its insurer in June 2005. We filed a response brief before the French Supreme Court in August 2005. A hearing on the pending motion is expected as early as the first quarter of 2007, although it is not clear when a final ruling by the French Supreme Court will be issued.

Arbitration. In response to the French lawsuit described above, on May 22, 2002, we filed a petition to compel arbitration in the United States District Court for the Eastern District of Pennsylvania ("U.S. District Court proceeding") against ABS, AME and ABS' insurer, claiming that the dispute is subject to the arbitration clause of the November 5, 1999 agreement between us and AME. The U.S. District Court proceeding has been stayed pending resolution of the French lawsuit described above. Until recently, ABS had refused to arbitrate. However, in December 2006, ABS filed a demand for arbitration under the 1999 agreement, which demand is based on substantially the same claims raised in the French lawsuit described above.

Amkor Technology, Inc. v. Carsem (M) Sdn Bhd, Carsem Semiconductor Sdn Bhd, and Carsem Inc.

In November 2003, we filed a complaint against Carsem (M) Sdn Bhd, Carsem Semiconductor Sdn Bhd, and Carsem Inc. (collectively "Carsem") with the International Trade Commission ("ITC") in Washington, D.C., alleging infringement of our United States Patent Nos. 6,433,277; 6,455,356 and 6,630,728 (collectively the "Amkor Patents") and seeking an exclusionary order barring the importation by Carsem of infringing products. Subsequently, we filed a complaint in the Northern District of California, alleging infringement of the Amkor Patents and seeking an injunction enjoining Carsem from further infringing the Amkor Patents, treble damages plus interest, costs and attorney's fees. We allege that by making, using, selling, offering for sale, or importing into the U.S. the Carsem Dual and Quad Flat No-Lead Package, Carsem has infringed on one or more of our *Micro*LeadFrame® packaging technology claims in the Amkor Patents. The District Court action had been stayed pending resolution of the ITC case. The ITC Administrative Law Judge ("ALJ") conducted an evidentiary hearing during July and August of 2004 in Washington D.C. and issued an initial determination that Carsem infringed some of our patent claims relating to our *Micro*LeadFrame package technology, that some of our 21 asserted patent claims are valid, and that all of our asserted patent claims are enforceable. However, the ALJ did not find a statutory violation of the Tariff Act. We filed a petition in November 2004 to have the ALJ's ruling reviewed by the full International Trade Commission. The ITC ordered a new claims construction related to various disputed claim terms and remanded the case to the ALJ for further proceedings. On November 9, 2005, the ALJ issued an Initial

Determination that Carsem infringed some of our patent claims and ruled that Carsem violated Section 337 of the Tariff Act. The ITC subsequently authorized the ALJ to reopen the record on certain discovery issues related to third party documents. On February 9, 2006, the ITC ordered a delay in issuance of the Final Determination, pending resolution of the third party discovery issues. The discovery issues are the subject of a subpoena enforcement action which is pending in the District Court for the District of Columbia. The case we filed in 2003 in the Northern District of California remains stayed pending completion of the ITC investigation.

Item 4. *Submission of Matters to a Vote of Security Holders*

On September 14, 2006, we commenced a solicitation of consents from the holders of the following series of notes: (i) $400.0 million aggregate outstanding principal amount of 9.25% Senior Notes due 2016, (ii) $250.0 million aggregate outstanding principal amount of 7.125% Senior Notes due 2011, (iii) $425.0 million aggregate outstanding principal amount of 7.75% Senior Notes due 2013, (iv) approximately $88.2 million aggregate outstanding principal amount of 9.25% Senior Notes due 2008, (v) approximately $21.9 million aggregate outstanding principal amount of 10.5% Senior Subordinated Notes due 2009, (vi) approximately $142.4 million aggregate outstanding principal amount of 5% Convertible Subordinated Notes due 2007, and (vii) $190.0 million aggregate outstanding principal amount of 2.50% Convertible Senior Subordinated Notes due 2011.

In each case, we sought consents for a waiver of certain defaults and events of default that may have occurred under the indenture governing each series of notes (the "Indentures") from our failure to file with the Securities and Exchange Commission and deliver to the trustee and the holders of such series of notes any reports or other information, including our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and the waiver of the application of certain provisions of the Indentures.

On October 6, 2006, with the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, we cured the alleged defaults under the Indentures and terminated the solicitation of consents. We did not accept any of the consents for payment or pay a consent fee to the holders of any series of notes.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Listing on The NASDAQ Stock Market

Our common stock is traded on the Nasdaq National Market under the symbol "AMKR." The following table sets forth, for the periods indicated, the high and low sale price per share of our common stock as quoted on the Nasdaq National Market.

	High	Low
2006		
First Quarter	$10.00	$4.99
Second Quarter	13.09	8.09
Third Quarter	9.98	4.61
Fourth Quarter	10.68	4.92
2005		
First Quarter	$ 6.90	$3.73
Second Quarter	5.20	2.87
Third Quarter	6.12	4.08
Fourth Quarter	6.99	3.57

There were approximately 209 holders of record of our common stock as of January 31, 2007.

DIVIDEND POLICY

Since our public offering in 1998, we have never paid a dividend to our stockholders. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future. In addition, our secured bank debt agreements and the indentures governing our senior and senior subordinated notes restrict our ability to pay dividends. Refer to the Liquidity and Capital Resources Section in Item 7 "Management's Discussion and Analysis."

RECENT SALES OF UNREGISTERED SECURITIES

None.

EQUITY COMPENSATION PLANS

The information required by this item regarding equity compensation plans is set forth in Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of this Annual Report on Form 10-K.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PERFORMANCE GRAPH(1)

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Amkor Technology, Inc., The S&P 500 Index
And The Philadelphia Semiconductor Index



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/01
3/02
6/02
9/02
12/02
3/03
6/03
9/03
12/03
3/04
6/04
9/04
12/04
3/05
6/05
9/05
12/05
3/06
6/06
9/06
12/06
Amkor Technology, Inc.
S & P 500
Philadelphia Semiconductor

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

---

(1) The preceding Stock Performance Graph is not deemed filed with the Securities and Exchange Commission and shall not be incorporated by reference in any of our filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

Item 6. *Selected Consolidated Financial Data*

The following selected consolidated financial data as of December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004 have been derived from our audited consolidated financial statements included in this Annual Report. The selected consolidated financial data as of December 31, 2004, 2003 and 2002 and for the years ended December 31, 2003 and 2002 have been derived from our historical consolidated financial statements which are not included in this Annual Report. You should read the selected consolidated financial data in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements, both of which are included in this Annual Report.

The summary consolidated financial data below reflects the following transactions on a historical basis: (i) our 2002 acquisitions of semiconductor packaging businesses from Citizen Watch Co., Ltd. and Agilent Technologies, Inc., (ii) our 2004 acquisitions of the remaining 40% ownership interest in Amkor Iwate Corporation, certain packaging and test assets from IBM, 60% of UST and 100% of Unitive, and (iii) our 2006 acquisition of substantially all of the remaining 40% interest in UST. We historically marketed the output of fabricated semiconductor wafers provided by a wafer fabrication foundry owned and operated by ASI. On February 28, 2003, we sold our wafer fabrication services business to ASI. We restated our historical results to reflect our wafer fabrication services segment as a discontinued operation for all the periods presented.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Statement of Operations Data:					
Net sales	$2,728,560	$2,099,949	$1,901,279	$1,603,768	$1,406,178
Cost of sales	2,053,600	1,744,178	1,538,009	1,270,579	1,320,879
Gross profit	674,960	355,771	363,270	333,189	85,299
Operating expenses:					
Selling, general and administrative	250,142	243,319	224,781	187,254	255,884
Research and development	38,735	37,347	36,707	30,167	35,918
Provision for legal settlements and contingencies(a)	1,000	50,000	—	—	—
Gain on sale of specialty test operations(b)	—	(4,408)	—	—	—
Impairment of long-lived assets and goodwill(c)	—	—	—	—	263,346
Total operating expenses	289,877	326,258	261,488	217,421	555,148
Operating income (loss)	385,083	29,513	101,782	115,768	(469,849)
Other (income) expense:					
Interest expense, net	154,807	165,351	148,902	140,281	147,497
Interest expense, related party	6,477	521	—	—	—
Foreign currency (gain) loss	13,255	9,318	6,190	(3,022)	906
Debt retirement costs, net(d)	27,389	—	—	37,800	—
Other (income) expense, net(e)	661	(444)	(24,444)	(6,748)	(1,014)
Total other expense	202,589	174,746	130,648	168,311	147,389
Income (loss) before equity investment losses, income taxes, minority interests and discontinued operations	182,494	(145,233)	(28,866)	(52,543)	(617,238)
Equity investment losses(f)	—	(55)	(2)	(3,290)	(208,165)
Income tax provision (benefit)(g)	11,208	(5,551)	15,192	(233)	69,106

	Year Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share data)				
Income (loss) from continuing operations before minority interest	171,286	(139,737)	(44,060)	(55,600)	(894,509)
Minority interests(h)	(1,202)	2,502	(904)	(4,008)	(1,932)
Income (loss) from continuing operations	170,084	(137,235)	(44,964)	(59,608)	(896,441)
Discontinued operations:					
Income from wafer fabrication services business, net of tax	—	—	—	54,170	8,080
Net income (loss)	$ 170,084	$ (137,235)	$ (44,964)	$ (5,438)	$ (888,361)
Basic income (loss) per common share:					
From continuing operations	$ 0.96	$ (0.78)	$ (0.26)	$ (0.35)	$ (5.46)
From discontinued operations	—	—	—	0.32	0.05
Net loss per common share	$ 0.96	$ (0.78)	$ (0.26)	$ (0.03)	$ (5.41)
Diluted income (loss) per common share:					
From continuing operations	$ 0.90	$ (0.78)	$ (0.26)	$ (0.35)	$ (5.46)
From discontinued operations	—	—	—	0.32	0.05
Net loss per common share	$ 0.90	$ (0.78)	$ (0.26)	$ (0.03)	$ (5.41)
Shares used in computing net income (loss) per common share:					
Basic	177,682	176,385	175,342	167,142	164,124
Diluted	199,556	176,385	175,342	167,142	164,124
Other Financial Data:					
Depreciation and amortization	$ 273,845	$ 248,637	$ 230,344	$ 219,735	$ 323,265
Capital expenditure payments related to continuing operations	315,873	295,943	407,740	190,891	99,771

	December 31,				
	2006	2005	2004	2003	2002
	(In thousands)				
Balance Sheet Data					
Cash and cash equivalents	$ 244,694	$ 206,575	$ 372,284	$ 313,259	$ 311,249
Working capital	215,095	131,362	346,578	337,683	163,462
Total assets	3,041,264	2,955,091	2,965,368	2,563,919	2,557,984
Total long-term debt	1,819,901	1,956,247	2,040,813	1,650,707	1,737,690
Total debt, including short-term borrowings and current portion of long-term debt	2,005,315	2,140,636	2,092,960	1,679,372	1,808,713
Additional paid-in capital	1,441,194	1,431,543	1,428,368	1,414,669	1,260,294
Accumulated deficit	(1,041,390)	(1,211,474)	(1,074,239)	(1,029,275)	(1,023,837)
Stockholders' equity	393,920	223,905	369,151	400,770	231,331

(a) During the first quarter of 2005, we recorded a $50.0 million provision for legal settlements and contingencies related to the epoxy mold compound litigation. In the first quarter of 2006, we recorded an additional $1.0 million provision due to the settlement of an epoxy mold compound case.

(b) During the fourth quarter of 2005, we recognized a $4.4 million gain on the sale of our specialty test operation based in Wichita, Kansas. This sale did not meet the definition of a discontinued operation.

(c) During 2002, we recorded an impairment on long-lived assets of $190.3 million primarily to reduce the carrying value of assets to be held and used to their fair value. In addition, we recognized an additional impairment in 2002 of goodwill of $73.1 million as a result of our annual impairment review performed in the second quarter.

(d) During the second quarter of 2006 we recorded a loss on debt retirement of $27.4 million related to the tender offer to purchase $352.3 million principal amount of our 9.25% Senior Notes due February 2008 and the repurchase of $178.1 million of the 10.5% Senior Subordinated Notes due May 2009. In 2003, we recognized a loss of $37.8 million as a result of the early extinguishment of $425.0 million principal amount of our 9.25% senior notes due 2006, $29.5 million principal amount of our 9.25% senior notes due 2008, $17.0 million principal amount of our 5.75% convertible subordinated notes due 2006 and $112.3 million principal amount of our 5% convertible subordinated notes due 2007.

(e) In April 2004, we sold 10.1 million shares of ASI common stock for approximately $49.7 million and recorded an associated gain of $21.6 million. During 2003, we recognized a $7.3 million gain on the sale of our investment in an intellectual property company.

(f) As of January 1, 2002, we adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets. We stopped amortizing goodwill of $118.6 million associated with our equity method investment in ASI. During 2002, we recorded impairment charges totaling $172.5 million to reduce the carrying value of our investment in ASI to market value. ASI is a publicly traded company on the Korean stock exchange. Additionally during 2002, we recorded a loss of $1.8 million on the disposition of a portion of our interest in ASI. On March 24, 2003, we divested 7 million shares of ASI which reduced our ownership percentage in ASI to 16% at that time and we ceased accounting for our investment in ASI under the equity method of accounting.

(g) During 2002, we recorded a $223.8 million charge to establish a valuation allowance against our deferred tax assets consisting primarily of U.S. and Taiwanese net operating loss carryforwards and tax credits.

(h) In 2003 and 2002 minority interests primarily reflects Toshiba's 40% ownership interest in Amkor Iwate in Japan which we acquired in January 2004. In 2005 and 2004, minority interest primarily reflects the 40% minority ownership interest in UST in which we acquired a majority interest during August 2004. In January 2006, we acquired an additional interest in UST resulting in a remaining minority interest of 0.14%.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion contains forward-looking statements within the meaning of the federal securities laws, including but not limited to statements regarding: (1) the condition and growth of the industry in which we operate, including trends toward increased outsourcing, reductions in inventory and demand and selling prices for our services, (2) our anticipated capital expenditures and financing needs, (3) our belief as to our future capacity utilization rates, revenue, gross margin and operating performance, (4) our contractual obligations and (5) other statements that are not historical facts. In some cases, you can identify forward- looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," "intend," or the negative of these terms or other comparable terminology. Because such statements include risks and uncertainties, actual results may differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the following discussion as well as in "Risk Factors that May Affect Future Operating Performance" included in Item 1A "Risk Factors" of this Annual Report. The following discussion provides information and analysis of our results of operations for the three years ended December 31, 2006 and our liquidity and capital resources. You should read the following discussion in conjunction with Item 1 "Business," Item 3 "Legal Proceedings," Item 6 "Selected Consolidated Financial Data" and Item 8 "Financial Statements and Supplemental Data" in this Annual Report as well as other reports we file with the SEC.

Restatement of Stock-based Compensation Expense from 1998 through March 2006, Special Committee and Company Findings Relating to Stock Options

In October 2006, we restated our historical consolidated financial statements included in our 2005 Annual Report on Form 10-K and restated certain other historical financial information relating to accounting for stock options. As a result of a report by a third party financial analyst issued on May 25, 2006, we commenced an initial review of our historical stock option granting practices. This review included a review of hard copy documents as well as a limited set of electronic documents. Following this initial review, on July 24, 2006 our Board of Directors established a Special Committee comprised of independent directors to conduct a review of our historical stock option granting practices since our initial public offering in 1998 through June 30, 2006.

Based on the findings of the Special Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes. In accordance with Accounting Principles Board No. 25, *Accounting for Stock Issued to Employees* and related interpretations, with respect to the period through December 31, 2005, we should have recorded compensation expense in an amount per share subject to each option to the extent that the fair market value of our stock on the correct measurement date exceeded the exercise price of the option. For periods commencing January 1, 2006, compensation expense is recorded in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123(R) (revised) *Share-Based Payment* ("SFAS No. 123(R)"). We also identified a number of other option grants for which we failed to properly apply the provisions of APB No. 25 or SFAS No. 123 *Accounting for Stock-Based Compensation* ("SFAS No. 123") and related interpretations of each pronouncement. In considering the causes of the accounting errors set forth below, the Special Committee concluded that the evidence did not support a finding of intentional manipulation of stock option grant pricing by any member of existing management. However, based on its review, the Special Committee identified evidence that supported a finding of intentional manipulation of stock option pricing with respect to annual grants in 2001 and 2002 by a former executive and that other former executives may have been aware of, or participated in this conduct. In addition the Special Committee identified a number of other factors related to our internal controls that contributed to the accounting errors that led to the October 2006 restatement of our prior filings. The following table reconciles share-based compensation previously recorded, the impact of these errors, by type, to the total restated stock-based compensation for all periods impacted:

	Six Months Ended June 30, 2006	Year Ended December 31, 2005	2004	2003	2002	2001	2000	1999	1998	Total Compensation Expense
	(In thousands)									
Stock-based compensation, as originally recorded (with no net tax effect)	$1,591	$ 45	$ 594	$ —	$ —	$ —	$ —	$ —	$—	$ 2,230
Restatement adjustments:										
Improper measurement dates for annual stock option grants	$ 299	$255	$7,577	$6,453	$50,476	$19,103	$11,216	$ 189	$—	$ 95,568
Modifications to stock option grants	—	9	(536)	711	1,832	2,331	1,063	4,119	—	9,529
Improper measurement dates for other stock option grants	80	64	217	102	787	426	211	181	20	2,088
Stock option grants to non-employees	—	—	26	172	153	430	830	26	4	1,641
Additional compensation expense	379	328	7,284	7,438	53,248	22,290	13,320	4,515	24	108,826
Tax related effects	129	18	144	198	8,356	(6,477)	(3,826)	(1,339)	(8)	(2,805)
Impact of restatement adjustments on net income (loss)	$ 508	$346	$7,428	$7,636	$61,604	$15,813	$ 9,494	$ 3,176	$16	$106,021
Stock-based compensation, as restated	1,970	373	7,878	7,438	53,248	22,290	13,320	4,515	24	111,056
Tax related effects	129	18	144	198	8,356	(6,477)	(3,826)	(1,339)	(8)	(2,805)
Stock-based compensation, as restated, net of tax	$2,099	$391	$8,022	$7,636	$61,604	$15,813	$ 9,494	$ 3,176	$16	$108,251

Improper Measurement Dates for Annual Stock Option Grants. We determined that, in connection with our annual stock option grants to employees in 1999, 2000, 2001, 2002 and 2004, the number of shares that an individual employee was entitled to receive was not determined until after the original grant date, and therefore the measurement date for such options was subsequent to the original grant date. As a result, we restated our financial information to increase stock-based compensation expense by a total of $95.6 million recognized over the applicable vesting periods. For certain of these options forfeited in 2002 in connection with an option exchange program ("2002 Option Exchange Program"), the remaining compensation expense was accelerated into 2002. For certain other options, compensation expense was accelerated into 2004, in connection with the acceleration of all unvested options as of July 1, 2004 ("2004 Accelerated Vesting"). We undertook the 2004 Accelerated Vesting program for the purpose of enhancing employee morale, helping retain high potential employees in the face of a downturn in industry conditions and to avoid future compensation charges subsequent to the adoption of SFAS No. 123(R).

Modifications to Stock Option Grants. We determined that from 1998 through 2005, we had not properly accounted for stock options modified for certain individuals who held consulting, transition or advisory roles with us. These included instances of continued vesting after an individual was no longer required to provide substantive services to Amkor after an individual converted from an employee to a consultant or advisory role, and extensions of option vesting and exercise periods. Some of these modifications were not identified in our financial reporting processes and were therefore not properly reflected in our financial statements. As a result, we restated our financial information to increase stock-based compensation expense by a total of $9.5 million recognized as of the date of the respective modifications.

Improper Measurement Dates for Other Stock Option Grants. We determined that from 1998 through 2005, we had not properly accounted for certain employee stock options granted prior to obtaining authorization of the grants. These options included those granted as of November 9, 1998 in connection with the settlement of a deferred compensation liability to employees that had not been approved by our Board of Directors until November 10, 1998 as well as stock options granted to new hires and existing employees in recognition of achievements, promotions, retentions and other events. As a result of these errors, we restated our financial information to increase stock-based compensation expense by a total of $2.1 million recognized over the applicable vesting periods. For certain of these option grants, the recognition of this expense was also accelerated under the 2002 Option Exchange Program or the 2004 Accelerated Vesting, as described under "Improper Measurement Dates for Annual Stock Option Grants."

Stock Option Grants to Non-employees. We determined that from 1998 to 2004, we had not properly accounted for stock option grants issued to employees of an equity affiliate, consultants, or other persons who did not meet the definition of an employee. We erroneously accounted for such grants in accordance with APB No. 25 rather than SFAS No. 123 and related interpretations. As a result, we restated our financial information to increase stock-based compensation expense by a total of $1.6 million.

All of the foregoing charges were non-cash and had no impact on our reported net sales or cash or cash equivalents. The aggregate amount of the additional stock-based compensation expense that we identified as a result of the stock option review was approximately $108.8 million through June 30, 2006.

Incremental stock-based compensation charges of $108.8 million resulted in deferred income tax benefits of $3.2 million. Such amount is nominal relative to the amount of the incremental stock-based compensation charges as we maintained a full valuation allowance against our domestic deferred tax assets since 2002 coupled with the fact that incremental stock-based compensation charges relating to our foreign subsidiaries were not deductible for local tax purposes during the relevant periods due to the absence of related re-charge agreements with those subsidiaries. The $3.2 million deferred tax benefit resulted primarily from the write-off of stock-based compensation related deferred tax assets to additional paid-in capital in 2002; such write-off had originally been charged to income tax expense in 2002. We also recorded payroll related taxes totaling $0.4 million primarily relating to certain of our French employees.

As a result of our determination that the exercise prices of certain option grants were below the market price of our stock on the actual grant date, we evaluated whether the affected employees would have any adverse tax consequences under Section 409A of the Internal Revenue Code (the "IRC"). Because Section 409A relates to the employee's income recognition as stock options vest, when we accelerated the vesting of all unvested options in July 2004 (the "2004 Accelerated Vesting" described under "Improper Measurement Dates for Annual Grants") the impact of Section 409A was mitigated for substantially all of our outstanding stock grants. For stock options granted subsequent to the 2004 Accelerated Vesting, the impact of Section 409A is not expected to materially impact our employees and financial statements as a result of various transition rules and potential remediation efforts. Further we considered IRC Section 162(m) and its established limitation thresholds relating to total remuneration and concluded, for periods prior to June 30, 2006, that our tax deductions related to stock-based compensation were not materially changed as a result of any employee whose remuneration changed as a result of receiving an option at less than fair value.

As described in Note 16, the SEC has requested that we provide documentation related to our historical stock option practices expanding the scope of its ongoing investigation of us concerning unrelated matters. We intend to continue to cooperate with the SEC.

As a result of the findings of the Special Committee as well as our internal review, we amended our Annual Report on Form 10-K for the year ended December 31, 2005, filed on October 6, 2006, to restate our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and the related disclosures. The amended 2005 Form 10-K/A included restated balance sheet and income statement data for 1998 through 2002 within Item 7. That amended filing also included the restated selected consolidated financial data as of and for each of the five years ended December 31, 2005, which is included in Item 6 of the 2005 Form 10-K/A, and the unaudited quarterly financial data for each of the quarters in the years ended December 31, 2005 and 2004, which is included in Item 7 of the 2005 Form 10-K/A. We amended our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on October 6, 2006 to restate our condensed consolidated financial statements for the quarters ended March 31, 2006 and 2005 and the related disclosures. We also restated the June 30, 2005 condensed consolidated financial statements and related disclosures included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on October 6, 2006. We restated the condensed consolidated financial statements and related disclosures for the periods ended September 30, 2005 included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed on November 8, 2006; however, such information was also previously filed on Exhibit 99.1 included in our 2005 Form 10-K/A.

Overview

Amkor is one of the world's largest subcontractors of semiconductor packaging and test services. Packaging and test are integral parts of the process of manufacturing semiconductor devices. This process begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating large numbers of individual chips on the wafers. The fabricated wafers are probed to ensure the individual devices meet design specifications. The packaging process creates an electrical interconnect between the semiconductor chip and the system board through wire bond or bump technologies. In packaging, individual chips are separated from the fabricated semiconductor wafers, attached to a substrate and then encased in a protective material to provide optimal electrical connectivity and thermal performance. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design specifications. Increasingly, packages are custom designed for specific chips and specific end-market applications. We are able to provide turnkey solutions including semiconductor wafer bump, wafer probe, wafer backgrind, package design, packaging, test and drop shipment services.

Our net sales for 2006 were $2.7 billion, an increase of 30% over 2005 net sales of $2.1 billion. Net income for 2006 was $170.1 million, or $0.90 per diluted share, versus a net loss in 2005 of $(137.2) million, or ($0.78) per share. The sales growth was driven by strong demand for high performance applications, cell phones and other portable devices. During 2006, we experienced strong growth in flip chip and 3D packaging services and test services which is consistent with the investments we made in these areas over the past two years.

Favorable business conditions in our sector have allowed us to improve our product mix, selectively increase prices, and recover increases in commodity costs from our customers. These factors, offset by an increase in factory labor and overhead costs, have enabled us to achieve a gross margin for 2006 of 24.7% compared to 16.9% for 2005. Our 2006 performance reflected strength in our core packaging and test operations, successful execution of production ramps, continued strong adoption of flip chip, wafer bump, other advanced packaging, and a stable pricing environment.

Our capacity utilization started to decline in the fourth quarter of 2006. We have an ongoing effort to manage our production lines, allocate assets and expand capacity in a financially-disciplined manner. In 2006, our product line capital investments have been, and will continue to be, primarily focused on increasing our wafer bump, flip chip, test and advanced laminate packaging capacity. In addition we continue to make investments in our information systems in support of increasingly complex supply chains. Beginning in 2005 and continuing through 2006, we entered into several supply agreements with customers that commit capacity in exchange for customer prepayment of services. In most cases, customers forfeit the prepayment if the capacity is not utilized per contract terms. Customer advances of $17.5 million and $24.4 million are included in accrued expenses and other non-current liabilities, respectively, as of December 31, 2006.

Selling, general and administrative expenses increased by $6.8 million or 2.8%, primarily due to additional costs associated with professional fees incurred for the stock option investigation, financial statement restatement and related financing activities partially offset by our focus on cost reduction initiatives.

In 2006, capital additions totaled $299.0 million. Our capital additions focused on strategic growth areas of wafer bump, test and flip chip packaging and also included approximately $40 million for facilities equipment, principally for our new facility in China and our new wafer bump and test facility in Singapore.

Due to improved operating results, cash provided by operating activities increased $426.4 million to $523.6 million for the year ended December 31, 2006 as compared to $97.2 million for the year ended December 31, 2005. Cash flow from operations generated during 2006 funded capital purchases of $316.0 million leaving $207.8 million to repay debt and costs of refinancings. Please see the Liquidity and Capital Resources section below for a further analysis of the change in our balance sheet and cash flows during 2006.

Results of Continuing Operations

The following table sets forth certain operating data as a percentage of net sales for the periods indicated:

	Year Ended December 31,		
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Gross profit	24.7%	16.9%	19.1%
Operating income	14.1%	1.4%	5.4%
Income (loss) before income taxes and minority interests	6.7%	(6.9)%	(1.5)%
Net income (loss)	6.2%	(6.5)%	(2.4)%

Net Sales. Net sales increased $628.6 million, or 30%, to $2,728.6 million in 2006 from $2,100.0 million in 2005. The increase is principally driven by increased unit volume, product mix and to a lesser extent the impact of favorable pricing discussed above in the Overview.

Packaging Net Sales. Packaging net sales increased $547.2 million, or 28.8%, to $2,449.4 million for 2006 from $1,902.2 million in 2005 principally driven by increased volume, improved product mix and, to a lesser extent, the impact of favorable pricing. Packaging unit volume increased to 8.8 billion units in 2006 from 7.5 billion units in 2005. The improvement in product mix is principally driven by our flip chip packaging services. The increase in unit volume is principally attributed to growth in our *Micro*LeadFrame® packages, other Leadframe packages, chip scale packages and System-in-Package modules.

Test Net Sales. Test net sales increased $81.9 million, or 41.3%, to $280.0 million in 2006 from $198.1 million in 2005 principally due to the production ramp of our new test facility in Singapore, an increase in units in our other test facilities, and product mix.

Cost of Sales. Our cost of sales consists principally of materials, labor, depreciation and manufacturing overhead. Because a substantial portion of our costs at our factories is fixed, relatively insignificant increases or decreases in capacity utilization rates can have a significant effect on our gross margin.

Material costs in absolute dollars increased due to the volume increase, favorable product mix and firm pricing environment. Material costs as a percent of revenue decreased from 40.9% for the year ended December 31, 2005 to 38.8% for the year ended December 31, 2006 due to improving product mix, recovery of increasing commodity prices from our customers, and higher average selling prices on some of our products.

Labor costs in absolute dollars were up due to increased volume and higher labor and benefit costs. However, as a percentage of net sales, labor declined to 14.9% for the year ended December 31, 2006 from 17.9% for the year ended December 31, 2005 due to increased labor utilization and productivity.

Other manufacturing costs increased as a result of the increased volume and added costs associated with our newer factories. During 2006 we commenced operations in our new Singapore wafer bump factory and our new factory in Shanghai. Other manufacturing costs also increased for depreciation costs as a result of our capital expenditures, which are focused on increasing our wafer bump, flip chip, test and advanced laminate packaging capacity. As a percentage of net sales, other manufacturing costs decreased to 21.5% for the year ended December 31, 2006 from 24.3% for the year ended December 31, 2005 due to increased overhead utilization and productivity.

Stock-based compensation included in cost of sales was $2.5 million for the year ended December 31, 2006 due to the adoption of SFAS No. 123(R) compared to less than $0.2 million for the year ended December 31, 2005 which was accounted for under APB No. 25.

Gross Profit. Gross profit increased $319.2 million to $675.0 million, or 24.7% of net sales in 2006 from $355.8 million, or 16.9% of net sales, in 2005. The increase in gross profit and gross margin was due to higher unit sales, favorable mix, recovery of commodity price increases from our customers, and a firm pricing environment.

Packaging Gross Profit. Gross profit for packaging increased $265.7 million to $586.3 million, or 23.9% of packaging net sales, in 2006 from $320.6 million, or 16.9% of packaging net sales, in 2005. The packaging gross profit increase was primarily due to increased volume, favorable product mix, asset management, and recovery of commodity price increases from our customers.

Test Gross Profit. Gross profit for test increased $54.2 million to $89.6 million, or 32.0% of test net sales, 2006 from $35.4 million, or 17.9% of test net sales, in 2005. This increase was primarily due to increased volume, favorable product mix, improved labor and overhead utilization, asset management, and greater recovery of ancillary test services from our customers.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $6.8 million, or 2.8%, to $250.1 million for 2006, from $243.3 million for 2005. The increase was caused by $12.7 million in costs associated with professional fees incurred for the stock option investigation, financial statement restatement, the consent solicitation and other related financing activities. Also included is stock-based compensation related to the implementation in 2006 of SFAS No. 123(R) for $2.8 million. In addition we established an accrual for employee incentive and performance bonuses. These additional costs are partially offset by our continued focus on cost reduction initiatives and a reduction in corporate salary costs due to headcount reductions in the third and fourth quarters of 2005.

Other (Income) Expense. Other expenses, net increased $27.8 million from 2005 to 2006. This increase is primarily driven by the debt retirement costs of $27.4 million.

Income Tax Expense. In 2006, we recorded an income tax expense of $11.2 million reflecting an effective tax rate of 6.1% as compared to an income tax benefit of $5.6 million in 2005 reflecting an effective tax rate of 3.8%. Our 2006 tax provision of $11.2 million primarily consists of taxes related to our profitable foreign tax jurisdictions and foreign withholding taxes. The income tax benefit in 2005 was driven by the finalization of our Internal Revenue Service ("IRS") audits of our U.S. federal income tax returns for the years 2000 and 2001 $3.4 million, the issuance of regulations by the IRS in January 2006 clarifying the tax status of certain of our foreign subsidiaries $6.5 million, and the net release of other U.S. and foreign reserves applicable to prior years $1.3 million. The income tax benefit in 2005 was partially offset by foreign withholding taxes and income taxes at our profitable foreign locations. At December 31, 2006, we had U.S. net operating loss carryforwards totaling $362.8 million, which expire at various times through 2025. Additionally, we had $51.1 million of non-U.S. operating loss carryforwards, which expire at various times through 2011.

In 2006, we continued to record a valuation allowance on substantially all of our deferred tax assets, including our net operating loss carryforwards, and will release such valuation allowance as the related deferred tax benefits are realized on our tax returns or once we achieve sustained profitable operations.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Net Sales. Net sales increased $198.7 million, or 10.5%, to $2,100.0 million in 2005 from $1,901.3 million in 2004. Net sales from our 2004 acquisitions accounted for 58.2% of the increase in our net sales from 2004 to 2005.

Packaging Net Sales. Packaging net sales increased $176.2 million, or 10.2%, to $1,902.2 million for 2005 from $1,726.0 million in 2004 principally driven by improved volume and favorable product mix. Packaging unit volume increased to 7.5 billion units in 2005 from 7.2 billion units in 2004. The improvement in product mix is principally driven by our flip chip packaging services and wafer bumping.

Test Net Sales. Test net sales increased $22.8 million, or 13.0%, to $198.1 million in 2005 from $175.3 million in 2004 principally due to the production ramp of our new test facility in Singapore.

Cost of Sales. Our cost of sales consists principally of materials, labor, depreciation and manufacturing overhead. Because a substantial portion of our costs at our factories is fixed, relatively insignificant increases or decreases in capacity utilization rates can have a significant effect on our gross margin.

Material costs increased due to the volume increase and increasing commodity prices. Material costs as a percent of revenue increased from 40.2% in 2004 to 40.9% in 2005. We were able to hold this percentage relatively flat due to favorable product mix.

Labor was up both in dollars and as a percentage of net sales due to the ramp in the new factories and wage increases and an unfavorable currency impact at our Korean operations. In addition, we recorded charges in the third quarter of $4.7 million for the shut down of Semisys and the secondment of employees in our Iwate plant.

Other manufacturing costs increased 12.8%, but only 0.6% as a percent of net sales, primarily due to an increase in depreciation, repairs and maintenance and facilities costs attributable to the addition of the new factories and the volume ramp at existing factories.

Stock-based compensation expense of $0.2 million was included in cost of sales for the year ended December 31, 2005 compared to $4.6 million for the year ended December 31, 2004. During August 2004, the Compensation Committee of our Board of Directors approved the full vesting of all unvested outstanding employee stock options that were issued prior to July 1, 2004. Therefore, any unrecognized compensation expense related to unvested options as of July 1, 2004 was accelerated and recorded as of July 1, 2004. Cost of sales includes $2.5 million of stock-based compensation related to this acceleration.

Gross Profit. Gross profit decreased $7.5 million, or 2.1%, to $355.8 million in 2005 from $363.3 million in 2004. Gross margin decreased to 16.9% in 2005 from 19.1% in 2004. The decline of 2.2% is a result of lower average selling prices for our leadframe products and increased labor and other manufacturing costs offset by increased contribution from our laminate business and the businesses acquired in 2004.

Packaging Gross Profit. Gross profit for packaging decreased $9.8 million to $320.6 million, or 16.9% of packaging net sales in 2005 from $330.4 million, or 19.1% of packaging net sales in 2004. The packaging gross profit decrease was primarily a result of lower average selling prices for our leadframe products and increased labor and other manufacturing costs.

Test Gross Profit. Gross profit for test increased $2.5 million to $35.4 million, or 17.9% of test net sales, in 2005 from $32.9 million, or 18.8% of test net sales, in 2004. This increase was primarily due to the production ramp of our new test facility in Singapore.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $18.5 million to $243.3 million, or 11.6% of net sales, in 2005 from $224.8 million, or 11.8% of net sales, in 2004. Selling, general and administrative expenses for 2004 only included acquired companies' expenses for the portion of the year subsequent to the respective acquisition dates, whereas 2005 included a full year of expenses. In addition, these operations continue to incur increased costs for the ramp in business. Indirect labor at our existing factories increased primarily due to merit increases and an unfavorable foreign currency impact in Korea. Stock-based compensation expense of $0.2 million was included in selling, general and administrative expenses for the year ended December 31, 2005 compared to $3.3 million for the year ended December 31, 2004. Selling, general and administrative expenses for the year ended December 31, 2004 included stock-based compensation expense of $1.7 million related to the previously mentioned acceleration of stock options in 2004.

Provision for Legal Settlements and Contingencies. In 2005, we recorded a $50.0 million provision for legal settlements and contingencies related to the mold compound litigation.

Other (Income) Expense. Other expenses, net, increased $44.1 million, to $174.7 million, or 8.3% of net sales, in 2005 from $130.6 million, or 6.9% of net sales, in 2004. The net increase is the result of higher interest expense of $17.0 million; a realized loss on our ASI shares of $3.7 million due to an other-than-temporary decline in market value for 2005 compared to gain of $21.6 million in 2004 related to the sale of a portion of the shares in ASI and a $3.1 million increase in foreign currency loss.

Provision (Benefit) for Income Taxes. In 2005, we recorded an income tax benefit of $5.6 million reflecting an effective tax rate of 3.8%, as compared to an income tax expense of $15.2 million in 2004, reflecting an effective tax rate of 52.6%. The income tax benefit in 2005 was driven by the finalization of our Internal Revenue Service ("IRS") audits of our U.S. federal income tax returns for the years 2000 and 2001 $3.4 million, the issuance of regulations by the IRS in January 2006 clarifying the tax status of certain of our foreign subsidiaries $6.5 million, and the net release of other U.S. and foreign reserves applicable to prior years $1.3 million. The income tax benefit in 2005 was partially offset by foreign withholding taxes and income taxes at our profitable foreign locations. Our 2004 tax provision of $15.2 million, included taxes relating to our profitable foreign tax jurisdictions, a provision of $6.5 million recorded in connection with regulations issued by the IRS in August 2004 relating to the tax status of certain of our foreign subsidiaries and U.S. alternative minimum taxes for which we do not anticipate a future benefit. The 2004 provision was partially offset by a tax benefit of $2.8 million resulting from a favorable ruling in a foreign jurisdiction. In 2005, we continued to record a valuation allowance for substantially all of our deferred tax assets, including net operating losses generated in the U.S. and certain foreign jurisdictions during the year ended December 31, 2005.

Minority Interests. Minority interest income was $2.5 million in 2005, as compared to a loss of $0.9 million in 2004. In January 2004, we acquired the remaining 40% ownership interest of Amkor Iwate from Toshiba for $12.9 million, eliminating the previous 40% minority interest related to this company. In addition, in August 2004 we acquired 60% of the capital stock of UST, and accordingly, during 2004 and 2005, account for the remaining 40% as a minority interest in our consolidated statement of operations. Refer to Our 2004 Acquisitions below for further discussion related to these acquisitions.

Our 2004 Acquisitions

In August 2004, we acquired approximately 93% of the capital stock of Unitive, based in North Carolina, and approximately 60% of the capital stock of UST, a Taiwan-based joint venture between Unitive and various Taiwanese investors. Unitive and UST are providers of wafer level technologies and services for flip chip and wafer level packaging applications. The total purchase price was comprised of $48.0 million, which included cash consideration due at closing of $31.6 million, $1.0 million of direct acquisition costs and $16.2 million (or $15.4 million based on the discounted value) due one year after closing, which was paid in 2005. In addition, we assumed $24.9 million of debt. In December 2004, we acquired the remaining 7% of Unitive. In January 2006, we exercised an option to acquire an additional 39.6% of UST for $18.4 million in cash consideration, which brings our combined ownership to 99.6% of UST. Both original acquisition transactions provided provisions for contingent, performance-based earn-outs. With respect to Unitive, the earn-out lapsed with no additional consideration being paid to the former owners. With respect to UST, the earn-out is based on the performance of that subsidiary for the twelve month period ended January 31, 2007. We currently estimate the value of the earn-out will be approximately $0.5 million. The results of Unitive and UST operations are included in our Consolidated Statement of Operations beginning on their dates of acquisition, August 19, 2004 and August 20, 2004, respectively. As of December 31, 2005, we reflect as a minority interest the 40.0% of UST which we did not own. As of December 31, 2006, the minority interest was reduced to 0.14%.

In May 2004, we acquired certain packaging and test assets from IBM and Shanghai Waigaoqiao Free Trade Zone Xin Development Co., Ltd. ("Xin Development Co., Ltd."). The acquired assets included a test operation located in Singapore (primarily test equipment and workforce), a 953,000 square foot building and associated

50-year land use rights located in Shanghai, China, and other intangible assets. These assets were acquired for the purposes of increasing our packaging and test capacity. The purchase price was valued at approximately $138.1 million, including $117.0 million of short-term notes payable (net of a $4.6 million discount). The short-term notes payable, and interest thereon of $4.6 million, was paid during the fourth quarter of 2004.

In January 2001, Amkor Iwate Corporation commenced operations and acquired from Toshiba a packaging and test facility located in the Iwate prefecture in Japan. At that time, we owned 60% of Amkor Iwate and Toshiba owned the balance of the outstanding shares. In January 2004, we acquired the remaining 40% ownership interest of Amkor Iwate from Toshiba for $12.9 million. Amkor Iwate provides packaging and test services principally to Toshiba's adjacent Iwate factory under a long-term supply agreement. This long-term supply agreement with Toshiba's Iwate factory automatically renews annually by mutual consent.

Quarterly Results

The following table sets forth our unaudited consolidated financial data for the last eight fiscal quarters ended December 31, 2006. Our results of operations have varied and may continue to vary from quarter to quarter and are not necessarily indicative of the results of any future period. The financial data reflects the January 2006 acquisition of substantially all of the remaining 40% interest in UST.

We believe that we have included all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of our selected quarterly data. You should read our selected quarterly data in conjunction with our consolidated financial statements and the related notes, included in Item 8 "Financial Statements and Supplementary Data" of this Annual Report.

Our net sales, gross profit and operating income are generally lower in the first quarter of the year as compared to the fourth quarter of the preceding year primarily due to the combined effect of holidays in the U.S. and Asia. Semiconductor companies in the U.S. generally reduce their production during the holidays at the end of December which results in a significant decrease in orders for packaging and test services during the first two weeks of January. In addition, we typically close some of our factories in Asia for local holidays in January and February.

During the first quarter of 2005, we recorded a charge of $50.0 million related to the mold compound litigation. During the fourth quarter of 2005, we recorded a gain of $4.4 million in connection with the sale of Amkor Test Services, a specialty test operation.

The calculation of basic and diluted per share amounts for each quarter is based on the weighted average shares outstanding for that period; consequently, the sum of the quarters may not necessarily be equal to the full year basic and diluted net income (loss) per share.

	Quarter Ended							
	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005
	(In thousands, except per share data)							
Net sales	$683,011	$713,829	$686,631	$645,089	$643,492	$549,641	$489,335	$ 417,481
Cost of sales	509,879	536,062	517,307	490,352	487,821	459,342	422,883	374,132
Gross profit	173,132	177,767	169,324	154,737	155,671	90,299	66,452	43,349
Operating expenses:								
Selling, general and administrative	62,494	68,477	58,967	60,204	56,262	59,633	66,911	60,513
Research and development	9,337	9,653	10,315	9,430	9,653	8,870	9,924	8,900
Provision for legal settlements and contingencies	—	—	—	1,000	—	—	—	50,000
Gain on sale of specialty test operations	—	—	—		(4,408)	—	—	—
Total operating expenses	71,831	78,130	69,282	70,634	61,507	68,503	76,835	119,413
Operating income (loss)	101,301	99,637	100,042	84,103	94,164	21,796	(10,383)	(76,064)
Other expense, net	38,979	43,661	73,975	45,954	44,758	45,429	41,630	42,929
Income (loss) before income taxes, equity investment earnings (losses) and minority interests	62,322	55,976	26,067	38,149	49,406	(23,633)	(52,013)	(118,993)
Equity investment earnings (losses)	(8)	(62)	33	17	(11)	5	(55)	6
Minority interests	(524)	(223)	(340)	(115)	(685)	1,250	926	1,011
Income (loss) before income taxes	61,790	55,691	25,760	38,051	48,710	(22,378)	(51,142)	(117,976)
Income tax provision (benefit)	2,743	2,881	1,972	3,612	(5,226)	(2,865)	1,353	1,187
Net income (loss)	$ 59,047	$ 52,810	$ 23,788	$ 34,439	$ 53,936	$(19,513)	$(52,495)	$(119,163)
Net income (loss) per common share:								
Basic	$ 0.33	$ 0.30	$ 0.13	$ 0.19	$ 0.31	$ (0.11)	$ (0.30)	$ (0.68)
Diluted	$ 0.30	$ 0.27	$ 0.13	$ 0.19	$ 0.30	$ (0.11)	$ (0.30)	$ (0.68)

Liquidity and Capital Resources

We generated net income of $170.1 million for the year ended December 31, 2006. This compares to a net loss for the years ended December 31, 2005 and 2004 of $137.2 million and $45 million, respectively. Our operating activities provided cash totaling $523.6 million in 2006, $97.2 million in 2005 and $219.2 million in 2004. However, in 2005 and 2004, cash flow from operating activities was insufficient to fully cover cash used for investing activities. Investing activities during these periods were primarily for capital expenditures for additional processing capacity to service anticipated customer demand and business acquisitions to fuel future growth. The cash shortfall was covered by incurring additional indebtedness. We have taken several steps to strengthen our liquidity. In May 2006, we issued $400 million of 9.25% senior notes due June 2016 and $190 million of 2.5% senior subordinated convertible notes due May 2011 to refinance existing indebtedness. After deducting fees to the underwriter, the net proceeds of senior notes due June 2016 were used in connection with the tender offer to repurchase the senior notes due February 2008 for which $352.3 million notes were tendered and repurchased along with payments of $20.2 million for tender premiums and other retirement costs and $9.1 million for accrued interest. The remaining proceeds of $10.9 million increased our cash on hand. The senior subordinated convertible notes due May 2011 refinanced the majority of our 10.5% senior subordinated notes due May 2009. After deducting fees to the underwriter, the net proceeds of the senior subordinated notes due May 2011 were used in connection with a partial call of the senior subordinated notes due May 2009 for which $178.1 million of notes were repurchased along with payments of $3.1 million for call premiums and $3.1 million for accrued interest. We also repaid $132.0 million, from cash on hand, of our 5.75% convertible subordinated notes due June 2006. We plan to use existing cash resources to retire the remaining $142.4 million in 5% convertible notes at maturity in March 2007.

We have a significant level of debt, with $2,005.3 million outstanding at December 31, 2006, of which $185.4 million is current. The terms of such debt require significant scheduled principal payments in the coming years, including $185.4 million in 2007, $109.5 million in 2008, $33.7 million in 2009, $311.9 million in 2010, $439.6 million in 2011 and $925.2 million thereafter. The interest payments required on our debt are also substantial. For example, for the year ended December 31, 2006, we paid $172.1 million of interest. (See "Capital Additions and Contractual Obligations" below for a summary of principal and interest payments.)

We were in compliance with all debt covenants at December 31, 2006 and expect to remain in compliance with these covenants through December 31, 2007.

We operate in a capital intensive industry. Servicing our current and future customers requires that we incur significant operating expenses and continue to make significant capital expenditures, which are generally made in advance of the related revenues and without any firm customer commitments. During 2006, we had capital additions of $299.0 million and in 2007 we currently anticipate making capital additions of approximately $250 to $300 million, which estimate is subject to adjustment based on business conditions. Our 2007 capital additions budget remains focused on strategic growth areas of wafer level processing, testing and flip chip packaging.

The source of funds for our operations, including making capital expenditures and servicing principal and interest obligations with respect to our debt, are cash flows from our operations, current cash and cash equivalents, borrowings under available debt facilities, or proceeds from any additional debt or equity financings. As of December 31, 2006, we had cash and cash equivalents of $244.7 million and $99.8 million available under our first lien senior secured revolving credit facility.

We assess our liquidity based on our current expectations regarding sales, operating expenses, capital spending and debt service requirements. Based on this assessment, we believe that our cash flow from operating activities together with existing cash and cash equivalents and availability under our first lien senior secured revolving credit facility will be sufficient to fund our working capital, capital expenditure and debt service requirements through December 31, 2007, including retiring the remaining $142.4 million of our 5.0% convertible subordinated notes at maturity in March 2007. Thereafter, our liquidity will continue to be affected by, among other things, the performance of our business, our capital expenditure levels and our ability to either repay debt out of operating cash flow or refinance debt at or prior to maturity with the proceeds of debt or equity offerings. If our performance or access to the capital markets differs materially from our expectations, our liquidity may be adversely impacted.

There is no assurance that we will generate the necessary net income or operating cash flows to meet the funding needs of our business beyond December 31, 2007 due to a variety of factors, including the cyclical nature of the semiconductor industry and the other factors discussed in Part I, Item 1A "Risk Factors." If we are unable to do so, our liquidity would be adversely affected and we would consider taking a variety of actions, including: attempting to reduce our high fixed costs (for example, closing facilities and reducing the size of our work force), curtailing or reducing planned capital additions, raising additional equity, borrowing additional funds, refinancing existing indebtedness or taking other actions. There can be no assurance, however, that we will be able to successfully take any of these actions, including adjusting our expenses sufficiently or in a timely manner, or raising additional equity, increasing borrowings or completing refinancings on any terms or on terms which are acceptable to us. Our inability to take these actions as and when necessary would materially adversely affect our liquidity, results of operations and financial condition.

Many of our debt agreements restrict our ability to pay dividends. We have never paid a dividend to our shareholders and we do not anticipate paying any cash dividends in the foreseeable future. We expect cash flows, if any, to be used in the operation and expansion of our business and the repayment of debt.

Cash flows

Cash provided by operating activities was $523.6 million for the year ended December 31, 2006 compared to $97.2 million for the year ended December 31, 2005. Cash from operations increased by $426.4 million in 2006 principally as a result of our increase in net income $307.3 million over the prior year. Similarly, free cash flow increased by $406.6 million to $207.8 million for the year ended December 31, 2006 compared to a deficit of free cash flow of ($198.8) million for the year ended December 31, 2005 (see below). Our free cash flow of $207.8 million for the year ended December 31, 2006 was used to repay debt and costs of refinancing.

Net cash provided by (used in) operating, investing and financing activities from continuing operations and cash provided by discontinued operations for the three years ended December 31, 2006 were as follows:

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Operating activities from continuing operations	$ 523,630	$ 97,157	$ 219,223
Investing activities from continuing operations	(314,797)	(307,010)	(395,708)
Financing activities from continuing operations	(169,231)	47,638	234,580
Operating activities from discontinued operations	—	—	111
Investing activities from discontinued operations	—	—	—
Financing activities from discontinued operations	—	—	—

Operating activities. Our cash flows from operating activities for 2006 increased $426.4 million over 2005. This increase was primarily a result of an increase in net income by $307.3 million over the prior year period as discussed above in "Results of Operations." Adjustments to reconcile net income to cash flow from operating activities increased by $119.2 million from 2005 to 2006 driven by a loss on debt retirement of $27.4 million, $25.2 million increase in depreciation and amortization expenses reflecting higher levels of capital additions, $5.1 million increase in loss on disposal of assets and asset impairments, and $4.3 million increase in stock-based compensation due to the adoption of SFAS 123(R). These increases in cash flows from operating activities are partially offset by a reduction in deferred tax asset and liability changes of $25.2 million, resulting from limited movement in deferred tax balances from 2005 to 2006 as compared with 2004 to 2005. Cash flows resulting from changes in assets and liabilities increased by $83.0 million during 2006 compared with 2005. This increase in changes in assets and liabilities in 2006 is primarily attributed to a $38.7 million increase in unearned revenue associated with customer advance payments and a $28.3 million increase in pension and severance obligations, excluding the impact of applying Statement of Financial Accounting Standard ("SFAS") No. 158 *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of SFAS No. 87, Employers' Accounting for Pensions, SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits, SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 132(R), Employers' Disclosure about Pensions and Other Postretirement Benefits.*

Investing activities. Our 2006 net cash flows used in investing activities increased by $7.8 million over the prior year to $314.8 million, primarily due to a $20.0 million increase in payments for property, plant and equipment from $295.9 million in 2005 to $315.9 million in 2006. The increase is attributable to selective capacity expansion, including the expansion of our facilities in China and Singapore, as described above.

Financing activities. Our 2006 net cash flows used in financing activities were $169.2 million, as compared to $47.6 million provided by financing activities for 2005. The net cash used in financing activities for the 2006 is primarily driven by the repayment of the $132.0 million of our 5.75% convertible subordinated notes at maturity in June 2006 as well as the debt issuance costs incurred in our May 2006 refinancing activities which are described above in "Liquidity and Capital Resources".

We provide the following supplemental data to assist our investors and analysts in understanding our liquidity and capital resources. Free cash flow represents net cash provided by operating activities less investing activities related to the acquisition of property, plant and equipment. Free cash flow is not defined by GAAP and our definition of free cash flow may not be comparable to similar companies and should not be considered a substitute for cash flow measures in accordance with GAAP. We believe free cash flow provides our investors and analysts useful information to analyze our liquidity and capital resources.

	Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Net cash provided by operating activities	$523,630	$ 97,157	$ 219,223
Less purchases of property, plant and equipment	315,873	295,943	407,740
Free cash flow	$207,757	$(198,786)	$(188,517)

Debt Instruments and Related Covenants

We now have, and for the foreseeable future will continue to have, a significant amount of indebtedness. Our indebtedness requires us to dedicate a substantial portion of our cash flow from operations to service payments on our debt. (See table included in "Capital Additions and Contractual Obligations" below). Total debt decreased to $2,005.3 million at December 31, 2006 from $2,140.6 million at December 31, 2005. Amkor Technology, Inc. also guarantees certain debt of our subsidiaries.

Compliance With Debt Covenants

We were in compliance with all debt covenants contained in our loan agreements at December 31, 2006, and have met all debt payment obligations. Additional details about our debt are available in Note 12 of the Notes to the Consolidated Financial Statements included in Item 8 "Financial Statements and Supplementary Data" of this Annual Report.

On August 11, 2006, we received a letter dated August 10, 2006 from U.S. Bank National Association ("US Bank") as trustee for the holders of our 5% Convertible Subordinated Notes due 2007, 10.5% Senior Subordinated Notes due 2009, 9.25% Senior Notes due 2008, 9.25% Senior Notes due 2016 (issued in May 2006), 6.25% Convertible Subordinated Notes Due 2013, 7.75% Senior Notes due 2013 and 2.5% Convertible Senior Subordinated Notes due 2011 (issued in May 2006) stating that US Bank, as trustee, had not received our financial statements for the fiscal quarter ended June 30, 2006 and that we had 60 days from the date of the letter to file our Quarterly Report on From 10-Q for the fiscal quarter ended June 30, 2006 or it would be considered an "Event of Default" under the indentures governing each of the above-listed notes.

On August 11, 2006, we received a letter dated August 11, 2006 from Wells Fargo Bank National Association ("Wells Fargo"), as trustee for our 7.125% Senior Notes due 2011, stating that we failed to file our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2006, demanding that we immediately file such quarterly report and indicating that unless we filed a Form 10-Q within 60 days after the date of such letter, it would ripen into an "Event of Default" under the indenture governing our 7.125% Senior Notes due 2011.

If an "Event of Default" were to occur under any of the notes described above, the trustees or holders of at least 25% in aggregate principal amount of such series then outstanding could attempt to declare all related unpaid principal and premium, if any, and accrued interest on such series of notes then outstanding to be immediately due and payable.

On September 14, 2006, we commenced the solicitation of consents from the holders of our 9.25% Senior Notes due 2016 (issued in May 2006), 7.125% Senior Notes due 2011, 7.75% Senior Notes due 2013, 9.25% Senior Notes due 2008, 10.5% Senior Subordinated Notes due 2009, 5% Convertible Subordinated Notes due 2007, and 2.50% Convertible Senior Subordinated Notes due 2011 (issued in May 2006).

In each case, we sought consents for a waiver of certain defaults and events of default that may have occurred under the indenture governing each series of notes (the "Indentures") from our failure to file with the Securities and Exchange Commission and deliver to the trustee and the holders of such series of notes any reports or other information, including our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, and the waiver of the application of certain provisions of the Indentures.

On October 6, 2006, with the filing of our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, we cured the alleged defaults under the Indentures and terminated the solicitation of consents. We did not accept any of the consents for payment or pay a consent fee to the holders of any series of notes.

2006 Significant Financing Activities:

In January 2006, Amkor Assembly & Test (Shanghai) Co. Ltd., a Chinese subsidiary ("AATS"), entered into a $15.0 million working capital facility which bears interest at LIBOR plus 1.25%, which matured in January 2007 and was repaid from cash on hand. The borrowings to date of $15.0 million were used to support working capital.

In May 2006, we issued $400.0 million of 9.25% Senior Notes due June 2016 (the "2016 Notes"). The Notes are redeemable by us prior to June 1, 2011 provided we pay the holders a "make-whole" premium. After June 1, 2011, the 2016 Notes are redeemable at specified prices. In addition, prior to June 1, 2009, we may redeem up to 35% of the notes at a specified price with the proceeds of certain equity offerings. After deducting fees to the underwriter, the net proceeds were used to purchase a portion of the 9.25% Senior Notes due February 2008, pay respective accrued interest and tender premiums.

In May 2006, we issued $190.0 million of our 2.5% Convertible Senior Subordinated Notes due 2011 (the "2011 Notes"). The 2011 Notes are convertible into our common stock at a price of $14.59 per share, subject to adjustment. The notes are subordinated to the prior payment in full of all of our senior subordinated debt. After deducting fees to the underwriter, the net proceeds from the issuance of the 2011 Notes were used to repurchase a portion of the 10.5% Senior Subordinated Notes due May 2009, pay respective accrued interest and call premiums.

2005 Significant Financing Activities

In September 2005, Amkor Technology Taiwan, Inc. ("ATT"), entered into a short-term interim financing arrangement with two Taiwanese banks for NT$1.0 billion (approximately U.S. $30.0 million) (the "Bridge Loan") in connection with a syndication loan with the same group of lenders. In November 2005, ATT finalized the NT$1.8 billion (approximately U.S. $53.5 million) syndication loan due November 2010 (the "Syndication Loan"), which accrues interest at the Taiwan 90-Day Commercial Paper Primary Market rate plus 1.2%. A portion of the Syndication Loan was used to pay off the Bridge Loan. Amkor Technology, Inc. has guaranteed the repayment of this loan.

In November 2005, we entered into a $100.0 million first lien revolving credit facility available through November 2009, with a letter of credit sub-limit of $25.0 million. Interest is charged under the credit facility at a floating rate based on the base rate in effect from time to time plus the applicable margins which range from 0.0% to 0.5% for base rate revolving loans, or LIBOR plus 1.5% to 2.25% for LIBOR revolving loans. There were no borrowings outstanding on this credit facility as of December 31, 2006. Amkor Technology, Inc., along with, Unitive Inc. ("Unitive") and Unitive Electronics Inc. ("UEI"), were co-borrowers under the loan and granted a first priority lien on substantially all of their assets, excluding inter-company loans and the capital stock of foreign subsidiaries and certain domestic subsidiaries. In November 2006, Unitive and UEI were merged into Amkor. As of December 31, 2006, we had utilized $0.2 million of the available letter of credit sub-limit, and had $99.8 million available under this facility. The borrowing base for the revolving credit facility is based on the valuation of our eligible accounts receivable. We incur commitment fees on the unused amounts of the revolving credit facility ranging from 0.25% to 0.50%, based on our liquidity.

In November 2005, we sold $100.0 million of our 6.25% Convertible Subordinated Notes due 2013 (the "2013 Notes") in a private placement to James J. Kim, Chairman and Chief Executive Officer, and certain Kim family members. The 2013 Notes are convertible into our common stock at an initial conversion price of $7.49 per share and are subordinated to the prior payment in full of all of our senior and senior subordinated debt.

Capital Additions and Contractual Obligations

Our capital additions were $299.0 million for 2006. We expect that our 2007 capital additions will be approximately $250 to $300 million, as discussed above in the "Overview." Ultimately, the amount of our 2007 capital additions will depend on several factors including, among others, the performance of our business, the need for additional capacity to service anticipated customer demand and the availability of suitable cash flow from operations or financing. The following table reconciles our activity related to property, plant and equipment payments as presented on the cash flow statement to property, plant and equipment additions as reflected in the balance sheets:

	December 31,		
	2006	2005	2004
		(In thousands)	
Payments for property, plant, and equipment	$315,873	$295,943	$407,740
Decrease in property, plant, and equipment in accounts payable and accrued expenses, net	(16,850)	(1,164)	(2,014)
Property, plant and equipment additions	$299,023	$294,779	$405,726

The following table summarizes our contractual obligations at December 31, 2006, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

		Payments Due for Year Ending December 31,					
	Total	2007	2008	2009	2010	2011	Thereafter
				(In thousands)			
Total debt	$2,005,315	$185,414	$109,515	$ 33,745	$311,901	$439,562	$ 925,178
Scheduled interest payment obligations(1)	869,365	149,531	138,218	135,379	129,602	85,991	230,644
Purchase obligations(2)	40,103	40,103	—	—	—	—	—
Operating lease obligations	58,256	8,776	6,648	5,564	5,248	5,432	26,588
Total contractual obligations	$2,973,039	$383,824	$254,381	$174,688	$446,751	$530,985	$1,182,410

(1) Scheduled interest payment obligations were calculated using stated coupon rates for fixed rate debt and interest rates applicable at December 31, 2006 for variable rate debt.

(2) Includes $37.7 million of capital-related purchase obligations.

In addition to the obligations identified in the table above, non-current liabilities recorded in our consolidated balance sheet at December 31, 2006, include $170.1 million related to pension and severance obligations, which the timing of the ultimate payment of these obligations was uncertain at December 31, 2006. Additionally, $24.4 million of customer advances are included in non-current liabilities and relate to supply agreements with customers that commit capacity in exchange for customer prepayment of services. Generally customers forfeit the prepayment if the capacity is not utilized per contract terms.

Related Party Transactions

In November 2005, we sold $100.0 million of our 6.25% Convertible Subordinated Notes due 2013 in a private placement to James J. Kim, Chairman and Chief Executive Officer, and certain Kim family members. The terms were approved by a majority of the independent members of the board of directors and we obtained a fairness opinion from a recognized investment banking firm.

We have entered into the following related party transactions in the normal course of business:

Mr. JooHo Kim is an employee of Amkor and a brother of James J. Kim, our Chairman and CEO. Mr. JooHo Kim owned with his children and other Kim family members 58.11% of Anam Information Technology, Inc., a company that provided computer hardware and software components to Amkor Technology Korea, Inc. (a subsidiary of Amkor). Mr. JooHo Kim sold all of his shares in the fourth quarter of 2006. Other Kim family members owned 48.3% as of December 31, 2006. As of September 30, 2006, a decision was made to discontinue services, and such services continue to decrease in volume. The services provided by Anam Information Technology are subject to competitive bid. During 2006, 2005, and 2004, purchases from Anam Information

Technology, Inc. were $0.3 million, $1.8 million, and $1.2 million, respectively. Amounts due to Anam Information Technology, Inc. at December 31, 2006 and 2005 were $0 million and $0.3 million, respectively.

Mr. JooHo Kim, together with his wife and children, own 96.1% of Jesung C&M, a company that provides cafeteria services to Amkor Technology Korea, Inc. The services provided by Jesung C&M are subject to competitive bid. During 2006, 2005 and 2004, purchases from Jesung C&M were $6.5 million, $6.5 million, and $6.4 million respectively. Amounts due to Jesung C&M at December 31, 2006 and 2005 were $0.5 million and $0.5 million, respectively.

Dongan Engineering Co., Ltd. was 100% owned by JooCheon Kim, a brother of James J. Kim, until the third quarter of 2005. There is no longer any related party ownership. Mr. JooCheon Kim is not an employee of Amkor. Dongan Engineering Co., Ltd. provides construction and maintenance services to Amkor Technology Korea, Inc. and Amkor Technology Philippines, Inc., both subsidiaries of Amkor. The services provided by Dongan Engineering were subject to competitive bid. During 2005 and 2004, purchases from Dongan Engineering Co., Ltd were $0.5 million and $3.0 million, respectively. Amounts due to Dongan Engineering Co., Ltd. at December 31, 2005 were not significant.

We purchase leadframe inventory from Acqutek Semiconductor & Technology Co., Ltd. James J. Kim's ownership in Acqutek Semiconductor & Technology Co., Ltd. is approximately 17.7%. During 2006, 2005 and 2004, purchases from Acqutek Semiconductor & Technology Co., Ltd. were $16.7 million, $11.8 million and $11.8 million, respectively. Amounts due to Acqutek Semiconductor & Technology Co., Ltd. at December 31, 2006 and 2005 were $1.3 million and $1.4 million, respectively. The purchases are arms length and on terms consistent with our non-related party vendors.

We lease office space in West Chester, Pennsylvania from trusts related to James J. Kim. During 2006, 2005, and 2004 amounts paid for this lease were $0.1 million, $0.6 million, and $1.1 million, respectively. We vacated a portion of this space in connection with the move of our corporate headquarters to Arizona and paid a lease termination fee of $0.7 million in the second quarter of 2005. We currently lease approximately 2,700 square feet of office space from these trusts. The sublease income has been assigned to the trusts as part of vacating the office space effective July 1, 2005. The lease term is for 2 years, through June 30, 2007 subject to 2 year renewal. Current plans are to vacate the space in June 2007. During 2005 and 2004 our sublease income included $0.3 million and $0.6 million, respectively, from related parties.

Off-Balance Sheet Arrangements

We had no off-balance sheet guarantees or other off-balance sheet arrangements as of December 31, 2006. Operating lease commitments are included in the contractual obligations table above.

Other Contingencies

We refer you to Item 3 "Legal Proceedings" for a discussion of our contingencies related to our patent related litigation, securities litigation, and other litigation and legal matters. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on our results of operations in the period in which the ruling occurs. The estimate of the potential impact from the legal proceedings, discussed under Item 3 "Legal Proceedings," on our financial position, results of operations, or cash flows, could change in the future.

Critical Accounting Policies and Use of Estimates

We have identified the policies below as critical to our business operations and the understanding of our results of operations. A summary of our significant accounting policies used in the preparation of our Consolidated Financial Statements appears in Note 1 of the Notes to the Consolidated Financial Statements included in Item 8 "Financial Statements and Supplementary Data" of this Annual Report. Our preparation of this Annual Report on Form 10-K requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition and Risk of Loss. We recognize revenue from our packaging and test services when there is evidence of a fixed arrangement, delivery has occurred or services have been rendered, fees are fixed or determinable, and collectibility is reasonably assured. Generally these criteria are met and revenue is recognized upon shipment. Such policies are consistent with the provisions in Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements."

We do not take ownership of customer-supplied semiconductor wafers. Title and risk of loss remains with the customer for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements.

A sales allowance is recognized in the period of sale based upon historical experience. Additionally, provisions are made for doubtful accounts when there is doubt as to the collectibility of accounts receivable. Collectibility is assessed based on the age of the balance, the customer's historical payment history and its current credit worthiness.

Provision for Income Taxes. We operate in and file income tax returns in various U.S. and non-U.S. jurisdictions which are subject to examination by tax authorities. The tax returns for open years in all jurisdictions in which we do business are subject to change upon examination. We believe that we have estimated and provided adequate accruals for the probable additional taxes and related interest expense that may ultimately result from such examinations. We believe that any additional taxes or related interest over the amounts accrued will not have a material effect on our financial condition, results of operations or cash flows. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable. In addition, changes in the mix of income from our foreign subsidiaries, expiration of tax holidays and changes in tax laws or regulations could result in increased effective tax rates in the future.

Additionally, we record the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. Generally accepted accounting principles require companies to weigh both positive and negative evidence in determining the need for a valuation allowance for deferred tax assets. As a result of net losses experienced over the last several years, we have determined that a valuation allowance representing substantially all of our deferred tax assets was appropriate. We will release such valuation allowance as the related deferred tax benefits are realized on our tax returns or once we achieve sustained profitable operations.

Valuation of Long-Lived Assets. We assess the carrying value of long-lived assets which includes property, plant and equipment, intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the asset;
- significant negative industry or economic trends; and
- our market capitalization relative to net book value.

Upon the existence of one or more of the above indicators of impairment, we would test such assets for a potential impairment. The carrying value of a long-lived asset, excluding goodwill, is considered impaired when the anticipated undiscounted cash flows are less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

We test goodwill for impairment in the second quarter of each year. We review our defined reporting units, calculate the fair value of each reporting unit using a discounted cash flow model and compare these fair values to the carrying value for each reporting unit. Since separate balance sheets are not maintained for the reporting units, we determine carrying value for each reporting unit by assigning all assets and liabilities based on specific identification where possible and use an allocation method for the remaining items. In order to further support the reasonableness of the fair value estimates prepared utilizing the discounted cash flow valuation model, we compare the combined total reporting unit values per the model to our quoted market price at the end of the second quarter. Based on this assessment, we determined that goodwill was not impaired.

Legal Contingencies. We are subject to certain legal proceedings, lawsuits and other claims. We assess the likelihood of any adverse judgment or outcome related to these matters, as well as potential ranges of probable losses. Our determination of the amount of reserves required, if any, for these contingencies is based on a careful analysis of each individual issue, often with the assistance of outside legal counsel. We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Our assessment of required reserves may change in the future due to new developments in each matter. The present legislative and litigation environment is substantially uncertain, and it is possible that our consolidated results of operations, cash flows or financial position could be materially affected by an unfavorable outcome or settlement of our pending litigation.

Investments in Marketable Securities. We evaluate our investments for impairment due to declines in market value that are considered other than temporary. In the event of a determination that a decline in market value is other than temporary, a charge to earnings is recorded for the unrealized loss. The stock prices of many semiconductor companies' stocks, including Dongbu Electronics, Inc. and its competitors, are highly volatile. During 2006, we recorded impairment charges of $3.2 million to reduce the carrying value of our investment in Dongbu Electronics to its market value. As of December 31, 2006, the stock price for Dongbu Electronics had recovered resulting in $0.9 million of unrealized gains included in other comprehensive income. During 2005, we recorded impairment charges totaling $3.7 million to reduce the carrying value of our investment in Dongbu Electronics to its market value. In determining whether declines in market value are other than temporary, we look at market value trends over the previous six months.

Valuation of Inventory. We order raw materials based on customers' forecasted demand. If our customers change their forecasted requirements and we are unable to cancel our raw materials order or if our vendors require that we order a minimum quantity that exceeds the current forecasted demand, we will experience a build-up in raw material inventory. We will either seek to recover the cost of the materials from our customers or utilize the inventory in production. However, we may not be successful in recovering the cost from our customers or be able to use the inventory in production and, accordingly, if we believe that it is probable that we will not be able to recover such costs we adjust our reserve estimate. Additionally, our reserve for excess and obsolete inventory is based on forecasted demand we receive from our customers. When a determination is made that the inventory will not be utilized in production it is written-off and disposed.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets. Depreciable lives are as follows:

Buildings and improvements	10 to 30 years
Machinery and equipment	3 to 7 years
Furniture, fixtures and other equipment	3 to 10 years
Land use rights in China	50 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred.

Pension Obligation Assumptions. In pension accounting, significant actuarial assumptions include the discount rate and the rate of return. The weighted average discount rate for our pension plans, all of which are located outside the U.S., was 6.1%, 8.1% and 6.3% as of December 31, 2006, 2005 and 2004, respectively. Weighted average discount rates were generally derived from yield curves constructed from foreign government bonds for which the timing and amount of cash outflows approximate the estimated payouts. The expected rate of return was 6.0%, 6.4% and 6.3% as of December 31, 2006, 2005 and 2004, respectively. The expected rate of return assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and the forward-looking views of the financial markets, and include input from our actuaries. We have no control over the direction of our investments in our Taiwanese defined benefit plans as the local Labor Standards Law Fund mandates such contributions into a cash account balance at the Central Trust of China. The Japanese defined benefit pension plans are non-funded plans, and as such, no assets exist related to these plans. Our investment strategy for our Philippine defined benefit plan is long-term, sustained asset growth through low to medium risk investments. The current rate of return assumption targets an asset allocation strategy for our Philippine plan assets of 20% to 75% emerging market debt, 10% to 30% international equities (primarily U.S. and Europe), and 0% to 10% international fixed-income securities. The remainder of the portfolio may contain other investments such as short-term investments. At December 31, 2006, 2005 and 2004, Philippine plan assets included $0.9 million, $0.6 million and $0.7 million, respectively, of Amkor common stock. A third assumption is the long-term rate of compensation increase which was 7.0%, 6.5% and 6.2% as of December 31, 2006, 2005 and 2004, respectively. Total pension expense was $5.7 million, $6.5 million and $5.7 million for the year ended December 31, 2006, 2005 and 2004, respectively. We expect pension expense to be $6.8 million for the year ended December 31, 2007.

Recently Adopted Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 158, which requires the recognition of the funded status of a defined benefit pension plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through comprehensive income in the year in which such changes occur. We adopted the recognition provisions of SFAS No. 158 and initially applied those to the funded status of our defined benefit pension plans as of December 31, 2006. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders' equity of $11.8 million, which was net of a deferred tax benefit of $0.8 million.

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position. We currently measure our funded status as of the balance sheet date. Accordingly, the adoption of the measurement provisions of SFAS No. 158 will have no impact on our financial statements (see Note 13 for further discussion).

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), *Share-Based Payments* ("SFAS No. 123(R)"), which revises SFAS No. 123, *Accounting for Stock-Based Compensation* and supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"). We elected the modified prospective method of adoption meaning that years prior to 2006 reflect stock-based compensation expense determined pursuant to the provisions of APB No. 25 (see Note 3 for further discussion).

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB No. 108"). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Under certain circumstances, SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. SAB No. 108 did not have an impact on our consolidated balance sheet and statement of operations.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4* ("SFAS No. 151"). SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance in this Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted the provisions of SFAS No. 151 on January 1, 2006. The adoption of this Statement did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions* ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective in fiscal years beginning after June 15, 2005. We adopted the provisions of SFAS No. 153 on January 1, 2006. The adoption of this statement did not have a material impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections. SFAS No. 154* replaces APB No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements* ("SFAS No. 154") and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and how to report such a change. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted the provisions of SFAS No. 154 on January 1, 2006.

In November 2005, FASB issued FASB Staff Position ("FSP") FAS 115-1/FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("FSP 115-1/124-1"). FSP 115-1/124-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1/124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP is required to be applied to reporting periods beginning after December 15, 2005. We adopted the provisions FSP 115-1/124-1 on January 1, 2006. The adoption of this FSP did not have a material impact on our financial statements and disclosures.

Recently Issued Standards

In February 2006, FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS No. 155"), which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 155 will have a material impact on our financial statements and disclosures.

In June 2006, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-03 *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)* ("Issue No. 06-03"). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e., both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Taxes assessed on an entity's activities over a period of time, such as gross receipts taxes, are not within the scope of the issue. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006. We do not expect the adoption of Issue No. 06-03 will have a material impact on our financial statements and disclosures.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN No. 48"), which clarifies the accounting and disclosure for uncertainty in income tax positions, as defined. FIN No. 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. FIN No. 48 requires that we recognize in our consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN No. 48 also provide guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosures. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. While our analysis of the impact of this interpretation is ongoing, we do not expect the adoption of FIN No. 48 to have a material impact on the opening balance of retained earnings upon adoption on January 1, 2007.

The FASB has issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of this standard on our financial statements and disclosures.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Market Risk Sensitivity

We are exposed to market risks, primarily related to foreign currency and interest rate fluctuations. In the normal course of business, we employ established policies and procedures to manage the exposure to fluctuations in foreign currency values and changes in interest rates. Our use of derivative instruments, including forward exchange contracts, has historically been insignificant and it is expected that our use of derivative instruments will continue to be minimal.

Foreign Currency Risks

Our primary exposures to foreign currency fluctuations are associated with transactions and related assets and liabilities denominated in Chinese renminbi, Euro, Japanese yen, Korean won, Philippine pesos, Singapore dollar and Taiwanese dollar. The objective in managing these foreign currency exposures is to minimize the risk through minimizing the level of activity and financial instruments denominated in those currencies. Our foreign currency financial instruments primarily consist of cash, trade receivables, investments, deferred taxes, trade payables, accrued expenses and debt.

For an entity with various financial instruments denominated in a foreign currency in a net asset position, an increase in the exchange rate would result in less net assets when converted to U.S. dollars. Conversely, for an entity with various financial instruments denominated in a foreign currency in a net liability position, a decrease in the exchange rate would result in more net liabilities when converted to U.S. dollars. Changes period over period are caused by changes in our net asset or net liability position and changes in currency exchange rates. Based on our portfolio of foreign currency based financial instruments at December 31, 2006 and 2005, a 20% increase (decrease) in the foreign currency to U.S. dollar spot exchange rate would result in the following foreign currency risk for our entities in a net asset (liability) position:

As of December 31, 2006:

	Chart of Foreign Currency Risk as of December 31, 2006						
	Chinese Renminbi	Euro	Japanese Yen	Korean Won	Philippine Peso	Singapore Dollar	Taiwanese Dollar
	(In thousands)						
20% increase in foreign exchange rate...	$ —	$55	$2,048	$ —	$ —	$ —	$ —
20% decrease in foreign exchange rate ..	2,178	—	—	4,750	3,734	992	10,861

In addition, at December 31, 2006 we had other foreign currency denominated liabilities, including denominations of the U.K. pound and Swiss franc, whereby a 20% decrease in the related exchange rates would result in less than $0.1 million of additional foreign currency risk.

As of December 31, 2005:

	Chart of Foreign Currency Risk as of December 31, 2005				
	Chinese Renminbi	Japanese Yen	Korean Won	Philippine Peso	Taiwanese Dollar
	(In thousands)				
20% increase in foreign exchange rate.....	$ —	$1,552	$ —	$ —	$ —
20% decrease in foreign exchange rate	1,846	—	1,989	3,817	9,310

In addition, at December 31, 2005 we had other foreign currency denominated liabilities, including denominations of the Euro, Singapore dollar and Swiss franc, whereby a 20% decrease in the related exchange rates would result in an aggregate $0.3 million of additional foreign currency risk.

Interest Rate Risks

We have interest rate risk with respect to our long-term debt. As of December 31, 2006, we had a total of $2,005.3 million of debt of which 80.9% was fixed rate debt and 19.1% was variable rate debt. Our variable rate debt principally relates to our second lien term loan, foreign borrowings and any amount outstanding under our $100.0 million revolving line of credit, of which no amounts were drawn as of December 31, 2006 but which had been reduced by $0.2 million related to outstanding letters of credit at that date. The fixed rate debt consisted of senior notes, senior subordinated notes and subordinated notes. As of December 31, 2005, we had a total of $2,140.6 million of debt of which 81.9% was fixed rate debt and 18.1% was variable rate debt. Changes in interest rates have different impacts on our fixed and variable rate portions of our debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the fair value of the instrument but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the fair value of the instrument. The fair value of the convertible notes is also impacted by changes in the market price of our common stock.

The table below presents the interest rates, maturities and fair value of our fixed and variable rate debt as of December 31, 2006.

	Year Ended December 31,							
	2007	2008	2009	2010	2011	Thereafter	Total	Fair Value
Long term debt:								
Fixed rate debt								
(In thousands)	$145,796	$91,539	$21,882	$ —	$438,877	$925,000	$1,623,094	$1,608,649
Average interest rate ..	5.0%	9.1%	10.5%	—	5.1%	8.2%	7.2%	
Variable rate debt								
(In thousands)	$ 39,618	$17,976	$11,863	$311,901	$ 685	$ 178	$ 382,221	$ 391,971
Average interest rate ..	4.2%	3.6%	3.4%	9.6%	6.1%	6.1%	8.6%	

Equity Price Risks

We have convertible notes that are convertible into our common stock. We currently intend to repay our remaining convertible notes upon maturity, unless converted or refinanced. If investors were to decide to convert their notes to common stock, our future earnings would benefit from a reduction in interest expense and our common stock outstanding would be increased. If we paid a premium to induce such conversion, our earnings could include an additional charge.

Further, the trading price of our common stock has been and is likely to continue to be highly volatile and could be subject to wide fluctuations. Such fluctuations could impact our decision or ability to utilize the equity markets as a potential source of our funding needs in the future.

Item 8. ***Financial Statements and Supplementary Data***

We present the information required by Item 8 of Form 10-K here in the following order:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Amkor Technology, Inc.:

We have completed integrated audits of Amkor Technology, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Amkor Technology, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation and defined benefit pension and other postretirement plans in 2006.

Internal control over financial reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that Amkor Technology, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, because of the effect of not maintaining (1) effective governance and oversight, controls to prevent or detect instances of management override, and risk assessment procedures, and (2) effective controls over the accounting for and disclosure of its stock-based compensation expense, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment as of December 31, 2006:

1. The Company did not maintain effective governance and oversight, controls to prevent or detect instances of management override, and risk assessment procedures. Specifically, the Company failed to establish effective governance and oversight by the Compensation Committee of the Board of Directors of its activities related to the granting of stock options. Additionally, controls were not effective in adequately identifying, assessing and addressing significant risks associated with the granting of stock options that could impact the Company's financial reporting. Finally, the Company's controls were not adequate to prevent or detect instances of potential misconduct by members of senior management. This control deficiency resulted in the October 2006 restatement of the Company's consolidated financial information for each of the years ended from 1998 through 2005, for each of the quarters of 2005 and 2004, as well as for the first quarter of 2006. Additionally, this control deficiency could result in misstatements of the Company's financial statement accounts and disclosures that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company's management has determined that this control deficiency constitutes a material weakness. This material weakness also contributed to the existence of the following additional material weakness.

2. The Company did not maintain effective controls over the accounting for and disclosure of stock-based compensation expense. Specifically, effective controls, including monitoring, were not maintained to ensure the existence, completeness, accuracy, valuation and presentation of activity related to the granting and modification of stock options. This control deficiency resulted in the misstatement of the Company's stock-based compensation expense and additional paid-in capital accounts and related disclosures, and the October 2006 restatement of the Company's consolidated financial information for each of the years ended from 1998 through 2005, for each of the quarters of 2005 and 2004, as well as for the first quarter of 2006. Additionally, this control deficiency could result in misstatements of the aforementioned accounts and disclosures that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, the Company's management has determined that this control deficiency constitutes a material weakness.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2006 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that Amkor Technology, Inc. did not maintain effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. Also, in our opinion, because of the effects of the material weaknesses described above on the achievement of the objectives of the control criteria, Amkor Technology, Inc. has not maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO.

/s/ PricewaterhouseCoopers LLP
Phoenix, Arizona
February 26, 2007

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Net sales	$2,728,560	$2,099,949	$1,901,279
Cost of sales	2,053,600	1,744,178	1,538,009
Gross profit	674,960	355,771	363,270
Operating expenses:			
Selling, general and administrative	250,142	243,319	224,781
Research and development	38,735	37,347	36,707
Provision for legal settlements and contingencies	1,000	50,000	—
Gain on sale of specialty test services	—	(4,408)	—
Total operating expenses	289,877	326,258	261,488
Operating income	385,083	29,513	101,782
Other (income) expense:			
Interest expense, net	154,807	165,351	148,902
Interest expense, related party	6,477	521	—
Foreign currency loss	13,255	9,318	6,190
Debt retirement costs, net	27,389	—	—
Other (income) expense, net	661	(389)	(24,442)
Total other expense	202,589	174,801	130,650
Income (loss) before income taxes and minority interests	182,494	(145,288)	(28,868)
Income tax expense (benefit)	11,208	(5,551)	15,192
Income (loss) before minority interests	171,286	(139,737)	(44,060)
Minority interests, net of tax	(1,202)	2,502	(904)
Net income (loss)	$ 170,084	$ (137,235)	$ (44,964)
Net income (loss) per common share:			
Basic	$ 0.96	$ (0.78)	$ (0.26)
Diluted	$ 0.90	$ (0.78)	$ (0.26)
Shares used in computing net income (loss) per common share:			
Basic	177,682	176,385	175,342
Diluted	199,556	176,385	175,342

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 244,694	$ 206,575
Restricted cash	2,478	—
Accounts receivable:		
Trade, net of allowances	380,888	381,495
Other	5,969	5,089
Inventories, net	164,178	138,109
Other current assets	39,650	35,222
Total current assets	837,857	766,490
Property, plant and equipment, net	1,443,603	1,419,472
Goodwill	671,900	653,717
Intangibles, net	29,694	38,391
Investments	6,675	9,668
Restricted cash	1,688	1,747
Other assets	49,847	65,606
Total assets	$ 3,041,264	$ 2,955,091
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 185,414	$ 184,389
Trade accounts payable	291,847	326,712
Accrued expenses	145,501	124,027
Total current liabilities	622,762	635,128
Long-term debt	1,719,901	1,856,247
Long-term debt, related party	100,000	100,000
Pension and severance obligations	170,070	129,752
Other non-current liabilities	30,008	6,109
Total liabilities	2,642,741	2,727,236
Commitments and contingencies (see Note 16)		
Minority interests	4,603	3,950
Stockholders' equity:		
Preferred stock, $0.001 par value, 10,000 shares authorized, designated Series A, none issued	—	—
Common stock, $0.001 par value, 500,000 shares authorized, issued and outstanding of 178,109 in 2006 and 176,733 in 2005	178	178
Additional paid-in capital	1,441,194	1,431,543
Accumulated deficit	(1,041,390)	(1,211,474)
Accumulated other comprehensive income (loss)	(6,062)	3,658
Total stockholders' equity	393,920	223,905
Total liabilities and stockholders' equity	$ 3,041,264	$ 2,955,091

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total	Comprehensive Income (Loss)
	Shares	Amount					
				(In thousands)			
Balance at December 31, 2003	174,508	$175	$1,414,669	$(1,029,275)	$ 15,201	$ 400,770	
Net loss	—	—	—	(44,964)	—	(44,964)	$ (44,964)
Unrealized loss on available for sale investments, net of tax	—	—	—	—	(9,575)	(9,575)	(9,575)
Cumulative translation adjustment	—	—	—	—	9,220	9,220	9,220
Comprehensive loss							$ (45,319)
Issuance of stock through employee stock purchase plan and stock options	1,210	1	5,821	—	—	5,822	
Stock-based compensation expense	—	—	7,878	—	—	7,878	
Balance at December 31, 2004	175,718	176	1,428,368	(1,074,239)	14,846	369,151	
Net loss	—	—	—	(137,235)	—	(137,235)	$(137,235)
Unrealized loss on available for sale investments, net of tax	—	—	—	—	(333)	(333)	(333)
Cumulative translation adjustment	—	—	—	—	(10,855)	(10,855)	(10,855)
Comprehensive loss							$(148,423)
Issuance of stock through employee stock purchase plan and stock options	1,015	2	2,802	—	—	2,804	
Stock-based compensation expense	—	—	373	—	—	373	
Balance at December 31, 2005	176,733	178	1,431,543	(1,211,474)	3,658	223,905	
Net income	—	—	—	170,084	—	170,084	$ 170,084
Unrealized gain on available for sale investments, net of tax	—	—	—	—	960	960	960
Cumulative translation adjustment	—	—	—	—	1,155	1,155	1,155
Comprehensive income							$ 172,199
Issuance of stock through employee stock purchase plan and stock options	1,376	—	4,976	—	—	4,976	
Stock-based compensation expense	—	—	4,675	—	—	4,675	
Adjustment to initially apply SFAS No. 158, net of tax	—	—	—	—	(11,835)	(11,835)	
Balance at December 31, 2006	178,109	$178	$1,441,194	$(1,041,390)	$ (6,062)	$ 393,920	

The accompanying notes are an integral part of these financial statements.

AMKOR TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 170,084	$(137,235)	$ (44,964)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	273,845	248,637	230,344
Amortization of deferred debt issuance costs and discounts	11,920	8,684	12,396
Provision for accounts receivable	(2,585)	96	(161)
Provision for excess and obsolete inventory	6,767	10,718	14,841
Deferred income taxes	(32)	25,118	(3,603)
Equity investment loss	75	55	2
Loss (gain) on debt redemption	23,035	(253)	1,687
Loss (gain) on disposal of fixed assets, net	8,578	3,451	(3,721)
Stock-based compensation expense	4,675	373	7,878
Gain on sale of specialty test services	—	(4,408)	—
Other (gains) losses, net	3,863	1,535	(20,677)
Changes in assets and liabilities, excluding effects of acquisitions:	—		
Accounts receivable	2,982	(126,665)	53,779
Other receivables	(106)	59	420
Inventories	(32,250)	(38,499)	(32,084)
Other current assets	(3,226)	(4,739)	1,985
Other non-current assets	2,244	1,026	(5,135)
Accounts payable	(17,397)	131,210	(29,731)
Accrued expenses	18,984	(49,182)	9,710
Other long-term liabilities	52,174	27,176	26,257
Net cash provided by operating activities	523,630	97,157	219,223
Cash flows from investing activities:			
Purchases of property, plant and equipment	(315,873)	(295,943)	(407,740)
Proceeds from the sale of property, plant and equipment	4,449	1,596	7,609
Acquisitions, net of cash acquired	—	—	(63,613)
Advances for acquisition of minority interest	—	(19,250)	—
Proceeds from sale of specialty test services	—	6,587	—
Proceeds from the sale of investments	—	—	49,409
Proceeds from note receivable	—	—	18,627
Other investing activities	(3,373)	—	—
Net cash used in investing activities	(314,797)	(307,010)	(395,708)
Cash flows from financing activities:			
Net change in bank overdrafts	—	(102)	(2,588)
Borrowings under revolving credit facilities	233,212	120,405	260,423
Payments under revolving credit facilities	(237,933)	(120,727)	(256,720)
Proceeds from issuance of long-term debt	590,000	116,317	549,764
Proceeds from issuance of related party debt	—	100,000	—
Payments of long-term debt, including redemption premiums	(744,392)	(168,872)	(185,242)
Payments on notes payable	—	—	(121,600)
Payments for debt issuance costs	(15,094)	(2,187)	(15,278)
Proceeds from issuance of stock through stock compensation plans	4,976	2,804	5,821
Net cash (used in) provided by financing activities	(169,231)	47,638	234,580
Effect of exchange rate fluctuations on cash and cash equivalents	(1,483)	(3,494)	819
Cash flows from discontinued operations:			
Net cash provided by operating activities	—	—	111
Net cash provided by investing activities	—	—	—
Net cash provided by financing activities	—	—	—
Net cash provided by discontinued operations	—	—	111
Net increase (decrease) in cash and cash equivalents	38,119	(165,709)	59,025
Cash and cash equivalents, beginning of period	206,575	372,284	313,259
Cash and cash equivalents, end of period	$ 244,694	$ 206,575	$ 372,284
Supplemental disclosures of cash flow information:			
Cash paid during the period for:			
Interest	$ 172,146	$ 168,564	$ 136,957
Income taxes	$ 8,419	$ 1,885	$ 23,800
Noncash investing and financing activities:			
Application of deposit upon closing of acquisition of minority interest	$ 17,822	$ —	$ —
Note receivable from sale of specialty test services	$ —	$ 890	$ —

The accompanying notes are an integral part of these financial statements.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Amkor is one of the world's largest subcontractors of semiconductor packaging (sometimes referred to as assembly) and test services. Amkor pioneered the outsourcing of semiconductor packaging and test services through a predecessor in 1968, and over the years has built a leading position by:

- Providing a broad portfolio of packaging and test technologies and services;
- Designing and developing of new package and test technologies;
- Cultivating long-standing relationships with customers, including many of the world's leading semiconductor companies;
- Developing expertise in high-volume manufacturing processes to provide our services; and
- Providing a broadly diversified operational scope, with production capabilities in China, Korea, Japan, the Philippines, Singapore, Taiwan and the U.S.

Packaging and test are integral parts of the process of manufacturing semiconductor chips. This process begins with silicon wafers and involves the fabrication of electronic circuitry into complex patterns, thus creating large numbers of individual chips on the wafers. The fabricated wafers are then probed to ensure the individual devices meet design specifications. The packaging process creates an electrical interconnect between the semiconductor chip and the system board. In packaging, individual chips are separated from the fabricated semiconductor wafers, and typically attached through wire bond or wafer bump technologies to a substrate and then encased in a protective material to provide optimal electrical connectivity and thermal performance. The packaged chips are then tested using sophisticated equipment to ensure that each packaged chip meets its design specifications. Increasingly, packages are custom designed for specific chips and specific end-market applications. We are able to provide turnkey solutions including semiconductor wafer bump, wafer probe, wafer backgrind, package design, packaging, test and drop shipment services. The semiconductors that we package and test for our customers ultimately become components in electronic systems used in communications, computing, consumer, industrial and automotive applications.

Basis of Presentation

The consolidated financial statements include the accounts of Amkor Technology, Inc. and its subsidiaries ("Amkor"). The consolidated financial statements reflect the elimination of all significant inter-company accounts and transactions. Pursuant to Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46, "Consolidation of Variable Interest Entities", our investments in variable interest entities in which we are the primary beneficiary are consolidated. Our investments in variable interest entities in which we are not the primary beneficiary are accounted for under the equity method. Investments in and the operating results of 20% to 50% owned companies which are not variable interest entities are included in the consolidated financial statements using the equity method of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain previously reported amounts have been reclassified to conform to the current presentation.

Consolidation of Variable Interest Entities

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." The primary objective of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable interest entities.

FIN No. 46 requires variable interest entities to be consolidated by the primary beneficiary and expands disclosure requirements for both variable interest entities that are consolidated as well as those within which an enterprise holds a significant variable interest. On July 1, 2003, we elected early adoption of FIN 46 and have elected not to restate prior periods.

We have variable interests in certain Philippine realty corporations in which we have a 40% ownership and from whom we lease land and buildings in the Philippines. Beginning July 1, 2003, we have consolidated these Philippine realty corporations within our financial statements. As of December 31, 2006, the combined book value of the assets and the liabilities associated with these Philippine realty corporations included in our consolidated balance sheet was $19.7 million and $1.6 million (which excludes an inter-company payable of $18.4 million which eliminates during consolidation), respectively. The creditors of the Philippine realty corporations have no recourse to the general credit of Amkor Technology, Inc., the primary beneficiary of these variable interest entities.

Foreign Currency Translation

The U.S. dollar is the functional currency of our subsidiaries in China, Korea, the Philippines and Singapore, and the foreign currency asset and liability amounts at these subsidiaries are remeasured into U.S. dollars at end-of-period exchange rates, except for nonmonetary items which are remeasured at historical rates. Foreign currency income and expenses are remeasured at average exchange rates in effect during the period, except for expenses related to balance sheet amounts remeasured at historical exchange rates. Exchange gains and losses arising from remeasurement of foreign currency-denominated monetary assets and liabilities are included in other income (expense) in the period in which they occur.

The local currency is the functional currency of our subsidiaries in Japan and Taiwan, and the asset and liability amounts of these subsidiaries are translated into U.S. dollars at end-of-period exchange rates. Income and expenses are translated into U.S. dollars at average exchange rates in effect during the period. The resulting asset and liability translation adjustments are reported as a component of accumulated other comprehensive income (loss) in the stockholders' equity section of the balance sheet. Assets and liabilities denominated in a currency other than the local currency are remeasured into the local currency prior to translation into U.S. dollars, and the resulting exchange gains or losses are included in other income (expense) in the period in which they occur.

Concentrations and Credit Risk

Financial instruments, for which we are subject to credit risk, consist principally of accounts receivable and cash and cash equivalents. With respect to accounts receivable, we mitigate our credit risk by selling primarily to well established companies, performing ongoing credit evaluations and making frequent contact with customers. We have historically mitigated our credit risk with respect to cash and cash equivalents through diversification of our holdings into various high-grade money market accounts.

Risks and Uncertainties

Our future results of operations involve a number of risks and uncertainties. Factors that could affect future results and cause actual results to vary materially from historical results include, but are not limited to, historical stock option practices, pending SEC investigation, fluctuations in operating results, dependence on the highly cyclical nature of the semiconductor industry, high fixed costs, declines in average selling prices, decisions by our integrated device manufacturer customers to curtail outsourcing, our high leverage and the restrictive covenants contained in the agreements governing our indebtedness, ability to fund liquidity needs, the absence of significant backlog in our business, our dependence on international operations and sales, difficulties integrating acquisitions, our management information systems may prove inadequate, difficulties expanding and evolving our operational capabilities, our dependence on materials and equipment suppliers, loss of customers, our need for significant capital expenditures, impairment charges, the increased litigation incident to our business, adverse tax consequences, rapid technological change, complexity of packaging and test process, competition, our need to comply with existing and future environmental regulations, the enforcement of intellectual property rights by or against us, fire, flood or other calamity, contagious diseases and continued control by existing stockholders.

We are subject to certain legal proceedings, lawsuits and other claims, as discussed in Note 16. We assess the likelihood of any adverse judgment or outcome related to these matters, as well as potential ranges of probable losses. Our determination of the amount of reserves required, if any, for these contingencies is based on an analysis of each individual issue, often with the assistance of outside legal counsel. We record provisions in our consolidated financial statements for pending litigation when we determine that an unfavorable outcome is probable and the amount of the loss can be reasonably estimated.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Restricted Cash

Restricted cash, current, consists of short-term cash equivalents used to collateralize our daily banking services. Restricted cash, noncurrent, collateralizes foreign tax obligations.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined for approximately 90% of our inventories by using a moving average method. The remaining inventories use standard cost, which approximates actual cost. We order raw materials based on the customers' forecasted demand. If our customers change their forecasted requirements and we are unable to cancel our raw materials order or if our vendor requires that we order a minimum quantity that exceeds the current forecasted demand, we will experience a build-up in raw material inventory. We will seek to recover the cost of the materials from our customers or utilize the inventory in production. Our reserve for excess and obsolete inventory is based on the forecasted demand we receive from our customers and the age of our inventory. When a determination is made that the inventory will not be utilized in production it is written-off and disposed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is calculated by the straight-line method over the estimated useful lives of depreciable assets which are as follows:

Buildings and improvements	10 to 30 years
Machinery and equipment	3 to 7 years
Furniture, fixtures and other equipment	3 to 10 years
Land use rights in China	50 years

Cost and accumulated depreciation for property retired or disposed of are removed from the accounts and any resulting gain or loss is included in earnings. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense was $263.3 million, $239.1 million and $223.0 million for 2006, 2005 and 2004, respectively.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Recoverability of a long-lived asset is measured by a comparison of the carrying amount to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal.

Goodwill and Acquired Intangibles

Goodwill is recorded when the cost of an acquisition exceeds the fair value of the net tangible and identifiable intangible assets acquired. Goodwill and indefinite-lived intangible assets are tested for impairment at least annually. Goodwill is tested for impairment at the reporting unit level. These tests are performed more frequently if warranted. Impairment losses are recorded when the carrying amount of goodwill exceeds its implied fair value.

Finite-lived intangible assets include customer relationship and supply agreements as well as patents and technology rights and are amortized on a straight-line basis over their estimated useful lives, generally for periods ranging from 5 to 10 years. We continually evaluate the reasonableness of the useful lives of these assets. Finite-lived intangibles are tested for recoverability whenever events or changes in circumstances indicate the carrying amount many not be recoverable. An impairment loss, if any, would be measured as the excess of the carrying value over the fair value determined by discounted cash flows. Amortization of finite-lived assets was $9.6 million, $9.5 million, and $6.7 million for 2006, 2005, 2004, respectively.

Other Noncurrent Assets

Other noncurrent assets consist principally of deferred income tax assets, deferred debt issuance costs and refundable security deposits. At December 31, 2005, other noncurrent assets includes $19.3 million related to the advance on the acquisition of the remaining minority interest in Unitive Semiconductor Taiwan ("UST"), which we acquired in 2006.

Other Noncurrent Liabilities

Other noncurrent liabilities consist primarily of customer advance payments (see Note 14 "Other Noncurrent Liabilities").

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) consisted of the following:

	December 31,	
	2006	2005
	(In thousands)	
Cumulative unrealized foreign currency translation gains	$ 4,813	$3,658
Pension liability adjustments	(11,835)	—
Unrealized gains on securities	960	—
Total	$ (6,062)	$3,658

The pension liability amounts above are net of deferred taxes of $0.8 million. The unrealized gains on securities have no tax effect. No income taxes are provided on foreign currency translation gains as foreign earnings are considered permanently invested.

Revenue Recognition and Risk of Loss

We recognize revenue from our packaging and test services when there is evidence of a fixed arrangement, delivery has occurred or services have been rendered, fees are fixed or determinable, and collectibility is reasonably assured. Generally these criteria are met and revenue is recognized upon shipment. Such policies are consistent with the provisions in Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, *Revenue Recognition in Financial Statements.*

We do not take ownership of customer-supplied semiconductor wafers. Title and risk of loss remains with the customer for these materials at all times. Accordingly, the cost of the customer-supplied materials is not included in the consolidated financial statements.

A sales allowance is recognized in the period of sale based upon historical experience. Additionally, provisions are made for doubtful accounts when there is doubt as to the collectibility of accounts receivable. Collectibility is assessed based on the age of the balance, the customer's historical payment history and its current credit worthiness.

Shipping and Handling Fees and Costs

Amounts billed to customers for shipping and handling are presented in net sales. Costs incurred for shipping and handling are included in costs of sales.

Research and Development Costs

Research and development expenses include costs attributable to the conduct of research and development programs primarily related to the development of new package designs and improving the efficiency and capabilities of our existing production processes. Such costs include salaries, payroll taxes, employee benefit costs, materials, supplies, depreciation on and maintenance of research equipment, fees under licensing agreements, services provided by outside contractors, and the allocable portions of facility costs such as rent, utilities, insurance, repairs and maintenance, depreciation and general support services. All costs associated with research and development are expensed as incurred.

Provision for Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized.

In determining the amount of the valuation allowance, we consider estimated future taxable income, as well as feasible tax planning strategies, in each taxing jurisdiction. If all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if we will ultimately be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be released to income as a credit to income tax expense. We monitor on an ongoing basis our ability to utilize our deferred tax assets and the continuing need for a related valuation allowance. At December 31, 2006, we continued to record a valuation allowance for substantially all of our deferred tax assets.

New Accounting Standards

Recently Adopted Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of SFAS No. 87, Employers' Accounting for Pensions, SFAS No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and Termination Benefits, SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, and SFAS No. 132(R), Employers' Disclosure about Pensions and Other Postretirement Benefits* ("SFAS No. 158"). SFAS No. 158 requires the recognition of the funded status of a defined benefit pension plan (other than a multi-employer plan) as an asset or liability in the statement of financial position and the recognition of changes in the funded status through comprehensive income in the year in which such changes occur. We adopted the recognition provisions of SFAS No. 158 and initially applied those to the funded status of our defined benefit pension plans as of December 31, 2006. The initial recognition of the funded status of our defined benefit pension plans resulted in a decrease in stockholders' equity of $11.8 million, which was net of a tax benefit of $0.8 million.

SFAS No. 158 also requires that the funded status of a plan be measured as of the date of the year-end statement of financial position. We currently measure our funded status as of the balance sheet date. Accordingly, the adoption of the measurement provisions of SFAS No. 158 will have no impact on our financial statements (see Note 13 for further discussion).

Effective January 1, 2006, we adopted SFAS No. 123 (revised 2004), *Share-Based Payments* ("SFAS No. 123(R)"), which revises SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB No. 25"). We elected the modified prospective method of adoption meaning that years prior to 2006 reflect stock-based compensation expense determined pursuant to the provisions of APB No. 25 (see Note 3 for further discussion).

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements* ("SAB No. 108"). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB No. 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of the company's balance sheet and statement of operations and the related financial statement disclosures. Under certain circumstances, SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment recorded to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. SAB No. 108 did not have an impact on our consolidated balance sheet and statement of operations.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs, an Amendment of ARB No. 43, Chapter 4* ("SFAS No. 151"). SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance in this Statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted the provisions of SFAS No. 151 on January 1, 2006. The adoption of this Statement did not have a material impact on our financial statements.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions* ("SFAS No. 153"). SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of Accounting Principles Board Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective in fiscal years beginning after June 15, 2005. We adopted the provisions of SFAS No. 153 on January 1, 2006. The adoption of this statement did not have a material impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections. SFAS No. 154* replaces APB No. 20, *Accounting Changes* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements* ("SFAS No. 154") and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and how to report such a change. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We adopted the provisions of SFAS No. 154 on January 1, 2006.

In November 2005, FASB issued FASB Staff Position ("FSP") FAS 115-1/FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("FSP 115-1/124-1"). FSP 115-1/124-1 provides guidance on determining when investments in certain debt and equity securities are considered impaired, whether that impairment is other-than-temporary, and on measuring such impairment loss. FSP 115-1/124-1 also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP is required to be applied to reporting periods beginning after December 15, 2005. We adopted the provisions FSP 115-1/124-1 on January 1, 2006. The adoption of this FSP did not have a material impact on our financial statements and disclosures.

Recently Issued Standards

In February 2006, FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments* ("SFAS No. 155"), which amends SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133") and SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS No. 140"). SFAS No. 155 simplifies the accounting for certain derivatives embedded in other financial instruments by allowing them to be accounted for as a whole if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 also clarifies and amends certain other provisions of SFAS No. 133 and SFAS No. 140. SFAS No. 155 is effective for all financial instruments acquired, issued or subject to a remeasurement event occurring in fiscal years beginning after September 15, 2006. Earlier adoption is permitted, provided the company has not yet issued financial statements, including for interim periods, for that fiscal year. We do not expect the adoption of SFAS No. 155 will have a material impact on our financial statements and disclosures.

In June 2006, the FASB ratified Emerging Issues Task Force ("EITF") Issue No. 06-03 *How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation)* ("Issue No. 06-03"). Under Issue No. 06-03, a company must disclose its accounting policy regarding the gross or net presentation of certain taxes. If taxes included in gross revenues are significant, a company must disclose the amount of such taxes for each period for which an income statement is presented (i.e.; both interim and annual periods). Taxes within the scope of this Issue are those that are imposed on and concurrent with a specific revenue-producing transaction. Taxes assessed on an entity's activities over a period of time, such as gross receipts taxes, are not within the scope of the issue. Issue No. 06-03 is effective for the first annual or interim reporting period beginning after December 15, 2006. We do not expect the adoption of Issue No. 06-03 will have a material impact on our financial statements and disclosures.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN No. 48"), which clarifies the accounting and disclosure for uncertainty in income tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. FIN 48 requires that we recognize in our consolidated financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosures. This interpretation is effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to the opening balance of retained earnings. While our analysis of the impact of this interpretation is ongoing, we do not expect the adoption of FIN No. 48 to have a material impact on the opening balance of retained earnings upon adoption on January 1, 2007.

The FASB has issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for more information about (1) the extent to which companies measure assets and liabilities at fair value, (2) the information used to measure fair value, and (3) the effect that fair value measurements have on earnings. SFAS No. 157 will apply whenever another standard requires (or permits) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value to any new circumstances. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact of this standard on our financial statements and disclosures.

2. Restatement of Stock-based Compensation Expense from 1998 through March 2006, Special Committee and Company Findings Relating to Stock Options

In October 2006, we restated our historical consolidated financial statements included in our 2005 Annual Report on Form 10-K and restated certain other historical financial information relating to accounting for stock options. As a result of a report by a third party financial analyst issued on May 25, 2006, we commenced an initial review of our historical stock option granting practices. This review included a review of hard copy documents as well as a limited set of electronic documents. Following this initial review, on July 24, 2006 our Board of Directors established a Special Committee comprised of independent directors to conduct a review of our historical stock option granting practices since our initial public offering in 1998 through June 30, 2006.

Based on the findings of the Special Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes. In accordance with APB No. 25, and related interpretations, with respect to the period through December 31, 2005, we should have recorded compensation expense in an amount per share subject to each option to the extent that the fair market value of our stock on the correct measurement date exceeded the exercise price of the option. For periods commencing January 1, 2006, compensation expense is recorded in accordance with SFAS No. 123(R). We also identified a number of other option grants for which we failed to properly apply the provisions of APB No. 25 or SFAS No. 123 and related interpretations of each pronouncement. In considering the causes of the accounting errors set forth below, the Special Committee concluded that the evidence did not support a finding of intentional manipulation of stock option grant pricing by any member of existing management. However, based on its review, the Special Committee identified evidence that supported a finding of intentional manipulation of stock option pricing with respect to annual grants in 2001 and 2002 by a former executive and that other former executives may have been aware of, or participated in this conduct. In addition the Special Committee identified a number of other factors related to our internal controls that contributed to the accounting errors that led to the October 2006 restatement of our prior filings. Our financial statements as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 were previously restated to reflect the corrections of these errors and were included in our Annual Report on Form 10-K/A for the year ended December 31, 2005 as filed on October 6, 2006. The following table reconciles share-based compensation previously recorded, the impact of these errors, by type, to the total restated share-based compensation for all periods impacted:

	Six Months Ended June 30, 2006	Year Ended December 31,								Total Compensation Expense
		2005	2004	2003	2002	2001	2000	1999	1998	
	Unaudited	(In thousands)								
Stock-based compensation, as originally recorded (with no net tax effect)	$1,591	$ 45	$ 594	$ —	$ —	$ —	$ —	$ —	$—	$ 2,230
Restatement adjustments:										
Improper measurement dates for annual stock option grants	$ 299	$255	$7,577	$6,453	$50,476	$19,103	$11,216	$ 189	$—	$ 95,568
Modifications to stock option grants	—	9	(536)	711	1,832	2,331	1,063	4,119	—	9,529
Improper measurement dates for other stock option grants	80	64	217	102	787	426	211	181	20	2,088
Stock option grants to non-employees	—	—	26	172	153	430	830	26	4	1,641
Additional compensation expense	379	328	7,284	7,438	53,248	22,290	13,320	4,515	24	108,826
Tax related effects	129	18	144	198	8,356	(6,477)	(3,826)	(1,339)	(8)	(2,805)
Impact of restatement adjustments on net income (loss)	$ 508	$346	$7,428	$7,636	$61,604	$15,813	$ 9,494	$ 3,176	$16	$106,021
Stock-based compensation, as restated	1,970	373	7,878	7,438	53,248	22,290	13,320	4,515	24	111,056
Tax related effects	129	18	144	198	8,356	(6,477)	(3,826)	(1,339)	(8)	(2,805)
Stock-based compensation, as restated, net of tax	$2,099	$391	$8,022	$7,636	$61,604	$15,813	$ 9,494	$ 3,176	$16	$108,251

Improper Measurement Dates for Annual Stock Option Grants. We determined that, in connection with our annual stock option grants to employees in 1999, 2000, 2001, 2002 and 2004, the number of shares that an individual employee was entitled to receive was not determined until after the original grant date, and therefore the measurement date for such options was subsequent to the original grant date. As a result, we restated our financial information to increase stock-based compensation expense by a total of $95.6 million recognized over the applicable vesting periods. For certain of these options forfeited in 2002 in connection with an option exchange program ("2002 Option Exchange Program"), the remaining compensation expense was accelerated into 2002. For certain other options, compensation expense was accelerated into 2004, in connection with the acceleration of all unvested options as of July 1, 2004 ("2004 Accelerated Vesting"). We undertook the 2004 Accelerated Vesting program for the purpose of enhancing employee morale, helping retain high potential employees in the face of a downturn in industry conditions and to avoid future compensation charges subsequent to the adoption of SFAS No. 123(R).

Modifications to Stock Option Grants. We determined that from 1998 through 2005, we had not properly accounted for stock options modified for certain individuals who held consulting, transition or advisory roles with us. These included instances of continued vesting after an individual was no longer required to provide substantive services to Amkor after an individual converted from an employee to a consultant or advisory role, and extensions of option vesting and exercise periods. Some of these modifications were not identified in our financial reporting processes and were therefore not properly reflected in our financial statements. As a result, we restated our financial information to increase stock-based compensation expense by a total of $9.5 million recognized as of the date of the respective modifications.

Improper Measurement Dates for Other Stock Option Grants. We determined that from 1998 through 2005, we had not properly accounted for certain employee stock options granted prior to obtaining authorization of the grants. These options included those granted as of November 9, 1998 in connection with the settlement of a deferred compensation liability to employees that had not been approved by our Board of Directors until November 10, 1998 as well as stock options granted to new hires and existing employees in recognition of achievements, promotions, retentions and other events. As a result of these errors, we restated our financial information to increase stock-based compensation expense by a total of $2.1 million recognized over the applicable vesting periods. For certain of these option grants, the recognition of this expense was also accelerated under the 2002 Option Exchange Program or the 2004 Accelerated Vesting, as described under "Improper Measurement Dates for Annual Stock Option Grants."

Stock Option Grants to Non-employees. We determined that from 1998 to 2004, we had not properly accounted for stock option grants issued to employees of an equity affiliate, consultants, or other persons who did not meet the definition of an employee. We erroneously accounted for such grants in accordance with APB No. 25 rather than SFAS No. 123 and related interpretations. As a result, we restated our financial information to increase stock-based compensation expense by a total of $1.6 million.

All of the foregoing charges were non-cash and had no impact on our reported net sales or cash or cash equivalents. The aggregate amount of the additional stock-based compensation expense that we identified as a result of the stock option review is approximately $108.8 million through June 30, 2006.

Incremental stock-based compensation charges of $108.8 million resulted in deferred income tax benefits of $3.2 million. Such amount is nominal relative to the amount of the incremental stock-based compensation charges as we maintained a full valuation allowance against our domestic deferred tax assets since 2002 coupled with the fact that incremental stock-based compensation charges relating to our foreign subsidiaries were not deductible for local tax purposes during the relevant periods due to the absence of related re-charge agreements with those subsidiaries. The $3.2 million deferred tax benefit resulted primarily from the write-off of stock-based compensation related deferred tax assets to additional paid-in capital in 2002; such write-off had originally been charged to income tax expense in 2002. We also recorded payroll related taxes totaling $0.4 million primarily relating to certain of our French employees.

As a result of our determination that the exercise prices of certain option grants were below the market price of our stock on the actual grant date, we evaluated whether the affected employees would have any adverse tax consequences under Section 409A of the Internal Revenue Code (the "IRC"). Because Section 409A relates to the employee's income recognition as stock options vest, when we accelerated the vesting of all unvested options in July 2004 (the "2004 Accelerated Vesting" described under "Improper Measurement Dates for Annual Grants") the impact of Section 409A was mitigated for substantially all of our outstanding stock grants. For stock options granted subsequent to the 2004 Accelerated Vesting, the impact of Section 409A is not expected to materially impact our employees and financial statements as a result of various transition rules and potential remediation efforts. Further we considered IRC Section 162 (m) and its established limitation thresholds relating to total remuneration and concluded, for periods prior to June 30, 2006, that our tax deductions related to stock-based compensation were not materially changed as a result of any employee whose remuneration changed as a result of receiving an option at less than fair value.

As described in Note 16, the SEC has requested that we provide documentation related to our historical stock option practices expanding the scope of its ongoing investigation of us concerning unrelated matters. We intend to continue to cooperate with the SEC.

3. Stock Compensation Plans

Effective January 1, 2006, we adopted SFAS No. 123(R) which revises SFAS No. 123 and supersedes APB No. 25. SFAS No. 123(R) requires that all share-based payments to employees, including grants of employee stock options, be measured at fair value and expensed over the service period (generally the vesting period). Upon adoption, we transitioned to SFAS No. 123(R) using the modified prospective method, whereby compensation cost under SFAS No. 123(R) is recognized beginning January 1, 2006 and thereafter, with prior periods' stock-based compensation for option and employee stock purchase plan activity still determined pursuant to APB No. 25 with pro forma disclosure provided as if SFAS No. 123 had been applied. We continue to use the Black-Scholes option valuation model to value stock options. Compensation expense is measured and recognized beginning in 2006 as follows:

Awards granted after December 31, 2005 — Awards are measured at their fair value at the date of grant under the provisions of SFAS No. 123(R) with the resulting compensation expense recognized ratably over the vesting period of the award. However, if the employee becomes eligible for retirement during the vesting period, the compensation expense is recognized ratably only until the retirement eligibility date. For employees eligible for retirement on the date of grant, compensation expense is recognized immediately.

Awards granted prior to December 31, 2005 — Awards were measured at their fair value at the date of original grant under the original provisions of SFAS 123. Compensation expense associated with the unvested portion of these options at January 1, 2006 is recognized ratably over the remaining vesting period without regard to the employee's retirement eligibility. Upon retirement, any unrecognized compensation expense will be recognized immediately.

For all grants, the amount of compensation expense to be recognized is adjusted for an estimated forfeiture rate which is based on historical data. For the year ended December 31, 2006, we recognized compensation expense of $4.8 million, with no tax impact, which was substantially a result of the adoption of SFAS No. 123(R). The adoption of SFAS 123(R) reduced our basic and diluted earnings per share by $0.03 for the year ended December 31, 2006.

The following table presents stock-based compensation expense included in the consolidated statement of operations:

	For the Year Ended December 31,		
	2006	2005	2004
	(In thousands)		
Cost of sales	$2,470	$182	$4,562
Selling, general, and administrative	2,753	191	3,316
Stock-based compensation expense	$5,223	$373	$7,878

For the year ended December 31, 2006 stock-based compensation expense includes $0.5 million in cash payments that will be made as a result of the offer to amend discussed in more detail below.

In November 2005, the FASB issued FSP No. 123R-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.* We have elected to adopt the alternative transition method provided in the FSP for calculating tax effects of equity-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool ("APIC pool") related to the tax effects of employee equity-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statement of Cash Flows of the tax effects of employee equity-based compensation awards that are outstanding upon the implementation of SFAS No. 123(R).

Prior to January 1, 2006, as permitted under SFAS No. 123, we applied APB Opinion No. 25 and related interpretations in accounting for our stock-based compensation plans. Under APB Opinion No. 25, compensation expense was recognized for stock option grants if the exercise price was below the fair value of the underlying stock at the measurement date.

Had compensation costs been determined consistent with the requirements of SFAS No. 123, pro forma net loss and net loss per common share would have been as follows:

	For the Year Ended December 31,	
	2005	2004
	(In thousands, except per share data)	
Net loss:		
Net loss, as reported	$(137,235)	$ (44,964)
Add: Total stock-based employee compensation recognized under intrinsic value method, net of tax	373	7,878
Deduct: Total stock-based employee compensation determined under fair value based method, net of tax	(2,526)	(66,577)
Net loss, pro forma	$(139,388)	$(103,663)
Loss per share:		
Basic and diluted:		
As reported	$ (0.78)	$ (0.26)
Pro forma	$ (0.79)	$ (0.59)

Pro forma compensation expense under SFAS No. 123 does not include an upfront estimate of potential forfeitures, but rather recognizes them as they occur and amortizes the compensation expense for retirement eligible individuals over the vesting period without consideration to acceleration of vesting. These computational differences and the differences in the terms and nature of 2006 stock-based compensation awards create incomparability between the pro forma stock compensation presented above and the stock compensation expense recognized in 2006.

Stock Option Plans

Stock options are generally granted with an exercise price equal to the market price of the stock at the date of grant. Substantially all of the options granted are generally exercisable pursuant to a two to four-year vesting schedule and the term of the options granted is no longer than ten years.

1998 Director Option Plan. The option grants under the Director Plan are automatic and non-discretionary. As of January 1, 2003, the Director Plan provides for an initial grant of options to purchase 20,000 shares of common stock to each new non-employee director of Amkor when such individual first becomes an outside director. In addition, each non-employee director will automatically be granted subsequent options to purchase 10,000 shares of common stock on each date on which such director is re-elected by the stockholders of Amkor, provided that as of such date such director has served on the Board of Directors for at least six months. Each option granted to a non-employee director vests over a three-year period. Future grants to non-employee directors are permitted to be granted, and may to be granted under the Director Plan or the 1998 Stock Plan.

1998 Stock Plan. The 1998 Stock Plan generally provides for the grant to employees, directors and consultants of stock options and stock purchase rights. Under the 1998 Stock Plan, there is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 5 million as of each January 1. Unless determined otherwise by the Board of Directors or a committee appointed by the Board of Directors, options and stock purchase rights granted under the 1998 Plan are not transferable by the optionee. In general, the options granted will vest over a four year-period.

2003 Nonstatutory Inducement Grant Stock Plan. On September 9, 2003, we initiated the 2003 Nonstatutory Inducement Grant Stock Plan (the "2003 Plan"). The 2003 Plan generally provides for the grant to employees, directors and consultants of stock options and stock purchase rights and is generally used as an inducement benefit for the purpose of retaining new employees.

A summary of the stock option plans and the respective plan termination dates and shares available for grant as of December 31, 2006 is shown below.

Stock Option Plans	1998 Director Option Plan	1998 Stock Plan	2003 Inducement Plan
Contractual Life (yrs)	10	10	10
Plan termination date	January 2008	January 2008	Board of Directors Discretion
Shares available for grant at December 31, 2006	141,666	6,874,394	345,600

During August 2004 the Compensation Committee of our Board of Directors approved the full vesting of all unvested outstanding employee stock options that were issued prior to July 1, 2004:

In the fourth quarter of 2006, we extended an offer to amend the exercise price of certain options that were granted at a discount from fair market value as the holder may be subject to adverse tax consequences under Section 409A of the U.S. Internal Revenue Code. For each of the 735,000 options held by the 260 individuals accepting our offer to amend their options, a cash payment was made in January 2007 for the difference between the new exercise price per share of the amended option and the original exercise price per share. We recognized $0.5 million in compensation expense in 2006 related to this offer.

In order to calculate the fair value of stock options at the date of grant, we used the Black-Scholes option pricing model. Expected volatilities are based on historical performance of our stock. We also use historical data to estimate the timing and amount of option exercises and forfeitures within the valuation model. The expected term of the options is based on evaluations of historical and expected future employee exercise behavior and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The following assumptions were used to calculate weighted average fair values of the options granted:

	For the Year Ended December 31,		
	2006	2005	2004
Expected life (in years)	5.8	5.8	4.0
Risk-free interest rate	4.6%	4.0%	3.3%
Volatility	78.4%	91%	94%
Dividend yield	—	—	—
Weighted average grant date fair value per option granted	$ 4.82	$3.34	$ 4.86
Intrinsic value of options exercised (in thousands)	$1,500	$ 50	$1,414

The following is a summary of all option activity for the year ended December 31, 2006:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2005	16,369,994	$10.53		
Granted	894,475	$ 6.89		
Exercised	(375,660)	$ 5.86		
Forfeited or expired	(1,554,720)	$10.46		
Outstanding at December 31, 2006	15,334,089	$10.47	5.68	$13,944,543
Exercisable at December 31, 2006	12,153,240	$11.21	5.23	$ 6,443,597
Fully vested and expected to vest at December 31, 2006	14,125,617	$10.44	5.69	$13,166,295

Total unrecognized compensation expense from stock options was $6.9 million as of December 31, 2006, which is expected to be recognized over a weighted-average period of 1.67 years.

Employee Stock Purchase Plan (ESPP). A total of 1,000,000 shares of common stock were available for sale under the ESPP annually until the plan was terminated in April 2006. For the years ended December 31, 2006, 2005 and 2004 we issued 999,981, 992,952 and 999,817 shares, respectively, at an average fair value of $2.78, $0.85 and $2.55 per share, respectively.

We valued our ESPP purchase rights using the Black-Scholes option pricing model, which incorporated the assumptions noted in the table below. The risk-free interest rate was based on the U.S. Treasury yield curve in effect at the time of grant.

	For the Year Ended December 31,		
	2006	2005	2004
Expected life (in years)	0.5	0.5	0.5
Risk-free interest rate	4.8%	4.4%	3.5%
Volatility	66%	64%	97%
Dividend yield	—	—	—

For the year ended December 31, 2006 and 2005, cash received under all share-based payment arrangements was $5.0 million and $2.8 million, respectively. There was no tax benefit realized. The related cash receipts are included in financing activities in the accompanying Consolidated Statements of Cash Flows.

4. Income Taxes

Geographic sources of income (loss) before income taxes and minority interest are as follows:

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
United States	$(49,187)	$(116,175)	$(49,670)
Foreign	231,681	(29,113)	20,802
	$182,494	$(145,288)	$(28,868)

The provision (benefit) for income taxes includes federal, state and foreign taxes currently payable and those deferred because of temporary differences between the financial statement and the tax bases of assets and liabilities.

The components of the provision (benefit) for income taxes are as follows:

	For the Year Ended December 31,		
	2006	2005	2004
Current			
Federal	$ (406)	$(34,535)	$11,029
State	—	—	—
Foreign	11,646	3,942	7,766
	11,240	(30,593)	18,795
Deferred			
Federal	—	25,023	213
State	—	—	—
Foreign	(32)	19	(3,816)
	(32)	25,042	(3,603)
Total provision (benefit)	$11,208	$ (5,551)	$15,192

The reconciliation between the U.S. federal statutory income tax rate of 35% and our income tax provision (benefit) is as follows:

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Expected federal tax at 35%	$ 63,873	$(50,851)	$(10,104)
State taxes, net of federal benefit	6,077	(4,368)	(1,546)
Foreign income taxed at different rates	(57,824)	46,308	1,434
Repatriation of foreign earnings and profits	33,203	—	60,201
Adjustments related to prior years	(2,066)	(68,972)	1,816
Change in valuation allowance	(23,677)	74,952	(34,160)
Income tax credits generated	(9,388)	(4,218)	(4,290)
Other permanent differences	1,010	1,598	1,841
Total	$ 11,208	$ (5,551)	$ 15,192

The following is a summary of the components of our deferred tax assets and liabilities:

	December 31,	
	2006	2005
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 159,488	$ 182,599
Capital loss carryforwards	108,523	108,723
Investments	16,715	15,841
Income tax credits	21,136	12,183
Property, plant and equipment	11,152	20,167
Other	30,770	31,785
Total deferred tax assets	347,784	371,298
Valuation allowance	(328,083)	(351,952)
Total deferred tax assets net of valuation allowance	19,701	19,346
Deferred tax liabilities:		
Property, plant and equipment	7,319	5,598
Other	4,827	6,972
Total deferred tax liabilities	12,146	12,570
Net deferred tax assets	$ 7,555	$ 6,776

In 2006, the valuation allowance on our deferred tax assets decreased by $23.9 million, primarily as a result of a $14.5 million benefit relating to utilization of U.S. net operating loss carryforwards and a $6.4 million benefit relating to utilization of Taiwanese net operating loss carryforwards. In 2006, the current earnings and profits of our wholly-owned subsidiary in the Philippines was considered a deemed dividend for U.S. tax purposes resulting in use of U.S. net operating loss carryforwards which had no incremental effect on our consolidated provision. During 2005, the valuation allowance on our deferred tax assets increased by $75.0 million, resulting from a charge to establish a valuation allowance against the increase in our U.S., Taiwanese, Singaporean, and Philippine net operating loss carryforwards, capital loss carryforwards, tax credits and other deferred tax assets. In 2004, the valuation allowance on our deferred tax assets decreased by $24.5 million, primarily as a result of a $34.2 million benefit relating to utilization of U.S. net operating loss carryforwards, offset by a $9.7 million valuation allowance against UST's net operating losses which was recorded in connection with our UST acquisition accounting. In connection with our divestiture in 2004 of 10.1 million shares of ASI common stock, we generated a capital loss of approximately $56.8 million; however, we provided a full valuation allowance against such capital loss because we did not have any offsetting capital gains. At December 31, 2006, the valuation allowance includes amounts relating to the tax benefits of pre-acquisition net operating losses and credits. If these benefits are subsequently realized, they will be recorded to goodwill and non-current intangible assets in the amounts of $14.7 million and $3.7 million, respectively.

At December 31, 2006, the valuation allowance includes amounts relating to tax benefits of the tax deduction associated with employee stock options. If these benefits are subsequently realized, they will be recorded to contributed capital in the amount of $3.0 million. As a result of net operating loss carryforwards, we were not able to recognize the windfall tax benefits of stock option deductions in 2006 because the deductions did not reduce income tax payable using a with-and-without approach for the utilization of tax attributes.

As a result of certain capital investments, export commitments and employment levels, income from operations in Korea, the Philippines, China and Singapore is subject to reduced tax rates, and in some cases is exempt from taxes. In Korea, we benefit from a tax holiday extending through 2014 that provides for a 100% tax holiday for seven years and then a 50% tax holiday for an additional three years. In the Philippines, our operating locations operate in economic zones and in exchange for tax holidays, we have committed to certain export and employment levels. For 2005, certain qualifying Philippine operations benefited from a full tax holiday, expiring at the end of 2005, while the remaining operations benefited from a perpetual reduced tax rate of 5%. The full tax holiday on certain qualifying Philippine operations was extended through 2006. As a result of our 2001 investment in China, we expect to benefit from a 100% tax holiday for five years and then a 50% tax holiday for an additional five years. This tax holiday commences in the first full taxable period when our Chinese operations have taxable income, after utilization of any allowable Chinese net operating loss carryforwards. The tax holiday in China has not yet commenced. In October 2006, we were granted a ten year pioneer incentive award by the Singapore Economic Development Board. Singapore operations will benefit from a 100% tax holiday for up to ten years, beginning on January 1, 2007. As a result of the net operating losses incurred by our foreign subsidiaries subject to tax holidays, we did not recognize any benefits relating to such tax holidays in 2006, 2005 or 2004 other than in the Philippines. In 2006, our Philippines operations recognized $2.1 million in tax benefits, or $0.01 per diluted share, as a result of the tax holiday on certain qualifying operations.

At December 31, 2006, we have U.S. and state net operating losses available to be carried forward totaling $362.8 million and $269.8 million, respectively, expiring in varying amounts through 2025. Additionally, as of December 31, 2006, our Taiwan and Philippines operations had $47.2 million and $3.9 million respectively, of net operating losses available for carryforward. If these foreign net operating losses are not utilized, they will expire in varying amounts through 2011. Net operating losses generated in Singapore through 2006 are not available for carryforward to future periods in connection with the pioneer incentive award granted in October 2006. We also have U.S. capital loss carryforwards of $271.3 million which will expire in varying amounts from 2007 through 2009. Our ability to utilize our U.S. net operating and capital loss carryforwards may be limited in the future if we experience an ownership change as defined by the Internal Revenue Code.

At December 31, 2006, we have various tax credits available to be carried forward including U.S foreign income tax credits totaling $5.7 million, expiring in 2011, and Taiwanese income tax credits totaling $13.2 million, expiring in varying amounts through 2010.

Income taxes have not been provided on the undistributed earnings of our foreign subsidiaries (approximately $138.1 million at December 31, 2006) over which we have sufficient influence to control the distribution of such earnings and have determined that such earnings have been reinvested indefinitely. These earnings could become subject to either or both federal income tax and foreign withholding tax if they are remitted as dividends, if foreign earnings are loaned to any of our domestic subsidiaries, or if we sell our investment in such subsidiaries. We estimate that repatriation of these foreign earnings would generate additional foreign withholding taxes of approximately $22.7 million. There would be no U.S. federal income tax since our U.S. net operating losses exceed the amount of undistributed foreign earnings.

At December 31, 2006 and 2005, current deferred tax assets of $4.2 million and $5.3 million, respectively, are included in other current assets and noncurrent deferred tax assets of $3.4 million and $3.7 million, respectively, are included in other assets in the consolidated balance sheet. In addition, at December 31, 2006 and 2005, current deferred tax liabilities of $0.0 million and $0.1 million, respectively, are included in other current liabilities and noncurrent deferred tax liabilities of $0.1 million and $2.2 million, respectively, are included in other noncurrent liabilities in the consolidated balance sheet.

We operate in and file income tax returns in various U.S. and foreign jurisdictions which are subject to examination by tax authorities. For our larger foreign operations, our tax returns have been examined through 1999 in Korea, through 2001 in the Philippines and through 2002 in Taiwan and Japan. Our tax returns for open years in all jurisdictions are subject to changes upon examination.

During 2003, the Internal Revenue Service ("IRS") commenced an examination of our U.S. federal income tax returns relating to years 2000 and 2001. In September 2005, the Congressional Joint Committee on Taxation approved the settlement of our IRS examination of the years 2000 and 2001. As part of the settlement, we agreed to make certain adjustments to our U.S. federal income tax returns in the years 2000 through 2003 for local attribution of income resulting from inter-company transactions, including ownership and use of intellectual property, in various U.S. and foreign jurisdictions. The IRS adjustments for the years 2000 and 2001 lowered our U.S. net operating loss carryforwards by $29.2 million. As a result of the finalization of this IRS examination, we reduced our deferred tax assets by $25.0 million and our accrued income taxes by $28.4 million, resulting in a net tax benefit of $3.4 million recorded in 2005.

During 2005, the IRS also commenced an examination of our U.S. federal income tax returns relating to years 2002 and 2003. The IRS exam, a limited scope examination, primarily reviewing inter-company transfer pricing and cost sharing issues carried over from the 2000 and 2001 examination, was completed in 2006. Upon settlement of the exam, we agreed to four adjustments, lowering our U.S. net operating loss carryforwards by $49.3 million. There was no impact to our consolidated statements of operations as we maintain a full valuation allowance against the related deferred tax assets.

Our estimated tax liability is subject to change as examinations of specific tax years are completed in the respective jurisdictions. Amounts accrued for potential income tax assessments, which are included in accrued expenses in the consolidated balance sheet, total $2.0 million and $2.8 million at December 31, 2006 and 2005, respectively. The $0.8 million reduction in our related accrual was primarily attributable to a reduction for state taxes paid relating to the 2000 and 2001 IRS audit.

We believe that any additional taxes or related interest over the amounts accrued will not have a material effect on our financial condition, results of operations or cash flows, nor do we expect that examinations to be completed in the near term would have a material favorable impact. However, resolution of these matters involves uncertainties and there are no assurances that the outcomes will be favorable.

5. Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted EPS adjusts net income and the outstanding shares for the dilutive effect of stock options and convertible debt. The basic and diluted EPS amounts are the same for the years ended December 31, 2005 and 2004, as a result of the potentially dilutive securities being antidilutive due to net losses. The following table summarizes the computation of basic and diluted EPS:

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Net income (loss) — basic	$170,084	$(137,235)	$(44,964)
Adjustment for dilutive securities on net income:			
Interest on 2.5% convertible notes due 2011, net of tax	2,823	—	—
Interest on 6.25% convertible notes due 2013, net of tax	6,477	—	—
Net income (loss) — diluted	$179,384	$(137,235)	$(44,964)
Weighted average shares outstanding — basic	177,682	176,385	175,342
Effect of dilutive securities:			
Stock options	674	—	—
2.5% convertible notes due 2011	7,849	—	—
6.25% convertible notes due 2013	13,351	—	—
Weighted average shares outstanding — diluted	199,556	176,385	175,342
EPS:			
Basic	$ 0.96	$ (0.78)	(0.26)
Diluted	$ 0.90	$ (0.78)	(0.26)

The following table summarizes the potential shares of common stock that were excluded from diluted EPS, because the effect of including these potential shares was antidilutive:

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Stock options	13,275	16,370	17,727
5.0% convertible notes due 2006	2,517	2,554	2,554
5.75% convertible notes due 2007	1,571	6,419	6,657
6.25% convertible notes due 2013	—	1,134	—
Total potentially dilutive shares	17,363	26,477	26,938
Stock options excluded from diluted EPS because the exercise price was greater than the average market price of the common shares	13,275	16,283	14,346

6. Accounts Receivable, Trade

Accounts receivable, trade consists of the following:

	December 31,	
	2006	2005
	(In thousands)	
Accounts receivable	$392,370	$395,180
Allowance for sales credits	(9,247)	(8,738)
Allowance for doubtful accounts	(2,235)	(4,947)
	$380,888	$381,495

7. Inventories

Inventories consist of the following:

	December 31,	
	2006	2005
	(In thousands)	
Raw materials and purchased components, net of reserves of $25.5 million and $23.7 million, respectively	$126,492	$106,308
Work-in-process	34,676	30,124
Finished goods	3,010	1,677
	$164,178	$138,109

8. Property Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,	
	2006	2005
	(In thousands)	
Land	$ 110,730	$ 111,451
Land use rights in China	19,945	19,945
Buildings and improvements	790,847	655,042
Machinery and equipment	2,057,939	1,958,181
Furniture, fixtures and other equipment	141,621	140,163
Construction in progress	8,617	103,439
	3,129,699	2,988,221
Less — Accumulated depreciation and amortization	(1,686,096)	(1,568,749)
	$ 1,443,603	$ 1,419,472

Construction in progress at December 31, 2005, includes $95.4 million related to the facility in Shanghai, China. During the second quarter of 2006, the facility in Shanghai, China was completed and moved out of construction in progress. We have rights to use the land on which this facility is located for a period of 50 years.

The following table reconciles our activity related to property, plant and equipment payments as presented on the statement of cash flows to property, plant and equipment additions reflected on the balance sheet:

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Payments for property, plant, and equipment	$315,873	$295,943	$407,740
Increase (decrease) in property, plant, and equipment in accounts payable and accrued expenses, net	(16,850)	(1,164)	(2,014)
Property, plant and equipment additions	$299,023	$294,779	$405,726

9. Goodwill and Other Intangible Assets

The change in the carrying value of goodwill, all of which relates to our packing services segment, are as follows:

	(In thousands)
Balance as of December 31, 2004	$656,052
Translation adjustments	(2,335)
Balance as of December 31, 2005	653,717
Goodwill acquired	17,911
Translation adjustments	272
Balance as of December 31, 2006	$671,900

In January 2006, we acquired an additional 39.6% of UST for $18.4 million, which was funded out of an escrow set up in December 2005. The majority of the purchase price was allocated to goodwill resulting in $17.9 million of goodwill acquired in 2006. We acquired additional shares later in the first quarter of 2006 resulting in our combined ownership in UST of 99.86% as of December 31, 2006.

During the second quarters of 2006 and 2005, in accordance with the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), we performed our annual impairment test on goodwill and as the fair value of our packaging service exceeded its carrying value, we concluded that goodwill is not impaired.

Acquired intangibles as of December 31, 2006 consist of the following:

	Gross	Accumulated Amortization	Net
		(In thousands)	
Patents and technology rights	$74,468	$(50,167)	$24,301
Customer relationship and supply agreements	8,858	(3,465)	5,393
	$83,326	$(53,632)	$29,694

Acquired intangibles as of December 31, 2005 consist of the following:

	Gross	Accumulated Amortization	Net
		(In thousands)	
Patents and technology rights	$73,573	$(41,839)	$31,734
Customer relationship and supply agreements	8,858	(2,201)	6,657
	$82,431	$(44,040)	$38,391

Amortization expense was $9.6 million, $9.5 million and $6.7 million in 2006, 2005 and 2004, respectively. Based on the amortizing assets recognized in our balance sheet at December 31, 2006, amortization for each of the next five fiscal years is estimated as follows:

	(In thousands)
2007	$9,527
2008	9,400
2009	5,253
2010	2,813
2011	1,519

The weighted average amortization period for the patents and technology rights is 9.0 years. The weighted average amortization period for all intangible assets is 8.7 years.

In connection with our January 2004 acquisition of Amkor Iwate Corporation (see Note 19 "Acquisitions"), we recorded a customer relationship intangible asset of $3.3 million. This asset is amortized on a straight-line basis, against net revenues, over its 7-year useful life.

In connection with our May 2004 acquisition from IBM and Xin Development Co., Ltd. (see Note 19 "Acquisitions"), we entered into a supply agreement to provide IBM certain packaging and test services. This supply agreement was recorded as an intangible asset in our consolidated balance sheet at a cost of $5.5 million. The supply agreement expires December 31, 2010 and is being amortized on a straight-line basis against net revenues over the 6.5 year term of the agreement.

10. Investments

Investments include non-current marketable securities and equity investments as follows:

	December 31,	
	2006	2005
	(In thousands)	
Marketable securities classified as available for sale:		
Dongbu Electronics Inc. (ownership of 1% at December 31, 2006 and 2% at December 31, 2005)	$6,643	$8,879
Other marketable securities classified as available for sale	31	714
Total marketable securities	6,674	9,593
Equity investments	1	75
	$6,675	$9,668

During 2004, we sold 10.1 million shares of Dongbu Electronics stock and completed other related transactions generating cash proceeds of $49.7 million and a net gain of $21.6 million. During 2005, we recognized impairment charges totaling $3.7 million related to our Dongbu Electronics investment, which was a charge of $4.0 million offset by the realization of $0.3 million in previously unrealized gains which were included in other comprehensive income at December 31, 2004. These charges were recognized as we believed the related decline in value was other than temporary.

During 2006, we recognized further impairment charges of $3.2 million as we believed the related decline in value during these periods was other than temporary. As of December 2006, the stock price for Dongbu Electronics had recovered resulting in $0.9 million of unrealized gains included in other comprehensive income.

11. Accrued Expenses

Accrued expenses consist of the following:

	December 31,	
	2006	2005
	(In thousands)	
Accrued interest	$ 22,721	$ 34,545
Accrued payroll	39,998	26,339
Customer advances	17,533	2,526
Accrued income taxes	5,382	2,776
Other accrued expenses	59,867	57,841
	$145,501	$124,027

12. Debt

Following is a summary of short-term borrowings and long-term debt:

	December 31, 2006	December 31, 2005
	(In thousands)	
Debt of Amkor Technology, Inc.		
Senior secured credit facilities:		
$100 million revolving credit facility, LIBOR plus 1.5% — 2.25%, due November 2009	$ —	$ —
Second lien term loan, LIBOR plus 4.5%, due October 2010	300,000	300,000
Senior Notes		
9.25% Senior notes due February 2008	88,206	470,500
7.125% Senior notes due March 2011	248,877	248,658
7.75% Senior notes due May 2013	425,000	425,000
9.25% Senior notes due June 2016	400,000	—
Senior Subordinated Notes		
10.5% Senior subordinated notes due May 2009	21,882	200,000
2.5% Convertible senior subordinated notes due May 2011, convertible at $14.59 per share	190,000	—
Subordinated Notes:		
5.75% Convertible subordinated notes due June 2006, convertible at $35.00 per share	—	133,000
5.0% Convertible subordinated notes due March 2007, convertible at $57.34 per share	142,422	146,422
6.25% Convertible subordinated notes due December 2013, convertible at $7.49 per share, related party	100,000	100,000
Notes payable and other debt	—	823
Debt of Subsidiaries:		
Secured Term Loans:		
Term loan, Taiwan 90-Day Commercial Paper secondary market rate plus 2.25% due June 2008	8,411	11,329
Term loan, Taiwan 90-Day Commercial Paper primary market rate plus 1.2%, due November 2010	45,024	55,586
Secured equipment and property financing	12,626	20,454
Revolving credit facilities	22,571	26,501
Other debt	296	2,363
	2,005,315	2,140,636
Less: Short-term borrowings and current portion of long-term debt	(185,414)	(184,389)
Long-term debt (including related party)	$1,819,901	$1,956,247

Debt of Amkor Technology Inc.

Senior Secured Credit Facilities

In November 2005, we entered into a $100.0 million first lien revolving credit facility available through November 2009, with a letter of credit sub-limit of $25.0 million. Interest is charged under the credit facility at a floating rate based on the base rate in effect from time to time plus the applicable margins which range from 0.0% to 0.5% for base rate revolving loans, or LIBOR plus 1.5% to 2.25% for LIBOR revolving loans. The LIBOR-based interest rate at December 31, 2006 was 6.86%; however, no borrowings were outstanding on this credit facility. Amkor Technology, Inc., along with, Unitive Inc. ("Unitive") and Unitive Electronics Inc. ("UEI"), were co-borrowers under the loan and granted a first priority lien on substantially all of their assets, excluding inter-company loans and the capital stock of foreign subsidiaries and certain domestic subsidiaries. In November 2006, Unitive and UEI were merged into Amkor. As of December 31, 2006, we had utilized $0.2 million of the available letter of credit sub-limit, and had $99.8 million available under this facility. The borrowing base for the revolving credit facility is based on the valuation of our eligible accounts receivable. We incur commitment fees on the unused amounts of the revolving credit facility ranging from 0.25% to 0.50%, based on our liquidity. This facility includes a number of affirmative and negative covenants, which could restrict our operations. If we were to default under the first lien revolving credit facility, we would not be permitted to draw additional amounts, and the banks could accelerate our obligation to pay all outstanding amounts.

In October 2004, we entered into a $300.0 million second lien term loan with a group of institutional lenders. The term loan bears interest at a rate of LIBOR plus 450 basis points (9.87% and 8.88% at December 31, 2006 and December 31, 2005, respectively); and matures in October 2010. In 2006, we liquidated certain of our subsidiaries, and Unitive, UEI, Amkor International Holdings, LLC ("AIH") and P-Four, Inc. ("P-Four") ceased to be guarantors under the term loan. The second lien term loan is secured by a second lien on substantially all of our U.S. subsidiaries' assets, including a portion of the shares of certain of our foreign subsidiaries. As of October 27, 2006 we have the option to prepay the loan at any time, subject to an initial prepayment premium of 3% of the principal amount prepaid. The second lien term loan agreements contain a number of affirmative and negative covenants which could restrict our operations. If we were to default under the facility, the lenders could accelerate our obligation to pay all outstanding amounts.

Senior and Senior Subordinated Notes

In February 2001, we issued $500.0 million of 9.25% Senior Notes due February 2008 (the "2008 Notes"). As of December 31, 2005, we had purchased $29.5 million of these notes. In January 2006, we purchased an additional $30.0 million of these notes and recorded a gain on extinguishment of $0.7 million which is included in debt retirement costs, net, which was partially offset by the write-off of a proportionate amount of our deferred debt issuance costs of $0.2 million. A portion of the 2008 Notes are not redeemable prior to their maturity. In April 2006, we announced a tender offer for the 2008 Notes. We used the net proceeds from the 2016 Notes (described below) to purchase $352.3 million in notes tendered. We recorded a $20.2 million loss on extinguishment related to premiums paid for the purchase of the 2008 Notes and a $2.2 million charge for the associated unamortized deferred debt issuance costs. Both charges are included in debt retirement costs, net.

In March 2004, we issued $250.0 million of 7.125% Senior Notes due March 2011 (the "2011 Notes"). The 2011 Notes were priced at 99.321%, yielding an effective interest rate of 7.25%. The 2011 Notes are redeemable by us at any time provided we pay the holders a "make-whole" premium. Prior to March 15, 2007, we may redeem up to 35% of the aggregate principal amount of the notes from the proceeds of one or more equity offerings at a price of 107.125% of the principal amount plus accrued and unpaid interest.

In May 2003, we issued $425.0 million of 7.75% Senior Notes due May 2013 (the "2013 Notes"). The 2013 Notes are not redeemable at our option until May 2008.

In May 2006, we issued $400.0 million of 9.25% Senior Notes due June 2016 (the "2016 Notes"). The Notes are redeemable by us prior to June 1, 2011 provided we pay the holders a "make-whole" premium. After June 1, 2011, the 2016 Notes are redeemable at specified prices. In addition, prior to June 1, 2009, we may redeem up to 35% of the notes at a specified price with the proceeds of certain equity offerings. After deducting fees to the underwriter, the net proceeds were used to purchase a portion of the 2008 Notes, and to pay respective accrued interest and tender premiums.

In May 1999, we issued $200.0 million of 10.5% Senior Subordinated Notes due May 2009 (the "2009 Notes"). In June 2006, we used the proceeds from the May 2011 Notes (described below) in connection with a partial call of the 2009 Notes for which $178.1 million of the 2009 Notes were repurchased. We recorded a $3.1 million loss on extinguishment related to premiums paid for the purchase of the 2009 Notes and a $2.2 million charge for the associated unamortized deferred debt issuance costs. Both charges are included in debt retirement costs, net. As of December 31, 2006, the 2009 Notes were redeemable at our option at a price of 101.25% of the principal of the notes plus accrued and unpaid interest.

The senior and senior subordinated notes contain a number of affirmative and negative covenants, which could restrict our operations. Unitive, UEI, AIH, P-Four and Amkor Technology Limited ("ATL") previously guaranteed the senior and senior subordinated notes. In 2006, we liquidated certain of our subsidiaries and the guarantees of the senior and senior subordinated notes terminated or were released in accordance with the terms of the indentures governing the notes.

Senior Subordinated and Subordinated Convertible Notes

In May 2006, we issued $190.0 million of our 2.5% Convertible Senior Subordinated Notes due 2011 (the "May 2011 Notes"). The May 2011 Notes are convertible at any time prior to the maturity date into our common stock at a price of $14.59 per share, subject to adjustment. The notes are subordinated to the prior payment in full of all of our senior debt. After deducting fees to the underwriter, the net proceeds from the issuance of the May 2011 Notes were used to repurchase a portion of the 2009 Notes, pay respective accrued interest and call premiums.

In May 2001, we issued $250.0 million of our 5.75% Convertible Subordinated Notes due June 2006 (the "2006 Notes"). In November 2003, we purchased $17.0 million of the 2006 Notes with the proceeds of an equity offering. In November 2005, we purchased an additional $100.0 million of the 2006 Notes with proceeds from the issuance of $100.0 million of 6.25% Convertible Subordinated Notes due December 2013 described below. We purchased such 2006 Notes on the open market at 99.125% and recorded a gain on extinguishment of $0.9 million which was partially offset by the write-off of a proportionate amount of our deferred debt issuance costs of $0.3 million. In January 2006, we purchased an additional $1.0 million of the 2006 Notes at 99.25%. In June 2006, we repaid the remaining balance of $132.0 million at the maturity date with cash on hand.

In March 2000, we issued $258.8 million of our 5.0% Convertible Subordinated Notes due March 2007 (the "2007 Notes"). The 2007 Notes are convertible at any time prior to the maturity date into our common stock at any time at a conversion price of $57.34 per share, subject to adjustment. The notes are subordinated to the prior payment in full of all of our senior and senior subordinated debt. In November 2003, we repurchased $112.3 million of our 2007 Notes with the proceeds of an equity offering. In 2003, we recorded a $2.5 million loss on extinguishment related to premiums paid for the purchase of the 2007 Notes and a $2.2 million charge for the associated unamortized deferred debt issuance costs. In June 2006, we repurchased $4.0 million of our 2007 Notes at 99.875%. As of December 31, 2006, the 2007 Notes were redeemable at our option at a price of 100.714% of the principal of the notes plus accrued and unpaid interest.

In November 2005, we issued $100.0 million of our 6.25% Convertible Subordinated Notes due December 2013 (the "December 2013 Notes") in a private placement to James J. Kim, Chairman and Chief Executive Officer, and certain Kim family members. The December 2013 Notes are convertible at any time prior to the maturity date into our common stock at an initial price of $7.49 per share (the market price of our common stock on the date of issuance of the December 2013 Notes was $6.20 per share), subject to adjustment. The December 2013 Notes are subordinated to the prior payment in full of all of our senior and senior subordinated debt. In March 2006, we filed a registration statement with the SEC registering the notes and the shares of common stock issuable upon conversion, pursuant to the requirements of a registration rights agreement. The proceeds from the sale of the December 2013 Notes were used to purchase a portion of the 2006 Notes described above. The notes are not redeemable at our option until December 2010.

Debt of Subsidiaries

Secured Term Loans

In June 2005, UST entered into a New Taiwan Dollar ("NT$") 400.0 million (approximately $12.2 million) term loan due June 20, 2008 (the "UST Note"), which accrues interest at the Taiwan 90-Day Commercial Paper Secondary Market rate plus 2.25% (4.23% and 3.97% as of December 31, 2006 and December 31, 2005). The proceeds of the UST Note were used to satisfy notes previously held by UST. Amkor has guaranteed the repayment of this loan. The agreement governing the UST Note includes a number of affirmative and negative covenants which could restrict our operations. If we were to default under the facility, the lenders could accelerate our obligation to pay all outstanding amounts.

In September 2005, Amkor Technology Taiwan, Inc. ("ATT") entered into a short-term interim financing arrangement with two Taiwanese banks for NT$1.0 billion (approximately $30.0 million) (the "Bridge Loan") in connection with a syndication loan led by the same lenders. In November 2005, ATT finalized the NT$1.8 billion (approximately $53.5 million) syndication loan due November 2010 (the "Syndication Loan"), which accrues interest at the Taiwan 90-Day Commercial Paper Primary Market rate plus 1.2%. At December 31, 2006 and December 31, 2005, the interest rate was 3.22% and 3.0%, respectively. A portion of the Syndication Loan was used to pay off the Bridge Loan. Amkor has guaranteed the repayment of this loan. The agreement governing the Syndication Loan includes a number of affirmative, negative and financial covenants, which could restrict our operations. If we were to default under the facility, the lenders could accelerate our obligation to pay all outstanding amounts.

Secured Equipment and Property Financing

Our secured equipment and property financing consists of loans secured with specific assets at our Japanese, Singaporean and Chinese subsidiaries. Our credit facility in Japan provides for equipment financing on a three-year basis for each piece of equipment purchased. The Japanese facility accrues interest at 3.59% on all outstanding balances and has maturities at various times between 2006 and 2008. In December 2005, our Singaporean subsidiary entered into a loan with a finance company for $10.0 million, which accrues interest at 4.86% and is due December 2008. The loan, guaranteed by Amkor Technology, Inc., is secured by a monetary security deposit and certain equipment in our Singapore facility. In May 2004, our Chinese subsidiary entered into a $5.5 million credit facility secured with buildings at one of our Chinese production facilities and is payable ratably through January 2012. The interest rate for the Chinese financing at December 31, 2006 and December 31, 2005, was 6.14%, and 5.58%, respectively. These equipment and property financings contain affirmative and negative covenants, which could restrict our operations, and, if we were to default on our obligations under these financings, the lenders could accelerate our obligation to repay amounts borrowed under such facilities.

Revolving Credit Facilities

Amkor Iwate Corporation, a Japanese subsidiary ("AIC"), has a revolving line of credit with a Japanese bank for 2.5 billion Japanese yen (approximately $21.2 million), maturing in September 2007, that accrues interest at the Tokyo Interbank Offering Rate ("TIBOR") plus 0.6%. The interest rate at December 31, 2006 ranged from 0.97% to 1.04%, and December 31, 2005 was 0.66%. Amounts drawn on the line of credit were $7.6 million and $21.2 million at December 31, 2006 and December 31, 2005, respectively.

Additionally, AIC has a revolving line of credit at a Japanese bank for 300.0 million Japanese yen (approximately $2.5 million), maturing in June 2007, that accrues interest at TIBOR plus 0.5%. The interest rate at December 31, 2006 and December 31, 2005 was 0.92% and 0.56%, respectively. There were no amounts drawn on the line of credit as of December 31, 2006 and December 31, 2005, respectively.

In September 2005, our Philippine subsidiary entered into a one-year revolving line of credit that accrues interest at LIBOR plus 1.0% (5.2% at December 31, 2005). In January 2006, we repaid all amounts outstanding under the Philippine revolving line of credit, and replaced it with a new revolving line of credit for $5.0 million, maturing in September 2006, that accrues interest at LIBOR plus 1.0%. This line of credit was absorbed by the line of credit entered into in April 2006. In April 2006, our Philippine subsidiary renewed and increased its revolving line of credit from 500.0 million Philippine peso (approximately $9.8 million) to 795.0 million Philippine peso (approximately $15.5 million), maturing March 2007, that accrues interest at LIBOR plus 1.0% (6.23% at December 31, 2006). There were no amounts outstanding at December 31, 2006.

In January 2006, Amkor Assembly & Test (Shanghai) Co. Ltd., a Chinese subsidiary ("AATS"), entered into a $15.0 million working capital facility which bears interest at LIBOR plus 1.25%, which matured and was paid off in January 2007. The borrowings outstanding as of December 31, 2006 were $15.0 million. At December 31, 2006, the interest rate ranged from 6.62% to 6.81% based on the dates of borrowing.

These lines of credit contain certain affirmative and negative covenants, which could restrict our operations. If we were to default on our obligations under any of these lines of credit, we would not be permitted to draw additional amounts, and the lenders could accelerate our obligation to pay all outstanding amounts.

Other Debt

Other debt includes debt related to our Taiwanese subsidiaries with fixed and variable interest rates maturing in 2007. Interest rates on this debt ranged from 3.14% to 4.5% as of December 31, 2006 and ranged from 2.67% to 3.10% as of December 31, 2005.

Compliance with Debt Covenants

We were in compliance with all of our covenants as of December 31, 2006 and 2005.

Maturities

	Total debt (In thousands)
Payments Due for the Year Ending December 31,	
2007	$ 185,414
2008	109,515
2009	33,745
2010	311,901
2011	439,562
Thereafter	925,178
Total	$2,005,315

13. Pension and Severance Plans

U.S. Defined Contribution Plan

We have a defined contribution plan covering substantially all U.S. employees. Eligible employees can contribute up to 60% of their salary, subject to annual Internal Revenue Service limitations. We match in cash 75%

of the employee's contributions up to a defined maximum on an annual basis. The expense for this plan was $1.9 million, $2.2 million and $1.9 million in 2006, 2005 and 2004, respectively.

Taiwan Defined Contribution Plan

On July 1, 2005, we implemented a defined contribution plan under the Taiwanese Labor Pension Act in Taiwan whereby employees can contribute up to 6% of salary. We contribute no less than 6% of the employees' salaries up to a defined maximum into their individual accounts. The expense for this plan in 2006 and 2005 was $1.6 million and $0.9 million, respectively.

Korean Severance Plans

Our Korean subsidiary participates in an accrued severance plan that covers employees and directors with at least one year of service. Eligible employees are entitled to receive a lump-sum payment upon termination of employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits are estimated assuming all eligible employees were to terminate their employment at the balance sheet date. Our contributions to the National Pension Plan of the Republic of Korea are deducted from accrued severance benefit liabilities. During 2006, we announced an early voluntary retirement program. All charges related to this program were paid as of December 31, 2006. See Note 20 for future discussion. The changes to our Korean severance accrual are as follows:

	December 31,		
	2006	2005	2004
		(In thousands)	
Balance at the beginning of year	$117,911	$ 93,500	$66,939
Provision of severance benefits	29,393	26,824	20,130
Severance payments	(14,474)	(5,314)	(5,133)
Loss on foreign currency translation	10,992	2,901	11,564
	143,822	117,911	93,500
Payments remaining with the Korean National Pension Fund	(1,500)	(1,488)	(1,521)
Balance at the end of year	$142,322	$116,423	$91,979

The estimated future benefit payments related to our Korean severance plans are as follows:

2007	$ 5,110
2008	5,212
2009	5,317
2010	5,423
2011	5,531
2012 to 2016	29,361

Foreign Defined Benefit Pension Plans

Our Philippine, Taiwanese and Japanese subsidiaries sponsor defined benefit plans (the "Plans") that cover substantially all of their respective employees who are not covered by statutory plans. Charges to expense are based upon costs computed by independent actuaries.

We adopted the recognition provisions of SFAS No. 158 and initially applied them to the funded status of our defined benefit postretirement plans as of December 31, 2006. The initial recognition of the funded status of our defined benefit postretirement plans resulted in a decrease in stockholders' equity of $11.8 million, which was net of a tax benefit of $0.8 million.

The incremental effect of applying SFAS No. 158 on individual lines of the consolidated balance sheet at December 31, 2006, was:

	Before Application of SFAS No. 158	Incremental Effect of Applying SFAS No. 158	After Application of SFAS No. 158
		In thousands	
Other assets	$ 50,153	$ (306)	$ 49,847
Total assets	3,041,570	(306)	3,041,264
Pension and severance obligations	158,099	11,971	170,070
Other non-current liabilities	30,450	(442)	30,008
Total liabilities	2,631,212	11,529	2,642,741
Accumulated other comprehensive income (loss)	5,773	(11,835)	(6,062)
Total stockholders' equity	405,755	(11,835)	393,920
Total liabilities and stockholders' equity	3,041,570	(306)	3,041,264
Impact of implementation of SFAS 158 on accumulated other comprehensive income (loss):			
Unrecognized initial net obligation		$ (314)	
Unrecognized prior service cost		(813)	
Unrecognized net loss		(11,484)	
Deferred tax associated with pension obligation		776	
Adjustment to accumulated other comprehensive income (loss)		$(11,835)	

The following table sets forth the Plans' benefit obligations, fair value of the Plans' assets and the funded status of the Plans at December 31, 2006 and 2005.

	December 31,	
	2006	2005
	(In thousands)	
Change in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 34,441	$ 33,105
Service cost	4,364	5,182
Interest cost	2,805	2,146
Effect of curtailment	—	(21)
Benefits paid	(1,719)	(1,153)
Actuarial (gains) losses	14,259	(5,937)
Foreign exchange loss	2,098	1,119
Projected benefit obligation at end of year	$ 56,248	$ 34,441
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 22,193	$ 17,293
Actual return on plan assets	2,797	439
Employer contributions	4,498	4,557
Benefits paid	(1,719)	(931)
Foreign exchange gain	1,302	835
Fair value of plan assets at end of year	$ 29,071	$ 22,193
Reconciliation of funded status:		
Funded status of the plan at end of year	$(27,177)	$(12,248)
Unrecognized transition obligation		369
Unrecognized prior service cost		881
Unrecognized actuarial losses (gains)		(1,878)
Net amount recognized		$(12,876)

	December 31,	
	2006	2005
	(In thousands)	
Amounts recognized in the consolidated balance sheets consist of:		
Prepaid benefit cost (included in noncurrent assets)	$ 256	$ 318
Accrued benefit liability (included in Pension and Severance obligations)	(27,433)	(13,432)
Intangible asset	—	238
Net amount recognized at year end	$(27,177)	$(12,876)
Projected benefit obligation	$ 56,248	$ 34,441
Accumulated benefit obligation	25,449	18,420
Fair value of plan assets	29,071	22,193
Minimum liability	—	238

Information for pension plans with benefit obligations in excess of plan assets are as follows:

	For the Year Ended December 31,		
	2006	2005	2004
		(In thousands)	
Plans with underfunded or non-funded projected benefit obligation:			
Aggregate projected benefit obligation	$51,505	$34,441	$33,105
Aggregate fair value of plan assets	24,072	22,193	17,293
Plans with underfunded or non-funded accumulated benefit obligation:			
Aggregate accumulated benefit obligation	4,945	3,630	2,634
Aggregate fair value of plan assets	325	275	191

The following table sets forth the net periodic pension costs for each year in the three-year period ended December 31, 2006.

	December 31,		
	2006	2005	2004
		(In thousands)	
Components of net periodic pension cost and total pension expense:			
Service cost	$ 4,364	$ 5,182	$4,841
Interest cost	2,805	2,146	1,683
Expected return on plan assets	(1,597)	(1,289)	(973)
Amortization of transitional obligation	71	73	60
Amortization of prior service cost	69	71	82
Recognized actuarial loss	—	52	5
Net periodic pension cost	5,712	6,235	5,698
Curtailments	—	216	—
Total pension expense	$ 5,712	$ 6,451	$5,698

	2006	2005	2004
Weighted-average assumptions used in computing the net periodic pension cost and projected benefit obligation at year end:			
Discount rate for determining net periodic pension cost	8.1%	6.3%	7.2%
Discount rate for determining benefit obligations at year end	6.1%	8.1%	6.3%
Rate of compensation increase for determining net periodic pension cost	6.5%	6.2%	6.4%
Rate of compensation increase for determining benefit obligations at year end	7.0%	6.5%	6.2%
Expected rate of return on plan assets for determining net periodic pension cost	6.0%	6.4%	6.3%

The measurement date for determining the Plans' assets and benefit obligations was December 31, each year. Discount rates were generally derived from yield curves constructed from foreign government bonds for which the timing and amount of cash outflows approximate the estimated payouts.

The expected rate of return assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and the forward-looking views of the financial markets, and include input from our actuaries. We have no control over the direction of our investments in our Taiwanese defined benefit plans as the local Labor Standards Law Fund mandates such contributions into a cash account balance at the Central Trust of China. The Japanese defined benefit pension plans are non-funded plans, and as such, no assets exist related to these plans. Our investment strategy for our Philippine defined benefit plan is long-term, sustained asset growth through low to medium risk investments. The current rate of return assumption targets an asset allocation strategy for our Philippine plan assets of 20% to 75% emerging market debt, 10% to 40% international equities (primarily U.S. and Europe), and 0% to 10% international fixed-income securities. The remainder of the portfolio will contain other investments such as short-term investments. At December 31, 2006, 2005 and 2004, Philippine plan assets included $0.9 million and $0.6 million and $0.7 million, respectively, of Amkor common stock.

The weighted average asset allocations for the Plans, by asset category, are as follows:

	December 31,	
	2006	2005
Cash and cash equivalents	8.3%	11.0%
Equity securities	29.1%	22.2%
Debt securities	55.7%	65.2%
Other	6.9%	1.6%
	100.0%	100.0%

We contributed $4.5 million, $4.6 million and $3.2 million to the Plans during 2006, 2005 and 2004, respectively, and we expect to contribute $6.8 million during 2007. We closely monitor the funded status of the Plans with respect to legislative requirements. We intend to make at least the minimum contribution required by law each year.

The estimated future benefit payments related to our foreign defined benefit plans are as follows:

2007	$ 1,477
2008	1,634
2009	1,994
2010	2,897
2011	2,552
2012 to 2016	23,961

We estimate that pension expense for the year ended December 31, 2007 will include expense of $0.1 million resulting from the amortization of its related transitional obligations and prior service costs and $0.4 million resulting from the amortization of accumulated actuarial loss included in accumulated other comprehensive income at December 31, 2006.

14. Other Non-Current Liabilities

Other non-current liabilities consist of the following:

	December 31,	
	2006	2005
	(In thousands)	
Customer advances	$24,397	$ 714
Other non-current liabilities	5,611	5,395
	$30,008	$6,109

Customer advances relate to supply agreements with customers where we commit capacity in exchange for customer prepayment of services.

15. Fair Value of Financial Instruments

The estimated fair value of financial instruments has been determined using available market information and appropriate methodologies; however, considerable judgment is required in interpreting market data to develop the estimates for fair value. Accordingly, these estimates are not necessarily indicative of the amounts that we could realize in a current market exchange. Certain of these financial instruments are with major financial institutions and expose us to market and credit risks and may at times be concentrated with certain counterparties or groups of counterparties. The creditworthiness of counterparties is continually reviewed, and full performance is anticipated.

The carrying amounts reported in the balance sheet for other accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of these instruments. The methods and assumptions used to estimate the fair value of other significant classes of financial instruments is set forth below:

Cash and Cash Equivalents. Cash and cash equivalents are due on demand or carry a maturity date of less than three months when purchased. The carrying amount of these financial instruments is a reasonable estimate of fair value.

Available for sale investments. Available for sale investments are recorded at market value. The fair value of these financial instruments is estimated based on market quotes.

Long-term debt. The carrying amount of our total long-term debt as of December 31, 2006 and 2005 was $2,005.3 million and $2,140.6 million, respectively. The fair value of our total long-term debt as of December 31, 2006 and 2005, based on available market quotes, was estimated to be $2,000.6 million and $2,026.2 million, respectively.

16. Commitments and Contingencies

Leases

Future minimum lease payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year are:

	(In thousands)
2007	$ 8,776
2008	6,648
2009	5,564
2010	5,248
2011	5,432
Thereafter	26,588
Total (net of minimum sublease income of $0.7 million)	$58,256

Rent expense amounted to $16.7 million, $17.1 million and $17.8 million for 2006, 2005 and 2004, respectively.

Indemnifications and Guarantees

We have indemnified members of our Board of Directors and our corporate officers against any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the individual is or was a director or officer of Amkor. The individuals are indemnified, to the fullest extent permitted by law, against related expenses, judgments, fines and any amounts paid in settlement. We also maintain directors and officers insurance coverage in order to mitigate our exposure to these indemnification obligations. The maximum amount of future payments is generally unlimited. There is no amount recorded for these indemnifications at December 31, 2006 and 2005. Due to the nature of these indemnifications, it is not possible to make a reasonable estimate of the maximum potential loss or range of loss. No assets are held as collateral and no specific recourse provisions exist related to these indemnifications.

As of December 31, 2006, we have outstanding $0.2 million of standby letters of credit and have available an additional $24.8 million. Such standby letters of credit are used in our ordinary course of business and are collateralized by our cash balances.

We generally warrant that our services will be performed in a professional and workmanlike manner, and in compliance with our customers' specifications. We accrue costs for known warranty issues. Historically, our warranty costs have been immaterial.

Litigation

We are involved in claims and legal proceedings and we may become involved in other legal matters arising in the ordinary course of our business. We evaluate these claims and legal matters on a case-by-case basis to make a determination as to the impact, if any, on our results of operations or financial condition. Except as indicated below, we currently believe that the ultimate outcome of these claims and proceedings, individually and in the aggregate, will not have a material adverse impact on our financial position, results of operations or cash flows. The estimate of the potential impact of these claims and legal proceedings on our financial position, results of operations or cash flows could change in the future.

We currently are party to the legal proceedings described below. Attorney fees related to legal matters are expensed as incurred. During 2006 and 2005, we recorded a provision of $1.0 million and $50.0 million, respectively, related to the epoxy mold compound matter discussed below. There were no charges in 2004.

Tessera, Inc. v. Amkor Technology, Inc.

On March 2, 2006, Tessera, Inc. filed a Request for Arbitration (the "Request") with the International Court of Arbitration of the International Chamber of Commerce, captioned *Tessera, Inc. v. Amkor Technology, Inc.* The subject matter of the arbitration is a license agreement entered into between Tessera and our predecessor in 1996. The license agreement pertains to certain patents and know-how relating to semiconductor packaging. In their Request, Tessera alleges that Amkor owes Tessera royalties under the license agreement in an amount between $85 and $115 million for semiconductor packages assembled by us through 2005. In our Answer and Counterclaim, we denied that any royalties were owed, and asserted that we are not using any of the licensed Tessera patents or know-how. We also asserted defenses and counterclaims of invalidity and unenforceability of the four patents identified by Tessera in their Request as the basis for their claim (U.S. Patent Nos. 5,697,977, 5,852,326, 6,433,419 and 6,465,893). On November 10, 2006, Tessera provided their Preliminary Claim Charts and added two additional patents to the proceeding, U.S. Patent Nos. 6,133,627 and 5,861,666. Discovery is proceeding, and the arbitration is currently set for a hearing beginning October 2007. Although we believe that we have meritorious defenses and counterclaims in this matter and will seek a judgment in our favor, as of the date of this Annual Report, it is not possible to predict the outcome or likely outcome of the arbitration or the total cost of resolving this controversy including the impact of possible future claims of additional royalties by Tessera. The final resolution of this controversy could result in significant liabilities and could have a material adverse effect on our financial condition, results of operations and cash flows.

Securities Class Action Litigation

On January 23, 2006, a purported securities class action suit entitled *Nathan Weiss et al. v. Amkor Technology, Inc.* et al., was filed in U.S. District Court for the Eastern District of Pennsylvania against Amkor and certain of its current and former officers. Subsequently, other law firms filed two similar cases, which were consolidated with the initial complaint. In August 2006 and again in November 2006, the plaintiffs amended the complaint. The plaintiffs added additional officer, director and former director defendants and allege improprieties in certain option grants. The amended complaint further alleges that defendants improperly recorded and accounted for the options in violation of generally accepted accounting principles and made materially false and misleading statements and omissions in its disclosures in violation of the federal securities laws, during the period from July 2001 to July 2006. The amended complaint seeks certification as a class action pursuant to Fed. R. Civ. Proc. 23, compensatory damages, costs and expenses, and such other further relief as the Court deems just and proper. On December 28, 2006, pursuant to motion by defendants, the U.S. District Court for the Eastern District of Pennsylvania transferred this action to the U.S. District Court for the District of Arizona.

Shareholder Derivative Lawsuits

On February 23, 2006, a purported shareholder derivative lawsuit entitled *Scimeca v. Kim, et al.* was filed in the U.S. District Court for the District of Arizona against certain of Amkor's current and former officers and directors. Amkor is named as a nominal defendant. In September 2006 and again in November 2006, the plaintiff amended the complaint to add allegations relating to option grants and added additional defendants, including the remaining members of the current board, former board members, and former officers. The complaint includes claims for violation of Section 14(a) of the Exchange Act, breach of fiduciary duty, abuse of control, waste of corporate assets, unjust enrichment and mismanagement, and is generally based on the same allegations as in the securities class action litigation described above.

On March 2, 2006, a purported shareholder derivative lawsuit entitled *Kahn v. Kim, et al.* was filed in the Superior Court of the State of Arizona against certain of Amkor's current and former officers and directors. Amkor is named as a nominal defendant. The complaint includes claims for breach of fiduciary duty and unjust enrichment, and is based on allegations similar to those made in the previously filed federal shareholder derivative action. This action has been stayed pending resolution of the federal derivative suit referenced above.

On or about October 10, 2006, a purported shareholder derivative lawsuit entitled *Feldgus v. Kim, et al.* was filed in the Superior Court of the State of Arizona against certain of Amkor's current and former officers and directors. Amkor is named as a nominal defendant. The complaint includes claims for breach of fiduciary duty and unjust enrichment and contains allegations relating to option grants similar to those made in the previously filed federal shareholder derivative action referred to above. This action has been stayed pending resolution of the federal derivative suit referenced above.

The derivative complaints seek monetary damages, an order directing the Company to take all necessary actions to improve corporate governance as may be necessary, equitable and/or injunctive relief as permitted by law, disgorgement, restitution, costs, fees, expenses and such other relief as the Court deems just and proper.

Securities and Exchange Commission Investigation

In August 2005, the Securities and Exchange Commission ("SEC") issued a formal order of investigation regarding certain activities with respect to Amkor securities. The primary focus of the investigation appears to be activities during the period from June 2003 to July 2004. We believe that the investigation continues to relate primarily to transactions in our securities by certain individuals, and that the investigation may in part relate to whether tipping with respect to trading in our securities occurred. The matters at issue involve activities with respect to Amkor securities during the subject period by certain insiders or former insiders and persons or entities associated with them, including activities by or on behalf of certain current and former members of the Board of Directors and Amkor's Chief Executive Officer. Amkor has cooperated fully with the SEC on the formal investigation and the informal inquiry that preceded it. Amkor cannot predict the outcome of the investigation. We have learned that our former general counsel, whose employment with us terminated in March of 2005, has been indicted by the United States Attorney's Office for the Eastern District of Pennsylvania for violation of the securities laws. The indictment alleges that the former general counsel traded in Amkor securities on the basis of material non-public information.

As described in Note 2, "Restatement of Stock-based Compensation Expense from 1998 through March 2006, Special Committee and Company Findings Relating to Stock Options," in July 2006, the Board of Directors established a Special Committee to review our historical stock option practices and informed the SEC of these efforts. The SEC informed us that it is expanding the scope of its investigation and has requested that we provide documentation related to these matters. We intend to continue to cooperate with the SEC. Additionally, we have voluntarily provided information to the Department of Justice relating to our historical stock option practices.

Amkor Technology, Inc. v. Motorola, Inc.

In August 2002, we filed a complaint against Motorola, Inc. ("Motorola") seeking declaratory judgment relating to a controversy between us and Motorola concerning: (i) the assignment by Citizen Watch Co., Ltd. ("Citizen") to us of a Patent License Agreement dated January 25, 1996 between Motorola and Citizen (the "License Agreement") and concurrent assignment by Citizen to us of Citizen's interest in U.S. Patents 5,241,133 and 5,216,278 (the "'133 and '278 Patents") which patents relate to ball grid array packages; and (ii) our obligation to make certain payments pursuant to an immunity agreement (the "Immunity Agreement") dated June 30, 1993 between us and Motorola, pending in the Superior Court of the State of Delaware in and for New Castle County.

We and Motorola resolved the controversy with respect to all issues relating to the Immunity Agreement, and all claims and counterclaims filed by the parties in the case relating to the Immunity Agreement were dismissed or otherwise disposed of without further litigation. The claims relating to the License Agreement and the '133 and '278 Patents remained pending.

We and Motorola both filed motions for summary judgment on the remaining claims, and oral arguments were heard in September 2003. On October 6, 2003, the Superior Court of Delaware ruled in favor of us and issued an Opinion and Order granting our motion for summary judgment and denying Motorola's motion for summary judgment. Motorola filed an appeal in the Supreme Court of Delaware. In May 2004, the Supreme Court reversed the Superior Court's decision, and remanded for further development of the factual record. The bench trial in this matter was concluded on January 27, 2006. Post-trial briefs were submitted and post-trial oral arguments were heard by the Court in April 2006. Additional post-trial oral arguments were heard by the Court on September 11, 2006. A decision from the Court is still pending. Although we believe that we have meritorious claims in this matter and will continue to seek judgment in our favor, as of the date of this Annual Report, it is not possible to predict the outcome of this litigation or the total cost of resolving this controversy, including the impact of possible future claims for royalties which may be made by Motorola if the final outcome is unfavorable. The final resolution of this controversy could result in potential liabilities that could have a material adverse effect on our financial condition, results of operations and cash flows.

Alcatel Business Systems v. Amkor Technology, Inc., Anam Semiconductor, Inc.

On November 5, 1999, we agreed to sell certain semiconductor parts to Alcatel Microelectronics, N.V. ("AME"), a subsidiary of Alcatel S.A. The parts were manufactured for us by Anam Semiconductor, Inc. ("ASI") and delivered to AME. AME transferred the parts to another Alcatel subsidiary, Alcatel Business Systems ("ABS"), which incorporated the parts into cellular phone products. In early 2001, a dispute arose as to whether the parts sold by us were defective.

Paris Commercial Court. On March 18, 2002, ABS and its insurer filed suit against us and ASI in the Paris Commercial Court of France, claiming damages of approximately 50.4 million Euros (approximately $66.5 million based on the spot exchange rate at December 31, 2006.) We have denied all liability and have not established a loss accrual associated with this claim. Additionally, we have entered into a written agreement with ASI whereby ASI has agreed to indemnify us fully against any and all loss related to the claims of AME, ABS and ABS' insurer. Dongbu Electronics, successor in interest to ASI, has acknowledged that it is the indemnifying party with respect to claims against us in this matter and in the Arbitration matter described below. The Paris Commercial Court commenced a special proceeding before a technical expert to report on the facts of the dispute. The report of the court-appointed expert was put forth on December 31, 2003. The report does not specifically allocate liability to any particular party. On May 18, 2004, the Paris Commercial Court of France declared that it did not have jurisdiction over the matter. The Court of Appeal of Paris heard the appeal regarding jurisdiction during October 2004, confirmed the first tier ruling and dismissed the appeal on November 3, 2004. A motion was filed by ABS and its insurer before the French Supreme Court to challenge the lack of jurisdiction ruling and a brief was filed by ABS and its insurer in June 2005. We filed a response brief before the French Supreme Court in August 2005. A hearing on the pending motion is expected as early as the first quarter of 2007, although it is not clear when a final ruling by the French Supreme Court will be issued.

Arbitration. In response to the French lawsuit described above, on May 22, 2002, we filed a petition to compel arbitration in the United States District Court for the Eastern District of Pennsylvania ("U.S. District Court proceeding" against ABS, AME and ABS' insurer, claiming that the dispute is subject to the arbitration clause of the November 5, 1999 agreement between us and AME. The U.S. District Court proceeding has been stayed pending resolution of the French lawsuit described above. Until recently, ABS had refused to arbitrate. However, in December 2006, ABS filed a demand for arbitration under the 1999 agreement, which demand is based on substantially the same claims raised in the French lawsuit described above.

Amkor Technology, Inc. v. Carsem (M) Sdn Bhd, Carsem Semiconductor Sdn Bhd, and Carsem Inc.

In November 2003, we filed a complaint against Carsem (M) Sdn Bhd, Carsem Semiconductor Sdn Bhd, and Carsem Inc. (collectively "Carsem") with the International Trade Commission ("ITC") in Washington, D.C., alleging infringement of our United States Patent Nos. 6,433,277; 6,455,356 and 6,630,728 (collectively the "Amkor Patents") and seeking an exclusionary order barring the importation by Carsem of infringing products. Subsequently, we filed a complaint in the Northern District of California, alleging infringement of the Amkor Patents and seeking an injunction enjoining Carsem from further infringing the Amkor Patents, treble damages plus interest, costs and attorney's fees. We allege that by making, using, selling, offering for sale, or importing into the U.S. the Carsem Dual and Quad Flat No-Lead Package, Carsem has infringed on one or more of our *Micro*-LeadFrame packaging technology claims in the Amkor Patents. The District Court action had been stayed pending resolution of the ITC case. The ITC Administrative Law Judge ("ALJ") conducted an evidentiary hearing during July and August of 2004 in Washington D.C. and issued an initial determination that Carsem infringed some of our patent claims relating to our *Micro*LeadFrame package technology, that some of our 21 asserted patent claims are valid, and that all of our asserted patent claims are enforceable. However, the ALJ did not find a statutory violation of the Tariff Act. We filed a petition in November 2004 to have the ALJ's ruling reviewed by the full International Trade Commission. The ITC ordered a new claims construction related to various disputed claim terms and remanded the case to the ALJ for further proceedings. On November 9, 2005, the ALJ issued an Initial Determination that Carsem infringed some of our patent claims and ruled that Carsem violated Section 337 of the Tariff Act. The ITC subsequently authorized the ALJ to reopen the record on certain discovery issues related to third party documents. On February 9, 2006, the ITC ordered a delay in issuance of the Final Determination, pending resolution of the third party discovery issues. The discovery issues are the subject of a subpoena enforcement action which is pending in the District Court for the District of Columbia. The case we filed in 2003 in the Northern District of California remains stayed pending completion of the ITC investigation.

Epoxy Mold Compound Litigation

Much of our litigation in prior years related to an allegedly defective epoxy mold compound, formerly used in some of our packaging services, which was alleged to have been responsible for certain semiconductor chip failures. As previously disclosed, the cases of *Fujitsu Limited v. Cirrus Logic, Inc., et al., Seagate Technology LLC v. Atmel Corporation, et al., Fairchild Semiconductor Corporation v. Sumitomo Bakelite Singapore Pte. Ltd., et al., Maxtor Corporation v. Koninklijke Philips Electronics N.V., et al., and Maxim Integrated Products, Inc. v. Amkor*

Technology, Inc., et al. have each been resolved through trial or settlement, with a complete dismissal or release of all claims.

17. Related Party Transactions

In November 2005, we sold $100.0 million of our 6.25% Convertible Subordinated Notes due 2013 in a private placement to James J. Kim, Chairman and Chief Executive Officer, and certain Kim family members. The 2013 Notes are convertible into Amkor's common stock and are subordinated to the prior payment in full of all of Amkor's senior and senior subordinated debt. See Note 12 for additional information.

Mr. JooHo Kim is an employee of Amkor and a brother of James J. Kim, our Chairman and CEO. Previously, Mr. JooHo Kim owned with his children and other Kim Family members 58.11% of Anam Information Technology, Inc., a company that provided computer hardware and software components to Amkor Technology Korea, Inc. (a subsidiary of Amkor). Mr. JooHo Kim sold all of his shares in the fourth quarter of 2006. Other Kim family members owned 48.3% as of December 31, 2006. As of September 30, 2006, a decision was made to discontinue services, and such services continue to decrease in volume. The services provided by Aman Information Technology are subject to competitive bid. During 2006, 2005, and 2004, purchases from Anam Information Technology, Inc. were $0.3 million, $1.8 million and $1.2 million, respectively. Amounts due to Anam Information Technology, Inc. at December 31, 2006 and 2005 were $0 million and $0.3 million, respectively.

Mr. JooHo Kim, together with his wife and children, own 96.1% of Jesung C&M, a company that provides cafeteria services to Amkor Technology Korea, Inc. The services provided by Jesung C&M are subject to competitive bid. During 2006, 2005, and 2004, purchases from Jesung C&M were $6.5 million, $6.5 million, and $6.4 million, respectively. Amounts due to Jesung C&M at December 31, 2006 and 2005 were $0.5 million and $0.5 million, respectively.

Dongan Engineering Co., Ltd. was 100% owned by JooCheon Kim, a brother of James J. Kim, until the third quarter of 2005. There is no longer any related party ownership. Mr. JooCheon Kim is not an employee of Amkor. Dongan Engineering Co., Ltd. provided construction and maintenance services to Amkor Technology Korea, Inc. and Amkor Technology Philippines, Inc., both subsidiaries of Amkor. The services provided by Dongan Engineering were subject to competitive bid. During 2005 and 2004, purchases from Dongan Engineering Co., Ltd were $0.5 million and $3.0 million, respectively. Amounts due to Dongan Engineering Co., Ltd. at December 31, 2005 were not significant.

We purchase leadframe inventory from Acqutek Semiconductor & Technology Co., Ltd. James J. Kim's ownership in Acqutek Semiconductor & Technology Co., Ltd. is approximately 17.7%. During 2006, 2005 and 2004, purchases from Acqutek Semiconductor & Technology Co., Ltd. were $16.7 million, $11.8 million and $11.8 million, respectively. Amounts due to Acqutek Semiconductor & Technology Co., Ltd. at December 31, 2006 and 2005, were $1.3 million and $1.4 million, respectively. The purchases are arms length and on terms consistent with our non-related party vendors.

We lease office space in West Chester, Pennsylvania from trusts related to James J. Kim. During 2006, 2005, and 2004, amounts paid for this lease were $0.1 million, $0.6 million, and $1.1 million, respectively. We vacated a portion of this space in connection with the move of our corporate headquarters to Arizona and paid a lease termination fee of $0.7 million in the second quarter of 2005. We currently lease approximately 2,700 square feet of office space from these trusts. The sublease income has been assigned to the trusts as part of vacating the office space effective July 1, 2005. The lease term is for two years, through June 30, 2007 subject to a two year renewal. Current plans are to vacate the space in June 2007. During 2005 and 2004 our sublease income includes $0.3 million and $0.6 million, respectively, from related parties.

18. Business Segments, Customer Concentrations and Geographic Information

In accordance with SFAS No. 131 *Disclosures about Segments of an Enterprise and Related Information* ("SFAS No. 131"), in the second quarter of 2006 we determined we had two reportable segments, packaging and test. Due to the expansion of our test operations, we no longer met the aggregation criteria under which packaging and test were previously considered a single reportable segment. We have included all prior period comparative information on the basis of the current reportable segments. Packaging and test are integral parts of the process of manufacturing semiconductor devices and our customers will engage with us for both packaging and test services or just packaging or test services. Our packaging services process creates an electrical interconnect between the semiconductor chip and the system board through wire bond or wafer bump technologies. In packaging, individual chips are separated from the fabricated semiconductor wafers, attached to a substrate and then encased in a protective material to provide optimal electrical connectivity and thermal performance. Our test services include the probing of fabricated wafers and testing of packaged chips using sophisticated equipment to ensure that design specifications are satisfied.

The accounting policies for segment reporting are the same as those for our consolidated financial statements. We evaluate our operating segments based on gross margin and gross property, plant and equipment. We do not specifically identify and allocate total assets by operating segment. Summarized financial information concerning reportable segments is shown in the following table. The "other" column includes other corporate adjustments, sales office and corporate property, plant and equipment.

The following supplementary information presents net sales, gross profit and gross property, plant and equipment allocated by segment:

	Packaging	Test	Other	Total
		(In thousands)		
Year Ended December 31, 2006				
Net sales	$2,449,461	$279,921	$ (822)	$2,728,560
Gross profit	586,381	89,531	(952)	674,960
Year Ended December 31, 2005				
Net sales	1,902,193	198,074	(318)	2,099,949
Gross profit	320,582	35,426	(237)	355,771
Year Ended December 31, 2004				
Net sales	1,725,989	175,290	—	1,901,279
Gross profit	330,367	32,903	—	363,270
Gross Property, Plant and Equipment				
December 31, 2006	$2,421,171	$596,079	$112,449	$3,129,699
December 31, 2005	2,351,384	514,260	122,577	2,988,221

The following table presents net sales by country based on the location of the customer:

	Net Sales		
	2006	2005	2004
		(In thousands)	
China (including Hong Kong)	$ 138,255	$ 96,516	$ 68,998
Japan	262,066	275,492	284,926
Korea	149,401	160,061	127,723
Singapore	573,072	308,457	259,193
Taiwan	207,962	173,999	170,435
Other foreign countries	404,925	367,345	307,384
Total foreign countries	1,735,681	1,381,870	1,218,659
United States	992,879	718,079	682,620
Consolidated	$2,728,560	$2,099,949	$1,901,279

No customer exceeded 10% of consolidated net sales in 2006, 2005 or 2004.

The following table presents property, plant and equipment, net, based on the location of the asset:

	Property, Plant and Equipment, net		
	2006	2005	2004
		(In thousands)	
China	$ 201,223	$ 174,055	$ 153,265
Japan	23,302	27,586	35,540
Korea	559,083	576,383	564,687
Philippines	271,903	299,406	340,415
Singapore	107,267	59,246	30,989
Taiwan	227,019	222,528	189,900
Other foreign countries	166	242	289
Total foreign countries	1,389,963	1,359,446	1,315,085
United States	53,640	60,026	65,311
Consolidated	$1,443,603	$1,419,472	$1,380,396

19. Acquisitions

Acquisitions of Unitive, Inc. and Unitive Semiconductor Taiwan Corporation

In August 2004, we acquired approximately 93% of the capital stock of Unitive, based in North Carolina, and approximately 60% of the capital stock of UST, a Taiwan-based venture owned by Unitive and various Taiwanese investors. Unitive and UST are providers of wafer level technologies and services for flip chip and wafer level packaging applications. The acquisition of Unitive and UST provide us with leading-edge technology, a strong applications development team and high volume production capacity for 300mm wafers, which contributed to the purchase price resulting in the recognition of acquired intangible assets and goodwill.

The purchase price was comprised of $48.0 million, which included cash consideration due at closing of $31.6 million, $1.0 million of direct acquisition costs and $16.2 million (or $15.4 million based on the discounted value) due one year after closing, which was paid in 2005. In addition, we assumed $24.9 million of debt. In December 2004, we acquired the remaining 7% of Unitive. In January 2006, we exercised an option to acquire an additional 39.6% of UST for $18.4 million in cash consideration, which brings our total purchase price to

$66.4 million and our combined ownership to 99.6% of UST. Both original transactions provided provisions for contingent, performance-based earn-outs which could increase the value of the transactions. With respect to Unitive, the earn-out lapsed with no additional consideration being paid to the former owners. With respect to UST, the earn-out is based on the performance of that subsidiary for the twelve month period ended January 31, 2007. We currently estimate the value of the earn-out will be approximately $0.5 million. The results of Unitive and UST operations are included in our Consolidated Statement of Operations beginning on their dates of acquisition, August 19, 2004 and August 20, 2004, respectively. As of December 31, 2006, after acquiring additional shares, we reflect as a minority interest the 0.14% of UST which we do not own.

The purchase price allocation of $66.4 million was as follows:

	(In millions)
Current assets	$ 9.9
Property, plant and equipment	45.0
Intangible assets — patents and technology rights	5.2
Goodwill	46.7
Other assets	3.0
Total assets acquired	109.8
Current liabilities	21.4
Long term debt	14.8
Other liabilities	2.8
Minority interest	4.4
Total liabilities and minority interest assumed	43.4
	$ 66.4

Acquisition from International Business Machine Corp. and Shanghai Waigaoqiao Free Trade Zone Xin Development Co., Ltd.

In May 2004, we acquired certain packaging and test assets from International Business Machines Corp. ("IBM") and Shanghai Waigaoqiao Free Trade Zone Xin Development Co., Ltd. ("Xin Development Co., Ltd."). The acquired assets included a test operation located in Singapore (primarily test equipment and workforce), a 953,000 square foot building and associated 50-year land use rights located in Shanghai, China, and other intangible assets. These assets were acquired for the purposes of increasing our packaging and test capacity. The results of our acquisition have been included in the accompanying consolidated financial statements since the acquisition date.

The purchase price was valued at approximately $138.1 million, consisting of $117.0 million of short-term notes payable (net of a $4.6 million discount), $20.0 million paid at closing and other acquisition costs of $1.1 million. The short-term notes payable, and interest thereon of $4.6 million, was paid during the fourth quarter of 2004 and is reflected as a financing use of cash in the 2004 Consolidated Statement of Cash Flows. The purchase price allocation of $138.1 million was as follows:

	(In millions)
Property, plant and equipment	$132.6
Intangible assets — supply agreement	5.5
	$138.1

Acquisitions in Japan

In January 2004, we acquired the remaining 40% ownership interest in Amkor Iwate Corporation ("AIC") from Toshiba for $12.9 million, bringing our total ownership percentage to 100%. Also in January 2004, we paid to Toshiba 220.0 million Japanese yen, or approximately $2.0 million, to terminate our commitment to purchase a tract of land adjacent to the Amkor Iwate facility. A $2.0 million charge was recorded in selling, general and administrative expenses during the fourth quarter of 2003 related to this termination fee. AIC provides packaging and test services principally to Toshiba's adjacent Iwate factory under a long-term supply agreement, which automatically renews annually by mutual consent. The difference between the purchase price of $12.9 million and the carrying value of the minority interest liability of $11.9 million was recorded as an adjustment to the carrying values of the assets and liabilities of AIC. This step acquisition adjustment was recorded based on the proportion of the minority interest acquired as follows:

	(In millions)
Reduction of minority interest liability	$11.9
Property, plant and equipment	2.4
Intangible assets	3.3
Adjustment to previously existing goodwill	(4.1)
Deferred tax liability	(0.6)
Cash paid for minority interest acquisition	$12.9

The results of our acquisitions have been included in the accompanying consolidated financial statements since the acquisition date.

20. Restructuring and Reduction in Force

During the third and fourth quarter of 2006 we implemented an early voluntary retirement program with special termination benefits to employees at our Korean subsidiary. We recorded a charge for the special termination benefits of $5.4 million, including $4.7 million charged to cost of sales and $0.7 million charged to selling, general and administrative expenses. All of these charges were paid as of December 31, 2006.

During 2005, we terminated the operations of Semisys, a Korean-based subsidiary which produced molds and other equipment used in semiconductor packaging. We recorded a charge of $3.0 million related to this shut-down, of which $2.4 million impacted gross profit and $0.6 million was recorded in selling, general and administrative expenses. The charges were related to the write-down of assets and the accrual of severance and other exit costs. All severance benefits were paid as of December 31, 2005.

During the third quarter of 2005, we temporarily assigned excess manufacturing labor force at one of our Japanese subsidiaries to one of our customers. This agreement resulted in a charge of $3.8 million, including $3.4 million charged to cost of sales and $0.4 million charged to selling, general and administrative expenses. The charge represents wage and benefit costs in excess of the reimbursement from the customer. During the third quarter of 2006, an extension of the agreement resulted in an additional charge of $0.7 million, primarily included in cost of sales. Approximately $0.3 million is remaining to be paid as of December 31, 2006.

During the third and fourth quarter of 2005, we charged $4.0 million to selling, general and administrative expenses associated with a reduction in force at our Chandler, Arizona corporate headquarters. All of these charges have been paid as of December 31, 2006.

During the third quarter of 2004, we commenced efforts related to the relocation of certain corporate functions from our West Chester, Pennsylvania location to our Chandler, Arizona location. In connection with these efforts, we recorded $1.2 million in severance and related costs. Of this $1.2 million, we recorded a charge of $0.9 million to selling, general and administrative expenses during 2004, and the remaining $0.3 million was charged to selling, general and administrative expenses during 2005. All of these charges were paid as of December 31, 2005.

21. Sale of Specialty Test Operations

In October 2005, we sold Amkor Test Services, a specialty test operation based in Wichita, Kansas, which did not meet the definition of a discontinued operation. The selling price was $8.2 million, which included a $6.9 million cash payment at closing and a 5.0% note in the amount of $1.3 million due October 2011. A 15% discount of $0.4 million was recorded on the note at the time of sale which equates to an effective interest rate of 14.5%. We recognized a pre-tax gain of approximately $4.4 million in connection with this sale.

At December 31, 2006 and 2005, the $1.3 million note receivable, reduced by the unamortized discount of $0.3 million, is included in other assets.

AMKOR TECHNOLOGY, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Period	Additions Charged to Expense	Write-offs	(a) Other	Balance at End of Period
Allowance for doubtful accounts:					
Year ended December 31, 2004	$ 6,514	(161)	(1,279)	—	$ 5,074
Year ended December 31, 2005	$ 5,074	96	(223)	—	$ 4,947
Year ended December 31, 2006	$ 4,947	(2,584)	(128)	—	$ 2,235
Deferred tax asset valuation allowance:					
Year ended December 31, 2004	$301,535	(34,167)	—	9,631	$276,999
Year ended December 31, 2005	$276,999	74,950	—	3	$351,952
Year ended December 31, 2006	$351,952	(18,437)	(5,240)	(192)	$328,083

(a) Column represents adjustments to the deferred tax asset valuation allowance as a result of business acquisitions. In addition this column represents the sale of available for sale securities and stock option transactions in which the valuation allowance is adjusted directly through stockholders' equity.

Item 9. ***Changes In and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Restatement of Stock-based Compensation Expense from 1998 through March 2006, Special Committee and Company Findings Relating to Stock Options

In October 2006, we restated our historical consolidated financial statements included in our 2005 Annual Report on Form 10-K and restated certain other historical financial information relating to accounting for stock options. As a result of a report by a third party financial analyst issued on May 25, 2006, we commenced an initial review of our historical stock option granting practices. This review included a review of hard copy documents as well as a limited set of electronic documents. Following this initial review, on July 24, 2006 our Board of Directors established a Special Committee comprised of independent directors to conduct a review of our historical stock option granting practices since our initial public offering in 1998 through June 30, 2006.

Based on the findings of the Special Committee and our internal review, we identified a number of occasions on which we used an incorrect measurement date for financial accounting and reporting purposes. In accordance with APB No. 25, and related interpretations, with respect to the period through December 31, 2005, we should have recorded compensation expense in an amount per share subject to each option to the extent that the fair market value of our stock on the correct measurement date exceeded the exercise price of the option. For periods commencing January 1, 2006, compensation expense is recorded in accordance with SFAS No. 123(R). We have also identified a number of other option grants for which we failed to properly apply the provisions of APB No. 25 or SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123") and related interpretations of each pronouncement. In considering the causes of the accounting errors set forth below, the Special Committee concluded that the evidence did not support a finding of intentional manipulation of stock option grant pricing by any member of existing management. However, based on its review, the Special Committee identified evidence that supported a finding of intentional manipulation of stock option pricing with respect to the annual grants in 2001 and 2002 by a former executive and that other former executives may have been aware of, or participated in, this conduct. In addition, the Special Committee identified a number of other factors related to our internal controls that contributed to the accounting errors that led to the October 2006 restatement of our prior filings.

Improper Measurement Dates for Annual Stock Option Grants. We determined that, in connection with our annual stock option grants to employees in 1999, 2000, 2001, 2002 and 2004, the number of shares that an individual employee was entitled to receive was not determined until after the original grant date, and therefore the measurement date for such options was subsequent to the original grant date. As a result, we restated our financial information to increase stock-based compensation expense by a total of $95.6 million recognized over the applicable vesting periods. For certain of these options forfeited in 2002 in connection with an option exchange program ("2002 Option Exchange Program"), the remaining compensation expense was accelerated into 2002. For certain other options, compensation expense was accelerated into 2004, in connection with the acceleration of all unvested options as of July 1, 2004 ("2004 Accelerated Vesting"). We undertook the 2004 Accelerated Vesting program for the purpose of enhancing employee morale, helping retain high potential employees in the face of a downturn in industry conditions and to avoid future compensation charges subsequent to the adoption of SFAS No. 123(R).

Modifications to Stock Option Grants. We determined that from 1998 through 2005, we had not properly accounted for stock options modified for certain individuals who held consulting, transition or advisory roles with us. These included instances of continued vesting after an individual was no longer required to provide substantive services to Amkor after an individual converted from an employee to a consultant or advisory role, and extensions of option vesting and exercise periods. Some of these modifications were not identified in our financial reporting processes and were therefore not properly reflected in our financial statements. As a result, we restated our financial information to increase stock-based compensation expense by a total of $9.5 million recognized as of the date of the respective modifications.

Improper Measurement Dates for Other Stock Option Grants. We determined that from 1998 through 2005, we had not properly accounted for certain employee stock options granted prior to obtaining authorization of the grants. These options included those granted as of November 9, 1998 in connection with the settlement of a deferred compensation liability to employees that had not been approved by our Board of Directors until November 10, 1998 as well as stock options granted to new hires and existing employees in recognition of achievements, promotions, retentions and other events. As a result of these errors, we restated our financial information to increase stock-based compensation expense by a total of $2.1 million recognized over the applicable vesting periods. For certain of these option grants, the recognition of this expense was also accelerated under the 2002 Option Exchange Program or the 2004 Accelerated Vesting, as described under "Improper Measurement Dates for Annual Stock Option Grants."

Stock Option Grants to Non-employees. We determined that from 1998 to 2004, we had not properly accounted for stock option grants issued to employees of an equity affiliate, consultants, or other persons who did not meet the definition of an employee. We erroneously accounted for such grants in accordance with APB No. 25 rather than SFAS No. 123 and related interpretations. As a result, we restated our financial information to increase stock-based compensation expense by a total of $1.6 million.

As a result of the findings of the Special Committee as well as our internal review, we amended our Annual Report on Form 10-K for the year ended December 31, 2005, filed on October 6, 2006, to restate our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 and the related disclosures. The amended 2005 Form 10-K/A included restated balance sheet and income statement data for 1998 through 2002 within Item 7. That amended filing also included the restated selected consolidated financial data as of and for each of the five years ended December 31, 2005, which is included in Item 6 of the 2005 Form 10-K/A, and the unaudited quarterly financial data for each of the quarters in the years ended December 31, 2005 and 2004, which is included in Item 7 of the 2005 Form 10-K/A. We amended our Quarterly Report on Form 10-Q for the quarter ended March 31, 2006, filed on October 6, 2006 to restate our condensed consolidated financial statements for the quarters ended March 31, 2006 and 2005 and the related disclosures. We also restated the June 30, 2005 condensed consolidated financial statements and related disclosures included in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on October 6, 2006. We restated the condensed consolidated financial statements and related disclosures for the periods ended September 30, 2005 included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 filed on November 8, 2006; however, such information was also previously filed on Exhibit 99.1 included in our 2005 Form 10-K/A.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of December 31, 2006. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were not effective as of December 31, 2006 as a result of the material weaknesses described below in "Management's Report on Internal Control Over Financial Reporting."

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. We previously reported the following material weaknesses in our internal control over financial reporting in our 2005 Form 10-K/A, filed on October 6, 2006. These material weaknesses continued to exist, as they were not remediated as of December 31, 2006.

1. We did not maintain effective governance and oversight, controls to prevent or detect instances of management override, and risk assessment procedures. Specifically, we failed to establish effective governance and oversight by the Compensation Committee of the Board of Directors of our activities related to the granting of stock options. Additionally, controls were not effective in adequately identifying, assessing and addressing significant risks associated with the granting of stock options that could impact our financial reporting. Finally, our controls were not adequate to prevent or detect instances of potential misconduct by members of senior management. This control deficiency resulted in the restatement of our consolidated financial information for each of the years ended from 1998 through 2005, for each of the quarters of 2005 and 2004, as well as for the first quarter of 2006. Additionally, this control deficiency could result in misstatements of our financial statement accounts and disclosures that would result in a material misstatement of the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness. This material weakness also contributed to the existence of the following additional material weakness.

2. We did not maintain effective controls over our accounting for and disclosure of our stock-based compensation expense. Specifically, effective controls, including monitoring, were not maintained to ensure the existence, completeness, accuracy, valuation and presentation of activity related to our granting and modification of stock options. This control deficiency resulted in the misstatement of our stock-based compensation expense and additional paid-in capital accounts and related disclosures, and in the restatement of our consolidated financial information for each of the years ended from 1998 through 2005, for each of the quarters of 2005 and 2004, as well as for the first quarter of 2006. Additionally, this control deficiency could result in misstatements of the aforementioned accounts and disclosures that would result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

Our principal executive officer and principal financial officer concluded that the material weaknesses described above existed, as they were not remediated as of December 31, 2006. As a result, we concluded that we did not maintain effective internal control over financial reporting as of December 31, 2006, based on the criteria in *Internal Control — Integrated Framework* issued by the COSO.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report appearing under Item 8.

Changes in Internal Control Over Financial Reporting

The following were changes in our internal control over financial reporting that occurred during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Remediation Activities Relating to Material Weaknesses

As of December 31, 2006, we completed our redesign of internal controls to remediate the material weaknesses described above and we were substantially complete with our remediation efforts but we did not have sufficient time to assess operating effectiveness of the improved internal control over financial reporting. We expect our remediation efforts and testing to be completed prior to the filing of our March 2007 Form 10-Q. Our remediation efforts include the following changed or additional control procedures to remediate the material weaknesses:

- We created and implemented formal, documented stock award grant procedures and practices to ensure systematic approval and execution of stock award grants and the proper recording of such grants in our stock administration records and financial statements;
- We conducted additional training for personnel and will conduct training for directors in areas associated with the stock award granting processes and other compensation practices. We also conducted training related to accounting for stock-based compensation; and
- We improved the manner of documenting the actions of the Compensation Committee and we are ensuring the timely reporting of Compensation Committee actions to the Board of Directors.

Other Changes in Internal Control Over Financial Reporting

Additionally, we have made changes in our internal control over financial reporting, unrelated to the material weaknesses, in conjunction with the implementation of a new Enterprise Resource Planning system at two of our subsidiaries which have materially changed our internal control over financial reporting. We expect that we will complete our implementation efforts at our largest subsidiary during the third quarter of 2007.

Item 9B. *Other Information*

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this Item 10, with the exception of information relating to the Code of Business Conduct and Ethical Guidelines as disclosed below, is incorporated herein by reference from the material included under the captions "Election of Directors," "Executive Officers," and "Compliance with Section 16(a) of the Securities Exchange Act of 1934" in our definitive proxy statement (to be filed pursuant to Regulation 14A) for our 2007 annual meeting of stockholders.

Additionally, the Company's Code of Business Conduct and Ethical Guidelines, Corporate Governance Guidelines, and the charters of the Audit Committee, Nominating and Governance Committee, and Compensation Committee are available and maintained on the Company's Web site (http://www.amkor.com).

Item 11. *Executive Compensation*

The information required by this Item 11 is incorporated herein by reference from the material included under the captions "Executive Compensation," "Comp Committee Interlocks and Insider Participation," and "Report of the Compensation Committee on Executive Compensation" in our definitive proxy statement (to be filed pursuant to Regulation 14A) for our 2007 annual meeting of stockholders.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

EQUITY COMPENSATION PLANS

The information required by this Item 12, with the exception of the equity compensation plan information presented below, is incorporated herein by reference to our Proxy Statement for its 2007 Annual Meeting of Stockholders.

The following table summarizes our equity compensation plans as of December 31, 2006:

	(a) Number of Securities to be Issued upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plan (excluding Securities Reflected in Column (a))
Equity compensation plans approved by stockholders	15,208,189	10.42	7,016,060(1)(2)
Equity compensation plans not approved by stockholders	125,900	17.23	345,600(3)
Total equity compensation plans	15,334,089		7,361,660

(1) As of December 31, 2006, 141,666 shares of common stock were reserved for issuance under the 1998 Director Option Plan. The 1998 Director Option Plan allows a total of 300,000 shares of common stock reserve for issuance under the plan. This plan does not have a replenishment provision and as of December 31, 2006, 141,666 shares were available for future grants. The Director Option Plan will terminate in January 2008 unless sooner terminated by the Board of Directors.

(2) As of December 31, 2006, a total of 6,874,394 shares were reserved for issuance under the 1998 Stock Plan, and there is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 5,000,000 as of each January 1. On January 1, 2007, no additional shares were made available pursuant to the annual replenishment provision.

(3) As of December 31, 2006, a total of 345,600 shares were reserved for issuance under the 2003 Nonstatutory Inducement Grant Stock Plan, and there is a provision for an annual replenishment to bring the number of shares of common stock reserved for issuance under the plan up to 300,000 as of each January 1. On January 1, 2007, no additional shares were made available pursuant to the annual replenishment provision.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item 13 is incorporated herein by reference from the material included under the captions "Certain Relationships and Related Transactions," and "Proposal One — Election of Directors" in our definitive proxy statement (to be filed pursuant to Regulation 14A) for our 2007 annual meeting of stockholders.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item 14 is incorporated herein by reference from the material included under "Proposal Two — Ratification of Appointment of Independent Registered Public Accounting Firm" in our definitive proxy statement (to be filed pursuant to Regulation 14A) for our 2007 annual meeting of stockholders.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) *Financial Statements and Financial Statement Schedules*

The financial statements and schedules filed as part of this Annual Report on Form 10-K are listed in the index under Item 8.

Exhibits

2.1 Stock Purchase Agreement, dated as of July 19, 2004, by and among Amkor Technology, Inc., Unitive, Inc., Certain of the Stockholders of Unitive, Inc., Certain Option Holders of Unitive, Inc., Onex American Holdings II LLC as the Onex Stockholder Representative, David Rizzo as the MCNC Stockholder Representative, Thomas Egolf as the TAT Stockholder Representative, Kenneth Donahue as the Additional Indemnifying Stockholder Representative, and, with respect to Article VIII and Article X thereof only, U.S. Bank National Association.(17)

2.2 Stock Purchase Agreement, dated as of June 3, 2004, by and among Amkor Technology, Inc., Unitive Semiconductor Taiwan Corporation and Certain Shareholders of Unitive Semiconductor Taiwan Corporation, along with Letter Agreement dated July 9, 2004 regarding Amendment to Stock Purchase Agreement and Loan Agreement by and among Amkor Technology, Inc., Unitive Semiconductor Taiwan Corporation and Sellers' Representative on Behalf of each Seller.(17)

2.3 Asset Purchase Agreement dated as of May 17, 2004 by and among Amkor Technology Singapore Pte. Ltd. and IBM Singapore Pte Ltd.(21)

2.4 Asset Purchase Agreement dated as of May 17, 2004 by and among Amkor Assembly & Test (Shanghai) Co., Ltd. and IBM Interconnect Packaging Solutions (Shanghai) Co., Ltd.(21)

2.5 Sales Contract of Commodity Premises between Shanghai Waigaoqiao Free Trade Zone Xin Development Co., Ltd. and Amkor Assembly & Test (Shanghai) Co., Ltd. dated May 7, 2004.(21)

3.1 Certificate of Incorporation.(1)

3.2 Certificate of Correction to Certificate of Incorporation.(4)

3.3 Restated Bylaws.(4)

4.1 Specimen Common Stock Certificate.(3)

4.2 Senior Notes Indenture dated as of May 13, 1999 between the Registrant and State Street Bank and Trust Company, including form of 9.25% Senior Note Due 2006.(5)

4.3 Senior Subordinated Notes Indenture dated as of May 13, 1999 between the Registrant and State Street Bank and Trust Company, including form of 10.5% Senior Subordinated Note Due 2009.(5)

4.4 Convertible Subordinated Notes Indenture dated as of March 22, 2000 between the Registrant and State Street Bank and Trust Company, including form of 5% Convertible Subordinated Notes due 2007.(6)

4.5 Registration Agreement between the Registrant and the Initial Purchasers named therein dated as of March 22, 2000.(6)

4.6 Indenture dated as of February 20, 2001 for 9.25% Senior Notes due February 15, 2008.(7)

4.7 Registration Rights Agreement dated as of February 20, 2001 by and among Amkor Technology, Inc., Salomon Smith Barney Inc. and Deutsche Banc Alex. Brown Inc.(7)

4.8 Convertible Subordinated Notes Indenture dated as of May 25, 2001 between the Registrant and State Street Bank and Trust Company, as Trustee, including the form of the 5.75% Convertible Subordinated Notes due 2006.(8)

4.9 Registration Rights Agreement between the Registrant and Initial Purchasers named therein dated as of May 25, 2001.(8)

4.10 Indenture dated May 8, 2003, between Amkor Technology, Inc. and U.S. Bank N.A., relating to the 7.75% Senior Notes due May 15, 2013.(13)

4.11 Registration Rights Agreement dated as of May 8, 2003, between Amkor Technology, Inc. and Citigroup Global Markets Inc., Deutsche Bank Securities, Inc. and J.P. Morgan Securities, Inc.(15)

4.12 Indenture dated March 12, 2004, between Amkor Technology, Inc. and Wells Fargo Bank, N.A., relating to the 7.125% Senior Notes due March 15, 2011.(20)

4.13 Registration Rights Agreement dated as of March 12, 2004 by and among Amkor Technology, Inc., Citigroup Global Markets, Inc., Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. relating to the 7.125% Senior Notes due March 15, 2011.(20)

4.14 Indenture, dated November 18, 2005, by and between Amkor Technology, Inc. and U.S. National Bank Association as Trustee, 6.25% Convertible Subordinated Notes due 2013.(29)

4.15 Investor Rights Agreement, dated November 18, 2005, between Amkor Technology, Inc. and the Investors named therein.(29)

4.16 Indenture, dated May 26, 2006, among Amkor Technology, Inc., the Guarantors party thereto and U.S. Bank National Association, relating to the 9.25% Senior Notes due 2016.(30)

4.17 Indenture, dated May 26, 2006, between Amkor Technology, Inc. and U.S. Bank National Association, relating to the 2.50% Convertible Senior Subordinated Notes due 2011.(30)

4.18 Supplemental Indenture, dated as of June 30, 2006, among Amkor Technology, Inc. ("Amkor"), Amkor International Holdings ("AIH"), Amkor Technology Limited ("ATL"), Amkor Technology Philippines, Inc. ("ATP") and U.S. Bank National Association ("U.S. Bank"), as Trustee, to Indenture, dated as of May 13, 1999, among Amkor and U.S. Bank (as successor to State Street Bank and Trust Company), regarding Amkor's 10.5% Senior Subordinated Notes due 2009.(31)

4.19 Supplemental Indenture, dated as of June 30, 2006, among Amkor, AIH, ATL, ATP and U.S. Bank, as Trustee, to Indenture, dated as of February 20, 2001, among Amkor and U.S. Bank (as successor to State Street Bank and Trust Company), regarding Amkor's 9.25% Senior Notes due 2008.(31)

4.20 Supplemental Indenture, dated as of June 30, 2006, among Amkor, AIH, ATL, ATP and U.S. Bank, as Trustee, to Indenture, dated as of May 8, 2003, among Amkor and U.S. Bank, regarding Amkor's 7.75% Senior Notes due 2013.(31)

4.21 Supplemental Indenture, dated as of June 30, 2006, among Amkor, AIH, ATL, ATP and Wells Fargo Bank, N.A., as Trustee, to Indenture, dated as of March 12, 2004, among Amkor and Wells Fargo Bank, N.A., regarding Amkor's 7.125% Senior Notes due 2011.(31)

4.22 Supplemental Indenture, dated as of June 30, 2006, among Amkor, AIH, ATL, ATP and U.S. Bank, as Trustee, to Indenture, dated as of May 26, 2006, among Amkor and U.S. Bank, regarding Amkor's 9.25% Senior Notes due 2016.(31)

4.23 Supplemental Indenture, dated as of October 29, 2004, among Amkor Technology, Inc. ("Amkor"), Unitive, Inc. ("Unitive") and U.S. Bank National Association ("U.S. Bank"), as Trustee, to Indenture, dated as of May 13, 1999, among Amkor and U.S. Bank (as successor to State Street Bank and Trust Company), regarding Amkor's 10.5% Senior Subordinated Notes due 2009.(19)

4.24 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive Electronics, Inc. ("Unitive Electronics") and U.S. Bank as Trustee, to Indenture, dated as of May 13, 1999, among Amkor and U.S. Bank (as successor to State Street Bank and Trust Company), regarding Amkor's 10.5% Senior Subordinated Notes due 2009.(19)

4.25 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive and U.S. Bank, as Trustee, to Indenture, dated as of February 20, 2001, among Amkor and U.S. Bank(as successor to State Street Bank and Trust Company), regarding Amkor's 9.25% Senior Notes due 2008.(19)

4.26 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive Electronics and U.S. Bank, as Trustee, to Indenture, dated as of February 20, 2001, among Amkor and U.S. Bank (as successor to State Street Bank and Trust Company), regarding Amkor's 9.25% Senior Notes due 2008.(19)

4.27 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive and U.S. Bank, as Trustee, to Indenture, dated as of May 8, 2003, among Amkor and U.S. Bank, regarding Amkor's 7.75% Senior Notes due 2013.(19)

4.28 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive Electronics and U.S. Bank, as Trustee, to Indenture, dated as of May 8, 2003, among Amkor and U.S. Bank, regarding Amkor's 7.75% Senior Notes due 2013.(19)

4.29 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive and Wells Fargo Bank, N.A., as Trustee, to Indenture, dated as of March 12, 2004, among Amkor and Wells Fargo Bank, N.A., regarding Amkor's 7.125% Senior Notes due 2011.(19)

4.30 Supplemental Indenture, dated as of October 29, 2004, among Amkor, Unitive Electronics and Wells Fargo Bank, N.A., as Trustee, to Indenture, dated as of March 12, 2004, among Amkor and Wells Fargo Bank, N.A., regarding Amkor's 7.125% Senior Notes due 2011.(19)

4.31 Supplemental Indenture, dated as of January 5, 2005, among Amkor, Amkor International Holdings, LLC ("AIH"), P-Four, LLC ("P-Four"), Amkor Technology Limited ("ATL"), Amkor/Anam Pilipinas, L.L.C. ("AAP") and U.S. Bank National Association ("U.S. Bank"), as Trustee, to Indenture, dated as of May 13, 1999, among Amkor and U.S. Bank (as successor to State Street Bank and Trust Company), regarding Amkor's 10.5% Senior Subordinated Notes due 2009.(25)

4.32 Supplemental Indenture, dated as of January 5, 2005, among Amkor, AIH, P-Four, ATL, AAP and U.S. Bank, as Trustee, to Indenture, dated as of February 20, 2001, among Amkor and U.S. Bank (as successor to State Street Bank and Trust Company, regarding Amkor's 9.25% Senior Notes due 2008.(25)

4.33 Supplemental Indenture, dated as of January 5, 2005, among Amkor, AIH, P-Four, ATL, AAP and U.S. Bank, as Trustee, to Indenture, dated as of May 8, 2003, among Amkor and U.S. Bank, regarding Amkor's 7.75% Senior Notes due 2013.(25)

4.34 Supplemental Indenture, dated as of January 5, 2005, among Amkor, AIH, P-Four, ATL, AAP and Wells Fargo Bank, N.A., as Trustee, to Indenture, dated as of March 12, 2004, among Amkor and Wells Fargo Bank, N.A., regarding Amkor's 7.125% Senior Notes due 2011.(25)

10.1 Form of Indemnification Agreement for directors and officers.(3)

10.2 1998 Stock Plan as amended and restated and form of agreement thereunder.(29)

10.3 Form of Tax Indemnification Agreement between Amkor Technology, Inc., Amkor Electronics, Inc. and certain stockholders of Amkor Technology, Inc.(3)

10.4 Contract of Lease between Corinthian Commercial Corporation and Amkor/Anam Pilipinas Inc., dated October 1, 1990.(1)

10.5 Contract of Lease between Salcedo Sunvar Realty Corporation and Automated Microelectronics, Inc., dated May 6, 1994.(1)

10.6 Lease Contract between AAPI Realty Corporation and Amkor/Anam Advanced Packaging, Inc., dated November 6, 1996.(1)

10.7 1998 Director Option Plan and form of agreement thereunder.(3)

10.8 1998 Employee Stock Purchase Plan.(3)

10.9 Share Sale and Purchase Agreement between the Registrant and Dongbu Corporation dated as of July 10, 2002.(10)

10.10 Shareholders Agreement between the Registrant, Dongbu Corporation, Dongbu Fire Insurance Co., Ltd., and Dongbu Life Insurance Co., Ltd. dated as of July 29, 2002.(10)

10.11 Amendment to Share Sale and Purchase Agreement and Shareholders Agreement the Registrant and Dongbu Corporation dated as of September 27, 2002.(11)

10.12 Purchase Agreement, Amkor Technology, Inc. $425 million 7.75% Senior Notes Due May 15, 2013.(13)

10.13 2003 Nonstatutory Inducement Grant Stock Plan dated September 9, 2003.(14)

10.14 Second Lien Credit Agreement, dated as of October 27, 2004, among Amkor Technology, Inc., as Borrower, the Lenders party thereto, Citicorp North America, Inc., as Administrative Agent and as Collateral Agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Syndication Agent, JP Morgan Chase Bank, as Documentation Agent, Citigroup Global Markets Inc., as Sole Lead Arranger and Citigroup Global Markets Inc., Merrill Lynch Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as Joint Bookrunners.(18)

10.15 Second Lien Pledge and Security Agreement, dated as of October 27, 2004, among Amkor Technology, Inc., Guardian Assets, Inc., Unitive, Inc. and Unitive Electronics, Inc., in favor of Citicorp North America, Inc., as Collateral Agent.(18)

10.16 Subsidiary Guaranty, dated as of October 27, 2004, by Guardian Assets, Inc., Unitive, Inc. and Unitive Electronics, Inc., in favor of Citicorp North America, Inc., as Administrative Agent.(18)

10.17 Mutual Release and Settlement Agreement, dated as of June 10, 2005 Amkor, Fujitsu Limited, Cirrus Logic, Inc., Sumitomo Bakelite Co. Ltd., Sumitomo Plastics America, Inc., The St. Paul Fire & Marine Insurance Co. and Federal Insurance Co.(23)

10.18 Settlement Agreement, dated as of April 14, 2005 among Amkor, Seagate Technology LLC, Sumitomo Bakelite Co. Ltd., ChipPAC and Atmel Corporation.(23)

10.19 Settlement Agreement, dated as of August 5, 2005 between Fairchild Semiconductor Corporation and Amkor.(24)

10.20 Retirement Separation Agreement and Release, dated December 22, 2005, between Amkor and John N. Boruch.(29)

10.21 Guaranty Supplement, dated as of May 12, 2005, by Amkor International Holdings, LLC, P-Four, LLC, Amkor Technology Limited and Amkor/Anam Pilipinas, L.L.C.(26)

10.22 Joinder Agreement, dated as of May 12, 2005, by Amkor International Holdings, LLC, P-Four, LLC, Amkor Technology Limited and Amkor/Anam Pilipinas, L.L.C.(26)

10.23 Guaranty Supplement, dated as of May 12, 2005, by Amkor International Holdings, LLC, P-Four, LLC, Amkor Technology Limited and Amkor/Anam Pilipinas, L.L.C.(26)

10.24 Joinder Agreement, dated as of May 12, 2005, by Amkor International Holdings, LLC, P-Four, LLC, Amkor Technology Limited and Amkor/Anam Pilipinas, L.L.C.(26)

10.25 Amendment No. 2 to Credit Agreement, dated as of May 24, 2005, among Amkor, the Lenders party thereto and Citicorp North America Inc., as Administrative Agent.(27)

10.26 Loan and Security Agreement, dated as of November 28, 2005, among Amkor Technology, Inc., Unitive, Inc. and Unitive Electronics, Inc., as Borrowers, Wachovia Capital Finance Corporation (Western) as Documentation Agent and Bank of America, N.A., as Administrative Agent.(28)

10.27 Guaranty Agreement, dated as of November 28, 2005 delivered by Amkor Technology, Inc., Unitive, Inc. and Unitive Electronics, Inc. to Bank of America as Administrative Agent.(28)

10.28 Intercreditor Agreement, dated as of November 28, 2005, among Amkor Technology, Inc., Unitive, Inc. and Unitive Electronics, Inc., Bank of America, N.A., as Administrative Agent for the Senior Parties, and Citicorp North America, Inc., as Administrative Agent for the Junior Parties and as Collateral Agent for the Junior Parties.(28)

10.29 Syndicated Loan Agreement, dated as of November 30, 2005, among Amkor Technology Taiwan, Ltd., as Borrower, the banks and banking institutions party thereto, Chinatrust Commercial Bank Co., Ltd. and Ta Chong Commercial Bank Co., Ltd., as Coordinating Arrangers, and Chinatrust Commercial Bank Co., Ltd., as Facility Agent and Security Agent.(28)

10.30 Letter of Guaranty, dated as of November 30, 2005, delivered by Amkor Technology, Inc. to Chinatrust Commercial Bank, Ltd., as Facility Agent.(28)

10.31 Note Purchase Agreement between Amkor Technology, Inc. and the Investors named therein, dated November 14, 2005.(29)

10.32 Voting Agreement by and among Amkor Technology, Inc. and the Investors named therein, dated November 18, 2005.(29)

10.33 First Amendment to Loan and Security Agreement, dated as of May 5, 2006, among Amkor Technology, Inc. and its Subsidiaries party thereto, the Lenders party to the Loan and Security Agreement, and Bank of America, N.A., as administrative agent for the Lenders.(31)

10.34 Guaranty Supplement, dated May 5, 2006, delivered by Amkor Technology, Inc.(31)

10.35 Joinder Agreement, dated as of May 5, 2006, delivered by Amkor Technology, Inc., Guardian Assets, Inc., Unitive, Inc., Unitive Electronics, Inc. and the other Subsidiaries of the Company in favor of Citicorp North America, Inc., as agent for the Secured Parties referred to therein.(31)

10.36 Limited Waiver of Loan and Security Agreement, dated as of September 25, 2006, among Amkor Technology, Inc. and its Subsidiaries party thereto, the Lenders party thereto, and Bank of America, N.A., as Administrative Agent.(32)

10.37 Mutual Release and Settlement Agreement, effective as of April 27, 2006, by and among Maxim Integrated Products, Inc. and its wholly owned subsidiary Dallas Semiconductor, Inc., Sumitomo Bakelite Co., Ltd., Sumitomo Plastics America, Inc. and Amkor Technology, Inc., et al.(34)

12.1 Computation of Ratio of Earnings to Fixed Charges

14.1 Amkor Technology, Inc. Code of Business Conduct and Ethical Guidelines.(22)

14.2 Amkor Technology, Inc. Director Code of Ethics.(22)

21.1 List of subsidiaries of the Registrant.

23.1 Consent of PricewaterhouseCoopers LLP

31.1 Certification of James J. Kim, Chief Executive Officer of Amkor Technology, Inc., Pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

31.2 Certification of Kenneth T. Joyce, Chief Financial Officer of Amkor Technology, Inc., Pursuant to Rule 13a — 14(a) under the Securities Exchange Act of 1934

32 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

---

(1) Incorporated by reference to the Company's Registration Statement on Form S-1 filed October 6, 1997 (File No. 333-37235).

(2) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on October 6, 1997, as amended on October 27, 1997 (File No. 333-37235).

(3) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on October 6, 1997, as amended on March 31, 1998 (File No. 333-37235).

(4) Incorporated by reference to the Company's Registration Statement on Form S-1 filed on April 8, 1998, as amended on August 26, 1998 (File No. 333-49645).

(5) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 17, 1999.

(6) Incorporated by reference to the Company's Annual Report on Form 10-K filed March 30, 2000.

(7) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 15, 2001.

(8) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 14, 2001.

(9) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 14, 2001.

(10) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 14, 2002.

(11) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 14, 2002.

(12) Incorporated by reference to the Company's Annual Report on Form 10-K filed March 27, 2003.

(13) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 9, 2003.

(14) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 3, 2003.

(15) Incorporated by reference to the Company's Registration Statement on Form S-4 filed on July 10, 2003.

(16) Incorporated by reference to the Company's Current Report on Form 8-K filed on July 9, 2004.

(17) Incorporated by reference to the Company's Current Report on Form 8-K filed on September 3, 2004.

(18) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 2, 2004.

(19) Incorporated by reference to the Company's Current Report on Form 8-K filed on November 4, 2004.

(20) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed May 5, 2004.

(21) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 6, 2004.

(22) Incorporated by reference to the Company's Annual Report on Form 10-K filed March 4, 2004.

(23) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed August 8, 2005.

(24) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed November 8, 2005.

(25) Incorporated by reference to the Company's Current Report on Form 8-K filed on January 10, 2005.

(26) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 18, 2005.

(27) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 27, 2005.

(28) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 2, 2005.

(29) Incorporated by reference to the Company's Annual Report on Form 10-K filed on March 16, 2006.

(30) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 31, 2006.

(31) Incorporated by reference to the Company's Current Report on Form 8-K filed on May 11, 2006.

(32) Incorporated by reference to the Company's Current Report on Form 8-K filed on September 29, 2006.

(33) Incorporated by reference to the Company's Quarterly Report on Form 8-K filed on July 7, 2006.

(34) Incorporated by reference to the Company's Quarterly Report on Form 10-Q filed on October 6, 2006.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed, on its behalf by the undersigned, thereunto duly authorized.

AMKOR TECHNOLOGY, INC.

By: /s/ James J. Kim

James J. Kim
Chairman and Chief Executive Officer

Date: February 26, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints James J. Kim and Kenneth T. Joyce, and each of them, his attorneys-in-fact, and agents, each with the power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents of any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ James J. Kim James J. Kim	Chief Executive Officer and Chairman	February 26, 2007
/s/ Kenneth T. Joyce Kenneth T. Joyce	Executive Vice President and Chief Financial Officer	February 26, 2007
/s/ Oleg Khaykin Oleg Khaykin	Executive Vice President and Chief Operating Officer	February 26, 2007
/s/ Roger A. Carolin Roger A. Carolin	Director	February 26, 2007
/s/ Winston J. Churchill Winston J. Churchill	Director	February 26, 2007
/s/ Gregory K. Hinckley Gregory K. Hinckley	Director	February 26, 2007
/s/ John T. Kim John T. Kim	Director	February 26, 2007

Name	Title	Date
/s/ Constantine N. Papadakis Constantine N. Papadakis	Director	February 26, 2007
/s/ James W. Zug James W. Zug	Director	February 26, 2007

SECTION 302(a) CERTIFICATION

I, James J. Kim, certify that:

1. I have reviewed this Annual Report on Form 10-K of Amkor Technology, Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

d) Disclosed in this Annual Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

/s/ JAMES J. KIM

By: James J. Kim
Title: Chief Executive Officer

Date: February 26, 2007

SECTION 302(a) CERTIFICATION

I, Kenneth T. Joyce, certify that:

1. I have reviewed this Annual Report on Form 10-K of Amkor Technology, Inc.;

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

d) Disclosed in this Annual Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of this Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: February 26, 2007

/s/ KENNETH T. JOYCE

By: Kenneth T. Joyce
Title: Chief Financial Officer

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, James J. Kim, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Amkor Technology, Inc. on Form 10-K for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-K fairly presents in all material respects the financial condition and results of operations of Amkor Technology, Inc.

/s/ JAMES J. KIM

By: James J. Kim
Title: Chief Executive Officer

Date: February 26, 2007

I, Kenneth T. Joyce, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Annual Report of Amkor Technology, Inc. on Form 10-K for the year ended December 31, 2006 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-K fairly presents in all material respects the financial condition and results of operations of Amkor Technology, Inc.

/s/ KENNETH T. JOYCE

By: Kenneth T. Joyce
Title: Chief Financial Officer

Date: February 26, 2007

CORPORATE INFORMATION

Board of Directors

James J. Kim
Chairman and
Chief Executive Officer
Amkor Technology, Inc.

Roger A. Carolin [2]
Venture Partner
SCP Partners

Winston J. Churchill [3]
Chair: Nominating and Governance Committee
Managing General Partner,
SCP Partners and Chairman, CIP
Capital Management, Inc.

Gregory K. Hinckley [1, 2]
President & Chief Operating Officer
Mentor Graphics Corporation

John T. Kim
Director

Constantine N. Papadakis [1]
Chair: Compensation Committee
President
Drexel University

James W. Zug 2, 3
Chair: Audit Committee
Retired Managing Director
PricewaterhouseCoopers LLP

[1] Member Compensation Committee
[2] Member Audit Committee
[3] Member Nominating & Governance Committee

Corporate Management

James J. Kim
Chairman and
Chief Executive Officer

Oleg Khaykin
Executive Vice President and
Chief Operating Officer

Kenneth T. Joyce
Executive Vice President and
Chief Financial Officer

James Fusaro
Corporate Vice President
Wire Bond Products

Michael J. Lamble
Corporate Vice President
Worldwide Sales

Joo Ho Kim
Corporate Vice President
Information Technology Services

KyuHuyn Kim
President, Amkor Technology
Korea and Head of Worldwide
Manufacturing Operations

Gil C. Tily
Corporate Vice President and
General Counsel

Corporate Headquarters

1900 S. Price Road
Chandler, AZ 85286
Tel: 480-821-5000

Stock Trading

Amkor Technology, Inc.'s common stock is traded on the Nasdaq Global Select Market under the symbol AMKR.

Transfer Agent and Registrar

Computershare Trust Co. N.A.

First Class, Registered & Certified:
P.O. Box 43023
Providence, RI 02940-3023

Overnight Courier:
250 Royall Street
Canton, MA 02021
Phone: 877-498-8861
Fax: 617-360-6900

International Shareholders:
Phone: 781-575-2879

Independent Auditors

PricewaterhouseCoopers LLP
1850 North Central Avenue
Phoenix, AZ 84004
602-364-8000

Legal Counsel

Wilson Sonsini Goodrich & Rosati PC
650 Page Mill Road
Palo Alto, CA 94304

A copy of the company's Form 10-K, filed with the Securities and Exchange Commission is available upon written request to:

Investor Relations
Amkor Technology, Inc.
1900 South Price Road
Chandler, AZ 85286

Please visit our web site: www.amkor.com

www.amkor.com


Amkor
Technology

1900 South Price Road
Chandler, Arizona 85286

July 13, 2007
To Our Stockholders:

You are cordially invited to attend the Annual Meeting of Stockholders of Amkor Technology, Inc. The Annual Meeting will be held on Monday, August 6, 2007 at 10:00 a.m., at the Crown Plaza Valley Forge Hotel, located at 260 Mall Blvd., King of Prussia, Pennsylvania 19406, telephone number (610) 265-7500.

The actions expected to be taken at the Annual Meeting are described in detail in the attached Proxy Statement and Notice of Annual Meeting of Stockholders.

We also encourage you to read the Annual Report. It includes information about our company, as well as our audited financial statements. A copy of our Annual Report was previously sent to you or is included with this Proxy Statement.

Please use this opportunity to take part in the affairs of Amkor by voting on the business to come before this meeting. **Whether or not you plan to attend the meeting, please complete, sign, date and return the accompanying proxy in the enclosed postage-prepaid envelope.** Returning the proxy does **NOT** deprive you of your right to attend the meeting and to vote your shares in person for the matters to be acted upon at the meeting.

We look forward to seeing you at the Annual Meeting.

Sincerely,

James J. Kim
Chairman of the Board and
Chief Executive Officer


SEC MAIL
PROCESSING
RECEIVED
JUL 1 3 2007
WASH, DC
209
SECTION



AMKOR TECHNOLOGY, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on August 6, 2007

Dear Amkor Stockholder:

On Monday, August 6, 2007, Amkor Technology, Inc., a Delaware corporation, will hold its 2007 Annual Meeting of Stockholders at the Crown Plaza Valley Forge Hotel, located at 260 Mall Blvd., King of Prussia, Pennsylvania 19406, telephone number (610) 265-7500. The meeting will begin at 10:00 a.m.

Only stockholders of record who held shares of Amkor common stock at the close of business on June 29, 2007 may vote at this meeting or any adjournments or postponements that may take place. A complete list of stockholders entitled to vote at the Annual Meeting will be available for examination by the stockholders for any purpose relating to the meeting at our principal executive offices at 1900 South Price Road, Chandler, Arizona for a period of at least ten days prior to the meeting. The list also will be available at the Annual Meeting.

At the meeting stockholders will be asked to:

1. Elect the Board of Directors.
2. Approve the 2007 Executive Incentive Bonus Plan.
3. Approve the 2007 Equity Incentive Plan.
4. Approve the ratification of the appointment of our independent registered public accounting firm for 2007.
5. Transact such other business properly presented at the meeting.

The Board of Directors recommends that you vote in favor of the four proposals outlined in this proxy statement.

The approximate mailing date of this proxy statement and proxy card is July 13, 2007.

THE BOARD OF DIRECTORS

July 13, 2007
Chandler, Arizona

YOUR VOTE IS IMPORTANT

To assure your representation at the Annual Meeting, you are requested to complete, sign and date the enclosed proxy as promptly as possible and return it in the enclosed envelope, which requires no postage if mailed in the United States.



AMKOR TECHNOLOGY, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

This proxy statement is furnished in connection with the solicitation of proxies by Amkor Technology, Inc.'s Board of Directors. The proxies will be voted at the Annual Meeting of Stockholders to be held on Monday, August 6, 2007, at 10:00 a.m., and at any adjournments or postponements that may take place.

The Annual Meeting will be held at the Crown Plaza Valley Forge Hotel, located at 260 Mall Blvd., King of Prussia, Pennsylvania 19406, telephone number (610) 265-7500. Our principal executive offices are located at 1900 South Price Road, Chandler, Arizona 85286, telephone number (480) 821-5000.

We intend to mail definitive copies of these proxy materials on or about July 13, 2007 to stockholders of record who held our common stock at the close of business on June 29, 2007.

The following is important information in a question-and-answer format regarding the Annual Meeting and this proxy statement.

Q: What may I vote on?

A: 1. The election of seven nominees to serve on our Board of Directors;

2. Approval of the 2007 Executive Incentive Bonus Plan;

3. Approval of the 2007 Equity Incentive Plan; and

4. The ratification of the appointment of PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as our independent registered public accounting firm for the fiscal year ending December 31, 2007.

Q: How does the Board recommend I vote on the proposals?

A: The Board recommends a vote **FOR** each of the director nominees, **FOR** approval of the 2007 Executive Incentive Bonus Plan, **FOR** approval of the 2007 Equity Incentive Plan and **FOR** ratification of the appointment of PricewaterhouseCoopers as our independent registered public accounting firm for 2007.

Q: Who is entitled to vote?

A: Stockholders of record as of the close of business on June 29, 2007 (the "Record Date") are entitled to vote at the Annual Meeting. Each stockholder is entitled to one vote for each share of common stock held on the Record Date. As of the Record Date, 181,478,290 shares of Amkor's common stock were issued and outstanding.

Q: How do I vote?

A: Registered holders may vote in person at the Annual Meeting or by signing and dating each proxy card you receive and returning it in the postage-prepaid envelope. If your shares are held by a bank, brokerage firm or other record holder, please refer to your proxy card or other information provided to you for instructions on how to vote.

Q: How can I change my vote or revoke my proxy?

A: If you are a registered holder, you have the right to revoke your proxy and change your vote at any time before the meeting by returning a later-dated proxy card, by voting in person at the meeting or by mailing a written notice of revocation to the attention of Amkor's Secretary, Amkor Technology, Inc., 1900 South Price Road, Chandler, Arizona 85286. If your shares are held by a bank, brokerage firm or other record holder, please contact that firm or holder for instructions on how to change your vote or revoke your proxy.

Q: What does it mean if I get more than one proxy card?

A: It means you hold shares registered in more than one account. Sign and return all proxies to ensure that all your shares are voted.

Q: What is a "quorum"?

A: A "quorum" is a majority of the outstanding shares. Shares may be present at the meeting or represented by proxy. There must be a quorum for the meeting to be held and action to be validly taken. If you submit a properly executed proxy card, even if you abstain from voting, then your shares will be counted toward the presence of a quorum. Abstentions are not counted in the tally of votes **FOR** or **AGAINST** a proposal. A withheld vote is the same as an abstention. If a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular matter (broker non-votes), those shares will not be counted as present or represented for purposes of determining whether stockholder approval of that matter has been obtained but will be counted for purposes of establishing a quorum.

Q: Who can attend the Annual Meeting?

A: All stockholders as of the Record Date may attend. For stockholders of record, government-issued picture identification will be required to enter the meeting. If your shares are held in street name, please bring proof of share ownership with you to the Annual Meeting as well as your government-issued picture identification. A copy of your brokerage account statement or an omnibus proxy (which you can get from your broker) will serve as proof of share ownership. Individuals arriving at the meeting site will not be admitted unless we can verify ownership as of the Record Date as described above or by some other means.

Q: How will voting on any other business be conducted?

A: Although we do not know of any business to be considered at the 2007 Annual Meeting other than the proposals described in this proxy statement, if any other business is properly presented at the Annual Meeting, your signed proxy card gives authority to James J. Kim, Amkor's Chief Executive Officer, and Kenneth T. Joyce, Amkor's Chief Financial Officer, to vote your shares on such matters at their discretion.

Q: How and when may I submit proposals for the 2008 Annual Meeting?

A: To have your proposal included in our proxy statement and form of proxy for the 2008 Annual Meeting of Stockholders, we must receive your written proposal no later than March 15, 2008. You may submit proposals after this date for consideration at the 2008 Annual Meeting of Stockholders, but we are not required to include any proposal submitted after this date in the proxy statement or proxy card.

If you submit a proposal for the 2008 Annual Meeting after May 29, 2008, the proxy for the 2008 Annual Meeting may confer upon management authority to vote on your proposal at their discretion.

All proposals must, under law, be an appropriate subject for stockholder action and must be submitted in writing to Amkor's Secretary, Amkor Technology, Inc., 1900 South Price Road, Chandler, Arizona 85286. You should also be aware of certain other requirements you must meet to have your proposal brought before the 2008 Annual Meeting. These requirements are explained in Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

Q: Who is soliciting proxies?

A: This solicitation of proxies is made by the Board of Directors. All related costs will be borne by Amkor.

We have retained the services of Georgeson Shareholder to aid in the distribution of Annual Meeting materials to brokers, bank nominees and other institutional owners. We estimate we will pay Georgeson Shareholder a fee of approximately $3,000 for such services.

Proxies may also be solicited by certain of Amkor's officers and regular employees, without additional compensation, in person or by telephone or facsimile.

PROPOSAL ONE

ELECTION OF DIRECTORS

There are seven candidates nominated for election to the Board of Directors ("Board of Directors" or "Board") this year, six of whom are incumbent directors and one who is a first-time nominee to the Board. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the election of the seven nominees named below. Each nominee has consented to be named as a nominee in this proxy statement and to serve as a director if elected. Should any nominee become unable or decline to serve as a director or should additional persons be nominated at the meeting, the proxy holders intend to vote all proxies received by them in such a manner as will assure the election of as many nominees identified below as possible (and, if additional nominees have been designated by the Board to fill any vacancies, in such manner as to elect such additional nominees). Our nominees for the election of directors include five independent directors, as defined in the applicable rules for companies traded on Nasdaq. At the recommendation of our Nominating and Governance Committee, the Board has selected the nominees to serve as directors for a one-year term until our next annual meeting or until their successor is duly elected. We expect that each nominee will be able to serve as a director.

Required Vote

Directors are elected by a plurality of votes cast, so the seven candidates receiving the highest number of affirmative votes cast will be elected as directors. Votes withheld and broker non-votes are not counted toward the total votes cast in favor of a nominee.

The Board unanimously recommends a vote FOR the election of each of the nominees for director below.

Nominees for the Board of Directors

The following table sets forth the names and the ages as of June 30, 2007 of our six incumbent directors who are being nominated for re-election to the Board of Directors and one new nominee for election to the Board of Directors.

Name	Age	Position
James J. Kim	71	Chief Executive Officer and Chairman
Roger A. Carolin(1)(4)	51	Director
Winston J. Churchill(3)(4)	66	Director
John T. Kim	38	Director
John F. Osborne(4)(5)	63	Nominee for Director
Constantine N. Papadakis(2)(4)	61	Director
James W. Zug(1)(3)(4)	67	Director

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

(3) Member of Nominating and Governance Committee.

(4) Qualifies as "independent" under the definition set forth in the Nasdaq Marketplace Rules and SEC regulations, as determined by the Board of Directors.

(5) Mr. Osborne was recommended for nomination to the Board by a non-management director.

Biographies Of Nominees For The Board Of Directors

James J. Kim. James J. Kim, 71, has served as our Chief Executive Officer and Chairman since September 1997. Mr. Kim founded our predecessor, Amkor Electronics, Inc., in 1968 and served as its Chairman from 1970 to April 1998. Mr. James J. Kim is the father of John T. Kim, a member of our Board.

Roger A. Carolin. Roger A. Carolin, 51, was elected to our Board of Directors in February 2006. Mr. Carolin is currently a Venture Partner at SCP Partners, a multi-stage venture capital firm with over $800 million under management that invests in technology-oriented companies. At SCP, Mr. Carolin works to identify attractive investment opportunities and assists portfolio companies in the areas of strategy development, operating management and intellectual property. Mr. Carolin co-founded CFM Technologies, Inc., a global manufacturer of semiconductor process equipment, and served as its Chief Executive Officer for 10 years until the company was acquired. Mr. Carolin formerly worked for Honeywell, Inc. and General Electric Co., where he developed test equipment and advanced computer systems for on-board missile applications. Mr. Carolin holds a B.S. in Electrical Engineering from Duke University and an M.B.A. from Harvard Business School.

Winston J. Churchill. Winston J. Churchill, 66, has been a director of Amkor since July 1998. Mr. Churchill is the managing general partner of SCP Partners, a multi-stage venture capital firm with over $800 million under management that invests in technology-oriented companies. Mr. Churchill is also Chairman of CIP Capital Management, Inc., an SBA-licensed private equity fund. Previously, Mr. Churchill was a managing partner of Bradford Associates, which managed private equity funds on behalf of Bessemer Securities Corporation and Bessemer Trust Company. From 1967 to 1983, Mr. Churchill practiced law at the Philadelphia firm of Saul Ewing, LLP, where he served as Chairman of the Banking and Financial Institutions Department, Chairman of the Finance Committee and was a member of the Executive Committee. Mr. Churchill is a director of Auxilium Pharmaceuticals, Inc., Griffin Land and Nurseries, Inc., Innovative Solutions and Support, Inc. and of various SCP portfolio companies. In addition, he serves as a director on the boards of a number of charities and as a trustee of educational institutions including Fordham University, Georgetown University, Immaculata University, the Gesu School and the Young Scholars Charter School. From 1989 to 1993, Mr. Churchill served as Chairman of the Finance Committee of the Pennsylvania Public School Employees' Retirement System.

John T. Kim. John T. Kim, 38, has been a director of Amkor since August 2005. Mr. Kim served in various capacities at Amkor between 1992 and 2005, as an Amkor employee and as an employee of our predecessor, Amkor Electronics, Inc., including as Director of Investor Relations, Director of Corporate Development and as Director of Procurement. Mr. Kim resigned as an Amkor employee when he was elected to our Board of Directors. Mr. John T. Kim is the son of James J. Kim, our Chief Executive Officer and Chairman.

John F. Osborne. John F. Osborne, 63, is a nominee for director of Amkor. Since January 1998, Mr. Osborne has been President of Competitive Customer Support, an advisor to companies that manufacture integrated circuits or supply materials, equipment and services to the microelectronics industry. From 1988 to 1996, Mr. Osborne was a member of the executive staff of Lam Research, a leading equipment supplier to the integrated circuit industry. At Lam, Mr. Osborne held the positions of Vice President of Strategic Development, Vice President of Quality and Vice President of Customer Support. Prior to joining Lam, Mr. Osborne held management positions at both Motorola, Inc. and Royal Philips Electronics from 1967 to 1985. Mr. Osborne serves on the board of directors of Electroglas, Inc. and the Strategic Advisory Board of DuPont Electronic Technologies. Mr. Osborne holds a degree in Metallurgical Engineering from the Colorado School of Mines.

Constantine N. Papadakis. Constantine N. Papadakis, 61, has been a director of Amkor since August 2005. Dr. Papadakis is President of Drexel University, a position he has held since 1995. From 1986 to 1995, Dr. Papadakis was Dean of the College of Engineering at the University of Cincinnati, and from 1984 to 1986 he was Professor and Head of the Civil Engineering Department of Colorado State University. Prior to returning to academia, Dr. Papadakis served as Vice President of Tetra Tech Inc., a Honeywell subsidiary, as Vice President of STS Consultants, Ltd., and at several engineering positions with Bechtel Power Corporation. He presently serves on the board of directors of Aqua America, CDI Corp, Mace Security International, Inc., Met-Pro Corporation, the Philadelphia Stock Exchange, Sovereign Bank, Inc., and various charitable and civic organizations.

James W. Zug. James W. Zug, 67, has been a director of Amkor since January 2003. Mr. Zug retired from PricewaterhouseCoopers in 2000 following a 36-year career at PricewaterhouseCoopers and Coopers & Lybrand, both public accounting firms. From 1998 until his retirement, Mr. Zug was Global Leader — Global Deployment for PricewaterhouseCoopers. From 1993 to 1998, Mr. Zug was Managing Director International for Coopers & Lybrand. He also served as the audit partner for a number of public companies over his career. PricewaterhouseCoopers is Amkor's independent registered public accounting firm; however, Mr. Zug was not involved with servicing Amkor during his tenure at PricewaterhouseCoopers. Mr. Zug serves on the board of directors of Allianz Funds, the Brandywine Group of mutual funds and Teleflex, Inc. Mr. Zug served on the board of directors of SPS Technologies, Inc. and Stackpole Ltd. prior to the sale of both of these companies in 2003.

CORPORATE GOVERNANCE

Board and Committee Meetings

The Board of Directors held 26 meetings and acted by unanimous written consent on six occasions during 2006. Each director attended at least 75 percent of all Board of Directors and applicable committee meetings.

The Board has established an Audit Committee, a Compensation Committee and a Nominating and Governance Committee. All Committee members are appointed by the Board of Directors.

Audit Committee

We have a separately-designated Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee is comprised of Messrs. Carolin, and Zug, and Mr. Hinckley, a current member of our Board who is not standing for re-election this year. If elected to the Board, it is expected that Mr. Osborne will serve on the Audit Committee. Our Board of Directors has determined that each of Messrs. Carolin, Hinckley, Osborne and Zug meets the independence and financial sophistication requirements set forth in the Nasdaq Marketplace Rules and SEC regulations. In addition, the Board has determined that each of Messrs. Carolin, Hinckley and Zug qualifies as an "audit committee financial expert" as defined in SEC regulations.

Among its responsibilities, the Audit Committee:

- pre-approves all audit and non-audit services provided to Amkor by Amkor's independent registered public accounting firm;
- has sole authority for overseeing the work of the independent registered public accounting firm;
- reviews and provides guidance on the external audit and Amkor's relationship with its independent registered public accounting firm;
- reviews and discusses with management and the independent registered public accounting firm the contents of periodic reports filed with the SEC and Amkor's earnings releases;
- reviews and approves in advance any proposed related party transactions;
- discusses with management and internal audit representatives the activities, organizational structure and qualifications of our internal audit function;
- reviews any reports by management or our internal auditors regarding the effectiveness of, or any deficiencies in, the design or operation of internal controls and any fraud that involves management or other employees who have a significant role in our internal controls;
- oversees compliance with SEC requirements for the disclosure of the services provided by our independent registered public accounting firm and the Audit Committee's members, member qualifications and activities;
- reviews any legal matters that the general counsel determines could have a significant impact on our financial statements;
- provides a review of our policies and practices with respect to financial risk management;
- institutes special investigations as the Audit Committee determines to be appropriate and necessary; and
- oversees procedures for the confidential, anonymous submission by employees of concerns regarding accounting, internal controls or audit matters.

The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is available on our website at http://www.amkor.com. The Audit Committee met fifteen times in 2006 apart from regular meetings with the entire Board, and acted by unanimous written consent on one occasion. In executing its responsibilities, Audit Committee members regularly communicate with our management and independent registered public accounting firm.

Compensation Committee

The Compensation Committee is comprised of Dr. Papadakis and Mr. Hinckley, a current member of our Board who is not standing for re-election this year. If elected to the Board, it is expected that Mr. Osborne will serve on the Compensation Committee. The Compensation Committee's duties include:

- annually reviewing and approving the compensation policy for our executive officers and directors;
- reviewing and approving the forms of compensation to be provided to our executive officers, and reviewing, approving and making recommendations to the Board of Directors regarding the general compensation goals, guidelines and bonus criteria for our employees;
- administering and interpreting the terms and conditions of all current and future equity incentive plans;
- reviewing and making recommendations to the Board of Directors regarding other plans that provide for compensation to our employees, directors and consultants;
- reviewing and approving any material amendments to our 401(k) plan;
- preparing and providing a report for inclusion in our annual proxy statement; and
- authorizing the repurchase of shares from terminated employees.

During 2006, the Compensation Committee met 2 times apart from regular meetings with the entire Board of Directors and acted by unanimous written consent on three occasions. The Board has adopted a written charter for the Compensation Committee, a copy of which is available on our website at http://www.amkor.com.

Nominating and Governance Committee

The Nominating and Governance Committee is comprised of Messrs. Churchill and Zug. The Nominating and Governance Committee, among its other duties:

- evaluates the current composition, organization and governance of the Board of Directors and its Committees and makes recommendations to the Board of Directors based on that evaluation;
- periodically assesses desired Board member qualifications, expertise and characteristics for potential Board members, and evaluates and proposes nominees to the Board of Directors based on those criteria;
- develops policies and procedures regarding the review and recommendation of nominees for director;
- oversees the Board of Directors' performance evaluation process;
- evaluates and makes recommendations to the Board of Directors concerning the appointment of directors to Board Committees, the selection of Committee chairpersons, and the proposal of a slate of nominees for election to the Board of Directors;
- evaluates and recommends termination of individual Board members in accordance with our Corporate Governance Guidelines;
- periodically reviews and re-examines the Nominating and Governance Committee's Charter and proposes changes to the Board of Directors; and
- develops and recommends Corporate Governance Guidelines for the Board of Directors, and periodically reviews these guidelines as well as our corporate governance practices and procedures.

The Board has adopted a written charter for the Nominating and Governance Committee, which is available on our website at http://www.amkor.com. The Nominating and Governance Committee met seven times during 2006 apart from regular meetings with the Board.

The Nominating and Governance Committee determines the required selection criteria and qualifications of director nominees based upon the needs of our Company at the time nominees are considered. The Nominating and Governance Committee considers factors including character, judgment, independence, age, expertise, diversity of experience, length of service and other commitments.

The Nominating and Governance Committee will consider the above factors for nominees identified by the Nominating and Governance Committee. The Nominating and Governance Committee uses the same process for evaluating all nominees, regardless of the original source of nomination. The Nominating and Governance Committee does not currently use the services of any third party search firm to assist in the identification or evaluation of Board member candidates. The Nominating and Governance Committee may, however, use such services in the future as it deems necessary or appropriate.

It is the policy of the Nominating and Governance Committee to consider both recommendations and nominations from stockholders for candidates to the Board of Directors. Stockholders wishing to recommend a candidate for consideration by the Nominating and Governance Committee for election to the Board of Directors can do so by writing to our Corporate Secretary at our principal executive offices. Stockholders shall give such candidate's name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and Amkor within the last three years, written indication of the candidate's willingness to serve if elected, and evidence of the nominating person's ownership of Amkor stock. Nominations for consideration at the 2008 Annual Meeting of Stockholders must be received by our Corporate Secretary no later than March 15, 2008.

Director Independence

The Board of Directors has determined that each of Messrs. Carolin, Churchill, Hinckley, Osborne, Papadakis and Zug is independent under the listing standards of The Nasdaq Stock Market and SEC rules. In reaching a determination that Mr. Churchill is independent under the Nasdaq listing standards and SEC rules, the Board of Directors considered certain relationships between entities affiliated with Mr. Churchill and entities affiliated with James J. Kim. These relationships include transactions, investments or partnerships in which Mr. Churchill and Mr. Kim, or entities affiliated with them, have a direct or indirect financial interest. None of these relationships involved Amkor. The Board determined that Mr. Churchill satisfies the independence requirements set forth by both Nasdaq and the SEC.

Communications with the Board of Directors

Although we do not currently have a formal policy regarding communications with the Board of Directors, stockholders may communicate with the Board of Directors by writing to us at Amkor Technology, Inc., Attn: Corporate Secretary, 1900 South Price Road, Chandler, Arizona 85286. Stockholders who would like their submission directed to a particular Board member may so specify, and the communication will be forwarded, as appropriate.

Annual Meeting Attendance

All directors are encouraged, but not required, to attend our Annual Meeting of Stockholders. All six of our incumbent directors attended the 2006 Annual Meeting of Stockholders.

Certain Relationships and Related Transactions

Related Party Transactions

As of May 31, 2007, Mr. James J. Kim and members of his immediate family and related trusts beneficially owned approximately 44.9% of our outstanding common stock.

In November 2005, we sold $100.0 million of our 6.25% Convertible Subordinated Notes due 2013 in a private placement to James J. Kim, Chairman and Chief Executive Officer, and certain Kim family members. The 2013 Notes are convertible into Amkor's common stock and are subordinated to the prior payment in full of all of Amkor's senior and senior subordinated debt. See Note 12 to our Consolidated Financial Statements for the fiscal year ended December 31, 2006, included in our Annual Report on Form 10-K filed with the SEC on February 26, 2007 for additional information.

Mr. JooHo Kim is an employee of Amkor and a brother of James J. Kim, our Chairman and Chief Executive Officer. Previously, Mr. JooHo Kim owned with his children and other Kim Family members 58.1% of Anam Information Technology, Inc., a company that provided computer hardware and software components to Amkor Technology Korea, Inc. (a subsidiary of Amkor). Mr. JooHo Kim sold all of his shares in the fourth quarter of 2006. Other Kim family members owned 48.3% as of December 31, 2006. As of September 30, 2006, a decision was made to discontinue services, and such services continue to decrease in volume. The services provided by Anam Information Technology were subject to competitive bid. During 2006, 2005, and 2004, purchases from Anam Information Technology, Inc. were $0.3 million, $1.8 million and $1.2 million, respectively. Amounts due to Anam Information Technology, Inc. at December 31, 2006 and 2005 were $0 million and $0.3 million, respectively.

Mr. JooHo Kim, together with his wife and children, own 96.1% of Jesung C&M, a company that provides cafeteria services to Amkor Technology Korea, Inc. The services provided by Jesung C&M are subject to competitive bid. During 2006, 2005, and 2004, purchases from Jesung C&M were $6.5 million, $6.5 million, and $6.4 million, respectively. Amounts due to Jesung C&M at December 31, 2006 and 2005 were $0.5 million and $0.5 million, respectively.

Dongan Engineering Co., Ltd. was 100% owned by JooCheon Kim, a brother of James J. Kim, until the third quarter of 2005. There is no longer any related party ownership. Mr. JooCheon Kim is not an employee of Amkor. Dongan Engineering Co., Ltd. provided construction and maintenance services to Amkor Technology Korea, Inc. and Amkor Technology Philippines, Inc., both subsidiaries of Amkor. The services provided by Dongan Engineering were subject to competitive bid. During 2005 and 2004, purchases from Dongan Engineering Co., Ltd were $0.5 million and $3.0 million, respectively. Amounts due to Dongan Engineering Co., Ltd. at December 31, 2005 were not significant.

We purchase leadframe inventory from Acqutek Semiconductor & Technology Co., Ltd. James J. Kim's ownership in Acqutek Semiconductor & Technology Co., Ltd. is approximately 17.7%. During 2006, 2005 and 2004, purchases from Acqutek Semiconductor & Technology Co., Ltd. were $16.7 million, $11.8 million and $11.8 million, respectively. Amounts due to Acqutek Semiconductor & Technology Co., Ltd. at December 31, 2006 and 2005, were $1.3 million and $1.4 million, respectively. The purchases are arms length and on terms consistent with our non-related party vendors.

We previously leased office space in West Chester, Pennsylvania from trusts related to James J. Kim. During 2006, 2005, and 2004, amounts paid for this lease were $0.1 million, $0.6 million, and $1.1 million, respectively. We vacated a portion of this space in connection with the move of our corporate headquarters to Arizona and paid a lease termination fee of $0.7 million in the second quarter of 2005. The sublease income has been assigned to the trusts as part of vacating the office space effective July 1, 2005. During 2005 and 2004 our sublease income includes $0.3 million and $0.6 million, respectively, from related parties. Starting in July 2005, we leased approximately 2,700 square feet of office space from these trusts. The lease term was for two years, through June 30, 2007, and we did not renew this lease.

We have indemnification agreements with our officers and directors. These agreements contain provisions that may require us, among other things, to indemnify the officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature). We also agreed to advance them any expenses for proceedings against them that we agreed to indemnify them from.

Review and Approval of Related Party Transactions

The Audit Committee of the Board of Directors reviews and approves in advance proposed related party transactions, including those required to be disclosed under SEC rules.

Compensation Committee Interlocks and Insider Participation

During 2006, the Compensation Committee of our Board of Directors consisted of Mr. Churchill and Dr. Papadakis. Mr. Hinckley replaced Mr. Churchill on the Compensation Committee in January 2007. No member of the Compensation Committee was an officer or employee of Amkor or any of Amkor's subsidiaries during 2006, or had any relationship requiring disclosure under SEC regulations. None of Amkor's Compensation Committee members or executive officers has served on the board of directors or on the compensation committee of any other entity one of whose executive officers served on our Board of Directors or on our Compensation Committee.

DIRECTOR COMPENSATION

Annual Retainer and Meeting Fees

We do not compensate directors who are also employees or officers of our Company for their services as directors. During 2006, non-employee directors received an annual retainer, which is paid quarterly, and Board and committee meeting fees. The cash compensation paid to our non-employee Board members in 2006 is set forth in the following table.

Annual Retainer for Board Members	$25,000(1)
Fee per Committee Meeting for Committee Chairs:	
Audit Committee	$ 3,000(2)
Compensation Committee	$ 3,000(3)
Nominating and Governance Committee	$ 3,000(3)
Fee per Board and Committee Meeting:	
Board Meeting	$ 2,000
Committee Meeting	$ 2,000
Non-Regularly Scheduled and/or Telephonic Board or Committee Meeting Lasting Less Than Thirty Minutes	$ 500(4)
Non-Regularly Scheduled and/or Telephonic Board or Committee Meeting Lasting Thirty Minutes or Longer	$ 2,000(4)

(1) Effective as of November 6, 2006, the annual retainer for Board members increased to $35,000.

(2) Effective as of February 6, 2007, an annual retainer of $10,000 was approved for the chairman of the Audit Committee which replaced the additional $1,000 per meeting fee paid to committee chairs.

(3) Effective as of February 6, 2007, an annual retainer of $5,000 was approved for the chairmen of the Compensation Committee and Nominating and Governance Committee which replaced the additional $1,000 per meeting fee paid to committee chairs.

(4) Effective as of January 13, 2007, the fee per non-regularly scheduled and/or telephonic Board and Committee meetings is: (i) $500 for meetings lasting less than thirty minutes; (ii) $1,000 for meetings lasting between thirty minutes and one hour; and (iii) $2,000 for meetings lasting longer than one hour.

In addition to the retainer and meeting fees, we also reimburse non-employee directors for travel and other reasonable out-of-pocket expenses incurred by them in attending Board and Committee meetings.

Equity Compensation

Each non-employee director automatically received upon re-election to the Board of Directors at our 2006 Annual Meeting options to purchase 10,000 shares of our common stock under the terms of our 1998 Stock Plan, which was initially adopted by our Board of Directors in January 1998 and was amended and restated on August 24, 2005 (the "1998 Stock Plan"). The director option grants are automatic and non-discretionary. The 1998 Stock Plan provides for an initial grant of options to purchase 20,000 shares of our common stock to each new non-employee director when such individual first becomes a director. In addition, each non-employee director is automatically granted an additional option to purchase 10,000 shares of our common stock when the director is re-elected to the Board of Directors by our stockholders, provided that the director has served on our Board for at least six consecutive months prior to his re-election.

Director option grants have a term of ten years and vest in three equal installments on the anniversary dates of the date of grant. Subject to certain customary exceptions, unvested and unexercised vested options are forfeited if a director ceases to be a member of the Board of Directors. In the event of a merger or sale of all or substantially all of our assets, the acquiring entity or corporation may either assume all outstanding options or may substitute equivalent options. Following an assumption or substitution, if the director is terminated, other than upon a voluntary resignation, any assumed or substituted options will vest and become exercisable in full. If the acquiring entity does not either assume all of the outstanding options or substitute an equivalent option, each option issued will immediately vest and become exercisable in full. The 1998 Stock Plan will terminate in January 2008 unless sooner terminated by the Board of Directors.

Historically, grants to non-employee directors were made under our 1998 Director Option Plan (the "Director Plan"), which was adopted by our Board of Directors in January 1998 and has terms substantially similar to the 1998 Stock Plan. Future grants to non-employee directors may be granted under the Director Plan or the 1998 Stock Plan.

Summary Director Compensation Table for 2006

The following table shows compensation information for our non-employee directors for the fiscal year ended December 31, 2006.

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards(2)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Winston J. Churchill	$118,000(1)	$—	$26,965(3)(5)	$—	$—	$—	$144,965
John T. Kim	50,000(1)	—	29,511(3)(5)	—	—	—	79,511
Roger A. Carolin	115,250(1)	—	30,648(3)(4)(5)	—	—	—	145,898
Constantine N. Papadakis	97,500(1)	—	23,780(3)(5)	—	—	—	121,280
James W. Zug	133,000(1)	—	21,234(3)(5)	—	—	—	154,234
Gregory K. Hinckley	121,500(1)	—	21,234(3)(5)	—	—	—	142,734

Notes

(1) Includes fees that were earned during the year ended December 31, 2006, but paid in the current fiscal year as follows: Mr. Churchill — $12,000; Mr. Kim — $10,000; Mr. Carolin — $16,000; Dr. Papadakis — $10,000; Mr. Zug — $17,000; and Mr. Hinckley — $15,500. Also includes fees earned by the directors for service on special committees of the Board during 2006 as follows: Mr. Churchill — $50,000; Mr. Carolin — $50,000; Dr. Papadakis — $35,000; Mr. Zug — $50,000; and Mr. Hinckley — $50,000.

(2) The amounts in the Option Awards column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS No. 123(R), and may include amounts from awards granted in and prior to 2006. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts are included in Note 3 to our Consolidated Financial Statements for the fiscal year ended December 31, 2006, included in our Annual Report on Form 10-K filed with the SEC on February 26, 2007.

(3) Under the current Director compensation program, non-employee directors receive an annual grant of 10,000 stock options upon re-election. For 2006, stock options were granted on August 8, 2006 with an exercise price of $5.82, the closing price of our common stock on the date of grant. The fair value of each of these annual

director grants was $43,100 or $4.31 per share. One-third (1/3) of the options become exercisable on each of the first, second and third anniversaries of the grant date.

(4) Upon initial election to the Board, directors are granted options to purchase 20,000 shares of our common stock. Mr. Carolin was granted, in connection with his appointment to our Board of Directors on February 7, 2006, options to purchase 20,000 shares of our common stock at an exercise price of $5.87, the closing price of our common stock on the date of grant. The fair value of this initial director grant was $83,400, or $4.17 per share. One-third of the options granted become exercisable on each of the first, second and third anniversaries of the grant date.

(5) Outstanding stock options as of December 31, 2006 for Amkor's directors are as follows: Mr. Churchill — 75,000; Mr. Kim — 30,000; Mr. Carolin — 30,000; Dr. Papadakis — 30,000; Mr. Zug — 53,333; and Mr. Hinckley — 75,000. None of our directors hold any stock awards.

EXECUTIVE OFFICERS

The name, age, position and a brief account of the business experience of our Chief Executive Officer and each of our other executive officers as of June 30, 2007 is set forth below.

Name	Age	Position
James J. Kim	71	Chief Executive Officer and Chairman
Kenneth T. Joyce	60	Executive Vice President and Chief Financial Officer
Oleg Khaykin	42	Executive Vice President and Chief Operating Officer
KyuHyun Kim	58	President, Amkor Technology Korea
James M. Fusaro	44	Corporate Vice President, Wire Bond Products
Gil C. Tily	53	Corporate Vice President and General Counsel

James J. Kim. *For a brief biography on Mr. Kim, please see "Proposal One — Election of Directors."*

Kenneth T. Joyce. Kenneth T. Joyce, 60, has served as Amkor's Executive Vice President and Chief Financial Officer since July 1999. Prior to his appointment as our Chief Financial Officer, Mr. Joyce served as our Vice President and Operations Controller since 1997. Prior to joining Amkor, he was Chief Financial Officer of Selas Fluid Processing Corporation, a subsidiary of Linde AG. Mr. Joyce began his accounting career in 1971 at KPMG Peat Marwick. Mr. Joyce is a certified public accountant. Mr. Joyce earned a B.S. in Accounting from Saint Joseph's University and an M.B.A. in Finance from Drexel University.

Oleg Khaykin. Oleg Khaykin, 42, has served as our Executive Vice President and Chief Operating Officer since January 2006. Mr. Khaykin served as our Executive Vice President of Corporate Development and Flip Chip Operations since his appointment as an executive officer in January 2004. Mr. Khaykin joined Amkor in May 2003 and was responsible for managing Amkor's corporate development, M&A and intellectual property initiatives. Prior to joining Amkor, Mr. Khaykin was the Vice President of Strategy and Business Development for Conexant Systems Inc./Mindspeed Technologies, a company that designs, develops and sells communication integrated circuits for networking applications. Mr. Khaykin also spent eight years working for The Boston Consulting Group, a strategic consulting firm. Mr. Khaykin earned a B.S. in Electrical and Computer Engineering with High University Honors from Carnegie Mellon University and an M.B.A. from Northwestern University's J.L. Kellogg Graduate School of Management.

KyuHyun Kim. KyuHyun Kim, 58, has served as Head of Amkor's Worldwide Manufacturing Operations since 2006 and as President of Amkor Technology Korea, Inc. since 2000. Prior to joining Amkor, Mr. Kim served in various positions at Anam Semiconductor, Inc. and its affiliates, including as President of Anam Semiconductor, Inc., President of the Chief Executive Office of the Anam Group, and Manager of Finance and Accounting of Anam Industrial Ltd. Mr. Kim earned a Bachelor of Commerce degree in International Trade from Myung-JI University. Mr. KyuHyun Kim is not related to James J. Kim, our Chairman and Chief Executive Officer.

James M. Fusaro. Jim Fusaro, 44, has served as our Corporate Vice President of Wire Bond Products since February 2005. Prior to assuming his current position, Mr. Fusaro served as Amkor's Senior Vice President and General Manager of Amkor's Japan operations from May 2002. Mr. Fusaro joined Amkor in 1997 and has served as

Amkor's Vice President of Chip Scale Products and Senior Vice President of Laminate Products. Prior to joining Amkor, Mr. Fusaro was a Senior Principle Engineer at Motorola Semiconductor Products Sector. Mr. Fusaro also spent nine years working in the Aerospace sector, working at United Technologies, Pratt & Whitney and AlliedSignal-Garrent Auxiliary Power Division. Mr. Fusaro earned a B.S. in Mechanical Engineering at Arizona State University and an M.S. in Mechanical Engineering from Rensselaer Polytechnic Institute.

Gil C. Tily. Gil C. Tily, 53, has served as Corporate Vice President and General Counsel since he joined Amkor in June 2007. Prior to joining Amkor, Mr. Tily was a partner in the law firm of Dechert LLP where he worked for 28 years. Mr. Tily holds an A.B. in Politics from Princeton University and a J.D. from the University of Pittsburgh School of Law.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The primary objectives of our compensation program are to attract personnel for positions of substantial responsibility, to provide incentives for such persons to perform to the best of their abilities, and to promote the success of our business. The subcontracted semiconductor packaging and test market is very competitive. To effectively compete and succeed in this market, we need to ensure that we have key senior management and technical personnel with the talent, leadership and commitment needed to operate our business, create new technologies, anticipate and effectively respond to new challenges, and to make and execute difficult decisions.

These objectives guide our Chief Executive Officer as he seeks to design pay packages with an appropriate mix of fixed and variable compensation and thereby enable Amkor to recruit and motivate key executives while maintaining a reasonable cost structure relative to our competitors. The Compensation Committee evaluates the compensation packages, as presented by the Chief Executive Officer, based on the foregoing objectives. While the Compensation Committee has not historically used the services of compensation consultants, we have retained an outside compensation consultant to assist the Compensation Committee in establishing competitive compensation packages for 2007. The compensation consultant reports to the Compensation Committee and provides it with compensation and peer group data, among other data points.

Our 2006 compensation program contains standard elements such as base salary, performance-based bonus opportunities and equity awards. As part of our effort to respond as necessary and appropriate to rapid changes within our industry, we have placed increasing emphasis on variable pay for our more senior level executives. This practice ensures that our most senior level executives are held accountable to stockholders for our operational and financial performance.

It is the philosophy of the Chief Executive Officer that annual equity grants are of limited usefulness as a key element of compensation for our executives because of the highly cyclical nature of the semiconductor industry and the volatility of our stock. As such, it is the Chief Executive Officer's view that management and the Compensation Committee must have the flexibility to determine the appropriate executive compensation structure, to allow for a proper mix of cash, equity and other incentives, as market conditions and the cyclicality of the industry dictate over time. As a result, the total cash compensation component (base salary plus bonus) represents a greater portion than the equity component in our total executive compensation structure.

The Compensation Committee annually reviews and approves the total compensation for our executive officers and recommends to the independent members of our Board of Directors the compensation policy and forms of compensation to be received by our executive officers. In setting our executive officers' overall compensation, the Compensation Committee considers a variety of factors related to Amkor's performance, including (i) gross profit ("Gross Profit") as reported in our consolidated financial statements in our annual report on Form 10-K, (ii) pre-tax income before any one-time items and refinancing charges ("Pre-Tax Income"), and (iii) individual performance, as measured by the Compensation Committee based on a subjective review by the Chief Executive Officer of each executive's performance. Other considerations include Amkor's business objectives, our fiduciary and corporate responsibilities, competitive practices and trends, and regulatory requirements.

All members of the Compensation Committee are independent directors in accordance with Nasdaq, SEC and Internal Revenue Code rules. The Compensation Committee operates under a written charter that has been approved by the Board of Directors. A copy of the charter is available at http://www.amkor.com.

Our Compensation Program Rewards Individual and Company Performance

Our compensation program is designed to reward high levels of performance at a company and individual level. Our key executive incentive compensation components currently consist of cash bonuses and stock options, both of which are designed to reward our performance and superior individual performance. In addition, given the volatility of our industry and the impact that volatility has on our variable pay, we also strive to provide competitive base salaries in order to ensure a baseline level of stable income, and health and welfare benefits in order to promote the well-being of our executives. Consistent with our emphasis on variable pay, we have been shifting our focus away from perquisites and other supplemental personal benefits. As part of this shift, in 2006 we terminated the practice of leasing automobiles on behalf of our U.S. executive officers.

Our Chief Executive Officer reviews the performance of each of his direct reports on an ongoing basis. Based on this ongoing assessment of performance, our Chief Executive Officer makes recommendations to the Compensation Committee regarding the compensation of executive officers. With the exception of the Korean-based severance benefit provided to Mr. KyuHyun Kim, as described in the "Severance Benefits" section below, we have not entered into, and generally do not enter into, individual employment, severance or change-in-control agreements with any of our named executive officers. This gives us the flexibility to enforce adherence to Amkor's values, ethics and performance standards, as needed and appropriate, without the limitations of contractual obligations that may detract from stockholder value.

Our compensation program is not designed to solely reward continued service. We do not maintain a pension program for our U.S.-based executives, and all salary increases and non-benefit related compensation other than base salary are structured in a manner that rewards performance, not length of service. We do not pay our executive officers retention or stay bonuses.

To that end, our cash-based 2006 Executive Incentive Bonus Plan was designed to reward executives based on our profitability, as measured by Gross Profit, Pre-Tax Income and individual performance, as measured by the Compensation Committee based on a subjective review by the Chief Executive Officer of each executive's performance. In addition, although our current long-term incentive program consists of stock option grants that vest over time, the intrinsic nature of a stock option is that it will only provide value to the executives to the extent our stock price increases over the life of the stock option.

Elements of our Compensation Program

Amkor provides two main types of compensation — fixed compensation and variable compensation. Fixed elements of compensation are not correlated directly to any measure of Amkor's performance and include items such as (i) base salary, (ii) 401(k) matching contributions, (iii) health and welfare benefits, and (iv) limited perquisites and supplemental benefits. Variable elements of compensation are based on performance and include such items as (i) annual performance bonuses, (ii) special incentive bonuses, and (iii) equity awards in the form of options to purchase shares of our common stock. We accrue an amount related to a severance benefit plan on behalf of KyuHyun Kim, President of Amkor Technology Korea and Head of Worldwide Manufacturing Operations, and who is one of our named executive officers. This severance benefit is described further in the "Severance Benefits" section below. With the exception of the foregoing, we do not have any employment, severance or change-in-control arrangements in place with any of our named executive officers.

Base Salary and Annual Incentive Opportunities

We pay base salaries to our U.S.-based executives on a bi-weekly basis. Mr. KyuHyun Kim is paid monthly. The primary purpose of base salaries at Amkor is to provide a stable source of income in order to attract key executives. We also use base salary increases to reward high performing executives and to recognize increases in the scope of an individual's responsibilities, as applicable. We seek to set base salaries at a level that is sufficient to be attractive to current and prospective executives. The primary factors we consider when setting base salaries include the experience and expertise of the individual, the value of the position to our organization and ongoing strategy, internal equity considerations, and the input of our Chief Executive Officer, James J. Kim. Our Chief Executive Officer's compensation for 2006 was determined by the Compensation Committee based on the value of Mr. Kim's strategic guidance and leadership of our company.

We also pay annual cash bonuses to our executives based on the executive's performance and our annual audited financial results. Given the need for audited financials, we pay annual cash bonuses, if any, in the year following the year during which performance was measured. The primary purpose of the annual cash bonus plan is to focus the attention of key executives on our operational and financial performance. In addition, unlike stock options, our annual cash bonus program allows us to set individual and company-wide goals that are viewed as critical to our overall success on an annual basis. This provides us with the flexibility to adapt our focus and goals as business priorities and executives' roles change over time. Bonuses are paid to executives for a given year only if the performance goals approved by the independent members of our Board of Directors for that year are achieved.

Our 2006 Executive Incentive Bonus Plan (the "2006 Bonus Plan") provided each executive with a target bonus amount that could be earned based on achievement relative to three goals: (i) Gross Profit (weighted at 50%), (ii) Pre-Tax Income (weighted at 25%), and (iii) an individual performance component (weighted at 25%). The target bonus amount for each named executive officer was approved by the Compensation Committee and was based on our forecasted operating results, the strategic value of the position to the organization's goals, and the Chief Executive Officer's recommendation for the executive officers reporting to him. The formula used to determine payments under the 2006 Bonus Plan was approved by the Compensation Committee with the goal of aligning executive cash compensation with our profitability and individual performance.

To that end, the 2006 Bonus Plan used the following payout formula:

- 0% of the target bonus amount if less than 80% of the corporate Gross Profit and Pre-Tax Income goals were achieved, regardless of individual performance;
- 50% of the target bonus amount if 80% of the corporate Gross Profit and Pre-Tax Income goals were achieved ("threshold");
- 100% of the target bonus amount if 100% of the corporate Gross Profit and Pre-Tax Income goals were achieved ("target"); and
- 150% of the target bonus amount if 120% of the corporate Gross Profit and Pre-Tax Income goals were achieved ("maximum").

The 2006 Bonus Plan also provided that the Compensation Committee and independent members of our Board of Directors may award, on the recommendation of our Chief Executive Officer, an additional amount in discretionary bonuses. For 2006, $245,000 was the maximum aggregate amount available for award in discretionary bonuses to executive officers and employees that were eligible to participate in the 2006 Bonus Plan.

Following the end of 2006, the Compensation Committee compared Amkor's actual performance to the 2006 Bonus Plan's performance targets for 2006 and applied the 2006 bonus formula to this actual performance. Applying the pre-established bonus formula to this financial performance resulted in bonuses at approximately 96% of target levels.

For 2006, the target and actual bonus amounts paid to our named executive officers (other than our Chief Executive Officer) were as follows:

Executive	2006 Target Bonus Amount	2006 Bonus Amount Earned Under Plan Formula	2006 Discretionary Bonus Amount Earned Under Plan	2006 Actual Bonus Amount
Kenneth T. Joyce	$300,000	$288,000	$ 12,000	$300,000(1)
Oleg Khaykin	375,000	360,000	40,000	400,000
KyuHyun Kim	250,000	240,000	110,000	350,000
James M. Fusaro	250,000	240,000	10,000	250,000

(1) Excludes a $175,000 special cash incentive bonus described under Special Incentive Bonuses.

At the Compensation Committee's recommendation, James J. Kim, our Chairman and Chief Executive Officer, was awarded a cash bonus in the amount of $1.04 million based on Amkor's performance for 2006. The 2006 Bonus Plan did not establish bonus targets or amounts for Mr. Kim. In the absence of a pre-approved bonus plan for Mr. Kim, the Compensation Committee and the independent members of our Board of Directors applied the formula set forth in the 2006 Bonus Plan for Amkor's other executive officers and determined that it was appropriate to award Mr. Kim a bonus in the amount of $1.04 million.

Special Incentive Bonuses

From time to time, Amkor also awards special cash incentive bonuses, as deemed appropriate by the Compensation Committee. The purpose of these payments is to recognize significant individual contributions that would not, in the view of the Compensation Committee, be fully accounted for under our annual cash bonus program. The amount of any special cash incentive award for executive officers is determined and approved by the Compensation Committee and independent members of our Board of Directors. In 2006, Ken Joyce, our Chief Financial Officer, received a $175,000 special cash incentive award to recognize his contributions on key projects during 2006 such as, realignment of the debt components of our capital structure through a series of complex financings, which also resulted in a significant reduction in interest expense on a going forward basis. This was accomplished in a difficult environment with many ongoing management distractions, and in a time period during which financing had not been readily available to Amkor.

Long-term Incentive Compensation

Historically, Amkor has typically made stock option grants to executives on an annual basis with time-based vesting requiring continued service through each vesting date. The primary purpose of stock option grants at Amkor is to align all executives with each other and stockholders with a common goal of long-term stockholder value creation. Amkor believes that stock options motivate executives by allowing them to share in the value they create for stockholders. In 2005, we did not grant stock options to any of our named executive officers. In 2006, we granted stock options to our named executive officers that vest 100% two years from the date of grant. Amkor feels that stock options issued with exercise prices equal to fair market value on the date of grant that have a time-based vesting requirement can be an effective tool because the stock options only produce value to the extent that the employee continues to be employed by us and the stock price increases, which in turn creates value for all stockholders.

The number of stock options granted to our executive officers, and the frequency of such option grants is determined by the Chief Executive Officer and approved by the Compensation Committee. Although a number of factors are considered, the number of stock options granted to our executive officers is determined on a case-by-case, discretionary basis, rather than on a formula basis. Factors considered include the input of our Chief Executive Officer, individual performance potential and any retention concerns. In 2006, we engaged a compensation consulting firm to assess our stock option and equity granting procedures and practices and to make recommendations on possible improvements. In February 2007, based on the compensation consulting firm's review, the Compensation Committee adopted a new Equity Award Policy which covers the approval and granting of stock options and other equity awards to employees.

We have also structured our compensation programs to comply with Section 409A of the Internal Revenue Code. During 2006, we conducted an internal review of past stock option grants which is described in further detail in our Annual Report on Form 10-K for the year ended December 31, 2006. As part of this review, it was determined that certain options granted after July 1, 2004 were granted at a discount from fair market value and therefore may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code. Given the potential for adverse tax consequences for our employees under Section 409A, we offered eligible U.S. employees a voluntary choice to increase the exercise price of certain of their unvested stock options granted after July 1, 2004 to the fair market value on the option's measurement date for reporting purposes in exchange for cash consideration equal to the product of the number of shares underlying the stock option and the difference between the fair market value on the option's measurement and the current exercise price of the stock option. James Fusaro, our Corporate Vice

President, Wire Bond Products, and a named executive officer, was eligible to participate in this offer. He accepted the offer and increased to $5.71 the exercise price of options to purchase 32,000 shares of our common stock in exchange for $24,960, which represented the difference between the prior exercise price and the amended exercise price multiplied by the number of options amended. None of our other executive officers participated in this offer because they did not have any options that were potentially impacted by Section 409A.

Timing of Grants

The Compensation Committee has not granted, nor does it intend in the future to grant, stock options to executives in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. In addition, discretionary stock option grants may not be made during certain "black out" periods established in connection with the public release of earnings information. Similarly, the Compensation Committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on stock option grant dates.

Other Compensation Elements

Health and Welfare Benefits. Our executives are eligible to participate in benefit programs that are generally available to substantially all salaried, full-time employees, as determined by the country of their employment.

Retirement Benefits. We do not have a pension in place for U.S. employees or executives. We do offer a tax-qualified 401(k) plan that, subject to IRS limits, allows executives and employees to contribute a portion of their cash compensation on a pre-tax basis to an account that is eligible to receive matching contributions. After one year of employment, we match employee contributions at a rate of 75% of the amount of compensation deferred by the participant, up to a maximum matching contribution of $6,000 per year. The match vests ratably over three years.

KyuHyun Kim, President of Amkor Technology Korea and our Head of Worldwide Manufacturing Operations, participates in a severance program that we provide our Korean executives. This severance program provides executives with a one-time lump sum benefit at the time of separation, which benefit is calculated based on average monthly salary, years of service and seniority.

Perquisites and Personal Benefits. In addition to the health and welfare benefits generally available to all salaried, full-time employees, Amkor also provides certain named executive officers with annual medical screening. Although they make up a small portion of total compensation for our named executive officers, the purpose of these compensation elements is to promote the continuous well-being of our executives, and to ensure that our most critical employees are able to devote their attention to our ongoing success.

In 2006, we also provided our U.S.-based named executive officers with leased automobiles, which were available for personal use, and reimbursed them for fuel expenses. In December 2006, we terminated our leased automobile program for U.S. executives. In connection with the termination of the program, we made one-time payments of $14,000 to each of Messrs. Khaykin, Joyce and Fusaro, which could be applied by each executive toward the purchase of his vehicle. The $14,000 amount approximated the cost to us to terminate each lease. We also provided a one-time benefit of $28,000 to Mr. James Kim in connection with the termination of this program and the sale of two company-owned vehicles to Mr. Kim. We continue to provide KyuHyun Kim with a company paid car.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code (the "Code") imposes limitations on the deductibility for federal income tax purposes of compensation over $1 million paid to each of our five most highly paid executive officers in a taxable year. Compensation above $1 million may only be deducted if it is "performance-based compensation" within the meaning of the Code. Stock option awards generally are performance-based compensation meeting those requirements and, as such, are fully deductible provided that they have been granted by a committee whose members are non-employee directors. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals, we have not adopted a policy requiring all compensation to be deductible. For 2006, certain amounts paid did not qualify as performance-based compensation and were not deductible.

Amkor's stock option practices have been impacted by Statement of Financial Accounting Standards No. 123(R) *Share-Based Payments* ("SFAS No. 123(R)"). Pursuant to SFAS No. 123(R), we are required to record an expense on our income statement for all unvested stock options over their remaining vesting period.

Report of the Compensation Committee of the Board of Directors

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis for the fiscal year ended December 31, 2006. Based on the review and discussions, the Compensation Committee recommended to the Board of Directors, and the Board has approved, that the Compensation Discussion and Analysis be included in this Proxy Statement on Schedule 14A.

This report is submitted by the Compensation Committee.

Constantine N. Papadakis, Chair

Gregory K. Hinckley

Summary Compensation Table

The following table sets forth certain compensation information for our Chief Executive Officer, Chief Financial Officer and our three other most highly compensated executive officers who were serving as executive officers (such five officers collectively, our "named executive officers") at the end of 2006 for services rendered to us and our subsidiaries during 2006:

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards (1)(2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation (4)	Total
James J. Kim . . . . Chief Executive Officer and Chairman	2006	$963,846	$1,040,000(5)	$—	$257,152	$ —	$—	$43,692	$2,304,690
Kenneth T. Joyce . . . . Executive Vice President and Chief Financial Officer	2006	337,692	175,000(6)	—	104,450	300,000	—	28,594	945,736
Oleg Khaykin . . . . Executive Vice President and Chief Operating Officer	2006	366,923	—	—	119,628	400,000	—	35,191	921,742
Kyu-Hyun Kim . . . . President, Amkor Technology Korea and Head of Worldwide Manufacturing	2006	423,456(7)	—	—	73,129	350,000	—	21,781(7)	868,366(7)
James M. Fusaro . . . . Corporate Vice President, .Wire Bond Products	2006	355,387(8)	—	—	92,673	250,000	—	61,061	759,121

Notes

(1) The amounts in the Option Awards column reflect the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2006, in accordance with SFAS No. 123(R), and may include amounts from awards granted in and prior to 2006. Pursuant to SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Assumptions used in the calculation of these amounts are included in Note 3 to our Consolidated Financial Statements for the year ended December 31, 2006, included in our Annual Report on Form 10-K filed with the SEC on February 26, 2007. See the Grants of Plan-Based Awards Table below for information on options granted in 2006. These amounts

reflect the accounting expense for these awards, and do not correspond to the actual value, if any, that will be recognized by the named executive officers.

(2) In August 2004, the Compensation Committee of our Board of Directors approved the full vesting of all unvested outstanding employee stock options that were issued prior to July 1, 2004. As a result, the expense for those awards has already been recognized and is not included in the table. See the Outstanding Equity Awards at Fiscal Year End Table below for more information on outstanding stock option awards.

(3) Amounts paid pursuant to the terms of the 2006 Bonus Plan, which contains both formula-based criteria and discretionary components (that apply only if certain financial criteria are met) which are described in more detail in the Compensation Discussion and Analysis above.

(4) See the All Other Compensation Table below for additional information.

(5) Represents the 2006 bonus approved by the Board of Directors based on the same criteria as set forth in the 2006 Bonus Plan described above.

(6) Represents the special cash incentive award to recognize Mr. Joyce's contributions on key projects during 2006, such as realignment of the debt components of our capital structure through a series of complex financings, which also resulted in a significant reduction in interest expense on a going forward basis.

(7) The amounts have been converted from Korean Won based on the daily average rate for the year ended December 31, 2006 (955Won = $1USD).

(8) We included $43,560 of ordinary income under the IRS rules governing the disposition of stock options.

All Other Compensation Table

All Other Compensation amounts in the Summary Compensation Table consist of the following:

Name	Auto Fringe(1)	Tax Gross-Ups(2)	401(k) Match(3)	Proceeds from Amending Outstanding Stock Options(4)	One-Time Auto Allowance Payments(5)	Collective Insurance by Company(6)	Insurance Obligated by Government(7)	Executive Medical Screening(8)	Total
James J. Kim	$ 6,437	$2,840	$6,000	$ —	$28,000	$—	$ —	$ 415	$43,692
Kenneth T. Joyce	5,109	2,426	6,000	—	14,000	—	—	1,059	28,594
Oleg Khaykin	9,272	4,403	6,000	—	14,000	—	—	1,516	35,191
KyuHyun Kim	13,429(9)	1,178(9)	—	—	—	97(9)	7,077(9)	—	21,781(9)(10)
James M. Fusaro	10,916	5,185	6,000	24,960	14,000	—	—	—	61,061

Notes

(1) Represents personal use of leased automobiles by us and related charges paid by us for our named executive officers as follows: Mr. J. Kim — $5,437 for personal use and $1,000 in fuel charges; Mr. Joyce — $4,125 for personal use and $984 in fuel charges; Mr. Khaykin — $7,750 for personal use and $1,522 in fuel charges; Mr. Fusaro — $9,750 for personal use and $1,166 in fuel charges. For KyuHyun Kim, represents the cost to us of the following automobile related items: $4,840 in repairs, $6,925 in fuel, $917 in tolls and parking fees, and $747 in insurance premiums.

(2) Represents consideration paid by us to the executive for taxes related to company-provided perquisites.

(3) Represents our matching contributions to the participants' 401(k) accounts.

(4) Represents consideration from us related to amending the exercise price of outstanding stock options to increase the exercise price to the fair market value on the date of grant.

(5) Represents a one-time payment related to the termination of the program under which certain executives had the use of company-leased or company-owned automobiles.

(6) Represents supplemental company-paid collective insurance premiums for a policy where Amkor is not the beneficiary.

(7) Represents supplemental company-paid premiums for insurance for which we are not the beneficiary (as obligated by the Korean government).

(8) Represents the cost to us of annual executive medical screening.

(9) Converted from Korean Won based on the daily average rate for the year ended December 31, 2006 (955Won = $1USD).

(10) We have access to a golf club membership that is used by Mr. KyuHyun Kim and other executives to entertain clients and for their personal use. Due to the flat fee nature of the membership and the fact that Mr. Kim is responsible for any personal charges incurred at the club, there is no incremental cost to us related to the personal use of the club membership and therefore no value has been ascribed to this item.

Grants of Plan-Based Awards

The following table sets forth certain information with respect to stock option awards granted to the named executive officers for the fiscal year ended December 31, 2006.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards(2)	Grant Date Fair Value of Stock and Option Awards(3)
		Threshold	Target	Maximum	Threshold	Target	Maximum				
James J. Kim	2/13/2006	—	—	—	—	—	—	—	95,000	$7.00	$462,234
Kenneth T. Joyce	2/13/2006	—	—	—	—	—	—	—	30,000	7.00	145,989
Oleg Khaykin	2/13/2006	—	—	—	—	—	—	—	35,000	7.00	170,297
KyuHyun Kim	2/13/2006	—	—	—	—	—	—	—	25,000	7.00	121,658
James M. Fusaro	2/13/2006	—	—	—	—	—	—	—	25,000	7.00	121,658

(1) Represents the number of stock options granted to our named executive officers during our year ended December 31, 2006. These options were granted under the 1998 Stock Plan with a term of 10 years, subject to earlier termination upon certain events related to termination of employment. The options vest 100% twenty-four (24) months after the date of grant. Upon a qualified Retirement, the options will continue to vest for an additional twelve (12) months following the date of retirement. The optionee will then have thirty (30) days following such twelve (12) month period to exercise the option, provided that, in no event shall the option be exercisable beyond their expiration date.

(2) All options were granted at fair market value (closing price for our common stock on the date of grant, as reported by Nasdaq).

(3) The indicated present value amounts are based on the Black-Scholes option pricing model. For purposes of the Black-Scholes model, we assumed a volatility of 78.4%, a risk-free rate of return of 4.6%, a dividend yield of 0%, and an expected life of 5.8 years. Actual gains, if any, on exercise will be dependent on a number of factors, including our future performance and performance of our common stock, and overall market conditions as well as the holders' continued employment through the vesting period. As a result, the indicated present values may vary substantially from actual realized values.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable stock options held by our named executive officers as of December 31, 2006. There are no other stock awards currently outstanding and held by our named executive officers.

Name	Number of Securities Underlying Unexercised Options Exercisable(#)(1)	Number of Securities Underlying Unexercised Options Unexercisable(#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)	Option Exercise Price	Option Expiration Date
James J. Kim	250,000	—	—	$10.79	2/22/2013
	250,000	—	—	10.79	4/4/2007
	250,000	—	—	12.40	6/26/2013
	31,250	28,750(2)	—	5.31	11/12/2014
	—	95,000(3)	—	7.00	2/13/2016
Kenneth T. Joyce	15,000	—	—	11.00	5/1/2008
	8,000	—	—	9.06	5/7/2009
	40,000	—	—	10.79	2/4/2011
	40,000	—	—	10.79	4/4/2012
	70,000	—	—	10.79	2/22/2013
	100,000	—	—	12.40	6/26/2013
	23,437	21,563(2)	—	5.31	11/12/2014
	—	30,000(3)	—	7.00	2/13/2016
Oleg Khaykin	150,000	—	—	9.18	5/12/2013
	10,000	—	—	12.40	6/26/2013
	26,041	23,959(2)	—	5.31	11/12/2014
	—	35,000(3)	—	7.00	2/13/2016
KyuHyun Kim	50,000	—	—	10.79	2/4/2011
	40,000	—	—	13.00	2/22/2012
	35,000	—	—	10.79	4/4/2012
	50,000	—	—	12.40	6/26/2013
	10,833	9,167(4)	—	4.93	10/27/2014
	—	25,000(3)	—	7.00	2/13/2016
James M. Fusaro	1,000	—	—	11.00	5/1/2008
	5,000	—	—	9.06	5/7/2009
	5,000	—	—	10.79	2/4/2011
	10,000	—	—	13.00	2/22/2012
	7,000	—	—	10.79	4/4/2012
	10,000	—	—	10.79	11/1/2012
	8,000	—	—	10.79	5/9/2013
	25,000	—	—	12.40	6/26/2013
	13,666	18,334(5)	—	5.71	10/27/2014
	—	25,000(3)	—	7.00	2/13/2016

(1) During August 2004, the Compensation Committee of our Board of Directors approved the full vesting of all unvested outstanding employee stock options that were issued prior to July 1, 2004.

(2) The option was granted on November 12, 2004 with the following vesting schedule: 25% of the options became exercisable 12 months after the grant date with 1/48th of the options becoming exercisable each month thereafter.

(3) The option was granted on February 13, 2006 with the following vesting schedule: 100% of the options become exercisable 24 months after the grant date.

(4) The option was granted on October 27, 2004 with the following vesting schedule: 25% of the options became exercisable 12 months after the grant date with 1/48th of the option shares becoming exercisable each month thereafter.

(5) The option was granted on October 27, 2004 with the following vesting schedule: 25% of the option became exercisable 12 months after the grant date with 1/48th of the option shares becoming exercisable each month thereafter. In exchange for a cash payment of $24,960, these stock options were amended in December of 2006 to increase the exercise price from $4.93 to $5.71, the fair market value on the date of grant.

Option Exercises and Stock Vested

The following table shows all stock options exercised and the value realized upon exercise by the named executive officers during 2006. There are no stock awards currently outstanding and held by our named executive officers.

	OPTION AWARDS	
Name	Shares Acquired on Exercise(#)	Value Realized on Exercise(1)
James J. Kim	—	—
Kenneth T. Joyce	—	—
Oleg Khaykin	—	—
KyuHyun Kim	—	—
James M. Fusaro	8,000	$43,560

(1) The value realized equals the difference between the option exercise price and the fair market value of Amkor common stock on the date of exercise, multiplied by the number of shares for which the option was exercised.

Severance Benefits

None of our U.S. executives has a pension benefit or post-retirement health coverage arrangement provided by Amkor. KyuHyun Kim participates in a severance benefit program under which Korean executives are entitled to a one-time lump sum benefit at the time of separation. This amount is calculated based on average monthly salary, years of service and seniority. Under this severance benefit, Mr. KyuHyun Kim will be entitled to certain benefits upon termination of his employment with Amkor, as follows:

	Event							
Compensation Component	Voluntary Resignation	Early Retirement	Normal Retirement(1)	Involuntary Not for Cause	For Cause Termination	Change-in Control	Death	Disability
Korean Severance Liability Plan	$ 1,834,393	$ 1,834,393	$ 1,834,393	$ 1,834,393	$ 1,834,393	$ 1,834,393	$ 1,834,393	$ 1,834,393
Form of Payment(2)(3)	Lump Sum	Lump Sum	Lump Sum	Lump Sum	Lump Sum	Lump Sum	Lump Sum	Lump Sum

Notes

(1) There is no normal retirement age for executives under the Korean Severance Liability Plan. The values presented assume Mr. Kim's termination of employment at December 31, 2006.

(2) Mr. Kim's benefit is payable in the form of a lump sum which is calculated directly based on average monthly salary, years of service and seniority on the date of separation. The lump sum is payable immediately upon separation without any adjustment. As such, there is no conversion of an annuity to a lump sum and, thus, no need for assumptions concerning either mortality or a discount rate.

(3) The exchange rate from Korean Won to U.S. dollars was based on the spot rate on December 31, 2006 (930Won = $1USD).

Post Employment Compensation

As described in Compensation Discussion and Analysis above, our named executive officers are employees at will and do not have employment, change-in-control or severance agreements with us. The information and related tables presented below reflect the amount of compensation that would become payable to our named executive officers upon certain events if the named executive officer's employment had terminated on December 31, 2006. The figures shown are based on Amkor's closing stock price on that date and any actual amounts paid under these scenarios, should they occur in the future, may be different. For purposes of this section, we have excluded amounts that would become payable under programs that are generally available to Amkor's salaried employees (e.g., our 401(k) plan and Company-provided life insurance).

Cash Payments upon Termination of Service

Amkor does not have any executive contracts or agreements that provide for cash severance payments for terminations of any kind for U.S.-based executives. Furthermore, there is no policy that obligates us to pay severance under any circumstances. In the past, we have had an informal practice regarding severance payments where employees whose service is involuntarily terminated due to a reduction in force have generally received three weeks of base salary pay for their first year of service and one week of base salary for every year of service thereafter. This practice and formula has been used typically for non-executive officers. For executives, our past practice has generally ranged from providing six to twelve months of base salary and in one case, approximately 24 months. Mr. KyuHyun Kim participates in a severance benefit plan whereby he will be entitled to certain benefits upon termination of employment with Amkor. These benefits are described under the Severance Benefits section above.

Treatment of Equity upon Termination

Our stock incentive plans and related award agreements provide that upon termination or death, unvested shares revert to the plans under which they were granted except upon a change of control or upon retirement for shares granted after April 4, 2001. The following table shows the additional vesting, if any, for unvested stock option awards and the exercise periods for vested stock option awards, if applicable, should the following events occur.

Treatment of Outstanding Stock Options upon Various Events

Voluntary Resignation	Normal Retirement(1)(2)	Involuntary Not for Cause	For Cause Termination	Change in Control	Death	Disability
No additional vesting; up to 3 months to exercise	*No additional vesting; up to 12 months to exercise*	*No additional vesting; up to 3 months to exercise*	*No additional vesting; up to 3 months to exercise*	*Accelerated vesting (if not assumed); up to 90 days to exercise*	*No additional vesting; up to 12 months to exercise*	*No additional vesting; up to 12 months to exercise*

(1) Normal Retirement is defined as termination of service on or after the date when the sum of (i) the optionee's age (rounded down to the nearest whole month), plus (ii) the number of years (rounded down to the nearest whole month) that the optionee has provided services equals or is greater than seventy-five (75).

(2) Shares granted after April 4, 2001 will continue to vest for 12 months following the optionee's retirement. The optionee has an additional 30 days after such 12 month period to exercise his or her options.

Based on the treatment outlined in the preceding table, the following table shows the value attributable to the acceleration of vesting for outstanding stock options, if applicable, under each event. The value shown is based on a termination date of December 31, 2006 using the closing price of our common stock on that date, which was $9.34.

	Gain Related to Accelerated Vesting of Outstanding Stock Options						
Compensation Component	**Voluntary Resignation**	**Normal Retirement**	**Involuntary Not for Cause**	**For Cause Termination**	**Change-in Control**	**Death**	**Disability**
James J. Kim	$—	$60,450	$—	$—	$338,163	$—	$—
Kenneth T. Joyce	—	45,338	—	—	157,099	—	—
Oleg Khaykin	—	50,375	—	—	178,455	—	—
KyuHyun Kim	—	22,050	—	—	98,926	—	—
James M. Fusaro	—	36,300	—	—	125,052	—	—

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding common stock as of May 31, 2007 by:

- each person or entity who is known by us to beneficially own 5% or more of our outstanding common stock;
- each of our directors and one nominee for director; and
- each named executive officer.

	Beneficial Ownership(a)	
Name and Address	Number of Shares (#)(a)	Percentage Ownership (%)
James J. Kim Family Control Group(b) 1900 S. Price Road, Chandler, AZ 85248	87,446,924	44.92%
FMR Corp.(c) 82 Devonshire Street, Boston, MA 02109	26,074,645	14.42
Roger A. Carolin(d)	16,667	*
Winston J. Churchill(e)	79,534	*
James M. Fusaro(f)	90,500	*
Kenneth T. Joyce(g)	324,279	*
Gregory K. Hinckley(h)	70,334	*
Oleg Khaykin(i)	193,333	*
James J. Kim(j)	27,009,567	14.52
John T. Kim(k)	30,718,022	16.27
KyuHyun Kim(l)	196,696	*
John F. Osborne	—	*
Constantine N. Papadakis(m)	6,667	*
James W. Zug(n)	68,434	*
All directors and named executive officers(o)	58,774,033	30.15

* Represents less than 1%.

(a) The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any share over which the individual or entity has voting power or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that will become exercisable on or before July 30, 2007 are deemed outstanding. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to shares shown as beneficially owned.

(b) Represents 27,009,567 shares held by James J. Kim of which 540,000 shares are issuable upon exercise of stock options that will become exercisable on or before July 30, 2007, and 4,672,897 shares that are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013; 8,180,423 shares held by Agnes C. Kim; 15,792,457 shares held by David D. Kim, of which 1,335,113 shares are subject to shared voting and investment power; 21,682,909 shares held by Susan Y. Kim, of which 15,425,565 shares are subject to shared voting and investment power; 30,718,022 shares held by John T. Kim, of which 13,957,344 shares are held by the John T. Kim Trust of 12/31/87; 16,760,678 shares are subject to shared voting and investment power and 8,010,678 of these shares are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013; 14,457,344 shares held by the David D. Kim Trust of 12/31/87; 6,257,344 shares held by the Susan Y. Kim Trust of 12/31/87; 2,733,334 shares held by the Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Alexandra

Panichello, all of which are subject to shared voting and investment power; 2,733,333 shares held by the Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Jacqueline Panichello, all of which are subject to shared voting and investment power; and 2,733,333 shares held by the Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Dylan Panichello, all of which are subject to shared voting and investment power; 817,557 shares held by The James and Agnes Kim Foundation, Inc. of which 667,557 shares are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013; 1,345,113 shares, held by the Trust U/D of James J. Kim dated 10/3/94 f/b/o Jacqueline Mary Panichello; 1,345,113 shares held by the Trust U/D of James J. Kim dated 12/24/92 f/b/o Alexandra Kim Panichello; 1,345,113 shares held by the Trust U/D of James J. Kim dated 10/15/01 f/b/o Dylan James Panichello; 1,345,113 shares held by the Trust U/D of James J. Kim dated 10/15/01 f/b/o Allyson Lee Kim; 1,345,113 shares held by the Trust U/D of J. Kim dated 11/17/03 f/b/o Jason Lee Kim, of which, with respect to each of the foregoing amounts of 1,345,113 shares, 1,335,113 shares are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013 and all of which are subject to shared voting and investment power; 1,335,113 shares held by the Trust U/D of James J. Kim dated 11/11/05 f/b/o Children of David D. Kim, all of which are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013 and are subject to shared voting and investment power; and 500,000 shares held by the Trust U/D of John T. Kim dated 10/27/04 f/b/o his children, all of which are subject to shared voting and investment power.

Each of the individuals, trusts, and the James and Agnes Kim Foundation, Inc., listed above, may be deemed members of the James J. Kim Family Control Group (the "James J. Kim Family") under Section 13(d) of the Exchange Act on the basis that the trust agreement for certain of these trusts encourages the trustees of the trusts to vote the shares of common stock held by them, in their discretion, in concert with the James J. Kim Family and it is likely that the trustees of the other trusts will do the same. James J. and Agnes C. Kim are husband and wife. David D. Kim, John T. Kim and Susan Y. Kim are the children of James J. and Agnes C. Kim. Each of the David D. Kim Trust of December 31, 1987, the John T. Kim Trust of December 31, 1987 and the Susan Y. Kim Trust of December 31, 1987 has as their sole trustee David D. Kim, John T. Kim and Susan Y. Kim, respectively. Susan Y. Kim is the parent of Alexandra Panichello, Jacqueline Panichello and Dylan Panichello and is the co-trustee of each of her children's trusts along with John T. Kim. These trusts are as follows: Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Alexandra Panichello, Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Jacqueline Panichello, and Trust U/D of Susan Y. Kim dated 4/16/98 f/b/o Dylan Panichello. John T. Kim established the "Trust U/D of John T. Kim dated 10/27/04 f/b/o his children" with himself and Susan Y. Kim as co-trustees. James J. Kim has established trusts for each of the children of Susan Y. Kim, John T. Kim, and David D. Kim as follows: Trust U/D of James J. Kim dated 10/3/94 f/b/o Jacqueline Mary Panichello (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 12/24/92 f/b/o Alexandra Kim Panichello (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 10/15/01 f/b/o Dylan James Panichello (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 10/15/01 f/b/o Allyson Lee Kim (John T. Kim and Susan Y. Kim as co-trustees), Trust U/D of James J. Kim dated 11/17/03 f/b/o Jason Lee Kim (John T. Kim and Susan Y. Kim as co-trustees), the Trust U/D of James J. Kim dated 11/11/05 f/b/o Children of David D. Kim (John T. Kim and David D. Kim as co-trustees). The trustees of each trust may be deemed to be the beneficial owners of the shares held by such trust.

The James J. Kim Family may be deemed to have beneficial ownership of 87,446,924 shares or approximately 44.92% of the outstanding shares of common stock. Each of the foregoing persons stated that the filing of their beneficial ownership reporting statements shall not be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the shares of common stock reported as beneficially owned by the other such persons.

(c) As reported by FMR Corp. and Edward C. Johnson 3d, chairman of FMR Corp., on a Schedule 13G/A filed with the SEC on February 14, 2007. FMR Corp. reported that it has sole voting power with respect to 2,201,382 shares and sole investment power for 26,074,645 shares. Mr. Johnson reported he has sole voting and investment power for 26,074,645 shares.

(d) Includes 6,667 shares issuable upon the exercise of stock options that will become exercisable by Mr. Carolin on or before July 30, 2007.

(e) Includes 58,334 shares issuable upon the exercise of stock options that will become exercisable by Mr. Churchill on or before July 30, 2007.

(f) Includes 90,500 shares issuable upon the exercise of stock options that will become exercisable by Mr. Fusaro on or before July 30, 2007.

(g) Includes 303,000 shares issuable upon the exercise of stock options that will become exercisable by Mr. Joyce on or before July 30, 2007.

(h) Includes 58,334 shares issuable upon the exercise of stock options that will become exercisable by Mr. Hinckley on or before July 30, 2007.

(i) Includes 193,333 shares issuable upon the exercise of stock options that will become exercisable by Mr. Khaykin on or before July 30, 2007.

(j) Includes 540,000 shares issuable upon the exercise of options that will become exercisable on or before July 30, 2007 and 4,672,897 shares that are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013. Does not include 8,180,423 shares owned by Agnes C. Kim, Mr. Kim's spouse, of which Mrs. Kim has sole voting and investment power. Mr. James J. Kim disclaims beneficial ownership of such 8,180,423 shares. Does not include 817,557 shares held by the James and Agnes Kim Foundation, Inc. of which 667,557 shares are issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013. Mr. Kim disclaims beneficial ownership of such 817,557 shares.

(k) Includes 6,667 shares issuable upon the exercise of options that will become exercisable on or before July 30, 2007 and 13,957,344 shares held by the John T. Kim Trust of 12/31/87, of which John T. Kim, has sole voting and investment power, and 16,760,678 shares held by various trusts established for the children of Susan Y. Kim, John T. Kim and David D. Kim, of which Mr. John T. Kim as co-trustee has shared voting and investment power; 8,010,678 of these shares are issuable upon conversion of convertible notes which are convertible at any time prior to the maturity date of December 1, 2013. Mr. John T. Kim disclaims beneficial ownership of such 16,760,678 shares.

(l) Includes 188,750 shares issuable upon the exercise of stock options that will become exercisable by Mr. KH Kim on or before July 30, 2007.

(m) Includes 6,667 shares issuable upon the exercise of stock options that will become exercisable by Dr. Papadakis on or before July 30, 2007.

(n) Includes 36,667 shares issuable upon the exercise of stock options that will become exercisable by Mr. Zug on or before July 30, 2007.

(o) Includes 1,488,919 shares issuable upon the exercise of stock options that will become exercisable on or before July 30, 2007, and 12,683,575 shares issuable upon the conversion of convertible notes that are convertible at any time prior to the maturity date of December 1, 2013.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish Amkor with copies of all forms that they file pursuant to Section 16(a).

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no other reports were required for such persons, Amkor believes that all Section 16(a) filing requirements applicable to our officers, directors and ten-percent stockholders were complied with in a timely fashion during 2006.

PROPOSAL TWO

APPROVAL OF THE 2007 EXECUTIVE INCENTIVE BONUS PLAN

On June 23, 2007 our Compensation Committee unanimously approved the 2007 Executive Incentive Bonus Plan (the "Bonus Plan") and directed that the Bonus Plan be submitted to stockholders at the Annual Meeting. If approved by our stockholders, the plan will be effective January 1, 2008.

The purpose of the Bonus Plan is to motivate certain executives to achieve corporate or business unit performance objectives and to reward them when those objectives are satisfied.

Vote Required; Recommendation of the Board of Directors

The approval of the 2007 Executive Incentive Bonus Plan requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting.

The Board of Directors recommends a vote "FOR" Proposal Two, the approval of our Bonus Plan. Proxies solicited by the Board of Directors will be so voted unless stockholders specify otherwise in their proxies.

Description of the Bonus Plan

The following is a summary of the principal features of the Bonus Plan and its operation. The summary is qualified in its entirety by reference to the Bonus Plan itself set forth in Appendix A.

Eligibility. Participants in the Bonus Plan are executive officers and key employees who are chosen at the discretion of the Chief Executive Officer and approved by the Compensation Committee. Our Chief Executive Officer, all of our Executive Vice Presidents, all of our Corporate Vice Presidents, and key employees are eligible to be considered for participation in the Bonus Plan. Because our executive officers are eligible to receive awards under the Bonus Plan, our executive officers have an interest in this proposal. No person is automatically entitled to participate in the Bonus Plan in any Bonus Plan year. We may also pay discretionary bonuses, or other types of compensation, outside of the Bonus Plan.

Purpose. The purpose of the Bonus Plan is to motivate the participants to achieve our corporate and business unit performance objectives and to reward them when those objectives are satisfied. If certain requirements are satisfied, bonuses issued under the Plan may qualify as deductible "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Administration. The Bonus Plan will be administered by the Compensation Committee, consisting of no fewer than two members of the Board. With respect to incentive compensation that is intended to qualify as "performance-based compensation" within the meaning of Code Section 162(m), each member of the Compensation Committee who does not qualify as an "outside director" within the meaning of Section 162(m) of the Code will recuse themselves or abstain from acting with respect to Bonus Plan determinations and at least two members of the Compensation Committee who do qualify as "outside directors" shall make Bonus Plan determinations.

Determination of Awards. Under the Bonus Plan, participants will be eligible to receive awards based upon the attainment and certification of certain performance criteria established by the Compensation Committee. The performance criteria the Compensation Committee may choose from may include one or more of the following:

- annual revenue,
- cash position,
- earnings per share,
- earnings before interest, taxes, depreciation and amortization,
- free cash flow,
- gross margin, measured as a percentage,

- gross profit measured in dollars,
- net cash provided by operations,
- net income,
- operating cash flow,
- operating expenses,
- operating income,
- profit before tax,
- return on assets,
- return on equity,
- return on gross fixed assets,
- return on sales,
- revenue growth, or
- total stockholder return.

The performance criteria may differ for each participant and for each award and may be used to measure the performance of our business as a whole or one of our business units and may be measured relative to a peer group or index.

Our Compensation Committee retains the discretion to reduce or eliminate any award that would otherwise be payable pursuant to the Bonus Plan.

Payment of Awards. All awards will be paid in cash as soon as is practicable following determination of the award, unless we establish a plan to permit deferral of bonus amounts, in which case awards will be paid pursuant to the timing requirements of that plan and applicable law. The Committee may also defer the payment of awards in its discretion, as necessary or desirable to preserve the deductibility of such awards under Code Section 162(m).

Maximum Award. The amounts that will be paid pursuant to the Bonus Plan are not currently determinable. The maximum bonus payment that any participant may receive under the Bonus Plan in any year is the lesser of $3,000,000 or 200% of the participant's base salary.

Amendment and Termination. The Compensation Committee may amend, suspend or terminate the Bonus Plan, in whole or in part, at any time, including the adoption of amendments deemed necessary or desirable to correct any defect or supply omitted data or reconcile any inconsistency in the Bonus Plan or in any award granted thereunder. The Compensation Committee may amend or modify the Bonus Plan in any respect, or terminate the Bonus Plan, without the consent of any affected participant. However, in no event may such amendment or modification result in an increase in the amount of compensation payable pursuant to any award.

Indemnification. Our Board of Directors and Compensation Committee are generally indemnified by the Company for any liability arising from claims relating to the Bonus Plan.

Federal Income Tax Consequences. Under present federal income tax law, participants will recognize ordinary income equal to the amount of the award received in the year of receipt. That income will be subject to applicable income and employment tax withholding by the Company. If and to the extent that the Bonus Plan payments satisfy the requirements of Section 162(m) of the Code and otherwise satisfy the requirements for deductibility under federal income tax law, we will receive a deduction for the amount constituting ordinary income to the participant.

Awards to be Granted to Certain Individuals and Groups. Awards under the Bonus Plan are determined based on actual future performance, so future actual awards cannot now be determined.

PROPOSAL THREE

APPROVAL OF THE 2007 EQUITY INCENTIVE PLAN

The stockholders are being asked to approve a new 2007 Equity Incentive Plan (the "Incentive Plan"). Our current 1998 Stock Plan and 1998 Director Option Plan ("Existing Plans") will expire in 2008. The Board has approved the Incentive Plan, subject to approval from the stockholders at the Annual Meeting. If the stockholders approve the Incentive Plan, it will replace the Existing Plans as of January 1, 2008 and no further awards will be made under the Existing Plans thereafter. The Existing Plans, however, will continue to govern awards previously granted under each respective plan. If the stockholders do not approve the Incentive Plan, the Existing Plans will each remain in effect through the remainder of their respective terms.

The Board believes that long-term incentive compensation programs align the interests of management, employees and the stockholders to create long-term stockholder value. The Board believes that plans such as the Incentive Plan increase our ability to achieve this objective, especially, in the case of the Incentive Plan, by allowing for several different forms of long-term incentive awards, which the Board believes will help us to recruit, reward, motivate and retain talented personnel. The recent changes in the equity compensation accounting rules, which became effective for us on January 1, 2006, also make it important to have greater flexibility under the employee equity incentive plan. As the new equity compensation accounting rules come into effect for all companies, competitive equity compensation practices may change materially, especially as they pertain to the use of equity compensation vehicles other than stock options.

The Board believes strongly that the approval of the Incentive Plan is essential to our continued success. In particular, the Board believes that employees are our most valuable assets and that the awards permitted under the Incentive Plan are vital to attract and retain outstanding and highly skilled individuals in the extremely competitive labor markets in which we compete. Such awards also are crucial to our ability to motivate employees to achieve our goals.

Vote Required; Recommendation of the Board of Directors

The approval of the Incentive Plan requires the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting.

The Board of Directors unanimously recommends voting "FOR" the adoption of the 2007 Equity Incentive Plan and the number of shares reserved for issuance under the incentive plan.

Description of the 2007 Equity Incentive Plan

The following is a summary of the principal features of the Incentive Plan and its operation. The summary is qualified in its entirety by reference to the Incentive Plan itself set forth in Appendix B.

General. The Incentive Plan provides for the grant of the following types of incentive awards: (i) stock options, (ii) restricted stock, (iii) restricted stock units, (iv) stock appreciation rights, (v) performance units and performance shares, and (vi) and other stock or cash awards. Each of these is referred to individually as an "Award." Those who will be eligible for Awards under the Incentive Plan include employees, directors and consultants who provide services to the company and its parent or subsidiaries. As of May 31, 2007, approximately 23,000 employees and directors would be eligible to participate in the Incentive Plan.

Number of Shares of Common Stock Available Under the Incentive Plan. The Board has reserved 17,000,000 shares of our common stock for issuance under the Incentive Plan. The shares may be authorized, but unissued, or reacquired common stock. As of May 31, 2007, no Awards have been granted under the Incentive Plan.

If we declare a dividend or other distribution or engages in a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of the Company, or other change in our corporate structure affecting our common stock, the Administrator will adjust the number and class of shares that may be delivered under the Incentive Plan, the number of shares issuable pursuant to options to be granted as formula option grants to outside directors, the number, class, and price of shares covered by each outstanding Award, and the numerical per-person limits on Awards.

Administration of the Incentive Plan. The Board, or a committee of directors or of other individuals satisfying applicable laws and appointed by the Board (referred to herein as the "Administrator"), will administer the Incentive Plan. To make grants to certain officers and key employees, the members of the committee must qualify as "non-employee directors" under Rule 16b-3 of the Securities Exchange Act of 1934, and as "outside directors" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") so that the Company can receive a federal tax deduction for certain compensation paid under the Incentive Plan. Subject to the terms of the Incentive Plan, the Administrator has the sole discretion to select the employees, consultants, and directors who will receive Awards, determine the terms and conditions of Awards, to interpret the provisions of the Incentive Plan and outstanding Awards, and to institute and determine the terms and conditions of any exchange program or transfer program.

Options. The Administrator is able to grant nonstatutory stock options and incentive stock options under the Incentive Plan. The Administrator determines the number of shares subject to each option, although the Incentive Plan provides that a participant may not receive options for more than 2,000,000 shares in any year, except in connection with his or her initial service as an employee with the Company, in which case he or she may be granted an option to purchase up to an additional 2,000,000 shares.

The Administrator determines the exercise price of options granted under the Incentive Plan, provided the exercise price must be at least equal to the fair market value of our common stock on the date of grant. In addition, the exercise price of an incentive stock option granted to any participant who owns more than 10% of the total voting power of all classes of our outstanding stock must be at least 110% of the fair market value of the common stock on the grant date.

The term of an option may not exceed ten (10) years, except that, with respect to any participant who owns 10% of the voting power of all classes of the Company's outstanding capital stock, the term of an incentive stock option may not exceed five (5) years.

After a termination of service with us, a participant will be able to exercise the vested portion of his or her option for the period of time stated in the Award agreement. If no such period of time is stated in the participant's Award agreement, the participant will generally be able to exercise his or her option for (i) three (3) months following his or her termination for reasons other than retirement, death or disability, or (ii) twelve (12) months following his or her termination due to retirement, death or disability. In no event may an option be exercised later than the expiration of its term.

Restricted Stock. Awards of restricted stock are rights to acquire or purchase shares of our common stock, which vest in accordance with the terms and conditions established by the Administrator in its sole discretion. Notwithstanding the foregoing, restricted stock will vest over a minimum period of three (3) years from the date of grant, unless such restricted stock was granted based upon performance criteria in which case it will vest over a minimum of one (1) year from the date of grant. The Award agreement will generally grant us a right to repurchase or reacquire the shares upon the termination of the participant's service with the Company for any reason (including death or disability). The Administrator will determine the number of shares granted pursuant to an Award of restricted stock, but no participant will be granted a right to purchase or acquire more than 1,000,000 shares of restricted stock during any fiscal year, except that a participant may be granted up to an additional 1,000,000 shares of restricted stock in connection with his or her initial employment with us.

Restricted Stock Units. Awards of restricted stock units result in a payment to a participant only if the vesting criteria the Administrator establishes are satisfied. Notwithstanding the foregoing, restricted stock units will vest over a minimum period of three (3) years from the date of grant, unless such restricted stock units were granted based upon performance criteria in which case they will vest over a minimum of one (1) year from the date of grant. Upon satisfying the applicable vesting criteria, the participant will be entitled to the payout specified in the Award agreement. The Administrator, in its sole discretion, may pay earned restricted stock units in cash, shares, or a combination thereof. On the date set forth in the Award agreement, all unearned restricted stock units will be forfeited to us. The Administrator determines the number of restricted stock units granted to any participant, but no participant may be granted more than 1,000,000 restricted stock units during any fiscal year, except that the participant may be granted up to an additional 1,000,000 restricted stock units in connection with his or her initial employment with us.

Stock Appreciation Rights. The Administrator will be able to grant stock appreciation rights, which are the rights to receive the appreciation in fair market value of common stock between the exercise date and the date of grant. We can pay the appreciation in either cash or shares of common stock. Stock appreciation rights will become exercisable at the times and on the terms established by the Administrator, subject to the terms of the Incentive Plan. The Administrator, subject to the terms of the Incentive Plan, will have complete discretion to determine the terms and conditions of stock appreciation rights granted under the Incentive Plan; provided, however, that the exercise price may not be less than 100% of the fair market value of a share on the date of grant. The term of a stock appreciation right may not exceed ten (10) years. No participant will be granted stock appreciation rights covering more than 1,000,000 shares during any fiscal year, except that a participant may be granted stock appreciation rights covering up to an additional 1,000,000 shares in connection with his or her initial service as an employee with us.

After termination of service with us, a participant will be able to exercise the vested portion of his or her stock appreciation right for the period of time stated in the Award agreement. If no such period of time is stated in a participant's Award agreement, a participant will generally be able to exercise his or her stock appreciation right for (i) three (3) months following his or her termination for reasons other than retirement, death or disability, or (ii) twelve (12) months following his or her termination due to retirement, death or disability. In no event will a stock appreciation right be exercised later than the expiration of its term.

Performance Units and Performance Shares. The Administrator will be able to grant performance units and performance shares, which are Awards that will result in a payment to a participant only if the performance goals or other vesting criteria the Administrator may establish are achieved or the Awards otherwise vest. The Administrator will establish performance or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Notwithstanding the foregoing, performance units and performance shares will vest over a minimum period of three (3) years from the date of grant, unless such performance units and performance shares were granted based upon performance criteria in which case they will vest over a minimum of one (1) year from the date of grant. Notwithstanding the foregoing, after the grant of performance units or shares, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or shares. During any fiscal year, no participant will receive more than 1,000,000 performance shares and no participant will receive performance units having an initial value greater than $5,000,000, except that a participant may be granted performance shares covering up to an additional 1,000,000 shares in connection with his or her initial employment with us. Performance units will have an initial dollar value established by the Administrator on or before the date of grant. Performance shares will have an initial value equal to the fair market value of a share of the Company's common stock on the grant date.

Grants to Non-Employee Directors. The Incentive Plan provides for automatic, non-discretionary option grants to non-employee directors. Each person who first becomes a non-employee director after the approval of the Incentive Plan by stockholders will be granted an option to purchase twenty thousand (20,000) shares on or about the date on which such person first becomes a non-employee director. In addition, commencing in 2008, each non-employee director will be granted an option to purchase ten thousand (10,000) shares on each date of the annual meeting of the stockholders of the Company; provided, if as of such date, the eligible director will have served on the Board of Directors for at least the preceding six (6) months. The exercise price of options granted to non-employee directors may not be less than 100% of the fair market value of a share on the date of grant and the term will be ten (10) years. Options granted to non-employee directors will vest and become exercisable as to one-third (1/3) of the shares subject to the option on each anniversary of its grant date, subject to the non-employee director's continued service through such dates. The Administrator has the authority to adjust the terms of these automatic option grants, including the number of shares subject to the Award and the exercise prices, for Awards to be granted following the date the Administrator determines to make such adjustment. Non-employee directors are also eligible to receive discretionary Awards under the Incentive Plan.

Performance Goals. Awards of restricted stock, restricted stock units, performance shares, performance units and other incentives under the Incentive Plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code and may provide for a targeted level or levels of achievement including: annual revenue, cash position, free cash flow, earnings per share, earnings before interest, taxes, depreciation and amortization, gross margin, gross profit dollars, net cash provided by operations, net income, operating cash flow, operating expenses, operating income, profit before tax, return on assets, return on equity, return on gross fixed assets, return on sales, revenue growth, and total stockholder return. The performance goals may differ from participant to participant and from Award to Award and may be used to measure the performance of the Company's business as a whole or one of the Company's business units and may be measured relative to a peer group or index.

Transferability of Awards. Awards granted under the Incentive Plan are generally not transferable, and all rights with respect to an Award granted to a participant generally will be available during a participant's lifetime only to the participant.

Change of Control. In the event of a change of control of the Company, each outstanding Award will be assumed or an equivalent option or right substituted by the successor corporation or a parent or subsidiary of the successor corporation. In the event that the successor corporation, or the parent or subsidiary of the successor corporation, refuses to assume or substitute for the Award, the participant will fully vest in and have the right to exercise all of his or her outstanding options or stock appreciation rights, including shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, and, with respect to restricted stock units, performance shares and performance units, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met. In addition, if an option or stock appreciation right becomes fully vested and exercisable in lieu of assumption or substitution in the event of a change of control, the Administrator will notify the participant in writing or electronically that the option or stock appreciation right will be fully vested and exercisable for a period of time determined by the Administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to options granted to non-employee directors that are assumed or substituted, if on the date of or following the assumption or substitution, the non-employee director is terminated other than upon a voluntary resignation (unless the resignation is at the request of the Company's acquirer), then the non-employee director will fully vest in and have the right to exercise all of his or her outstanding options or stock appreciation rights , including shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on restricted stock will lapse, and, with respect to restricted stock units, performance shares and performance units, all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

Amendment and Termination of the Incentive Plan. The Administrator will have the authority to amend, alter, suspend or terminate the Incentive Plan, except that stockholder approval will be required for any amendment to the Incentive Plan to the extent required by any applicable laws. No amendment, alteration, suspension or termination of the Incentive Plan will impair the rights of any participant, unless mutually agreed otherwise between the participant and the Administrator and which agreement must be in writing and signed by the participant and the Company. The Incentive Plan will terminate in 2017, unless the Board terminates it earlier.

Number of Awards Granted to Employees, Consultants, and Directors. The number of Awards that an employee, director or consultant may receive under the Incentive Plan is at the discretion of the Administrator and therefore cannot be determined in advance. The following table sets forth (i) the aggregate number of shares of common stock subject to options granted under the Existing Plans during the year ended December 31, 2006, and

(ii) the average per share exercise price of such options. There were no shares issued pursuant to awards of stock purchase rights granted under the Existing Plans during the year ended December 31, 2006.

Name of Individual or Group	Number of Options Granted(#)	Average Per Share Exercise Price	Number of Stock Purchase Rights(#)	Dollar Value of Stock Purchase Rights
James J. Kim	95,000	$7.00	—	$—
Kenneth T. Joyce	30,000	7.00	—	—
Oleg Khaykin	35,000	7.00	—	—
KyuHyun Kim	25,000	7.00	—	—
James M. Fusaro	25,000	7.00	—	—
Roger A. Carolin	30,000	5.85	—	—
Winston J. Churchill	10,000	5.82	—	—
Gregory K. Hinckley	10,000	5.82	—	—
John T. Kim	10,000	5.82	—	—
Constantine N. Papadakis	10,000	5.82	—	—
James W. Zug	10,000	5.82	—	—
All executive officers, as a group	210,000	7.00	—	—
All directors who are not executive officers, as a group	80,000	5.83	—	—
All employees who are not executive officers, as a group	604,475	7.01	—	—

Federal Tax Aspects

The following paragraphs are a summary of the general federal income tax consequences to U.S. taxpayers and the Company of Awards granted under the Incentive Plan. Tax consequences for any particular individual may be different.

Nonstatutory Stock Options. No taxable income is reportable when a nonstatutory stock option with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any taxable income recognized in connection with an option exercise by an employee of the Company is subject to tax withholding by the Company. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Incentive Stock Options. No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than two (2) years after the grant date and more than one (1) year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the two (2) or one (1) year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock, Restricted Stock Units, Performance Units and Performance Shares. A participant generally will not have taxable income at the time an Award of restricted stock, restricted stock units, performance shares or performance units are granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the Award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted stock Award may elect to recognize income at the time he or she receives the Award in an amount equal to the fair market value of the shares underlying the Award (less any cash paid for the shares) on the date the Award is granted.

Tax Effect for the Company. The Company generally will be entitled to a tax deduction in connection with an Award under the Incentive Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to the Company's Chief Executive Officer and to each of its four (4) most highly compensated executive officers. Under Section 162(m) of the Code, the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the Incentive Plan, setting limits on the number of Awards that any individual may receive and for Awards other than certain stock options, establishing performance criteria that must be met before the Award actually will vest or be paid. The Incentive Plan has been designed to permit the Administrator to grant Awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting the Company to continue to receive a federal income tax deduction in connection with such Awards.

Section 409A. Section 409A of the Code, which was added by the American Jobs Creation Act of 2004, provides certain new requirements on non-qualified deferred compensation arrangements. These include new requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date, or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, subject to certain exceptions, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service.

Awards granted under the Plan with a deferral feature will be subject to the requirements of Section 409A. If an Award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the Award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an Award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. In addition, certain states have adopted similar provisions.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND THE COMPANY WITH RESPECT TO THE GRANT AND EXERCISE OF AWARDS UNDER THE INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

PROPOSAL FOUR

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has approved the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2007.

PricewaterhouseCoopers has served as our independent registered public accounting firm since 2000. The Board of Directors expects that representatives of PricewaterhouseCoopers will attend the Annual Meeting to make a statement if they desire to do so, and will be available to respond to appropriate questions.

We are asking our stockholders to ratify the selection of PricewaterhouseCoopers as our independent registered public accounting firm. Although ratification is not required by our bylaws or otherwise, the Board is submitting the selection of PricewaterhouseCoopers to our stockholders for ratification as a matter of good corporate practice. Even if the selection is ratified, the Audit Committee in its discretion may select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

The Board unanimously recommends a vote FOR the ratification of appointment of PricewaterhouseCoopers as our independent registered public accounting firm for 2007.

Fees Paid to PricewaterhouseCoopers

The following table shows the fees paid by us to PricewaterhouseCoopers LLP, our independent registered public accounting firm, or accrued by us for fiscal years 2006 and 2005.

	Year Ended December 31,	
	2006	2005
	(In thousands)	
Audit fees	$4,507	$3,017
Audit-related fees(a)	39	77
Tax fees(b)	620	749
All other fees	33	52
Total	$5,199	$3,895

(a) Audit-related fees consist primarily of fees associated with employee benefit plan audits, accounting consultations, and due diligence related activity performed.

(b) Tax fees consist of fees associated with tax compliance services.

Policy on Audit Committee's Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

Our Audit Committee is required to pre-approve the audit and non-audit services performed by our independent registered public accounting firm, PricewaterhouseCoopers, in accordance with the Amkor Audit and Non-Audit Services Pre-Approval Policy. This policy provides for pre-approval of audit, audit-related, tax services and other services specifically described by the Audit Committee. The policy also provides for the general approval of additional individual engagements, which, if they exceed certain pre-established thresholds, must be separately approved by the Audit Committee.

This policy authorizes the Audit Committee to delegate to one or more of its members pre-approval authority with respect to permitted services, provided that any such pre-approval decisions must be reported to the Audit Committee. All of the services provided by PricewaterhouseCoopers during the year ended December 31, 2006 were approved by the Audit Committee. Additionally, the Audit Committee concluded that the provision of such services by PricewaterhouseCoopers was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The role of the Audit Committee is to oversee Amkor's accounting and financial reporting processes on behalf of the Board of Directors. The Audit Committee is comprised solely of independent directors, as defined in the Nasdaq listing standards and SEC regulations, and it operates under a written charter adopted by the Board of Directors. The Audit Committee reviews and reassesses the adequacy of the Audit Committee Charter on an annual basis.

The Audit Committee's overall responsibility is one of oversight. Management is responsible for Amkor's consolidated financial statements as well as for maintaining effective internal controls over financial reporting, disclosure controls and procedures, compliance with laws and regulations and applicable ethical business standards. The independent registered public accounting firm is responsible for performing audits of Amkor's consolidated financial statements, management's assessment of Amkor's internal control over financial reporting and of the effectiveness of such internal controls in accordance with the standards of the Public Company Accounting Oversight Board ("PCAOB") and issuing reports thereon. The Audit Committee met with the independent registered public accounting firm, with and without management present, to discuss the results of their audits and the overall quality of the Company's financial reporting.

In performing its oversight function, the Audit Committee:

(1) reviewed and discussed with management Amkor's audited consolidated financial statements for the year ended December 31, 2006;

(2) discussed with Amkor's independent registered public accounting firm the matters required to be discussed by the Statement of Auditing Standards No. 61, as amended, as adopted by the PCAOB in Rule 3200T; and

(3) received the written disclosures and the letter from Amkor's independent registered public accounting firm required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees", as adopted by the PCAOB in Rule 3600T, and has discussed with the independent registered public accounting firm such firm's independence. The Audit Committee considered whether the provision of non-audit services by Amkor's independent registered public accounting firm is compatible with maintaining the independence of the independent registered public accounting firm. The Audit Committee concluded that the independent registered public accounting firm is independent from Amkor and their management.

Based on all of the foregoing, the Audit Committee recommended to the Board of Directors that Amkor's audited consolidated financial statements for the year ended December 31, 2006 be included in Amkor's Annual Report on Form 10-K and filed with the Securities and Exchange Commission. The Audit Committee also selected PricewaterhouseCoopers as Amkor's independent registered public accounting firm for the year ending December 31, 2007.

The foregoing report has been furnished by the following directors and members of the Audit Committee:

James W. Zug, Chair

Roger A. Carolin

Gregory K. Hinckley

INCORPORATION BY REFERENCE

The information contained above under the captions "Report of the Compensation Committee of the Board of Directors" and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A or 14C, other than as provided therein, or to the liabilities of Section 18 of the Exchange Act of 1934, except to the extent that we specifically request such information be treated as soliciting material or specifically incorporate it by reference into a document filed under the Securities Act of 1933 of Exchange Act of 1934. In addition, this Proxy Statement contains references to several website addresses. The information on these websites is not part of this Proxy Statement.

ANNUAL REPORT ON FORM 10-K

Our annual report on Form 10-K for the year ended December 31, 2006 is being mailed prior to or with this proxy statement to stockholders entitled to notice of the Annual Meeting.

WE WILL PROVIDE EACH BENEFICIAL OWNER OF OUR SECURITIES AS OF THE RECORD DATE WITH A COPY OF THE COMPANY'S 2006 ANNUAL REPORT ON FORM 10-K INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, WITHOUT CHARGE, BY FIRST CLASS MAIL, PROMPTLY UPON RECEIPT OF A WRITTEN OR ORAL REQUEST FROM SUCH PERSON. SUCH REQUEST SHOULD BE DIRECTED TO AMKOR'S SECRETARY, AMKOR TECHNOLOGY, INC., 1900 SOUTH PRICE ROAD, CHANDLER, ARIZONA 85286, TELEPHONE: (480) 821-5000.

Appendix A

AMKOR TECHNOLOGY, INC.

2007 EXECUTIVE INCENTIVE BONUS PLAN

1. *Purposes of the Plan.* The Plan is intended to increase stockholder value and the success of the Company by motivating key executives to: (1) perform to the best of their abilities, and (2) achieve the Company's objectives. The Plan's goals are to be achieved by providing such executives with incentive awards based on the achievement of goals relating to the performance of the Company or upon the achievement of objectively determinable individual performance goals. The Plan is intended to permit the payment of bonuses that may qualify as performance-based compensation under Code section 162(m).

2. *Definitions.*

(a) "*Annual Revenue*" means the Company's or a business unit's net sales for the Fiscal Year, determined in accordance with generally accepted accounting principles.

(b) "*Award*" means, with respect to each Participant, the award determined pursuant to Section 8(a) below for a Performance Period. Each Award is determined by a Payout Formula for a Performance Period, subject to the Committee's authority under Section 8(a) to eliminate or reduce the Award otherwise payable.

(c) "*Base Salary*" means as to any Performance Period, the Participant's annualized salary rate on the last day of the Performance Period. Such Base Salary shall be before both (i) deductions for taxes or benefits, and (ii) deferrals of compensation pursuant to Company-sponsored plans.

(d) "*Board*" means the Board of Directors of the Company.

(e) "*Cash Position*" means the Company's or a business unit's level of cash and cash equivalents.

(f) "*Code*" means the Internal Revenue Code of 1986, as amended.

(g) "*Committee*" means the Compensation Committee of the Board, or a sub-committee of the Compensation Committee, which shall, with respect to payments hereunder intended to qualify as performance-based compensation under Code Section 162(m), consist solely of two or more members of the Board who are not employees of the Company and who otherwise qualify as "outside directors" within the meaning of Section 162(m).

(h) "*Company*" means Amkor Technology, Inc. or any of its subsidiaries (as such term is defined in Code Section 424(f)).

(i) "*Company Free Cash Flow*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's Net Cash Provided by Operations less payments for property, plant, and equipment determined in accordance with generally accepted accounting principles.

(j) "*Determination Date*" means the latest possible date that will not jeopardize a Target Award or an Award's qualification as Performance-Based Compensation.

(k) "*Earnings Per Share*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding, determined in accordance with generally accepted accounting principles.

(l) "*EBITDA*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's earnings before interest, depreciation and amortization determined in accordance with generally accepted accounting principles.

(m) "*Fiscal Quarter*" means a fiscal quarter of the Company.

(n) "*Fiscal Year*" means a fiscal year of the Company.

(o) "*Gross Fixed Assets*" means as to any Fiscal Quarter or Fiscal Year, the value of the Company's assets intended for ongoing use in business operations, determined in accordance with generally accepted accounting principles.

(p) "*Gross Margin*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's revenue less the cost of goods sold, determined in accordance with generally accepted accounting principles.

(q) "*Gross Profit Dollars*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's revenue less cost of goods sold, determined in accordance with generally accepted accounting principles.

(r) "*Maximum Award*" means as to any Participant for any Performance Period, the lesser of (i) $3,000,000 or (ii) 200% of the Participant's Base Salary.

(s) "*Net Cash Provided by Operations*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's Net Income plus adjustments to reconcile Net Income to Net Cash Provided by Operations, determined in accordance with generally accepted accounting principles.

(t) "*Net Income*" means as to any Fiscal Quarter or Fiscal Year, the income after taxes of the Company or a business unit for the Fiscal Quarter or Fiscal Year determined in accordance with generally accepted accounting principles.

(u) "*Operating Cash Flow*" means the Company's or a business unit's sum of Net Income plus depreciation and amortization less capital expenditures plus changes in working capital comprised of accounts receivable, inventories, other current assets, trade accounts payable, accrued expenses, product warranty, advance payments from customers and long-term accrued expenses, determined in accordance with generally acceptable accounting principles.

(v) "*Operating Expenses*" means the sum of the Company's or a business unit's research and development expenses and selling and general and administrative expenses during a Fiscal Quarter or Fiscal Year.

(w) "*Operating Income*" means the Company's or a business unit's income from operations determined in accordance with generally accepted accounting principles.

(x) "*Participant*" means an executive officer or other key employee of the Company participating in the Plan for a Performance Period.

(y) "*Payout Formula*" means as to any Performance Period, the formula or payout matrix established by the Committee pursuant to Section 7 in order to determine the Awards (if any) to be paid to Participants. The formula or matrix may differ from Participant to Participant.

(z) "*Performance-Based Compensation*" means compensation that is intended to qualify as "performance-based compensation" within the meaning of Section 162(m).

(aa) "*Performance Goals*" means the goal(s) (or combined goal(s)) determined by the Committee (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (i) Annual Revenue, (ii) Cash Position, (iii) Company Free Cash Flow, (iv) Earnings Per Share, (v) EBITDA, (vi) Gross Margin, (vii) Gross Profit Dollars, (viii) Net Cash Provided by Operations, (ix) Net Income, (x) Operating Cash Flow, (xi) Operating Expenses, (xii) Operating Income, (xiii) Profit Before Tax, (xiv) Return on Assets, (xv) Return on Equity, (xvi) Return on Gross Fixed Assets, (xvii) Return on Sales, (xviii) Revenue Growth, and (xix) Total Stockholder Return. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be (i) measured in absolute terms, (ii) compared to another company or companies, (iii) measured against the performance of the Company as a whole or a segment of the Company and/or (iv) measured on a pre-tax or post-tax basis (if applicable). Prior to the Determination Date, the Administrator will determine whether any significant element(s) will be included in or excluded from the calculation of any Performance Goal with respect to any Participant. Any Performance Goals may be used to measure the performance of the Company as a whole or a business unit of the Company and may be measured relative to a peer group or index. The Performance Goals may differ from Participant to Participant and from Award to Award. Prior to the Determination Date, the Administrator will determine whether any significant element(s) will be included in or excluded from the calculation of any Performance Goal with respect to any Participant. In all other respects, Performance Goals will be calculated in accordance with the Company's financial statements, generally accepted accounting principles, or under a methodology established by the Administrator prior to the issuance of an Award, which is consistently applied and identified in the financial statements, including footnotes, or the management discussion and analysis section of the Company's annual report.

(bb) "*Performance Period*" means any Fiscal Quarter or Fiscal Year, or such other longer period but not in excess of three Fiscal Years, as determined by the Committee in its sole discretion.

(cc) "*Plan*" means this 2007 Executive Incentive Bonus Plan.

(dd) "*Plan Year*" means the Company's fiscal year.

(ee) "*Profit Before Tax*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's net sales less all expenses (except for taxes, equity, and minority interest), determined in accordance with generally accepted accounting principles.

(ff) "*Return on Assets*" means the percentage equal to the Company's or a business unit's Operating Income before incentive compensation, divided by average net Company or business unit, as applicable, assets, determined in accordance with generally accepted accounting principles.

(gg) "*Return on Equity*" means the percentage equal to the Company's or a business unit's Net Income divided by average stockholder's equity, determined in accordance with generally accepted accounting principles.

(hh) "*Return on Gross Fixed Assets*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's annualized EBITDA divided by the total Gross Fixed Assets determined in accordance with generally accepted accounting principles.

(ii) "*Return on Sales*" means the percentage equal to the Company's or a business unit's Operating Income before incentive compensation, divided by the Company's or the business unit's, as applicable, revenue, determined in accordance with generally accepted accounting principles.

(jj) "*Revenue Growth*" means the Company's or a business unit's net sales for the Fiscal Quarter or Fiscal Year, determined in accordance with generally accepted accounting principles, compared to the net sales of the immediately preceding quarter.

(kk) "*Section 162(m)*" means Section 162(m) of the Code, or any successor to Section 162(m), as that Section may be interpreted from time to time by the Internal Revenue Service, whether by regulation, notice or otherwise.

(ll) "*Target Award*" means the target award payable under the Plan to a Participant for the Performance Period, expressed as a percentage of his or her Base Salary or a specific dollar amount, as determined by the Committee in accordance with Section 6.

(mm) "*Total Stockholder Return*" means the total return (change in share price plus reinvestment of any dividends) of a share of the Company's common stock.

3. *Plan Administration.*

(a) The Committee shall be responsible for the general administration and interpretation of the Plan and for carrying out its provisions. Subject to the requirements for qualifying compensation as Performance-Based Compensation, the Committee may delegate specific administrative tasks to Company employees or others as appropriate for proper administration of the Plan. Subject to the limitations on Committee discretion imposed under Section 162(m), the Committee shall have such powers as may be necessary to discharge its duties hereunder, including, but not by way of limitation, the following powers and duties, but subject to the terms of the Plan:

(i) discretionary authority to construe and interpret the terms of the Plan, and to determine eligibility, Awards and the amount, manner and time of payment of any Awards hereunder;

(ii) to prescribe forms and procedures for purposes of Plan participation and distribution of Awards; and

(iii) to adopt rules, regulations and bylaws and to take such actions as it deems necessary or desirable for the proper administration of the Plan.

(b) Any rule or decision by the Committee that is not inconsistent with the provisions of the Plan shall be conclusive and binding on all persons, and shall be given the maximum deference permitted by law.

4. *Eligibility.* The employees eligible to participate in the Plan for a given Performance Period shall be the Chief Executive Officer and other select executives and employees of the Company who are designated by the Committee in its sole discretion. No person shall be automatically entitled to participate in the Plan.

5. *Performance Goal Determination.* The Committee, in its sole discretion, shall establish the Performance Goals for each Participant for the Performance Period. Such Performance Goals shall be set forth in writing prior to the Determination Date.

6. *Target Award Determination.* The Committee, in its sole discretion, shall establish a Target Award for each Participant. Each Participant's Target Award shall be determined by the Committee in its sole discretion, and each Target Award shall be set forth in writing prior to the Determination Date.

7. *Determination of Payout Formula or Formulae.* On or prior to the Determination Date, the Committee, in its sole discretion, shall establish a Payout Formula or Formulae for purposes of determining the Award (if any) payable to each Participant. Each Payout Formula shall (a) be set forth in writing prior to the Determination Date, (b) be based on a comparison of actual performance to the Performance Goals, (c) provide for the payment of a Participant's Target Award if the Performance Goals for the Performance Period are achieved, and (d) provide for an Award greater than or less than the Participant's Target Award, depending upon the extent to which actual performance exceeds or falls below the Performance Goals. Notwithstanding the preceding, in no event shall a Participant's Award for any Performance Period exceed the Maximum Award.

8. *Determination of Awards; Award Payment.*

(a) *Determination and Certification.* After the end of each Performance Period and after receipt of the audit report of the Company's financial statements from the Company's auditors, the Committee shall certify in writing (which may be by approval of the minutes in which the certification was made) the extent to which the Performance Goals applicable to each Participant for the Performance Period were achieved or exceeded. The Award for each Participant shall be determined by applying the Payout Formula to the level of actual performance that has been certified by the Committee. Notwithstanding any contrary provision of the Plan, the Committee, in its sole discretion, may eliminate or reduce the Award payable to any Participant below that which otherwise would be payable under the Payout Formula but shall not have the right to increase the Award above that which would otherwise be payable under the Payout Formula.

(b) *Right to Receive Payment.* Each Award under the Plan shall be paid solely from the general assets of the Company. Nothing in this Plan shall be construed to create a trust or to establish or evidence any Participant's claim of any right to payment of an Award other than as an unsecured general creditor with respect to any payment to which he or she may be entitled. A Participant needs to be employed by the Company through the payment date in order to be eligible to receive an Award payout hereunder.

(c) *Form of Distributions.* The Company shall distribute all Awards to the Participant in cash.

(d) *Timing of Distributions.* Subject to Section 8(e) below, the Company shall distribute amounts payable to Participants as soon as is practicable following the determination and written certification of the Award for a Performance Period, but no later than the fifteenth day of the third month of the Fiscal Year following the determination and certification.

(e) *Deferral.* The Committee may defer payment of Awards, or any portion thereof, to Participants as the Committee, in its discretion, determines to be necessary or desirable to preserve the deductibility of such amounts under Section 162(m). In addition, the Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion.

9. *Term of Plan.* Subject to its approval at the 2007 annual meeting of the Company's stockholders, the Plan shall first apply to the Company's first Plan Year commencing following approval by the stockholders at the 2007 annual meeting. Once approved by the Company's stockholders, the Plan shall continue for a term of five (5) years unless sooner terminated under Section 10 of the Plan.

10. *Amendment and Termination of the Plan.* The Committee may amend, modify, suspend or terminate the Plan, in whole or in part, at any time, including the adoption of amendments deemed necessary or desirable to correct any defect or to supply omitted data or to reconcile any inconsistency in the Plan or in any Award granted hereunder; provided, however, that no amendment, alteration, suspension or discontinuation shall be made which would (a) impair any payments to Participants made prior to such amendment, modification, suspension or termination, unless the Committee has made a determination that such amendment or modification is in the best interests of all persons to whom Awards have theretofore been granted; provided further, however, that in no event may such an amendment or modification result in an increase in the amount of compensation payable pursuant to such Award or (b) cause compensation that is, or may become, payable hereunder to fail to qualify as Performance-Based Compensation. To the extent necessary or advisable under applicable law, including Section 162(m), Plan amendments shall be subject to stockholder approval. At no time before the actual distribution of funds to Participants under the Plan shall any Participant accrue any vested interest or right whatsoever under the Plan except as otherwise stated in this Plan.

11. *Withholding.* Distributions pursuant to this Plan shall be subject to all applicable federal and state tax and withholding requirements.

12. *At-Will Employment.* No statement in this Plan should be construed to grant any employee an employment contract of fixed duration or any other contractual rights, nor should this Plan be interpreted as creating an implied or an expressed contract of employment or any other contractual rights between the Company and its employees. The employment relationship between the Company and its employees is terminable at-will. This means that an employee of the Company may terminate the employment relationship at any time and for any reason or no reason.

13. *Successors.* All obligations of the Company under the Plan, with respect to awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business or assets of the Company.

14. *Indemnification.* Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any award, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

15. *Nonassignment.* The rights of a Participant under this Plan shall not be assignable or transferable by the Participant except by will or the laws of intestacy.

16. *Governing Law.* The Plan shall be governed by the laws of the State of Arizona, without regard to conflicts of law provisions thereunder.

Appendix B

AMKOR TECHNOLOGY, INC.

2007 EQUITY INCENTIVE PLAN

1. *Purposes of the Plan.* The purposes of this Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide incentives to individuals who perform services to the Company, and
- to promote the success of the Company's business.

The Plan permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units, Performance Shares and other stock or cash awards as the Administrator may determine.

2. *Definitions.* As used herein, the following definitions will apply:

(a) *"Administrator"* means the Board or any of its Committees as will be administering the Plan, in accordance with Section 4 of the Plan.

(b) *"Annual Revenue"* means the Company's or a business unit's net sales for the Fiscal Year, determined in accordance with generally accepted accounting principles.

(c) *"Applicable Laws"* means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(d) *"Award"* means, individually or collectively, a grant under the Plan of Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units, Performance Shares and other stock or cash awards as the Administrator may determine.

(e) *"Award Agreement"* means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(f) *"Award Transfer Program"* means any program instituted by the Committee which would permit Participants the opportunity to transfer any outstanding Awards to a financial institution or other person or entity approved by the Committee.

(g) *"Board"* means the Board of Directors of the Company.

(h) *"Cash Position"* means the Company's or a business unit's level of cash and cash equivalents.

(i) *"Change in Control"* means the occurrence of any of the following events:

(i) Any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing fifty percent (50%) or more of the total voting power represented by the Company's then outstanding voting securities;

(ii) The consummation of the sale or disposition by the Company of all or substantially all of the Company's assets;

(iii) A change in the composition of the Board occurring within a twelve (12)-month period, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" means directors who either (A) are Directors as of the effective date of the Plan, or (B) are elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but will not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company); or

(iv) The consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation.

(j) "*Code*" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein will be a reference to any successor or amended section of the Code.

(k) "*Committee*" means a committee of Directors or of other individuals satisfying Applicable Laws appointed by the Board in accordance with Section 4 hereof.

(l) "*Common Stock*" means the common stock of the Company.

(m) "*Company*" means Amkor Technology, Inc., a Delaware corporation, or any successor thereto.

(n) "*Company Free Cash Flow*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's Net Cash Provided by Operations less payments for property, plant, and equipment determined in accordance with generally accepted accounting principles.

(o) "*Consultant*" means any person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(p) "*Determination Date*" means the latest possible date that will not jeopardize the qualification of an Award granted under the Plan as "performance-based compensation" under Section 162(m) of the Code.

(q) "*Director*" means a member of the Board.

(r) "*Disability*" means total and permanent disability as defined in Section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Administrator in its discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Administrator from time to time.

(s) "*Earnings Per Share*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's Net Income, divided by a weighted average number of common shares outstanding and dilutive common equivalent shares deemed outstanding, determined in accordance with generally accepted accounting principles.

(t) "*EBITDA*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's earnings before interest, depreciation and amortization determined in accordance with generally accepted accounting principles.

(u) "*Employee*" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. Neither service as a Director nor payment of a director's fee by the Company will be sufficient to constitute "employment" by the Company.

(v) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(w) "*Exchange Program*" means a program under which (i) outstanding Awards are surrendered or cancelled in exchange for Awards of the same type (which may have higher exercise prices and different terms), Awards of a different type, and/or cash, and/or (ii) the exercise price of an outstanding Award is increased. The Administrator will determine the terms and conditions of any Exchange Program in its sole discretion.

(x) "*Fair Market Value*" means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Market, the Nasdaq Global Select Market or the Nasdaq Capital Market, its Fair Market Value shall be the closing sales price for such stock (or, if no closing sales price was reported on that date, as applicable, on the last trading date such closing sales price was reported) as quoted on such exchange or system on the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean between the high bid and low asked prices for the Common Stock on the day of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported); or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Administrator.

(y) "*Fiscal Quarter*" means a fiscal quarter of the Company.

(z) "*Fiscal Year*" means the fiscal year of the Company.

(aa) "*Gross Fixed Assets*" means as to any Fiscal Quarter or Fiscal Year, the value of the Company's assets intended for ongoing use in business operations, determined in accordance with generally accepted accounting principles.

(bb) "*Gross Margin*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's revenue less the cost of goods sold, determined in accordance with generally accepted accounting principles.

(cc) "*Gross Profit Dollars*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's revenue less cost of goods sold, determined in accordance with generally accepted accounting principles.

(dd) "*Incentive Stock Option*" means an Option that by its terms qualifies and is otherwise intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(ee) "*Inside Director*" means a Director who is an Employee.

(ff) "*Net Cash Provided by Operations*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's Net Income plus adjustments to reconcile Net Income to Net Cash Provided by Operations, determined in accordance with generally accepted accounting principles.

(gg) "*Net Income*" means as to any Fiscal Quarter or Fiscal Year, the income after taxes of the Company or a business unit for the Fiscal Quarter or Fiscal Year determined in accordance with generally accepted accounting principles.

(hh) "*Nonstatutory Stock Option*" means an Option that by its terms does not qualify or is not intended to qualify as an Incentive Stock Option.

(ii) "*Officer*" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(jj) "*Operating Cash Flow*" means the Company's or a business unit's sum of Net Income plus depreciation and amortization less capital expenditures plus changes in working capital comprised of accounts receivable, inventories, other current assets, trade accounts payable, accrued expenses, product warranty, advance payments from customers and long-term accrued expenses, determined in accordance with generally acceptable accounting principles.

(kk) "*Operating Expenses*" means the sum of the Company's or a business unit's research and development expenses and selling and general and administrative expenses during a Fiscal Quarter or Fiscal Year.

(ll) "*Operating Income*" means the Company's or a business unit's income from operations determined in accordance with generally accepted accounting principles.

(mm) "*Option*" means a stock option granted pursuant to the Plan.

(nn) "*Outside Director*" means a Director who is not an Employee.

(oo) "*Parent*" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(pp) "*Participant*" means the holder of an outstanding Award.

(qq) "*Performance Goals*" will have the meaning set forth in Section 12 of the Plan.

(rr) "*Performance Period*" means any Fiscal Year of the Company or such other period as determined by the Administrator in its sole discretion.

(ss) "*Performance Share*" means an Award denominated in Shares which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine pursuant to Section 10.

(tt) "*Performance Unit*" means an Award which may be earned in whole or in part upon attainment of Performance Goals or other vesting criteria as the Administrator may determine and which may be settled for cash, Shares or other securities or a combination of the foregoing pursuant to Section 10.

(uu) "*Period of Restriction*" means the period during which the transfer of Shares of Restricted Stock are subject to restrictions and therefore, the Shares are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Administrator.

(vv) "*Plan*" means this 2007 Equity Incentive Plan.

(ww) "*Profit Before Tax*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's net sales less all expenses (except for taxes, equity, and minority interest), determined in accordance with generally accepted accounting principles.

(xx) "*Restricted Stock*" means Shares issued pursuant to a Restricted Stock award under Section 7 of the Plan, or issued pursuant to the early exercise of an Option.

(yy) "*Restricted Stock Unit*" means a bookkeeping entry representing an amount equal to the Fair Market Value of one Share, granted pursuant to Section 8. Each Restricted Stock Unit represents an unfunded and unsecured obligation of the Company.

(zz) "*Retirement*" means a Participant's ceasing to be a Service Provider on or after the date when the sum in years of (i) the Participant's age (rounded down to the nearest whole month), plus (ii) the number of years (rounded down to the nearest whole month) that the Participant has provided services to the Company equals or is greater than seventy-five (75).

(aaa) "*Return on Assets*" means the percentage equal to the Company's or a business unit's Operating Income before incentive compensation, divided by average net Company or business unit, as applicable, assets, determined in accordance with generally accepted accounting principles.

(bbb) "*Return on Equity*" means the percentage equal to the Company's or a business unit's Net Income divided by average stockholder's equity, determined in accordance with generally accepted accounting principles.

(ccc) "*Return on Gross Fixed Assets*" means as to any Fiscal Quarter or Fiscal Year, the Company's or a business unit's annualized EBITDA divided by the total Gross Fixed Assets determined in accordance with generally accepted accounting principles.

(ddd) "*Return on Sales*" means the percentage equal to the Company's or a business unit's Operating Income before incentive compensation, divided by the Company's or the business unit's, as applicable, revenue, determined in accordance with generally accepted accounting principles.

(eee) "*Revenue Growth*" means the Company's or a business unit's net sales for the Fiscal Quarter or Fiscal Year, determined in accordance with generally accepted accounting principles, compared to the net sales of the immediately preceding quarter.

(fff) "*Rule 16b-3*" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(ggg) "*Section 16(b)*" means Section 16(b) of the Exchange Act.

(hhh) "*Service Provider*" means an Employee, Director, or Consultant.

(iii) "*Share*" means a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

(jjj) "*Stock Appreciation Right*" means an Award, granted alone or in connection with an Option, that pursuant to Section 9 is designated as a Stock Appreciation Right.

(kkk) "*Subsidiary*" means a "subsidiary corporation," whether now or hereafter existing, as defined in Section 424(f) of the Code.

(lll) "*Total Stockholder Return*" means the total return (change in share price plus reinvestment of any dividends) of a share of the Company's common stock.

3. *Stock Subject to the Plan.*

(a) Subject to the provisions of Section 15 of the Plan, the maximum aggregate number of Shares that may be awarded and sold under the Plan is seventeen million (17,000,000) Shares. The Shares may be authorized, but unissued, or reacquired Common Stock.

(b) *Full Value Awards.* Any Shares subject to Restricted Stock, Restricted Stock Units, Performance Units, and Performance Shares will be counted against the numerical limits of this Section 3 as one and a half (1.5) Shares for every one (1) Share subject thereto. Further, if Shares acquired pursuant to any Restricted Stock, Restricted Stock Units, Performance Units, and Performance Shares are forfeited or repurchased by the Company and would otherwise return to the Plan pursuant to Section 3(c), one and a half (1.5) times the number of Shares so forfeited or repurchased will return to the Plan and will again become available for issuance.

(c) *Lapsed Awards.* If an Award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an Exchange Program, or, with respect to Restricted Stock, Restricted Stock Units, Performance Units or Performance Shares, is forfeited to or repurchased by the Company due to failure to vest, the unpurchased Shares (or for Awards other than Options or Stock Appreciation Rights, the forfeited or repurchased Shares) which were subject thereto will become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to Stock Appreciation Rights, only Shares actually issued pursuant to a Stock Appreciation Right will cease to be available under the Plan; all remaining Shares under Stock Appreciation Rights will remain available for future grant or sale under the Plan (unless the Plan has terminated). Shares that have actually been issued under the Plan under any Award will not be returned to the Plan and will not become available for future distribution under the Plan; provided, however, that if Shares issued pursuant to Awards of Restricted Stock, Restricted Stock Units, Performance Shares or Performance Units are repurchased by the Company or are forfeited to the Company, such Shares will become available for future grant under the Plan. Shares used to pay the exercise price of an Award or to satisfy the tax withholding obligations related to an Award will not become available for future grant or sale under the Plan. To the extent an Award under the Plan is paid out in cash rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Notwithstanding the foregoing and, subject to adjustment as provided in Section 15, the maximum number of Shares that may be issued upon the exercise of Incentive Stock Options will equal the aggregate Share number stated in Section 3(a), plus, to the extent allowable under Section 422 of the Code and the Treasury Regulations promulgated thereunder, any Shares that become available for issuance under the Plan pursuant to this Section 3(c).

(d) *Share Reserve.* The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as will be sufficient to satisfy the requirements of the Plan.

4. *Administration of the Plan.*

(a) *Procedure.*

(i) *Multiple Administrative Bodies.* Different Committees with respect to different groups of Service Providers may administer the Plan.

(ii) *Section 162(m).* To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan will be administered by a Committee of two (2) or more "outside directors" within the meaning of Section 162(m) of the Code.

(iii) *Rule 16b-3.* To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder will be structured to satisfy the requirements for exemption under Rule 16b-3.

(iv) *Other Administration.* Other than as provided above, the Plan will be administered by (A) the Board or (B) a Committee, which Committee will be constituted to satisfy Applicable Laws.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan, and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator will have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of Shares to be covered by each Award granted hereunder;

(iv) to approve forms of Award Agreements for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Awards may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator will determine;

(vi) to determine the terms and conditions of any, and to institute any Exchange Program;

(vii) to determine the terms and conditions of any, and to institute any Award Transfer Program in accordance with Section 14(b).

(viii) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(ix) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws;

(x) to modify or amend each Award (subject to Section 20(c) of the Plan), including but not limited to the discretionary authority to extend the post-termination exercisability period of Awards and to extend the maximum term of an Option (subject to Section 6(b) regarding Incentive Stock Options). Notwithstanding the previous sentence, without stockholder approval, the Administrator may not (1) modify or amend an Option or Stock Appreciation Right to reduce the exercise price of such Option or Stock Appreciation Right after it has been granted (except for adjustments made pursuant to Section 15), (2) cancel any outstanding Option or Stock Appreciation Right and immediately replace it with a new Option or Stock Appreciation Right with a lower exercise price, (3) cancel any outstanding Option or Stock Appreciation Right and immediately replace it with a new Restricted Stock, Restricted Stock Unit, Performance Unit, or Performance Share, or (4) cancel any outstanding Option in exchange for cash;

(xi) to allow Participants to satisfy withholding tax obligations in such manner as prescribed in Section 16;

(xii) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiii) to allow a Participant to defer the receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under an Award pursuant to such procedures as the Administrator may determine; and

(xiv) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) *Effect of Administrator's Decision.* The Administrator's decisions, determinations and interpretations will be final and binding on all Participants and any other holders of Awards.

5. *Eligibility.* Nonstatutory Stock Options, Restricted Stock, Restricted Stock Units, Stock Appreciation Rights, Performance Units and Performance Shares, and such other cash or stock awards as the Administrator determines may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. *Stock Options.*

(a) *Limitations.*

(i) Each Option will be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as Nonstatutory Stock Options. For purposes of this Section 16(a), Incentive Stock Options will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted.

(ii) The following limitations will apply to grants of Options:

(1) No Participant will be granted, in any Fiscal Year, Options to purchase more than 2,000,000 Shares.

(2) In connection with his or her initial service as an Employee, an Employee may be granted Options to purchase up to an additional 2,000,000 Shares, which will not count against the limit set forth in Section 6(a)(ii)(1) above.

(3) The foregoing limitations will be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 15.

(4) If an Option is cancelled in the same Fiscal Year in which it was granted (other than in connection with a transaction described in Section 15), the cancelled Option, as applicable, will be counted against the limits set forth in subsections (1) and (2) above.

(b) *Term of Option.* The Administrator will determine the term of each Option in its sole discretion; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option will be five (5) years from the date of grant or such shorter term as may be provided in the Award Agreement.

(c) *Option Exercise Price and Consideration.*

(i) *Exercise Price.* The per share exercise price for the Shares to be issued pursuant to exercise of an Option will be determined by the Administrator, but will be no less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price will be no less than one hundred ten percent (110%) of the Fair Market Value per Share on the date of grant. Notwithstanding the foregoing provisions of this Section 6(c), Options may be granted with a per Share exercise price of less than one hundred percent (100%) of the Fair Market Value per Share on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

(ii) *Waiting Period and Exercise Dates.* At the time an Option is granted, the Administrator will fix the period within which the Option may be exercised and will determine any conditions that must be satisfied before the Option may be exercised.

(iii) *Form of Consideration.* The Administrator will determine the acceptable form of consideration for exercising an Option, including the method of payment to the extent permitted by Applicable Laws.

(d) *Exercise of Option.*

(i) *Procedure for Exercise; Rights as a Stockholder.* Any Option granted hereunder will be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share.

An Option will be deemed exercised when the Company receives: (i) notice of exercise (in such form as the Administrator specifies from time to time) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised (together with any applicable withholding taxes). Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 15 of the Plan.

Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(ii) *Termination of Relationship as a Service Provider.* If a Participant ceases to be a Service Provider, other than upon the Participant's termination as the result of the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for three (3) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iii) *Disability of Participant.* If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Award Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following the Participant's termination. Unless otherwise provided by the Administrator, if on the date of termination the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If after termination the Participant does not exercise his or her Option within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(iv) *Death of Participant.* If a Participant dies while a Service Provider, the Option may be exercised following the Participant's death within such period of time as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant's designated beneficiary, provided such beneficiary has been designated prior to Participant's death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant's estate or by the person(s) to whom the Option is transferred pursuant to the Participant's will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve (12) months following Participant's death. Unless otherwise provided by the Administrator, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will immediately revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

(v) *Retirement of Optionee.* If a Participant ceases to be a Service Provider as a result of the Participant's Retirement, the Option will remain exercisable for twelve (12) months following Participant's Retirement.

(vi) *Other Termination.* A Participant's Award Agreement may also provide that if the exercise of an Option following the termination of Participant's status as a Service Provider (other than upon the Participant's death or Disability) would result in liability under Section 16(b), then the Option will terminate on the earlier of (A) the expiration of the term of the Option set forth in the Award Agreement, or (B) the 10th day after the last date on which such exercise would result in such liability under Section 16(b). Finally, a Participant's Award Agreement may also provide that if the exercise of the Option following the termination of the Participant's status as a Service Provider (other than upon the Participant's death or Disability) would be prohibited at any time solely because the issuance of Shares would violate the registration requirements under the Securities Act, then the Option will terminate on the earlier of (A) the expiration of the term of the Option, or (B) the expiration of a period of three (3) months after the termination of the Participant's status as a Service Provider during which the exercise of the Option would not be in violation of such registration requirements.

7. *Restricted Stock.*

(a) *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, the Administrator, at any time and from time to time, may grant Shares of Restricted Stock to Service Providers in such amounts as the Administrator, in its sole discretion, will determine.

(b) *Restricted Stock Agreement.* Each Award of Restricted Stock will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of Shares granted, and such other terms and conditions as the Administrator, in its sole discretion, will determine. Notwithstanding the foregoing sentence, Restricted Stock will vest over a minimum period of three (3) years from the date of grant, unless such Restricted Stock was granted based upon performance criteria in which case it will vest over a minimum of one (1) year from the date of grant. Notwithstanding the foregoing sentence, during any Fiscal Year no Participant will receive more than an aggregate of 1,000,000 Shares of Restricted Stock. Notwithstanding the foregoing limitation, in connection with his or her initial service as an Employee, an Employee may be granted an aggregate of up to an additional 1,000,000 Shares of Restricted Stock. Unless the Administrator determines otherwise, the Company as escrow agent will hold Shares of Restricted Stock until the restrictions on such Shares have lapsed.

(c) *Transferability.* Except as provided in this Section 7, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

(d) *Other Restrictions.* The Administrator, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

(e) *Removal of Restrictions.* Except as otherwise provided in this Section 7, Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan will be released from escrow as soon as practicable after the last day of the Period of Restriction or at such other time as the Administrator may determine. The Administrator, in its discretion, may accelerate the time at which any restrictions will lapse or be removed.

(f) *Voting Rights*. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless the Administrator determines otherwise.

(g) *Dividends and Other Distributions*. During the Period of Restriction, Service Providers holding Shares of Restricted Stock will be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares will be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

(h) *Return of Restricted Stock to Company*. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed will revert to the Company and again will become available for grant under the Plan.

(i) *Section 162(m) Performance Restrictions*. For purposes of qualifying grants of Restricted Stock as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals will be set by the Administrator on or before the Determination Date. In granting Restricted Stock which is intended to qualify under Section 162(m) of the Code, the Administrator will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award under Section 162(m) of the Code (e.g., in determining the Performance Goals).

8. *Restricted Stock Units.*

(a) *Grant*. Restricted Stock Units may be granted at any time and from time to time as determined by the Administrator. Each Restricted Stock Unit grant will be evidenced by an Award Agreement that will specify such other terms and conditions as the Administrator, in its sole discretion, will determine, including all terms, conditions, and restrictions related to the grant, the number of Restricted Stock Units and the form of payout, which subject to Section 8(d), may be left to the discretion of the Administrator. Notwithstanding anything to the contrary in this Section 8(a), during any Fiscal Year of the Company, no Participant will receive more than an aggregate of 1,000,000 Restricted Stock Units. Notwithstanding the limitation in the previous sentence, in connection with his or her initial service as an Employee, an Employee may be granted an aggregate of up to an additional 1,000,000 Restricted Stock Units.

(b) *Vesting Criteria and Other Terms*. The Administrator will set vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of Restricted Stock Units that will be paid out to the Participant. Notwithstanding the foregoing sentence, Restricted Stock Units will vest over a minimum period of three (3) years from the date of grant, unless such Restricted Stock Units were granted based upon performance criteria in which case they will vest over a minimum of one (1) year from the date of grant. The Administrator may set vesting criteria based upon the achievement of Company-wide, business unit, or individual goals (including, but not limited to, continued employment), or any other basis determined by the Administrator in its discretion.

(c) *Earning Restricted Stock Units*. Upon meeting the applicable vesting criteria, the Participant will be entitled to receive a payout as specified in the Award Agreement.

(d) *Form and Timing of Payment*. Payment of earned Restricted Stock Units will be made as soon as practicable after the date(s) set forth in the Award Agreement. The Administrator, in its sole discretion, may pay earned Restricted Stock Units in cash, Shares, or a combination thereof.

(e) *Cancellation*. On the date set forth in the Award Agreement, all unearned Restricted Stock Units will be forfeited to the Company.

(f) *Section 162(m) Performance Restrictions*. For purposes of qualifying grants of Restricted Stock Units as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. In granting Restricted Stock Units which are intended to qualify under Section 162(m) of the Code, the Administrator will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award under Section 162(m) of the Code (e.g., in determining the Performance Goals). The Performance Goals will be set by the Administrator on or before the Determination Date.

9. *Stock Appreciation Rights.*

(a) *Grant of Stock Appreciation Rights.* Subject to the terms and conditions of the Plan, a Stock Appreciation Right may be granted to Service Providers at any time and from time to time as will be determined by the Administrator, in its sole discretion.

(b) *Number of Shares.* The Administrator will have complete discretion to determine the number of Stock Appreciation Rights granted to any Participant, provided that during any Fiscal Year, no Participant will be granted Stock Appreciation Rights covering more than 1,000,000 Shares. Notwithstanding the limitation in the previous sentence, in connection with his or her initial service as an Employee, an Employee may be granted Stock Appreciation Rights covering up to an additional 1,000,000 Shares.

(c) *Exercise Price and Other Terms.* The Administrator, subject to the provisions of the Plan, will have complete discretion to determine the terms and conditions of Stock Appreciation Rights granted under the Plan; provided, however, that the exercise price will be not less than one hundred percent (100%) of the Fair Market Value of a Share on the date of grant.

(d) *Stock Appreciation Right Agreement.* Each Stock Appreciation Right grant will be evidenced by an Award Agreement that will specify the exercise price, the term of the Stock Appreciation Right, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

(e) *Expiration of Stock Appreciation Rights.* A Stock Appreciation Right granted under the Plan will expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement; provided, however, that the term will be no more than ten (10) years from the date of grant thereof. Notwithstanding the foregoing, the rules of Section 6(d) also will apply to Stock Appreciation Rights.

(f) *Payment of Stock Appreciation Right Amount.* Upon exercise of a Stock Appreciation Right, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) The number of Shares with respect to which the Stock Appreciation Right is exercised.

At the discretion of the Administrator, the payment upon Stock Appreciation Right exercise may be in cash, in Shares of equivalent value, or in some combination thereof.

10. *Performance Units and Performance Shares.*

(a) *Grant of Performance Units/Shares.* Performance Units and Performance Shares may be granted to Service Providers at any time and from time to time, as will be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion in determining the number of Performance Units and Performance Shares granted to each Participant, provided that during any Fiscal Year, (i) no Participant will receive Performance Units having an initial value greater than $5,000,000, and (ii) no Participant will receive more than 1,000,000 Performance Shares. Notwithstanding the foregoing limitation, in connection with his or her initial service, a Service Provider may be granted up to an additional 1,000,000 Performance Shares.

(b) *Value of Performance Units/Shares.* Each Performance Unit will have an initial value that is established by the Administrator on or before the date of grant. Each Performance Share will have an initial value equal to the Fair Market Value of a Share on the date of grant.

(c) *Performance Objectives and Other Terms.* The Administrator will set performance objectives or other vesting provisions (including, without limitation, continued status as a Service Provider) in its discretion which, depending on the extent to which they are met, will determine the number or value of Performance Units/Shares that will be paid out to the Service Providers. Notwithstanding the foregoing sentence, Performance Units/Shares will vest over a minimum period of three (3) years from the date of grant, unless such Performance Units/Shares were granted based upon performance criteria in which case they will vest over a minimum of one (1) year from the date of grant. Each Award of Performance Units/Shares will be evidenced by an Award Agreement that will specify the Performance Period, and such other terms and conditions as the Administrator, in its sole discretion, will determine. The Administrator may set performance objectives based upon the achievement of Company-wide, divisional, or individual goals, applicable federal or state securities laws, or any other basis determined by the Administrator in its discretion.

(d) *Earning of Performance Units/Shares.* After the applicable Performance Period has ended, the holder of Performance Units/Shares will be entitled to receive a payout of the number of Performance Units/Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding performance objectives or other vesting provisions have been achieved. After the grant of a Performance Unit/Share, the Administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such Performance Unit/Share.

(e) *Form and Timing of Payment of Performance Units/Shares.* Payment of earned Performance Units/Shares will be made as soon as practicable after the expiration of the applicable Performance Period. The Administrator, in its sole discretion, may pay earned Performance Units/Shares in the form of cash, in Shares (which have an aggregate Fair Market Value equal to the value of the earned Performance Units/Shares at the close of the applicable Performance Period) or in a combination thereof.

(f) *Cancellation of Performance Units/Shares.* On the date set forth in the Award Agreement, all unearned or unvested Performance Units/Shares will be forfeited to the Company, and again will be available for grant under the Plan.

(g) *Section 162(m) Performance Restrictions.* For purposes of qualifying grants of Performance Units/Shares as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals will be set by the Administrator on or before the Determination Date. In granting Performance Units/Shares which are intended to qualify under Section 162(m) of the Code, the Administrator will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award under Section 162(m) of the Code (e.g., in determining the Performance Goals).

11. *Formula Option Grants to Outside Directors.*

(a) *General.* All grants of Options to Outside Directors pursuant to this Section 11 will be automatic and nondiscretionary, except as otherwise provided herein, and will be made in accordance with the following provisions:

(b) *Type of Option.* All Options granted pursuant to this Section will be Nonstatutory Stock Options and, except as otherwise provided herein, will be subject to the other terms and conditions of the Plan.

(c) *No Discretion.* No person will have any discretion to select which Outside Directors will be granted Options under this Section or to determine the number of Shares to be covered by such Options (except as provided in Sections 11(g) and 15).

(d) *Initial Option.* Each person who first becomes an Outside Director following the effective date of the Plan will be automatically granted an Option to purchase twenty thousand (20,000) Shares (the "Initial Option") on or about the date on which such person first becomes an Outside Director, whether through election by the stockholders of the Company or appointment by the Board to fill a vacancy; provided, however, that an Inside Director who ceases to be an Inside Director, but who remains a Director, will not receive a First Option.

(e) *Annual Option.* Each Outside Director will be automatically granted an Option to purchase ten thousand (10,000) Shares (an "Annual Option") on each date of the annual meeting of the stockholders of the Company beginning in 2008, if as of such date, he or she will have served on the Board for at least the preceding six (6) months.

(f) *Terms.* The terms of each Option granted pursuant to this Section 11 will be as follows:

(i) The term of the Option will be ten (10) years.

(ii) The exercise price per Share will be one hundred percent (100%) of the Fair Market Value per Share on the date of grant of the Option.

(iii) Subject to Section 15, the Option will vest and become exercisable as to one-third (1/3rd) of the Shares subject to the Option on each anniversary of its date of grant, provided that the Participant continues to serve as a Director through each such date.

(g) *Adjustments.* The Administrator in its discretion may change and otherwise revise the terms of Options granted under this Section 11, including, without limitation, the number of Shares and exercise prices thereof, for Options granted on or after the date the Administrator determines to make any such change or revision.

(h) *Other Awards.* Nothing in this Section 11 will limit the ability of the Administrator to grant all types of Awards under the Plan to Outside Directors in addition to the Options that are granted to them under this Section 11.

12. *Performance Goals.* The granting and/or vesting of Awards of Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units and other incentives under the Plan may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code and may provide for a targeted level or levels of achievement ("Performance Goals") including: (i) Annual Revenue, (ii) Cash Position, (iii) Company Free Cash Flow, (iv) Earnings Per Share, (v) EBITDA, (vi) Gross Margin, (vii) Gross Profit Dollars, (viii) Net Cash Provided by Operations, (ix) Net Income, (x) Operating Cash Flow, (xi) Operating Expenses, (xii) Operating Income, (xiii) Profit Before Tax, (xiv) Return on Assets, (xv) Return on Equity, (xvi) Return on Gross Fixed Assets, (xvii) Return on Sales, (xviii) Revenue Growth, and (xix) Total Stockholder Return. Any Performance Goals may be used to measure the performance of the Company as a whole or a business unit of the Company and may be measured relative to a peer group or index. The Performance Goals may differ from Participant to Participant and from Award to Award. Any criteria used may be (i) measured in absolute terms, (ii) compared to another company or companies, (iii) measured against the performance of the Company as a whole or a segment of the Company and/or (iv) measured on a pre-tax or post-tax basis (if applicable). Prior to the Determination Date, the Administrator will determine whether any significant element(s) will be included in or excluded from the calculation of any Performance Goal with respect to any Participant. Any Performance Goals may be used to measure the performance of the Company as a whole or a business unit of the Company and may be measured relative to a peer group or index. The Performance Goals may differ from Participant to Participant and from Award to Award. Prior to the Determination Date, the Administrator will determine whether any significant element(s) will be included in or excluded from the calculation of any Performance Goal with respect to any Participant. In all other respects, Performance Goals will be calculated in accordance with the Company's financial statements, generally accepted accounting principles, or under a methodology established by the Administrator prior to the issuance of an Award, which is consistently applied and identified in the financial statements, including footnotes, or the management discussion and analysis section of the Company's annual report.

13. *Leaves of Absence/Transfer Between Locations.* Unless the Administrator provides otherwise or except as required by Applicable Laws, vesting of Awards granted hereunder will be suspended during any unpaid leave of absence. A Service Provider will not cease to be an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, or any Subsidiary. For purposes of Incentive Stock Options, no such leave may exceed ninety (90) days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, then three (3) months following the ninety-first (91st) day of such leave any Incentive Stock Option held by the Participant will cease to be treated as an Incentive Stock Option and will be treated for tax purposes as a Nonstatutory Stock Option.

14. *Transferability of Awards.*

(a) Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, such Award will contain such additional terms and conditions as the Administrator deems appropriate.

(b) *Award Transfer Program.* Notwithstanding any contrary provision of the Plan, the Administrator shall have all discretion and authority to determine and implement the terms and conditions of any Award Transfer Program instituted pursuant to this Section 14(b) and shall have the authority to amend the terms of any Award participating, or otherwise eligible to participate in, the Award Transfer Program, including (but not limited to) the authority to (i) amend (including to extend) the expiration date, post-termination exercise period and/or forfeiture conditions of any such Award, (ii) amend or remove any provisions of the Award relating to the Award holder's continued service to the Company, (iii) amend the permissible payment methods with respect to the exercise or purchase of any such Award, (iv) amend the adjustments to be implemented in the event of changes in the capitalization and other similar events with respect to such Award, and (v) make such other changes to the terms of such Award as the Administrator deems necessary or appropriate in its sole discretion.

15. *Adjustments; Dissolution or Liquidation; Merger or Change in Control.*

(a) *Adjustments.* Subject to any required action by the stockholders of the Company, the number of shares of Common Stock which have been authorized for issuance under the Plan, including Shares as to which no Award have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, the number of Shares issuable pursuant to Options to be granted under Section 11 of the Plan, the number of Shares covered by each outstanding Award and/or the price per Share covered by each such outstanding Award, shall be proportionately adjusted for any dividend or other distribution (whether in the form of cash, Shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan. Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

(b) *Dissolution or Liquidation.* In the event of the proposed dissolution or liquidation of the Company, the Administrator will notify each Participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an Award will terminate immediately prior to the consummation of such proposed action.

(c) *Change in Control.* In the event of a merger or Change in Control, each outstanding Award will be treated as the Administrator determines, including, without limitation, that each Award be assumed or an equivalent option or right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. The Administrator will not be required to treat all Awards similarly in the transaction.

In the event that the successor corporation does not assume or substitute for the Award, the Participant will fully vest in and have the right to exercise all of his or her outstanding Options and Stock Appreciation Rights, including Shares as to which such Awards would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Awards with performance-based vesting, all Performance Goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an Option or Stock Appreciation Right is not assumed or substituted for in the event of a Change in Control, the Administrator will notify the Participant in writing or electronically that the Option or Stock Appreciation Right will be full vested and exercisable for a period of time determined by the Administrator in its sole discretion, and the Option or Stock Appreciation Right will terminate upon the expiration of such period.

For the purposes of this Section 15(c), an Award will be considered assumed if, following the Change in Control, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash, or other securities or property) received in the Change in Control by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Change in Control is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or Stock Appreciation Right or upon the payout of a Restricted Stock Unit, Performance Unit or Performance Share, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Change in Control.

Notwithstanding anything in this Section 15(c) to the contrary, an Award that vests, is earned or paid-out upon the satisfaction of one or more Performance Goals will not be considered assumed if the Company or its successor modifies any of such Performance Goals without the Participant's consent; provided, however, a modification to such Performance Goals only to reflect the successor corporation's post-Change in Control corporate structure will not be deemed to invalidate an otherwise valid Award assumption.

(d) *Outside Director Awards*. With respect to Awards granted to an Outside Director that are assumed or substituted for, if on the date of or following such assumption or substitution the Participant's status as a Director or a director of the successor corporation, as applicable, is terminated other than upon a voluntary resignation by the Participant (unless such resignation is at the request of the acquirer), then the Participant will fully vest in and have the right to exercise Options and/or Stock Appreciation Rights as to all of the Shares underlying such Award, including those Shares which would not otherwise be vested or exercisable, all restrictions on Restricted Stock and Restricted Stock Units will lapse, and, with respect to Performance Units and Performance Shares, all Performance Goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met.

16. *Tax Withholding*.

(a) *Withholding Requirements*. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company will have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local, foreign or other taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof).

(b) *Withholding Arrangements*. The Administrator, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant to satisfy such tax withholding obligation, in whole or in part by (without limitation) (a) paying cash, (b) electing to have the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the amount required to be withheld, (c) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld, or (d) selling a sufficient number of Shares otherwise deliverable to the Participant through such means as the Administrator may determine in its sole discretion (whether through a broker or otherwise) equal to the amount required to be withheld. The amount of the withholding requirement will be deemed to include any amount which the Administrator agrees may be withheld at the time the election is made, not to exceed the amount determined by using the maximum federal, state or local marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered will be determined as of the date that the taxes are required to be withheld.

17. *No Effect on Employment or Service*. Neither the Plan nor any Award will confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company, nor will they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws.

18. *Date of Grant*. The date of grant of an Award will be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the

Administrator. Notice of the determination will be provided to each Participant within a reasonable time after the date of such grant.

19. *Term of Plan.* Subject to stockholder approval in accordance with Section 23 of the Plan, the Plan will become effective January 1, 2008. Unless sooner terminated under Section 20 of the Plan, it will continue in effect for a term of ten (10) years from the later of (a) the effective date of the Plan, or (b) the earlier of the most recent Board or stockholder approval of an increase in the number of Shares reserved for issuance under the Plan.

20. *Amendment and Termination of the Plan.*

(a) *Amendment and Termination.* The Board may at any time amend, alter, suspend or terminate the Plan.

(b) *Stockholder Approval.* The Company will obtain stockholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) *Effect of Amendment or Termination.* No amendment, alteration, suspension, or termination of the Plan will impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing (which may include e-mail) and signed by the Participant and the Company. Termination of the Plan will not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

21. *Conditions Upon Issuance of Shares.*

(a) *Legal Compliance.* Shares will not be issued pursuant to the exercise of an Award unless the exercise of such Award and the issuance and delivery of such Shares will comply with Applicable Laws and will be further subject to the approval of counsel for the Company with respect to such compliance.

(b) *Investment Representations.* As a condition to the exercise of an Award, the Company may require the person exercising such Award to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

22. *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, will relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority will not have been obtained.

23. *Stockholder Approval.* The Plan will be subject to approval by the stockholders of the Company within twelve (12) months after the date the Plan is adopted. Such stockholder approval will be obtained in the manner and to the degree required under Applicable Laws.

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